

PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

January 24, 2024

*Acuity*Brands.



Who We Are

Acuity Brands, Inc. (NYSE: AYI) is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications.

We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Acuity Brands, Inc. is based in Atlanta, Georgia, with operations across North America, Europe, and Asia. The Company is powered by more than 12,000 dedicated and talented associates.

Our Mission

We use technology to solve problems in spaces, light, and more things to come.

Our Values



Integrity
We do the right thing, the first time, every time.



Time
Time is the only constrained resource. We focus on what is most important.



Curiosity
We are always searching for a better way. We are willing and able to change.



Customer Obsessed
We see the world through the eyes of customers and end-users. We deliver on their needs.



People
We create an environment where the best people come to do their best work. We all succeed together.



Community
We care about the environment and our neighbors. We make communities better.



Owner's Mindset
We think and act like owners. We focus on long-term, sustainable value creation.

Letter to Stockholders



Dear Stockholders:

The Board of Directors ("Board") would like to thank you for your ongoing investment and continued confidence in Acuity Brands, Inc. ("Acuity Brands" or the "Company"). The Board oversees strategy, continuously monitors business performance, reviews capital deployment strategies, monitors risks, and examines other opportunities that have the potential to create additional value for stockholders.

We have successfully positioned our Company at the intersection of sustainability and technology, setting ourselves up for long-term growth by taking advantage of two of the most important mega-trends: minimizing the impacts of climate change and maximizing the impacts of technology.

I am pleased with the progress we have made in fiscal 2023. During the past year, Acuity Brands delivered strong performance. We strategically managed price and costs and delivered margin growth at Acuity Brands Lighting and Lighting Controls ("ABL"). We continued to grow the Intelligent Spaces Group ("ISG"). We generated strong cash flow from operations and allocated capital consistent with our priorities. We advanced the business through product and productivity improvements, and we continued to take the steps necessary to drive our transformation forward.

Our ABL segment continued to lead as the largest lighting and lighting controls company in North America. We have made the business more predictable, repeatable, and scalable by focusing on product vitality, elevating service levels, using technology throughout the business, and driving productivity.

Our ISG segment continued to grow as an attractive technology business that makes spaces smarter, safer, and greener by connecting the edge to the cloud for built spaces. Distech Controls has a technology advantage that we can continue to expand as the mechanical and analog controls of today become digital over time. And Atrius has introduced new applications in the cloud – including Atrius® Energy and Atrius® Sustainability – that are already making a difference for our customers.

We have changed how the Company works through our Better.Smarter.Faster operating system. Better.Smarter.Faster is the combination of processes, tools, and ways of working that span from strategy to people to operating rhythms to problem solving. It is unique to our organization and allows us to drive strategic alignment, manage change, and deliver results.

Our values are at the core of our culture and help create a shared purpose for achieving our Company's strategic goals. We make decisions based on our values and these values impact how we treat each other and how we serve our customers and communities.

The combination of Better.Smarter.Faster and our values allows us to operate more efficiently with greater distribution of responsibility and accountability throughout the Company. It is how we continue to improve our businesses and respond quickly and effectively to changing economic environments.

Our strategy is manifested through EarthLIGHT. It is the way we coordinate our efforts around Environmental, Social, and Governance considerations, measure our performance in key areas, and communicate about those efforts to our various stakeholders. We develop and sell products and services that help our customers save energy and reduce carbon emissions. We advance social initiatives to be the place where the best people come to do their best work. The Governance Committee receives regular updates regarding the Company's progress on these efforts, which help us continue to operate with integrity and transparency. We summarized our progress in our 2023 EarthLIGHT report, available on our website *www.acuitybrands.com*.

We thank our stockholders and other stakeholders for taking the time to engage with us and welcome the opportunity to hear feedback. We will continue to use your input to inform our practices and policies. See *Contacting the Board of Directors* for information about how to reach the Board.

As we look ahead to fiscal 2024, the Board is confident in management's ability to continue to take the necessary steps to drive our transformation forward.

Sincerely,

THE BOARD OF DIRECTORS

Neil M. Ashe,
Chairman, President and CEO

James H. Hance, Jr.
Lead Director

Marcia J. Avedon, Ph.D.

W. Patrick Battle

Michael J. Bender

G. Douglas Dillard, Jr.

Maya Leibman

Laura G. O'Shaughnessy

Mark J. Sachleben

Mary A. Winston



1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309

Notice of Annual Meeting of Stockholders

 **Date and Time**
January 24, 2024
1:00 p.m. ET
Online check-in begins
at 12:45 p.m. ET

 **Place**
Access the Virtual Annual
Meeting at
**www.virtualshareholder
meeting.com/ AYI2024**

 **Record Date**
Stockholders of record at the close of business on **November 27, 2023** are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

Purpose

Items of Business	Board Recommendation
1 Election of ten directors	⊘ **FOR** each director nominee
2 Approval of the proposed amendment to the Certificate of Incorporation to incorporate new Delaware law provisions regarding officer exculpation	⊘ **FOR**
3 Ratification of the appointment of our independent registered public accounting firm for fiscal 2024	⊘ **FOR**
4 Advisory vote to approve named executive officer compensation	⊘ **FOR**
5 Advisory vote on the frequency of future advisory votes on named executive officer compensation	⊘ **FOR** 1 year

Stockholders will also consider and act upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Voting

Your vote is important. If you are a stockholder of record, you can vote by one of the following methods. In each case, please follow the instructions provided on the Notice of Internet Availability or Proxy Card. We encourage you to vote in advance, even if you plan to participate in the Annual Meeting.

 **Internet**
www.proxyvote.com

 **Telephone**
1-800-690-6903

 **Mail**
Sign, date, and return
your proxy card

 **During the Meeting**
Vote electronically during
the Annual Meeting

Virtual Stockholders' Meeting Information

The Annual Meeting will be held in a virtual format only via the Internet. We believe a virtual meeting allows broader access by our stockholders and other interested parties without restricting participation. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/AYI2024*. You will also be able to vote your shares electronically at the Annual Meeting. **For more information about our virtual Annual Meeting processes, please see** *Questions Relating to this Proxy Statement – Information about our Virtual Annual Meeting*.

On or about December 14, 2023, we plan to commence mailing of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our Annual Report on Form 10-K via the Internet and how to vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how you can receive a paper copy of the proxy materials.

A list of the stockholders entitled to vote at the Annual Meeting may be examined during regular business hours at our executive offices located at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia, 30309 during the ten-day period preceding the meeting. The stockholders list will also be made available to stockholders during the virtual Annual Meeting at *www.virtualshareholdermeeting.com/AYI2024*.

By order of the Board,

[signature: Chanda Kirchner]

CHANDA KIRCHNER
Vice President, Corporate Secretary
December 14, 2023

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 24, 2024. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*.

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

Key Fiscal 2023 Business Performance Highlights

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, ABL and ISG, we design, manufacture, and bring to market products and services that make a difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications. We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Net Sales	Diluted EPS (GAAP)	Adjusted Diluted EPS[1]	Cash Flow from Operations
$3,952M	$10.76	$14.05	$578M

(1) This is a non-GAAP financial measure used by the Board and management to assess the performance of the business. See *Appendix A* for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Key Fiscal 2023 Achievements and Delivering on Strategic Priorities

- We delivered **strong financial performance in fiscal 2023**, and we continued to **improve our business** and **allocate capital effectively**

- In our ABL segment, our strategy is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and our services, and drive productivity. In 2023, ABL delivered strong margin performance. To achieve this, we:

  - **realigned our product portfolio** through the introduction of the **Design Select**[TM] program to better serve lighting specifiers, distributors, and electrical contractors

  - **strategically managed price** in a dynamic environment as a result of our **ongoing product vitality efforts** and the realignment of our product portfolio and elevated service

  - **improved our processes and management** of costs as a result of **ongoing productivity improvements**

  - exited our Sunoptics daylighting business and our Winona custom architectural lighting solutions business as a result of our **continuous portfolio evaluation**

  - **refreshed our product portfolio** and won **several notable awards** for products throughout the year including the prestigious **Red Dot "Best of the Best"** award

- In our ISG segment, our strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. In 2023, ISG continued to grow. We:

  - **expanded our addressable market** for Distech Controls by entering the **UK market** and adding commercial refrigeration controls to our portfolio through the acquisition of **KE2 Therm Solutions, Inc.** ("KE2 Therm")

  - **launched Atrius® DataLab**, the intersection point between Distech Controls® controllers at the edge and Atrius® applications in the cloud, and Atrius was named as a **Sustainability Leadership Award winner** in the 2023 Sustainability Awards program

- We **effectively allocated capital** — we **invested for growth** in our current businesses; **enhanced our portfolio** through acquisition; **maintained our dividend,** and **created permanent stockholder value** through the repurchase of $1.3 billion in shares since May 2020, or approximately 23% of our then-outstanding shares

- We continued the development of our **Better.Smarter.Faster operating** system

- We introduced two **new Employee Resource Groups** ("ERGs") and maintained our **employee engagement score**

- We took the necessary steps to **drive our transformation forward**

Allocating Capital Effectively as a Long-Term Source of Value

Our capital allocation strategy includes the following key elements:

| **1** | **Invest** in our current business for growth | **2** | Enter new businesses through **mergers** and **acquisitions** | **3** | **Maintain** our dividend | **4** | **Create** permanent value through share repurchases |

EarthLIGHT – Our Approach to ESG

Our values – including that we care about the environment and our neighbors and we make communities better – are at the core of our culture and help create a shared purpose for achieving our Company's strategic goals. EarthLIGHT is the way we coordinate our efforts around Environmental, Social, and Governance ("ESG") considerations, measure our performance in key areas, and communicate about those efforts to our various stakeholders. The Governance Committee of our Board oversees our EarthLIGHT program.


ENVIRONMENTAL
SOCIAL
GOVERNANCE
Environmental Impact
Develop and sell products and services that help save energy and reduce carbon emissions.
Our People, Our Communities
Attract and develop the best people to do their best work and prioritize their well-being. Make a positive impact in the communities where we live and work.
EarthLIGHT
Strong Governance
Operate with integrity and transparency to continue earning the trust of stakeholders.

Acuity Brands creates long-term value for our stakeholders through execution of our strategies and strong financial performance. We have successfully positioned our company at the intersection of sustainability and technology, setting ourselves up for long-term growth by taking advantage of two of the most important mega-trends: minimizing the impacts of climate change and maximizing the impacts of technology.

In fiscal 2023, we continued to develop and sell products and services that help save energy and reduce carbon emissions – for us and for our customers. We focused on creating an environment where the best people come to do their best work. We also continued our focus on receiving and acting on feedback from stockholders and others, including our associates, to ensure strong governance practices.

The Company shares its ESG-related progress in the 2023 EarthLIGHT report available on its website at ***www.acuitybrands.com***.*

In fiscal 2021, we created a robust three-year Diversity, Equity, and Inclusion ("DEI") plan, which we initiated with success in fiscal 2022 and continued through fiscal 2023. Our DEI efforts are highly integrated with our business objectives. We understand how diversity of backgrounds and experiences is critical to our ongoing success, and our goal is to ensure that all associates feel valued, respected, and accepted for their contributions regardless of their race, sex, religion, ethnicity, age, gender identity, disabilities, national origin, sexual orientation, or other unique characteristics. The Compensation and Management Development Committee is responsible for the oversight of, and receives regular updates on, the Company's human capital.

Listening to our associates is key to progressing our cultural transformation and business success. Our fiscal 2023 company-wide Associate Engagement Survey results held with sustainable engagement at 85% while participation rose to 97% from 93%. The participation rate is an indicator that our associates believe that action will be taken as a result of their feedback. We continue to benchmark ourselves against the highest performing companies. The results for five survey categories highlighted for action last year improved, demonstrating that leaders are evolving in actioning survey results.

We continue to look for ways to ensure that our associates can be successful, aspiring to create the place where the best people come to do their best work. We have changed how the company works through our Better.Smarter.Faster operating system. Better.Smarter.Faster is a combination of processes, tools, and ways of working that spans from strategy to people to operating rhythms to problem solving. It is unique to our organization and allows us to drive strategic alignment, manage change and deliver results.

We make decisions based on our values and these values impact how we treat each other and how we serve our customers.

* The information on the webpage, the EarthLIGHT report, or any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement.

Board Composition Highlights

Our Director Nominees

	Name and Primary Occupation	Independent	Tenure	Age	Committee Membership AC	CC	GC
	Neil M. Ashe Chairman, President and Chief Executive Officer ("CEO")		3	56			
	Marcia J. Avedon, Ph.D. CEO, Avedon Advisory, LLC; Former Executive Vice President, Chief Human Resources, Marketing and Communications Officer, Trane Technologies PLC	✓	1	62		●	●
	W. Patrick Battle Managing Partner, Stillwater Family Holdings	✓	9	60		●	●
	Michael J. Bender Former President and CEO, Eyemart Express, LLC	✓	1	62	●		●
	G. Douglas Dillard, Jr. Managing Partner, Slewgrass Capital, LLC and Slewgrass Partners, LLC	✓	6	53	●		●
	James H. Hance, Jr. Lead Director Operating Executive, The Carlyle Group LP	✓	9	79		●	Chair
	Maya Leibman Former Executive Vice President and Chief Information Officer, American Airlines Group, Inc.	✓	3	57		Chair	●
	Laura G. O'Shaughnessy Co-Founder and Chief Marketing Officer, The Picnic Group, Inc.	✓	3	46	●		●
	Mark J. Sachleben Former Chief Financial Officer and Corporate Secretary, New Relic, Inc.	✓	2	58		●	●
	Mary A. Winston President, Winsco Enterprises, Inc.; Former Executive Vice President and Chief Financial Officer, Family Dollar Stores, Inc.	✓	6	62	Chair		●

AC Audit Committee   CC Compensation and Management Development Committee   GC Governance Committee   ● Member

Board Composition (as of December 14, 2023)

GENDER DIVERSITY



40% of directors self-identify as women



67% of Committee Chairs self-identify as women

RACIAL/ETHNIC DIVERSITY



20% of directors self-identify as African American or Black

AGE



1 > 70 yrs

1 < 50 yrs

4 60-69 yrs

4 50-59 yrs

60 years average age

INDEPENDENCE



90% are independent

TENURE



6 < 5 yrs

4 6-10 yrs

4.77 years average tenure

Skills and Experiences Represented by Director Nominees

Description of Skill or Experience	Ashe	Avedon	Battle	Bender	Dillard	Hance	Leibman	O'Shaughnessy	Sachleben	Winston
Executive Leadership: Experience as a public company CEO or other executive officer, either current or past; or as a senior executive, division president, or functional leader within a complex organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance: Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Growth and Development: Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operational/Manufacturing: Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates	✓	✓	✓	✓		✓				✓
Finance, Accounting, and Capital Markets: Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital and Talent Management: Experience in attracting, developing, and retaining talent and building strong cultures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management/Sustainability: Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments	✓	✓		✓	✓	✓	✓		✓	✓
Engineering, Technology, and Innovation: Experience in leading edge engineering and technology innovation; experience in digital transformation of a business	✓	✓	✓	✓	✓	✓	✓	✓		

Corporate Governance Highlights

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders is important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by our Board with input from the Compensation and Management Development Committee, sought feedback on governance priorities, compensation programs, and environmental and social issues. In our most recent pre-proxy season engagement cycle:

We contacted

33 of our top stockholders

We held approximately

12 meetings with stockholders

representing approximately

73% of our outstanding common stock

representing approximately

25% of our outstanding common stock

We engaged with stockholders in the following ways:

Off Season Engagement		**Engagement Prior to Annual Meeting**		**Engagement Around and After Annual Meeting**
- Engaged stockholders to understand their respective viewpoints - Educated stockholders around the Company's corporate strategy, business developments, and financial position - Engaged stockholders to understand any perception gaps between the Company's performance and stockholder interpretation of performance		- Sought feedback on potential matters for stockholder consideration at the Annual Meeting - Discussed any areas of concern that stockholders voiced		- Provide clarification on matters being voted on after Annual Meeting material is published - Seek feedback on areas of concern to inform the Board's future decisions

Our Response to Stockholder Feedback Relating to Executive Compensation

The Compensation and Management Development Committee carefully considers feedback from our stockholders regarding our executive compensation practices, as well as other compensation and governance best practices. The Compensation and Management Development Committee implemented a series of changes to our executive compensation program in fiscal 2022 and fiscal 2023 and stockholders have responded favorably, as illustrated in our say on pay ("Say on Pay") vote result at the annual meeting of stockholders held in January 2023, with 95% of votes cast in favor, and through the support indicated during our stockholder outreach program. The following table summarizes the feedback received from stockholders relating to executive compensation in recent years and our responses:

Feedback/What We Heard	Response/What We Did
Interest in increased focus on performance-based compensation	▪ For fiscal 2022 and 2023, our CEO received 75% of his LTI Program award in the form of performance stock units ("PSUs"); the remaining 25% were in the form of restricted stock units ("RSUs") ▪ For fiscal 2023, other named executive officers ("NEOs") received 60% of their LTI Program awards in the form of PSUs (an increase from 50% in fiscal 2022); the remaining 40% were in the form of RSUs (a decrease from 50% in fiscal 2022)
Support of our interest in adding a relative total shareholder return ("rTSR") measure to the long-term incentive program ("LTI Program")	For fiscal 2023: ▪ We added PSUs with an rTSR measure for all NEOs ▪ CEO PSU awards (75% of his LTI Program award) were allocated such that 50% were based on return on invested capital ("ROIC") in excess of the weighted average cost of capital ("WACC"), and 25% were based on rTSR ▪ Other NEO PSU awards (60% of their LTI Program award) were allocated such that 40% were based on ROIC in excess of WACC, and 20% were based on rTSR
Interest in more descriptive disclosure of individual performance goals	▪ In our proxy statement for our 2023 annual meeting and in this Proxy Statement, we included enhanced disclosure of individual performance goals in the short-term incentive program ("STI Program") for all NEOs (see *Key Achievements of our NEOs*).

Corporate Governance Enhancements

In addition to our ongoing Board review and refreshment process, our Board regularly evaluates and enhances our corporate governance practices. Following is a summary of the corporate governance enhancements we have made over the past several years.

▪ Declassified our Board and adopted a majority voting standard for non-contested elections (2017)

▪ Amended our Corporate Governance Guidelines to set age 75 as the retirement age for our directors, except in unique or extenuating circumstances (2017)

▪ Amended our Code of Ethics and Business Conduct to highlight our commitment to: prohibiting discrimination on the basis of sexual orientation, gender identity, and gender expression (2017); prohibiting child labor (2018); remaining vigilant to prevent money laundering (2023); designing, sourcing, and producing safe quality products for our customers (2023); and complying with all requirements for doing business with the government or on publicly funded projects (2023)

▪ Launched our EarthLIGHT program to report the Company's ESG efforts and provide annual updates on our progress (2018)

▪ Adopted a Board Diversity policy (2019)

▪ Amended our Governance Committee Charter to provide for the Governance Committee's oversight of ESG (2019)

▪ Amended the Company's By-Laws and Certificate of Incorporation to eliminate supermajority voting provisions (2021)

▪ Amended the Company's Certificate of Incorporation to allow By-Law amendment granting stockholders' right to call a special meeting (2021)

▪ Continued refreshment of our Board membership, the leadership of each of our standing committees, and the membership of our standing committees, including focused succession planning for each (2020, 2021, 2022 and 2023)

▪ Adopted an Amended and Restated Incentive-Based Compensation Recoupment Policy to comply with recently adopted New York Stock Exchange ("NYSE") listing standards and Securities and Exchange Commission ("SEC") regulations governing compensation recovery policies (2023)

Governance Best Practices

The Board takes seriously its responsibility to represent the interests of stockholders and is committed to good corporate governance. To that end, the Board has adopted a number of policies and processes, including:

Board Independence & Oversight

- Strong independent Lead Director
- Robust director refreshment and succession planning process (5 new independent directors added from fiscal 2020 - fiscal 2023)
- Annual, robust Board and committee self-evaluation process
- Oversight of risk management by the Board
- Oversight of ESG by the Governance Committee

Stockholder Rights

- Majority voting for directors in uncontested elections
- Annual election of all directors
- Proxy access by-law
- No stockholder rights plan or "poison pill"

Equity Risk Mitigation

- Executive and director stock ownership guidelines and retention requirements until ownership level achieved
- Prohibitions on hedging and pledging of our common stock
- Clawback policy (compliant with and exceeding NYSE listing standards) for incentive compensation paid to current and former covered officers

Executive Compensation Highlights

The Compensation and Management Development Committee continued its review of the Company's executive compensation program. We evaluated and implemented changes designed to align our compensation program with long-term stockholder value creation and strengthened our pay aligned to performance approach to compensation for our NEOs. We built upon the changes made in prior years to strengthen our compensation processes for fiscal 2023 and for future years, and incorporated feedback from our stockholders. Some of the changes we made during fiscal 2023 include:

- adding an rTSR metric to our performance shares (PSUs) for our NEOs;
- weighting the LTI Program awards of the NEOs (excluding the CEO) more heavily towards performance with 60% weighting on PSUs and 40% weighting on RSUs (CEO weighting remains higher at 75% PSUs and 25% RSUs); and
- appointing a new Chair of the Compensation and Management Development Committee and refreshing the Committee membership with a Board member previously serving on the Audit Committee.

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay and performance;
- alignment with the Company's business and operating strategy;
- alignment with stockholder value creation;
- consistency with peer group and market practice;
- motivation and retention of key talent; and
- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Program Design Changes

During our stockholder engagement in fiscal 2023, we shared our interest in adding an rTSR metric and increasing our weighting toward performance-based compensation for the NEOs. We received favorable input from our stockholders for these changes and made the design changes to our compensation program outlined in the table below:

Fiscal 2023 Design Changes

Addition of an rTSR metric in LTI Program for all NEOs	▪ For the CEO, 75% of the LTI Program award was in the form of PSUs, with 50% based on ROIC in excess of WACC, and 25% based on rTSR. ▪ For other NEOs, 60% of the LTI Program award was in the form of PSUs, with 40% based on ROIC in excess of WACC, and 20% based on rTSR.
Increased weighting of PSUs in LTI Program for non-CEO NEOs to further align with CEO and stockholders	▪ The CEO continues to have 75% of the LTI Program that is performance-based, which was increased in fiscal 2022. ▪ Other NEOs now have 60% of the LTIP Program that is performance-based, an increase from 50% in fiscal 2022.

We believe the changes outlined above responded to input expressed by our stockholders, enhanced the pay-for-performance alignment of our program with stockholders' interests, and achieved our desire to retain and appropriately incentivize our NEOs.

The following table highlights several design changes we implemented in fiscal 2022 in response to feedback received from our stockholders.

Fiscal 2022 Design Changes

Alignment of CEO performance-based compensation with other NEOs	The CEO participated in the LTI Program in fiscal 2022, receiving similar award types as other NEOs. The CEO's weighting was 75% in PSUs and 25% in RSUs, while other NEOs' weighting remained at 50% in both PSUs and RSUs.
Alignment of RSU vesting period with PSU vesting period	The vesting period of RSUs was changed from four years to three years to align with the three-year vesting and performance period of our PSUs.

After reviewing market trends, evaluating our Say on Pay vote results, and receiving supportive feedback from stockholders regarding the compensation design changes we made in fiscal 2022 and fiscal 2023, our Compensation and Management Development Committee determined to maintain the fiscal 2023 compensation design for fiscal 2024.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✖ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to review whether the design of our compensation program discourages excessive risk taking	✖ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✖ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✖ We do not allow new SERP participants or enhanced SERP benefits
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✖ We do not allow executive loans
✔ We have stock ownership guidelines for all executive officers and directors	✖ We do not permit hedging or pledging of stock by directors and executive officers
✔ We have a clawback policy that complies with and exceeds NYSE listing standards	✖ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We limit perquisites	✖ We do not allow repricing or backdating of stock options
✔ We have an annual Say on Pay vote	

Pay and Performance Alignment

At Acuity Brands, the core tenet of our executive compensation philosophy continues to be "pay aligned to performance." As such, a significant portion of the direct compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance goals, the value of our stock, or an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2023, our CEO's variable pay represented 87% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 77% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2023 DIRECT COMPENSATION


13%
Base Salary
17%
Short-Term Incentive
70%
Long-Term Incentive
CEO
87%
Performance-based
23%
Base Salary
23%
Short-Term Incentive
54%
Long-Term Incentive
Other NEOs
77%
Performance-based

Vehicle and Measures	Objective
Long-Term Incentive Award	

▪ For the CEO, weighting is:
  ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on rTSR; and
  ▪ 25% RSUs
▪ For other NEOs, weighting is:
  ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and
  ▪ 40% RSUs
	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period;
	▪ Reward Company and individual performance;
	▪ Encourage and reward long-term appreciation of stockholder value;
	▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and
	▪ Align interests of executives with those of stockholders.

Short-Term Incentive Award	

For all NEOs:
▪ Company Performance (80%):
  ▪ Net sales (34%)
  ▪ Adjusted operating profit (33%)
  ▪ Free cash flow (33%)
▪ Individual Performance (20%):
  ▪ Including individual ESG Goal
	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives;
	▪ Reward focus on operational performance, profitability, and cash flow generation; and
	▪ Reward individual performance, including individual performance with respect to ESG goals, to align with Company and stockholder interests.

Base Salary	
	▪ Provide a competitive level of fixed cash compensation for high-performing executives; and ▪ Reward individual performance, level of experience, and responsibility.

Fiscal 2023 Performance

We achieved the following:

Fiscal Year Ended August 31 ($ millions, except diluted earnings per share)	GAAP	Non-GAAP[1]
Net Sales	2023 $3,952 2022 $4,006 2021 $3,461	
Diluted Earnings Per Share / Adjusted Diluted Earnings Per Share	2023 $10.76 2022 $11.08 2021 $8.38	2023 $14.05 2022 $12.83 2021 $10.17
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2023 $578 2022 $316 2021 $409	2023 $511 2022 $260 2021 $365
Adjusted ROIC		2023 17.7% 2022 18.1% 2021 16.1%

[1] This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See *Appendix A* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $3.95 billion for the year ended August 31, 2023 decreased by $53.9 million, or 1.3%, compared with the prior-year period due to declines in sales within our ABL segment, partially offset by higher sales within our ISG segment. The divestiture from our Sunoptics prismatic skylight business, the acquisition of KE2 Therm, and changes in foreign currency rates did not have a meaningful impact on net sales for the year ended August 31, 2023.

Diluted earnings per share for fiscal 2023 was $10.76 compared with $11.08 for the prior-year period, a decrease of $0.32 per share, or 2.9%. The decline in diluted earnings per share reflects lower net income, partially offset by lower outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2023 was $14.05 compared with $12.83 for the prior-year period, an increase of $1.22 per share or 9.5%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income, as well as lower outstanding diluted shares.

We generated $578.1 million of cash flows from operating activities during fiscal 2023 compared with $316.3 million in the prior-year period, an increase of $261.8 million. This increase was due primarily to increased cash collections from customers and fewer inventory purchases during the current period, partially offset by the timing of payments for purchases on account. Cash generated from operating activities, cash on hand, and additional long-term debt borrowings were used during fiscal 2023 to fund our capital allocation priorities, including: $66.7 million in capital expenditures to support organic growth in our business, $16.8 million in dividends paid to stockholders, and $268.9 million, or 1.6 million, of share repurchases.

In fiscal 2023, we delivered adjusted ROIC of 17.1%, well above our estimated WACC of 10.5%.

Financial Performance Measures for Short-Term Incentive Program

The financial performance measures and their relative weightings are established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures, the Compensation and Management Development Committee considers management's recommendations, which incorporate and consider the long- and short-term strategic goals of the Company, and reviews available peer company information and other market data provided by its compensation consultant.

Each of the financial performance measures shown below may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee. For fiscal 2023, the only adjustments the Committee made were to exclude the impact of severance expenses resulting from business actions taken in the first and fourth quarters of the year.

SHORT-TERM INCENTIVE PROGRAM FINANCIAL PERFORMANCE MEASURES

Performance Measure[2]	Weighting	Performance Objectives[1]			Actual (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,862	$4,294	$4,723	$3,952	60%	20%
Adjusted operating profit	33%	$460	$548	$605	$486	65%	21%
Free cash flow	33%	$383	$451	$496	$511	200%	66%
					Company Payout Percentage		**107%**

[1] Threshold, Target, and Maximum are payable at 50%, 100%, and 200%, respectively.

[2] Adjusted operating profit and free cash flow are non-GAAP financial measures. See *Appendix B* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Performance–Based Incentive Compensation

The Compensation and Management Development Committee made key compensation decisions for our NEOs for fiscal 2023 as discussed below.

STI Program payouts for fiscal 2023 were based on the achievement of previously established financial performance measures and the achievement of individual performance goals. Eighty percent (80%) of the cash incentive opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow. The actual financial performance achieved in reference to the threshold, target, and maximum ranges resulted in achievements of net sales at 60%, adjusted operating profit at 65%, and free cash flow at 200%. Based on the weighting of each financial measure, this resulted in a payout based on the Company performance of 107%. Twenty percent (20%) of the cash incentive opportunity could be earned based on achievement of individual performance goals, which include ESG goals. Each NEO's final STI Program payout was calculated by taking the sum of the individual participant's base salary multiplied by their STI Program target percent, then applying the achievement level of the financial performance measures and the individual performance level.

The Board granted NEOs equity awards in October 2022 under the LTI Program as follows:

- For the CEO (a) 75% in the form of PSUs that vest, if at all, three years from the grant date, and (b) 25% in the form of RSUs that vest ratably over a three-year period.

- For all other NEOs (a) 60% in the form of PSUs that vest, if at all, three years from date of grant, and (b) 40% in the form of RSUs that vest ratably over a three-year period.

The actual number of PSUs earned will be determined at the end of the three-year period based on the level of achievement of adjusted ROIC in excess of established WACC thresholds and our relative ranking against the S&P 400 Capital Goods Index, both of which may allow for an earned payout up to two times the number of PSUs originally awarded.

Corporate Governance at Acuity Brands

ITEM 1: | **ELECTION OF DIRECTORS**

The Board has nominated each of our ten current directors listed below to be re-elected to serve a one-year term expiring at our next annual meeting of stockholders or until a successor is elected or qualified.


Neil M. Ashe
Marcia J. Avedon, Ph.D.
W. Patrick Battle
Michael J. Bender
G. Douglas Dillard, Jr.
James H. Hance, Jr.
Maya Leibman
Laura G. O'Shaughnessy
Mark J. Sachleben
Mary A. Winston


Our By-Laws provide that the number of directors constituting the Board shall be determined from time to time by the Board. Currently, the number of directors constituting the Board is fixed at ten and consists of the directors listed above. All directors have been nominated for re-election at this Annual Meeting after being recommended by the members of the Governance Committee. If elected, each of the nominees will hold office for a one-year term expiring at our next annual meeting or until a successor is elected or qualified.

Our Corporate Governance Guidelines provide that persons will not be nominated for election after their 75th birthday unless the Board, on the recommendation of the Governance Committee, determines that due to unique or extenuating circumstances it is in the best interests of the Company and its stockholders to waive such limitation. Directors are expected to offer to resign as of the annual meeting following their 75th birthday. The Board waived the age requirement for Mr. Hance, age 79, who has been nominated for election at this Annual Meeting. The additional one-year term for Mr. Hance will provide continuity during our ongoing board review and refreshment process, as well as allow the Company to continue to benefit from his diverse skills and experience.

The persons named in the accompanying proxy, or their substitutes, will vote for the election of the ten nominees. No proposed nominee is being elected pursuant to any arrangement or understanding between the nominee and any other person or persons. All nominees have consented to stand for election at this meeting. If any of the proposed nominees become unable or unwilling to serve, the persons named as proxies in the accompanying proxy, or their substitutes, shall have full discretion and authority to vote or refrain from voting for any substitute nominees in accordance with their judgment.

A summary of each director nominee's business experience and qualifications, other public company directorships held currently or in the last five years, and membership on the standing committees of the Board of the Company is below.

>  **The Board recommends that you vote FOR each of the Director Nominees.**

Director Information

Board Skills and Experience Summary

Executive Leadership:
Experience as a public company CEO or other executive officer, either current or past; or a senior executive, division president, or functional leader within a complex organization

10/10

Corporate Governance:
Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies

10/10

Strategic Growth and Development:
Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies

10/10

Operational/Manufacturing:
Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates

6/10

Finance, Accounting, and Capital Markets:
Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor

10/10

Human Capital and Talent Management:
Experience in attracting, developing, and retaining talent and building strong cultures

10/10

Enterprise Risk Management/Sustainability:
Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments

8/10

Engineering, Technology, and Innovation:
Experience in leading edge engineering and technology innovation; experience in digital transformation of a business

9/10

Director Nominees



NEIL M. ASHE

Director Since: 2020

Age: 56

Non-Independent
(Chairman, President and Chief Executive Officer)

Committees: None

SKILLS AND QUALIFICATIONS

Mr. Ashe brings to our Board extensive executive leadership experience and demonstrated ability to lead innovation, growth and change in competitive and fast-moving industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Chairman of the Board of the Company since January 2021
- President and Chief Executive Officer of the Company since January 2020
- CEO of Faster Horses LLC, which invests in, operates and advises companies that are embracing the power of digital to grow and change their businesses, from February 2017 to December 2019
- President and CEO, Global eCommerce & Technology, of Walmart, Inc., a multi-national retail corporation, from January 2012 to January 2017
- President of CBS Interactive, an online content network for information and entertainment, from July 2008 to July 2011
- CEO of CNET Networks, Inc., an online platform that provides media and marketing services, from 2006 to 2008
- Served on the Boards of Directors of numerous companies, including CNET Networks, Inc. and AMC Networks, Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Vericity, Inc.
- **Previous (during the past 5 years):** None



MARCIA J. AVEDON, Ph.D.

Director Since: 2022

Age: 62

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Dr. Avedon brings to our Board over 30 years of experience leading organizational transformation, talent and succession management, culture change, corporate social responsibility and communications. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Founder and CEO, Avedon Advisory LLC since April 2022
- Executive Vice President, Chief Human Resources, Marketing and Communications Officer for Trane Technologies PLC from March 2020 to April 2022
- Senior Vice President of Human Resources, Communications and Corporate Affairs for Ingersoll Rand from February 2007 to March 2020
- Chief HR Officer of Merck from January 2002 to December 2006
- Positions in Human Resources of increasing responsibility at Honeywell International from 1995 to 2002
- Early career included positions in human resources at Anheuser-Busch Companies, Inc. and as a consultant with Booz, Allen & Hamilton, Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Generac Power Systems
- **Previous (during the past 5 years):** GCP Applied Technologies and Lincoln National Corporation



W. PATRICK BATTLE

Director Since: 2014

Age: 60

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Mr. Battle brings to our Board extensive operational, strategic, and marketing expertise gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and human capital and talent management; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Managing Partner of Stillwater Family Holdings since 2010
- Chairman of IMG College (formerly known as The Collegiate Licensing Company, "CLC"), a national collegiate licensing and marketing firm, from 2007 to 2011; prior to joining IMG in 2007, Mr. Battle was president and CEO of CLC, where he worked since 1984

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** MasterCraft Boat Holdings, Inc.
- **Previous (during the past 5 years):** None



MICHAEL J. BENDER

Director Since: 2022

Age: 62

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Bender brings to our Board a strong background as an executive leader with extensive experience operating businesses at scale in the retail, integrated healthcare, real estate, e-commerce and global food and beverage industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operational and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- President and CEO of Eyemart Express, LLC ("Eyemart"), an eyecare retailer, from January 2018 to April 2022, having previously served as President of Eyemart from September 2017 to January 2018
- Chief Operating Officer, Global eCommerce of Walmart Inc. ("Walmart"), a multinational retail corporation, from July 2014 to February 2017, following service in various executive level positions at Walmart, including EVP and President of West Business Unit from 2011 to 2014; SVP, Mountain Division from 2010 to 2011; and Vice President and General Manager of Southwest Region from 2009 to 2010
- Various senior level positions from 2003 to 2007 at Cardinal Health, Inc., a global, integrated healthcare services and products company, including President and General Manager, Retail and Alternate Care
- Vice President, Store Operations of L-Brands, Inc., Victoria Secret Stores, an international specialty retailer, from 1999 to 2002
- Variety of sales, finance, and operating roles at PepsiCo, Inc., a global food and beverage company, from 1984 to 1999

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Kohl's Corporation
- **Previous (during the past 5 years):** Ryman Hospitality Properties, Inc.



G. DOUGLAS DILLARD, JR.

Director Since: 2017

Age: 53

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Dillard brings to our Board financial and strategic expertise, including his vast and relevant experience with software and business service companies, which is fundamental to the Company's current strategic direction. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Founder and Managing Partner of Slewgrass Capital, LLC, and Slewgrass Partners, LLC, a family investment fund, since 2017
- Co-Managing Partner of Standard Pacific Capital ("Standard Pacific"), an investment management firm, from 2005 to 2016
- Investment Partner of Standard Pacific from 1998 to 2005, responsible for the firm's investments in software and business service companies and non-Asia emerging markets
- Co-Portfolio Manager of Standard Pacific's flagship Global Fund from 2005 to 2016
- Adjunct professor at the McDonough School of Business at Georgetown University since 2017

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



JAMES H. HANCE, JR.

Director Since: 2014

Age: 79

Independent

Committees: Compensation and Management Development; Governance (Chair)

SKILLS AND QUALIFICATIONS

Mr. Hance brings to our Board extensive leadership, operational, and financial expertise, as well as significant corporate governance knowledge from his service on other large public company boards. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Operating executive of The Carlyle Group LP, a global investment firm, since 2005
- Vice Chairman of Bank of America Corporation, a bank and financial holding company, from 1993 to 2005; Chief Financial Officer from 1988 to 2004
- Chairman and co-owner of Consolidated Coin Caterers Corporation, a manufacturer, marketer, and distributor of soft drinks, from 1985 to 1986
- Partner at PricewaterhouseCoopers, a multinational professional services brand of firms, from 1979 to 1985; audit staff from 1969 until 1978
- Certified Public Accountant
- Served on the Boards of Directors of numerous companies, including Cousins Properties Incorporated, Duke Energy Corporation, Ford Motor Company, Parkway, Inc., Sprint-Nextel Corporation, Rayonier, Inc., EnPro Industries, Morgan Stanley, and Bank of America Corporation

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** The Carlyle Group, Inc.
- **Previous (during the past 5 years):** None



MAYA LEIBMAN

Director Since: 2020

Age: 57

Independent

Committees: Compensation and Management Development (Chair); Governance

SKILLS AND QUALIFICATIONS

Ms. Leibman brings to our Board extensive technology, cybersecurity, operational, strategic and leadership expertise gained through her senior leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Senior Advisor, American Airlines Group Inc., a publicly traded airline holdings company ("AA"), since January 2023
- Executive Vice President and Chief Information Officer of AA from November 2015 to December 2022
- Senior Vice President and Chief Information Officer of AA from December 2011 to November 2015
- President of AAdvantage Loyalty Program from July 2010 to December 2011
- Various roles of increasing responsibility at AA from September 1994 to July 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



LAURA O'SHAUGHNESSY

Director Since: 2020

Age: 46

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Ms. O'Shaughnessy brings to our Board extensive digital, technology, business development, and strategic expertise gained through her various leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Co-Founder and Chief Marketing Officer, The Picnic Group, Inc., a boutique holding company of food brands, since December 2022
- Independent Consultant since August 2020
- Chief Digital Officer of ReserveBar, an e-commerce leader in rare, luxury, and ultra-premium spirits, from August 2022 to October 2022
- Co-Founder of Code3 (formerly SocialCode), a technology company that manages digital and social advertising for leading consumer brands, and served as CEO from 2009 to August 2020
- Business and Product Strategy of the Slate Group, an online publisher, from 2009 to 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Vroom, Inc.
- **Previous (during the past 5 years):** None



MARK J. SACHLEBEN

Director Since: 2021

Age: 58

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Mr. Sachleben brings to our Board extensive financial, digital technology, and strategic planning expertise, as well corporate governance experience gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Advisor to the Chief Financial Officer of New Relic, Inc. ("New Relic"), an engineer focused, data-driven company, from August 2022 to May 2023
- Chief Financial Officer of New Relic from April 2008 to August 2022
- Corporate Secretary of New Relic from February 2018 to August 2022
- Vice President of Finance of Wily Technology, Inc., a software company, from December 1999 to March 2006

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** MeridianLink, Inc.
- **Previous (during the past 5 years):** None



MARY A. WINSTON

Director Since: 2017

Age: 62

Independent

Committees: Audit (Chair); Governance

SKILLS AND QUALIFICATIONS

Ms. Winston brings to our Board extensive management, operational, and financial expertise gained through her senior leadership positions, as well as significant corporate governance knowledge from her service on other large public company boards. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing, finance, accounting, and capital markets; human capital and talent management; and enterprise risk management and sustainability.

CAREER HIGHLIGHTS

- President and Founder, Winsco Enterprises, Inc., a consulting firm, since 2016
- Interim CEO of Bed Bath & Beyond, Inc., a retail chain specializing in housewares, furniture and specialty items, from May 2019 to November 2019
- Executive Vice President and Chief Financial Officer of Family Dollar Stores, Inc., a leading discount retailer, from 2012 to 2015
- Senior Vice President and Chief Financial Officer of Giant Eagle, Inc., a supermarket chain, from 2008 to 2012
- Executive Vice President and Chief Financial Officer of Scholastic Corporation, a global children's publishing, education and media company, from 2004 to 2007
- Held senior executive positions at Visteon Corporation, a global technology company, and Pfizer Inc., an American multinational pharmaceutical and biotechnology corporation, from 1995 to 2004
- Certified Public Accountant (inactive)
- Served on the Boards of Directors of numerous companies, including Plexus Corporation and SUPERVALU Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Chipotle Mexican Grill, Inc., Northrop Grumman Corporation, and The Toronto-Dominion Bank
- **Previous (during the past 5 years):** Bed Bath & Beyond, Inc., Domtar Corporation, and Dover Corporation

Director Nomination Process

Annual Assessment of Size, Composition, and Structure

The Governance Committee, comprised of all of our independent directors, is responsible for recommending to the Board the director nominees to be elected by our stockholders each year at our annual meeting of stockholders. The Governance Committee is also responsible for recommending to the Board any nominees for appointment to fill a new Board seat or Board vacancy. To fulfill these responsibilities, the Governance Committee annually assesses the requirements of the Board and makes recommendations to the Board regarding its size, composition, and structure.

Incumbent Nominations

In determining whether to nominate an incumbent director for re-election, the Governance Committee, in consultation with the Board Chair and the Lead Director, evaluates each incumbent director's continued service in light of the current assessment of the Board's requirements, taking into account factors such as evaluation of the incumbent's performance.

Identification and Consideration Process of New Nominees

1 | **Identification of Qualified Candidates**

The Governance Committee first identifies a qualified candidate or candidates. Candidates may be identified through: the engagement of an outside search firm; recommendations from independent directors, the Board Chair, management or other advisors to the Company; or stockholder recommendations.

2 | **Review of Qualifications**

The Governance Committee reviews the qualifications of each candidate. As expressed in our Corporate Governance Guidelines, we do not set specific criteria for directors, but the Governance Committee reviews the qualifications and skills of each candidate, including, but not limited to, the candidate's experience, judgment, diversity, and experience in or knowledge of marketing, innovation, manufacturing, cybersecurity, software, electronic and distribution technologies, international operations, and accounting or financial management.

3 | **Candidate Interview**

Final candidates are interviewed by multiple Governance Committee members, as well as the Board Chair and the Lead Director (who currently is the Governance Committee Chair).

4 | **Recommendation**

The Governance Committee makes a recommendation to the Board based on its review, the results of interviews with the candidates, and all other available information.

5 | **Final Decision**

The Board makes the final decision on whether to invite a candidate to join the Board after completion of independence, reference, and background checks.

6 | **Invitation**

The Board-approved invitation is extended by the Governance Committee Chair and the Board Chair.

Recent Additions to the Board

As an example of the process outlined above, when the Board conducted a search to identify candidates to further its refreshment efforts in fiscal 2022, it engaged an outside search firm to assist in identifying potential director candidates. The outside search firm conducted a skills assessment of the current Board and, after a review of this assessment by the Governance Committee, was instructed to search for candidates that had skills and experience within our current strategic priorities of operations, industry, role (active CEO or chief information officer), financial, governance, ESG expertise, global operations, human capital management, diversity, and technology. The search firm identified several candidates, who were then interviewed by the Board Chair and the Lead Director. The final candidates were subsequently interviewed by other members of the Governance Committee. Two candidates were identified: Dr. Avedon and Mr. Bender. After completion of reference and background checks and a review of various independence requirements, these candidates were extended invitations to join the Board. The Board approved each candidate.

Importance of Board Diversity

Our Corporate Governance Guidelines provide that the Governance Committee should consider diversity when reviewing the appropriate experience, skills, and characteristics required of directors. In evaluating director candidates, the Governance Committee considers the diversity of the experience, skills, and characteristics that each candidate brings to the Board and whether the candidate's background, qualifications and characteristics will complement the overall membership of the Board. For purposes of Board composition, diversity also may include, among other unique characteristics, age, gender, ethnicity, race, national origin, and/or geographic background. The Governance Committee and the Board seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of skills, backgrounds, and expertise in areas that will foster the Company's continued business success and that will reflect the diverse nature of the business environment in which we operate. The Board maintains a Board Diversity Policy which is available on the Company's website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents.*

Importance of Time Commitment

The Board believes that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. Therefore, our Corporate Governance Guidelines generally prohibit (i) an outside director from serving on more than four public company boards (including our Board) at one time, (ii) our CEO from serving on more than two public company boards (including our Board) at one time, and (iii) the Board Chair or Lead Director from serving on more than three public company boards (including our Board).

Stockholder Recommendations for Candidates for Director

Pursuant to a policy adopted by the Board, the Governance Committee will consider recommendations for candidates for director from stockholders made in writing via certified mail and addressed to the attention of the Chair of the Governance Committee, c/o Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. The Governance Committee will consider such recommendations on the same basis as those from other sources. Stockholders making recommendations for candidates for director should provide the same information required for director nominations by stockholders at an annual meeting, and such recommendations must be received by the Company in accordance with the advance notice provision of our By-Laws, each as explained in the section entitled *Next Annual Meeting—Stockholder Proposals and Director Nominations.*

Proxy Access Nominations

Our By-Laws enable a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our By-Laws. Stockholders who wish to nominate director candidates for inclusion in our proxy materials under our proxy access By-Law provisions must satisfy the requirements (including, but not limited to, the timelines) in our By-Laws as described in the section entitled *Next Annual Meeting—Stockholder Proposals and Director Nominations.* The Board expects to evaluate any director candidates nominated through the proxy access process in a manner similar to that used to evaluate other director candidates.

Board Refreshment and Succession Planning

We have added skills, expertise, and diversity to the Board with the addition of Dr. Avedon (June 2022), Mr. Bender (September 2022), Ms. Leibman (February 2020), Ms. O'Shaughnessy (June 2020), and Mr. Sachleben (August 2021) in such areas as executive leadership, strategic growth and development, engineering, technology, innovation, finance, accounting, human capital and talent management, enterprise risk management, and sustainability. It is the intention of the Board to continue this refreshment process over the coming years as we plan for the retirement of certain members of the Board, when additional skills and expertise are identified during the annual assessment process, or as a result of our strategic planning process.

5 new independent

directors in

3 years
(2020–2022)

Director Independence

The Board is responsible for supervising the management of the Company. The Board has reviewed and determined that all of its current members, except Neil M. Ashe, the Chairman, President and CEO, have no material relationship with the Company and are independent, based on the listing standards of the NYSE, the categorical standards in our Corporate Governance Guidelines, and a finding of no other material relationships. Our Corporate Governance Guidelines are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents*.

Board and Committees

Board Leadership Structure

The Board believes that no single leadership structure fits all organizations. The Board, using its diverse skills and experience, considers the most appropriate leadership structure for our Company based on the specific circumstances and challenges we face. The independent Board members challenge management and demonstrate independence and free thinking as necessary to ensure effective oversight. The Board also prioritizes stockholder engagement and discusses feedback received. As a result, the Board is in the best position to evaluate the relative benefits and challenges of different Board leadership structures, and ultimately decides which one best serves the interests of all of our stakeholders. The independent directors, therefore, believe that the Company's current structure, with an independent Lead Director and standing committees consisting entirely of independent directors, provides strong independent leadership and oversight, as well as efficient and clear leadership, communication, and administration.

Duties and Responsibilities of the Board Chair

Our Corporate Governance Guidelines provide that whenever the Board Chair is a member of management, there will be an independent Lead Director. Some of the responsibilities of the Board Chair include, but are not limited to:

- facilitating the flow of information between management and the Board;
- providing an appropriate amount of management oversight;
- facilitating the efficient operation of the Board by ensuring the Board is fulfilling its obligations and duties; and
- framing effective strategic alternatives based on extensive knowledge of the Company and the industry in which it operates.

Duties and Responsibilities of the Lead Director

Our Lead Director is an independent director appointed each year by the independent members of the Board after the annual meeting of stockholders. The Lead Director's responsibilities, as described in our Corporate Governance Guidelines, include:

- providing oversight to ensure the Board works in an independent, cohesive fashion;

- ensuring Board leadership in the absence or incapacitation of the Board Chair;

- chairing Board meetings when the Board Chair is not in attendance;

- coordinating with the Board Chair to ensure the conduct of the Board meeting provides adequate time for serious discussion of appropriate issues and that appropriate information is made available to Board members on a timely basis;

- chairing executive sessions and acting as liaison between the independent directors and the Board Chair on matters raised in such sessions; and

- coordinating with the Board Chair and CEO, or if they are not the same person, the CEO, to set the agenda for Board meetings.

In addition, the Lead Director meets separately each quarter with our General Counsel and is entitled to request material and receive notice of and attend all Board committee meetings and to discuss other matters, as needed, directly with our General Counsel.

The Board believes that having an independent Lead Director whose responsibilities closely parallel those of an independent chair ensures that the appropriate level of independent oversight is applied to all Board decisions.

Our Corporate Governance Guidelines provide that our Board will include a majority of independent directors. As described in *Item 1—Election of Directors*, nine of our ten director nominees are independent. In addition, only independent directors serve as members of the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Each of the standing committees is led by a committee chair who sets the agenda for the committee and reports to the full Board on the committee's work. The independent members of the Board and the independent members of each of the standing committees meet quarterly in executive session.	**90%** Independent Directors

Committees of the Board

The Board has delegated certain functions to the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Our committee Charters describe the responsibilities of each standing committee. For information about where to access the Charters, see *Governance Policies and Procedures*.

Audit Committee (6 meetings during fiscal 2023)

Fiscal 2022 Committee Members:	Rotated In/New Director:	Current Committee Members:

Mary A. Winston (Chair)
James. H. Hance, Jr.
Laura G. O'Shaughnessy
Ray M. Robinson
	Michael J. Bender
	    (Appointed September 2022)
	G. Douglas Dillard, Jr.
	    (Rotated January 2023)
	
	Rotated Out/Retired:
	
	Ray M. Robinson
	    (Retired January 2023)
	James. H. Hance, Jr.
	    (Rotated January 2023)
		Mary A. Winston (Chair)
		Michael J. Bender
		G. Douglas Dillard, Jr.
		Laura G. O'Shaughnessy

Roles and Responsibilities of the Audit Committee

- Matters pertaining to our auditing, internal control, financial reporting, and financial risk exposures (including cybersecurity), as set forth in the Audit Committee's report (see *Report of the Audit Committee*) and in its Charter.

- Each quarter, the Audit Committee meets separately with the independent registered public accounting firm, the internal auditor, the Chief Financial Officer, the General Counsel, and the Chief Compliance Officer without other management present.

- Annually, the Audit Committee evaluates the performance of the independent registered public accounting firm in relation to its functions and responsibilities (see *Selection and Engagement of the Independent Registered Public Accounting Firm*).

Each member of the Audit Committee is independent under the requirements of the SEC and the Sarbanes-Oxley Act of 2002. In addition, the Board has determined that each member of the Audit Committee meets the current independence and financial literacy requirements of the listing standards of the NYSE. The Board has determined that each of the members of the Audit Committee satisfy the "audit committee financial expert" criteria adopted by the SEC and that each of them has accounting and related financial management expertise required by the listing standards of the NYSE.

Compensation and Management Development Committee (5 meetings during fiscal 2023)

Fiscal 2022 Committee Members:	Rotated In/New Director:	Current Committee Members:

Dominic J. Pileggi (Chair)
Marcia J. Avedon, Ph.D.
W. Patrick Battle
G. Douglas Dillard, Jr.
Maya Leibman
Mark J. Sachleben
	James H. Hance, Jr.
	    (Rotated January 2023)
	
	Rotated Out/Retired:
	
	Dominic J. Pileggi
	    (Retired January 2023)
	G. Douglas Dillard, Jr.
	    (Rotated January 2023)
		Maya Leibman (Chair)
		Marcia J. Avedon, Ph.D.
		W. Patrick Battle
		James H. Hance, Jr.
		Mark J. Sachleben

Roles and Responsibilities of the Compensation and Management Development Committee

- Matters relating to the evaluation and compensation of the executive officers and non-employee directors, as described in its Charter.

- Matters relating to management development and succession, as well as oversight of DEI.

- At most regularly scheduled meetings, the Compensation and Management Development Committee meets privately with an independent compensation consultant without management present.

- Annually, the Compensation and Management Development Committee evaluates the performance of the independent compensation consultant in relation to the its functions and responsibilities.

Each member of the Compensation and Management Development Committee is independent under the listing standards of the NYSE and a non-employee director under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board has determined that each member of the Compensation and Management Development Committee meets the additional independence requirements applicable to compensation committees under NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

The directors who served on the Compensation and Management Development Committee of the Board during the fiscal year ended August 31, 2023, were Marcia J. Avedon, Ph.D., W. Patrick Battle, G. Douglas Dillard, Jr., James H. Hance, Jr., Maya Leibman, Dominic Pileggi, and Mark J. Sachleben. None of these individuals are, or ever have been, officers or associates of the Company. During fiscal 2023, none of our executive officers served as a director or on the compensation committee of any entity for which any of these individuals served as an executive officer, and there were no other compensation committee interlocks with the entities with which these individuals or our other directors are affiliated.

Governance Committee (4 meetings during fiscal 2023)

Fiscal 2022 Committee Members:	Rotated In/New Director:	Current Committee Members:
James H. Hance, Jr. (Chair)	Michael J. Bender	James H. Hance, Jr. (Chair)
Marcia J. Avedon, Ph.D.	(Appointed September 2022)	Marcia J. Avedon, Ph.D.
W. Patrick Battle		W. Patrick Battle
G. Douglas Dillard, Jr.	**Rotated Out/Retired:**	Michael J. Bender
Maya Leibman		G. Douglas Dillard, Jr.
Laura G. O'Shaughnessy	Dominic J. Pileggi	Maya Leibman
Dominic J. Pileggi	(Retired January 2023)	Laura G. O'Shaughnessy
Ray M. Robinson	Ray M. Robinson	Mark J. Sachleben
Mark J. Sachleben	(Retired January 2023)	Mary A. Winston
Mary A. Winston		

Roles and Responsibilities of the Governance Committee

- Reviewing matters pertaining to the composition, organization, and practices of the Board.

- Recommending changes to the Corporate Governance Guidelines.

- Recommending changes to and overseeing the administration of the Code of Ethics and Business Conduct.

- Overseeing our ESG initiatives through our EarthLIGHT program.

- Periodic evaluation of the Board and individual directors.

- Recommending to the full Board a slate of directors for election by stockholders at the annual meeting and candidates to fill a new Board position or any vacancies on the Board as explained in greater detail in the section entitled *Director Nomination Process*.

The Board has determined that each member of the Governance Committee is independent under the listing standards of the NYSE.

Director Engagement

Board Meetings and Attendance

During the fiscal year ended August 31, 2023, the Board held four regular meetings. Each incumbent member of the Board attended 75% or more of the aggregate of (i) the total number of meetings of the Board held during fiscal 2023 (during the period for which such person served as a director), and (ii) the total number of meetings of each committee of the Board held during fiscal 2023 (during the period for which such person served as a member of the committee).

The Company does not have a formal policy regarding director attendance at its annual meeting of stockholders. However, we expect that each continuing director will attend the annual meeting of stockholders, absent a valid reason. All of our continuing directors attended the most recent annual meeting.

Meetings of Non-Management Directors

Our Corporate Governance Guidelines provide that all non-management directors meet in executive session outside the presence of the CEO and other Company personnel during a portion of each of the Board's meetings. As discussed above, the Lead Director chairs these executive sessions and develops the agenda for each executive session.

Beyond the Boardroom

Our directors routinely receive updates on the Company's strategy and operations from members of the management team during quarterly meetings that allow continued engagement with our associates who are involved in day-to-day operations. In addition, the members of the Board may periodically visit one or more of the Company's operating facilities.

When a new director is elected to the Board, the Company's senior leadership team conducts an orientation that covers such topics as strategy, product innovation, industry overview, sales and marketing strategies, supply chain and sourcing management, financial highlights and planning, legal entity structure, and a general overview of the Company's governance policies and practices, including a review of a director's fiduciary duties.

Board Evaluation Process

The Board believes in a robust self-evaluation process. The Board performs a full Board evaluation each year that includes an assessment of each Committee. The evaluation process described below is managed by the Corporate Secretary's office with oversight by the Governance Committee. The Governance Committee may retain an independent third party to assist in the evaluation process if deemed appropriate.

1 | **Completion of Questionnaires**

All members of the Board complete a detailed confidential questionnaire on the performance of the full Board on such topics as: alignment with the Company's mission, vision, values and long-term strategies and goals; effectiveness and commitment to fiduciary responsibilities; oversight of Company's long-term strategy and risk management; support of a culture of mutual trust and open communications; review of Board and committee composition relating to skills, expertise, diversity, size, and succession; feedback on the information provided to the Board and its committees relating timing and relevance of information from management and other advisors; productiveness and length of meetings; and effectiveness of the Board's leadership in areas of oversight, onboarding, succession planning, and facilitation.

2 | **Committee Self-Evaluation**

Each standing committee also conducts self-evaluations with results being reported by each standing committee chair to the Board. The committee self-evaluations consider: committee size; experience and skills of each committee member; appropriateness of committee responsibilities; length and content of quarterly meetings; communication among committee members; and other topics as deemed specifically appropriate by each standing committee.

3 | **Data Analysis**

Information is collected and analyzed, and a written report summarizing the responses is prepared and provided to the Board Chair and the Lead Director.

4 | **Discussion**

The Board Chair and Lead Director review and discuss the summary report with the Governance Committee and/ or the Board.

5 | **Follow-Up**

Matters requiring follow-up are addressed by the Lead Director/Chair of the Governance Committee and the Board Chair.

Board Responsibilities

Strategic Oversight

The Board and its standing committees are involved in oversight of our strategy, including, but not limited to, major business and organizational initiatives, capital allocation, and potential business development opportunities. Each quarter the Board receives operational reports from senior leaders on key business activities and discusses one or more of the aforementioned areas. At least annually, the Board discusses the Company's long-term strategy, one-year plan, and three-year plan. The standing committees oversee elements of our strategy associated with their respective areas of responsibility.

Board Risk Oversight

While our management team is responsible for the day-to-day management of risk, the Board has broad oversight responsibility of our risk-management programs. In this role, the Board is responsible for ensuring that our risk-management processes and/or programs are designed and implemented effectively by management and that they function in the intended manner.

As outlined below, the Board delegates certain elements of its risk oversight function to its various standing committees. Each committee then discusses with the entire Board all aspects of its individual risk oversight. We believe that our risk oversight structure supports effective risk oversight by the Board. We also encourage open communication between management and directors with respect to risk oversight.

Full Board and Committees

Board Oversight
Pursuant to our Corporate Governance Guidelines, it is the Board's role to provide oversight of the Company's risk management processes. The Board receives quarterly updates on various risks from each committee chair. In addition to the committees' work in overseeing risk management, our Board regularly discusses significant risks that the Company may be facing.



Audit Committee	Compensation and Management Development Committee	Governance Committee
Specifically charged with the responsibility of meeting periodically, on at least a quarterly basis, with management to discuss major financial risk exposures (including cybersecurity risks) and the steps management has taken to monitor and control the Company's exposure to risk, including policies with respect to financial risk assessment and risk management.	Considers risk in acquiring and retaining human capital, as well as in designing the compensation program. The goal of the latter being to appropriately balance short-term incentives and long-term performance. A discussion of the compensation risk analysis conducted by the Compensation and Management Development Committee is included in the *Compensation Discussion and Analysis* later in this Proxy Statement.	Responsible for the composition and evaluation of the Board and its standing committees. Also, specifically charged with oversight of the Company's ESG programs (EarthLIGHT) and policies and any associated risks, and with oversight of the Company's Code of Ethics and Business Conduct.



Management routinely prepares and presents to the Board an enterprise risk management report identifying and evaluating key risks, including cybersecurity risks, and how these risks are being managed. In addition, management provides updates during the year of any material changes to the risk profile and reports on any newly identified risks.

Succession Planning and Human Capital Management

The Board and our Compensation and Management Development Committee routinely review the Company's plans for development and succession for key management positions and provide guidance to management on these plans. Human capital management, including our DEI initiatives previously discussed, is extremely important to the success of our business and strategies, and we recognize that it requires continued investment in our associates. The Board takes an active interest in the capabilities required to enable the strategies, as well as the continuing evolution of our human capital capabilities. Acuity Brands is an equal opportunity employer, and we are committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status, or other characteristics protected by law. We seek to retain our associates through competitive compensation and benefits, as well as challenging work experiences with increasing levels of responsibility. We strive to engage our associates in ways that will enhance their personal well-being and promote job satisfaction.

Human Capital Management in Fiscal 2023



Associate Engagement, Workplace Culture, and Associate Value Proposition
Continued our focus on our Listening Strategy and associate engagement action planning - emphasizing the accountabilities and capabilities of our leaders actioning survey results.



Diversity, Equity, and Inclusion
Improved our inclusion index score by using our values to guide our business actions. Broadened our learning about the obstacles to associate success by listening to and engaging our associates. Added two new ERGs.



Health and Well-Being
Continued to support the well-being of our associates and their families by: providing further education on the features of our benefits, making it easier to identify providers for particular needs or communities, and providing access to various health care options.



Management Development and Associate Training
Launched a management effectiveness series focused on coaching to performance. Scaled a digital platform with learning content and resources to help associates expand their knowledge, skills, and abilities.



Associate Compensation
Focused on our competitive positioning using our career architecture and global pay structures, pay equity, and pay transparency.

Contacting the Board of Directors

The Board has adopted a policy that allows stockholders and other interested parties to communicate directly with the Board as a group by writing to the Board Chair, with our non-management directors as a group by writing to the Chair of the Governance Committee, and with members of the Audit Committee as a group by writing to the Chair of the Audit Committee, each in care of the Corporate Secretary at our principal executive offices. Our principal executive offices are located at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. All communications will be forwarded promptly by the Corporate Secretary to the appropriate Board member.

Governance Policies and Procedures

Corporate Governance Practices

Our Board has approved a number of changes to our corporate governance practices over the past several of years, including:

By-Law Amendment to Provide Proxy Access (2016). We amended our By-Laws to include proxy access rights, which enable a stockholder or a group of up to 20 stockholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our By-Laws. The amendment to our By-Laws to include proxy access was the result of the Board's ongoing review of our corporate governance structure and current trends in corporate governance. The Board believes the proxy access By-Law provisions adopted by the Company conform generally with prevailing terms of proxy access By-Law provisions adopted by other public companies and reflect consideration of various factors identified by proxy advisory firms and corporate governance experts as critical to providing meaningful proxy access rights for stockholders.

Amendment of our Certificate of Incorporation to Declassify our Board of Directors (2017). We amended our Certificate of Incorporation to phase out the classified structure of our Board. All of our directors are now elected for one-year terms.

Amendments to our Corporate Governance Guidelines (2017). We amended to our Corporate Governance Guidelines to increase the retirement age of directors from 72 to 75, to provide that persons will not be nominated for election after their 75th birthday unless the Board determines that due to unique or extenuating circumstances it is in the best interest of the Company and its stockholders to waive such limitation. We subsequently amended the Corporate Governance Guidelines to reduce the number of public boards that our outside directors may serve on from five to four.

Amendment of our Certificate of Incorporation and By-Laws to Remove Supermajority Provisions (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws to eliminate supermajority voting provisions relating to amendments to the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws and the removal of directors.

Amendment of our Certificate of Incorporation and By-Laws to Permit Stockholders to Call a Special Meeting (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws to grant stockholders holding 20% or more of the Company's outstanding common stock the ability to call a special meeting of stockholders.

Amendment and Restatement of our Incentive-Based Compensation Recoupment Policy (2023). We amended and restated our Incentive-Based Recoupment Policy to comply with recently adopted NYSE listing standards and SEC regulations governing compensation recovery policies. Under our policy as amended and restated, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports.

We are continuing to evaluate recent amendments to Delaware law, and possible revisions to our governing documents resulting from those amendments. We have included a proposal in Item 2 of this Proxy Statement to approve an amendment to the Company's Restated Certificate of Incorporation to provide for exculpation of certain officers of the Company as permitted by recent amendments to Delaware law.

Corporate Documents and SEC Filings

The following governance documents are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance — Committee Charters & Governance Documents*.

- Certificate of Incorporation
- By-Laws
- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation and Management Development Committee Charter
- Governance Committee Charter
- Board Diversity Policy
- Policy Regarding Interested Party Communications with Directors

- Policy on Stockholder Recommendations for Board of Director Candidates
- Anti-Bribery and Anti-Corruption Policy
- Code of Ethics and Business Conduct
- Whistleblower and Non-Retaliation Policy
- Stock Ownership Guidelines Policy
- Policy on Political Activities and Public Policy Engagement
- *New* - Amended and Restated Incentive-Based Compensation Recoupment Policy

Copies of any of these documents will be furnished to any interested party by written request to the Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. Our SEC filings, including Section 16 filings, are available on our website at *www.acuitybrands.com* under *For Investors* then *Financials — SEC Filings.* Our proxy materials and annual report are available on our website at *www.acuitybrands.com* under *For Investors* then *Download Center.* Information on or connected to our website is not, and should not be, considered a part of this Proxy Statement.

Compensation of Directors

Non-Employee Director Compensation

The compensation program of our non-employee directors is designed to achieve the following goals:

- compensation should fairly pay directors for work required for a company of our size and scope;
- compensation should align directors' interests with the long-term interests of stockholders; and
- the structure of the compensation should be simple, transparent, and easy for directors and stockholders to understand.

Mr. Ashe, who is an employee of the Company, receives no additional compensation for serving as a director.

Director Fees

The compensation paid to our non-employee directors for their service on our Board and its committees is reviewed periodically with the assistance of the Compensation and Management Development Committee's independent compensation consultant using comparative data from the same peer companies that the Compensation and Management Development Committee uses to evaluate executive officer compensation. The Committee also reviews general industry practices for companies similar in revenue size to the Company. Prior to fiscal 2023, the last adjustment of non-employee director compensation occurred in fiscal 2019. In fiscal 2023, the Compensation and Management Development Committee reviewed the non-employee director compensation program. Based on that review, the compensation of the non-employee directors was adjusted as follows:

- the Cash Portion (as described below) was increased from $80,000 to $95,000;
- the Non-Cash Portion (as described below) was increased from $145,000 to $155,000;
- the fee paid to the Governance Committee Chair of $25,000 was adjusted and split such that $30,000 will be paid to the independent Lead Director and $15,000 will be paid to the Governance Committee Chair to accommodate the instance when the Governance Committee Chair does not serve as the Lead Director; and
- the fees paid to the Audit Committee Chair and Compensation and Management Development Committee Chair were increased from $20,000 to $25,000 and from $15,000 to $20,000, respectively.

A summary of the fiscal 2023 annual fees and other compensation paid to directors is below.

ANNUAL FEES
In Effect Since January 2023



$95,000
Cash Portion[1]

$250,000
Total Annual Fees

$155,000
Non-Cash Portion[2]

OTHER COMPENSATION[3]

Lead Director:	$30,000
Audit Committee Chair:	$25,000
Compensation and Management Development Committee Chair:	$20,000
Governance Committee Chair:	$15,000
Board Meeting Fee *(for meetings in excess of six per fiscal year)*:	$2,000
Committee Meeting Fee *(for meetings in excess of six per fiscal year)*:	$1,500

[1] Approximately 38% of the annual fee for fiscal 2023 was payable in cash. This portion of the annual fee may, at the director's election, be deferred as described below.

[2] Approximately 62% of the annual fee for fiscal 2023 was payable in equity. This portion is required to be deferred into stock units until the director exceeds the Stock Ownership Guidelines requirement described below. Once the Stock Ownership Guidelines requirement has been met, directors may annually elect to receive this Non-Cash Portion in the form of a restricted stock award or a deferred restricted stock unit award as described below.

[3] Any lead director, chair, or meeting fees, which are payable in cash, may also be deferred as described below.

We pay fees to our directors in a single payment after the annual meeting at which the director is elected for a one-year term. As shown above, the annual fee is split into a Cash and Non-Cash Portion. Each director may elect the payment form of each portion of their annual fee, subject, in some cases, to our Stock Ownership Guidelines.

Cash Portion. Each director may elect to have the Cash Portion paid in either cash or deferred into the Amended and Restated 2011 Director Deferred Compensation Plan (the "Amended 2011 NEDC"). Amounts deferred into the Amended 2011 NEDC may be credited into either an interest-bearing cash fund or into a stock unit fund. The value of the stock unit fund mirrors the value of the Company's common stock and earns cash dividends that are credited to the interest-bearing cash fund. See *Director Deferred Compensation Plan* below for more details about the distribution provisions of this plan.

Non-Cash Portion. Each director may elect to have the Non-Cash Portion paid in either a restricted stock award ("RSA") or a deferred restricted stock unit award ("DSU") pursuant to the Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan (the "Omnibus Incentive Plan") if the director has exceeded the Stock Ownership Guidelines requirement. Prior to exceeding the Stock Ownership Guidelines requirement, the Non-Cash Portion will be paid in the form of a DSU. RSAs and DSUs become fully vested on the first anniversary of the grant date, or, if earlier, the date of the next subsequent annual meeting of stockholders. Both RSAs and DSUs earn dividend equivalents during the vesting period at a rate equal to the dividends paid to other holders of our common stock if and when declared. DSUs continue to earn dividend equivalents until such time as they are distributed and such earned dividend equivalents receive interest at the same rate as dividend equivalents earned on deferred stock units under the Amended 2011 NEDC. When a director ceases service with the Company during the one-year vesting period, the total number of shares earned will be prorated based on the ratio of the total number of days served to the number of days in the vesting period. Any awards not earned will be forfeited effective as of the date a director's service ends.

Director Deferred Compensation Plan

The Amended 2011 NEDC, which was originally approved by stockholders in January 2012 as the Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan (the "2011 NEDC"), was approved by the Board on October 25, 2021. At that time, the expiration date of the Amended 2011 NEDC was extended to October 25, 2031 and all remaining shares available for grant under the 2011 NEDC were transferred to the Omnibus Incentive Plan.

The Amended 2011 NEDC allows for fees deferred by non-employee directors to either be credited into a deferred stock unit account and be paid in shares following retirement from the Board or be credited to an interest-bearing cash account to be paid in cash following retirement from the Board. Cash dividend equivalents earned on deferred stock units are credited into the interest-bearing account. Directors may elect to have amounts from the Amended 2011 NEDC paid in either a lump sum or in five equal installments. The cash fund amounts are paid in cash and the stock unit fund is converted and distributed as shares of the Company's common stock. Deferred stock units that were contributed prior to January 2022 will be distributed from the 2011 NEDC share reserve, while deferred stock units that are contributed in or after January 2022 will be distributed from the Omnibus Incentive Plan share reserve.

Stock Ownership Guidelines

Each non-employee director is subject to Stock Ownership Guidelines that require each director to attain ownership in our common stock having a value of five times the Cash Portion of the Annual Fee. This value increased from $400,000 to $475,000 in fiscal 2023 as a result of the increase in the Cash Portion of the Annual Fee from $80,000 to $95,000. The Stock Ownership Guidelines allow directors a period of five years from their date of appointment to achieve their ownership requirement, and, for subsequent adjustments, a supplemental five-year period with respect to the additional ownership required as a result of the adjustment. For purposes of the Stock Ownership Guidelines, directly held shares, deferred stock units, vested and unvested DSUs, and unvested RSAs are counted. During fiscal 2023, each of our non-employee directors who has served for at least five years met the Stock Ownership Guidelines requirement, including at the increased requirement level. See *Beneficial Ownership of the Company's Securities*.

Fiscal 2023 Director Compensation

The following table shows the fiscal 2023 compensation of our non-employee directors. Our Chairman, President and CEO, Mr. Ashe, did not receive any additional compensation for serving as a director. Our non-employee directors did not receive any option awards or any non-equity incentive plan compensation. Earnings in a non-qualified deferred compensation plan in excess of the applicable federal rate are disclosed in the table.

Directors receive an Annual Fee payment after the annual meeting at which each director is elected by stockholders. Amounts shown in the table are for fees earned or paid during fiscal 2023.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	Change in Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)[5]
Marcia J. Avedon, Ph.D.	95,000	160,080	—	—	255,080
W. Patrick Battle	95,000	160,080	582	—	255,662
Michael J. Bender[6]	120,863	206,337	—	—	327,200
G. Douglas Dillard, Jr.	95,000	160,080	316	—	255,396
James H. Hance, Jr.	140,000	160,080	36	5,000	305,116
Maya Leibman	115,000	160,080	116	—	275,196
Laura G. O'Shaughnessy	95,000	160,080	127	—	255,207
Dominic J. Pileggi[7]	—	—	—	5,000	5,000
Ray M. Robinson[7]	—	—	10,292	5,000	15,292
Mark J. Sachleben	—	255,080	7	—	255,087
Mary A. Winston	120,000	160,080	284	—	280,364

[1] The Cash Portion of the annual director fees, along with any chair or excess meeting fees, may be deferred into the Amended 2011 NEDC at the election of the director into either stock units to be paid in shares following retirement from the Board or credited to an interest-bearing account to be paid in cash following retirement from the Board. The Non-Cash Portion of the annual director fee may, at the election of the director, be issued in the form of an RSA pursuant to the Omnibus Incentive Plan if the director's stock ownership exceeds the Stock Ownership Guidelines requirement. If the director's stock ownership does not exceed the Stock Ownership Guideline requirement, the Non-Cash portion of the annual director fee will be issued as a DSU pursuant to the Omnibus Incentive Plan. As of August 31, 2023, certain directors had unvested RSAs outstanding as follows: Mr. Hance, 888 shares; Ms. Leibman, 888 shares; and Mr. Sachleben, 37 shares. As of August 31, 2023, certain directors had unvested DSUs outstanding as follows: Dr. Avedon, 888 shares; Mr. Battle, 888 shares; Mr. Bender, 1,188 shares; Mr. Dillard, 888 shares; Ms. O'Shaughnessy, 888 shares; Mr. Sachleben, 888 shares; and Ms. Winston, 888 shares. The following table sets forth the allocation of the Cash Portion and the Non-Cash Portion of the annual retainer paid in fiscal 2023 to each applicable director in the form of deferred stock units, RSAs, and DSUs.

Name	Cash Portion		Non-Cash Portion			
	Deferred Stock Units		Deferred Restricted Stock Unit Award		Restricted Stock Award	
	$	#	$	#	$	#
Marcia J. Avedon, Ph.D.	—	—	160,080	888	—	—
W. Patrick Battle	—	—	160,080	888	—	—
Michael J. Bender	—	—	206,337	1,188	—	—
G. Douglas Dillard, Jr.	—	—	160,080	888	—	—
James H. Hance, Jr.	—	—	—	—	160,080	888
Maya Leibman	—	—	—	—	160,080	888
Laura G. O'Shaughnessy	—	—	160,080	888	—	—
Mark J. Sachleben	95,000	544	160,080	888	—	—
Mary A. Winston	—	—	160,080	888	—	—

[2] This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), of the Non-Cash Portion of fees (described above) and the Cash Portion (described above) deferred into the Amended 2011 NEDC into a stock unit fund. The assumptions used to value RSAs and DSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

[3] This column shows above-market earnings, which were calculated as the excess of the earnings credited on deferred amounts under the Amended 2022 NEDC that were deemed invested in the prime rate investment alternative under such plan over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the Amended 2022 NEDC.

[4] This column shows the matching charitable contributions made by the Company on behalf of the director under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, in the case of directors and executive officers, to eligible charitable organizations during each fiscal year.

[5] In fiscal 2023, the aggregate amount of perquisites and personal benefits provided to each director was less than $10,000. Matching charitable contributions are reported in the "All Other Compensation" column as described above.

[6] Mr. Bender joined the Board on September 29, 2022. Amounts shown for Mr. Bender include a pro-rata portion of annual director fees paid from his date of election, September 29, 2022, through January 24, 2023, the day before he was re-elected to the Board.

[7] Mr. Pileggi and Mr. Robinson retired from the Board at the 2023 annual meeting, and did not receive any compensation in fiscal 2023 other than the amount reported in the "All Other Compensation" column and "Change in Nonqualified Deferred Compensation Earnings" column (as applicable) as described above.

ITEM 2: APPROVAL OF THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCORPORATE NEW DELAWARE LAW PROVISIONS REGARDING OFFICER EXCULPATION

We are asking you to approve an amendment to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") to provide for exculpation of certain officers of the Company as permitted by recent amendments to Delaware law (the "Proposed Amendment").

Background of the Proposed Amendment

The State of Delaware, our state of incorporation, recently enacted legislation that enables Delaware corporations to limit the liability of certain of their officers in limited circumstances. Specifically, Section 102(b)(7) of the General Corporation Law of the State of Delaware ("DGCL") was amended to authorize corporations to adopt a provision in their certificate of incorporation to eliminate or limit monetary liability of certain corporate officers, or exculpation, for breach of the fiduciary duty of care. Previously, the DGCL allowed only exculpation of directors for breach of the fiduciary duty of care. As amended, Section 102(b)(7) of the DGCL authorizes corporations to provide for exculpation of the following officers: (i) the corporation's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer, (ii) "named executive officers" identified in the corporation's SEC filings, and (iii) other individuals who have agreed to be identified as officers of the corporation.

Section 102(b)(7) of the DGCL, as amended, only permits, and the Proposed Amendment would only permit, the exculpation of certain officers in connection with direct claims brought by stockholders, including class actions, but would not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the Company itself or for derivative claims brought by stockholders in the name of the Company. In addition, as is currently the case with directors under the Certificate of Incorporation, the Proposed Amendment would not limit the liability of officers for any breach of the duty of loyalty to the Company or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law and any transaction from which the officer derived an improper personal benefit. Article X in the Certificate of Incorporation currently provides for the exculpation of directors, but does not include a provision that allows for the exculpation of officers.

Rationale for the Proposed Amendment

The Board believes that it is important to provide protection from certain liabilities and expenses that may discourage prospective or current officers from accepting or continuing service with corporations. As with directors, officers frequently must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight.

The Board also believes the Proposed Amendment would better position the Company to attract exceptional officer candidates. In the absence of this exculpatory protection, candidates might be deterred from serving as officers due to exposure to personal liability in an environment with increasing litigation and the risk that substantial expense will be incurred in defending lawsuits, regardless of merit. A number of our peers have adopted, and we expect that others will adopt, exculpation clauses that limit the personal liability of officers in their respective certificates of incorporation, and failing to adopt the Proposed Amendment could impact our recruitment and retention of exceptional officer candidates.

The Board also took into account the narrow class and type of claims from which such officers would be exculpated from liability pursuant to DGCL Section 102(b)(7), the limited number of our officers that would be impacted and the benefits the Board believes would accrue to the Company by providing exculpation in accordance with DGCL Section 102(b)(7), including the ability to further enable our officers to best exercise their business judgment in furtherance of stockholder interests.

After weighing these considerations, upon the recommendation of the Governance Committee, the Board approved and declared it advisable to adopt, subject to stockholder approval, the Proposed Amendment to provide for exculpation of certain officers of the Company as permitted by recent amendments to Delaware law.

Additional Information

If this Item 2 is not approved by a majority of the shares of our common stock outstanding on the record date, then the Proposed Amendment will not be approved and will not be implemented or become effective. The vote on the Proposed Amendment is binding. Approval of Item 2 will constitute approval of the amendment to the Certificate of Incorporation, as set forth in *Appendix C* to this Proxy Statement.

If this Item 2 is approved, the Company intends to file the amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, and the Proposed Amendment will become effective at the time of that filing. The Board may, at any time prior to the effectiveness of the Proposed Amendment, abandon the Proposed Amendment without further action by the stockholders or the Board (even if the requisite stockholder vote is obtained).

 **The Board recommends that you vote FOR the approval of the Proposed Amendment to the Certificate of Incorporation to incorporate new Delaware law provisions regarding officer exculpation.**

Audit Committee Matters

<table>
<tr><td>**ITEM 3:**</td><td>**RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</td></tr>
</table>

At this Annual Meeting, a proposal will be presented to ratify the appointment of Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit our financial statements for the fiscal year ending August 31, 2024. EY has performed this function for us since 2002. One or more representatives of EY are expected to be present at this Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate questions. Information regarding fees paid to EY during fiscal 2023 and fiscal 2022 is included below in *Audit Fees and Other Fees*.

Based on the Audit Committee's evaluation discussed below in *Selection and Engagement of the Independent Registered Public Accounting Firm*, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2024.

 **The Board recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Selection and Engagement of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, oversight, evaluation, and compensation of our independent registered public accounting firm, including review of its qualifications, independence, and performance. Additionally, the Audit Committee is involved in the selection of the lead engagement partner from the audit firm, which is required to be rotated every five years.

In determining whether to reappoint EY as the Company's independent auditor, the Audit Committee took into consideration a number of factors, including the length of time the firm has been engaged, the quality of the Audit Committee's ongoing discussions with EY, an annual assessment of the professional qualifications and past performance of the audit team, the appropriateness of fees, and external data regarding the firm's audit quality and performance, including recent Public Company Accounting Oversight Board (United States) ("PCAOB") reports on EY and its peer firms. Based on this evaluation, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2024.

Audit Fees and Other Fees

The following table shows the aggregate fees billed during the fiscal years ended August 31, 2023 and 2022:

Fees Billed	Description	2023	2022
Audit Fees	Audit Fees include fees for services rendered for the audit of our annual financial statements, the review of the interim financial statements included in quarterly reports, comfort letters, consents, assistance with and review of documents filed with the SEC, and/or audits of statutory financial statements. Audit fees also include fees associated with rendering an opinion on our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.	$2,345,000	$2,417,000
Audit-Related Fees	No aggregate Audit-Related Fees in either of the last two fiscal years for assurance and related services.	—	—
Tax Fees	Tax Fees primarily include international tax compliance and assistance with transfer pricing in various foreign jurisdictions.	118,000	102,000
All Other Fees	All Other Fees include amounts billed to the Company for the use of an online accounting research tool.	4,000	2,000
Total		**2,467,000**	**2,521,000**

Preapproval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and preapproval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate our independent registered public accounting firm, to preapprove the performance of all audit and permitted non-audit services provided to us by our independent registered public accounting firm in accordance with Section 10A of the Exchange Act, and to review with our independent registered public accounting firm its fees and plans for all services. All fees paid to EY were preapproved by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines.

The Audit Committee considered the provision of non-audit services by the independent registered public accounting firm and determined that provision of those services was compatible with maintaining auditor independence.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Report of the Audit Committee

The Audit Committee and the Board previously adopted a written Charter to set forth the Audit Committee's responsibilities. The Charter is reviewed annually and amended as necessary to comply with new regulatory requirements. A copy of the Audit Committee Charter is available on the Company's website at www.acuitybrands.com under For Investors then Governance—Committee Charters & Governance Documents. The Audit Committee is comprised solely of independent directors, as such term is defined by the listing standards of the NYSE. The Audit Committee held six meetings during fiscal 2023.

The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. As required by the Charter, the Audit Committee reviewed the Company's audited financial statements and met with management to discuss the audited financial statements in the Company's Annual Report on Form 10-K, including the quality, not just the acceptability, of the accounting policies; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee received from the independent registered public accounting firm the required written disclosures regarding its independence and the report regarding the results of its integrated audit. The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. GAAP and on our internal controls over financial reporting, its judgments as to the quality, not just the acceptability, of the Company's accounting policies and such other matters as are required to be discussed with the Audit Committee under the rules adopted by the PCAOB, the rules of the SEC, and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and considered whether the non-audit services provided by them during fiscal 2023 were compatible with the independent registered public accounting firm's independence.

The Audit Committee also reviewed and discussed together with management and the independent registered public accounting firm the Company's audited financial statements for the year ended August 31, 2023 and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting, including its knowledge of any fraud, whether or not material, that involved management or other associates who had a significant role in the Company's internal controls and the independent registered public accounting firm's audit of internal control over financial reporting.

The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and the independent registered public accounting firm on a quarterly basis, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its discussions with management and the Company's independent registered public accounting firm referenced above, the Audit Committee did not become aware of any material misstatements or omissions in the audited financial statements. Accordingly, the Audit Committee recommended to the Board that the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2023 for filing with the SEC.

AUDIT COMMITTEE

Mary A. Winston, Chair
Michael J. Bender
G. Douglas Dillard, Jr.
Laura G. O'Shaughnessy

Executive Officers

Executive officers are elected annually by the Board and serve at the discretion of the Board. Neil M. Ashe serves as a Director and as an executive officer. His business experience is discussed in *Item 1—Election of Directors—Director Information—Director Nominees*. Our other executive officers as of the date of this Proxy Statement are described below.



KAREN J. HOLCOM
Senior Vice President and Chief Financial Officer

Ms. Holcom, age 54, is the Senior Vice President and Chief Financial Officer of the Company, a position she has held since September 2019. As CFO, Ms. Holcom leads the Company's financial strategy to support the Company's future growth and long-term value creation and is responsible for the global financial organization, including accounting, audit, financial planning, investor relations, tax and treasury functions. She has more than 30 years of financial experience. Ms. Holcom previously served as the Senior Vice President, Finance and Associate Engagement of Acuity Brands Lighting, Inc. (a Company subsidiary) from January 2019 to September 2019, Senior Vice President, Finance of Acuity Brands Lighting, Inc. from 2006 to December 2018, Vice President and Controller of the Company from 2004 to 2006, and Vice President, Financial Services of the Company from 2001 to 2004. Ms. Holcom is also a Certified Public Accountant and serves on the Georgia Chamber of Commerce and the Board of the Atlanta Police Foundation.



BARRY R. GOLDMAN
Senior Vice President and General Counsel

Mr. Goldman, age 57, is the Senior Vice President and General Counsel of the Company, a position he has held since January 2015. In this role, Mr. Goldman leads the Company's Law and Business Environment team overseeing Company legal matters, including corporate governance, compliance, mergers and acquisitions, strategic alliances, intellectual property, privacy, government relations, litigation, and risk management. He has 30 years of legal experience in the real estate, lighting, and building management industries. Mr. Goldman previously served as the Senior Vice President and General Counsel of Acuity Brands Lighting, Inc. (a Company subsidiary) from January 2007 to January 2015, Vice President and Associate Counsel of Acuity Brands Lighting, Inc. from April 2003 to January 2007, and Associate Counsel of the Company from August 2001 to April 2003. Mr. Goldman also serves on the Boards of Directors of the McClung Lighting Research Foundation and the National Association of Manufacturers.



DIANNE S. MILLS
Senior Vice President and Chief Human Resources Officer

Ms. Mills, age 63, is the Senior Vice President and Chief Human Resources Officer of the Company, a position she has held since March 2020. In this role, Ms. Mills leads the Company's Human Resources team overseeing all HR matters including talent development and acquisition, succession planning, associate engagement and listening, associate relations, labor relations, total rewards, and driving culture and transformation to support the Company's future growth. She has over 30 years of senior HR leadership experience at global retail, technology, and financial services companies. Before joining the Company, Ms. Mills served as Principal at Mills Consulting from November 2017 to February 2020, Senior Vice President, People Officer at Walmart eCommerce from August 2014 to January 2017, Senior Vice President and Chief Human Resources Officer of PayPal from February 2009 to July 2014, and in various business and human resources roles of increasing responsibility at Bank of America from September 1999 to January 2009.

Executive Compensation

ITEM 4:	## ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Board is asking you to approve, on an advisory basis, the compensation of our NEOs. The Board believes that our compensation policies and practices continue to be effective in achieving our goals of paying for financial and operating performance and aligning the interests of our NEOs with the interests of our stockholders. As required by Section 14A of the Exchange Act and the related rules of the SEC, stockholders have the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs. This vote is often referred to as "Say on Pay." Stockholders are being asked to vote on the following resolution:

> **"Resolved, that the stockholders approve, on an advisory basis, the compensation of the NEOs as disclosed in the compensation discussion and analysis, the accompanying compensation tables, and the related narrative disclosures in this Proxy Statement."**

As described in detail in this Proxy Statement under *Compensation Discussion and Analysis*, our compensation programs are designed to:

- consistently recognize and reward superior performers, measured by achievement of results and demonstration of desired behaviors;
- attract and retain executives by providing a competitive reward and recognition program that drives our success;
- provide rewards to executives who create value for stockholders;
- align the interest of executives with those of stockholders;
- encourage executives to achieve ambitious goals while mitigating unnecessary or excessive risk taking; and
- provide a framework for the fair and consistent administration of pay policies.

We have continued to engage with stockholders to seek feedback on improvements that we should consider to enhance our executive compensation program with a goal to further improve our Say on Pay vote results. We believe that our comprehensive executive compensation program, which focuses on performance-based compensation, aligns with long-term stockholder interests by creating long-term stockholder value.

We have continued to evaluate our compensation processes and programs based on feedback received during stockholder engagement in 2021, 2022 and 2023, the strong Say on Pay vote results at the annual meeting held in January 2023, and our review of market trends, best practices and competitive alignment. We have no additional changes to our program designs for fiscal 2024. We will continue to review and implement best practices when appropriate for our Company. See *Executive Compensation Strategy* for additional information.

Stockholders are encouraged to read the *Compensation Discussion and Analysis*, the accompanying compensation tables, and the related narrative disclosures contained in this Proxy Statement to see how our continuous enhancements impacted our executive compensation program during fiscal 2023.

Although this annual vote is non-binding, the Compensation and Management Development Committee will take into account the outcome of the vote when considering future executive compensation decisions. The frequency of our Say on Pay advisory vote was determined to be held annually by a vote of our stockholders that occurred at our annual meeting held in January 2018 and Item 5 includes our request that stockholders vote on an advisory basis on the frequency of future Say on Pay advisory votes.

 **The Board recommends that you vote FOR the approval of executive compensation.**

ITEM 5: | ## ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

The Board is asking you to approve, on an advisory basis, how often we should include a Say on Pay vote in our proxy materials for future annual meetings of stockholders or any special stockholder meeting for which we must evaluate executive compensation information in the proxy statement for that meeting. As required by Section 14A of the Exchange Act and the related rules of the SEC, stockholders have the opportunity to vote, on an advisory basis, on the frequency of the Say on Pay vote ("Say on Frequency") at least once every six years. We held our most recent Say on Frequency vote in January 2018, when the Board recommended, and 88% of votes were cast, in favor of holding the Say on Pay vote every year. We have provided a Say on Pay vote annually since January 2012.

Under this Item 5, stockholders may vote on whether future advisory votes on Say on Pay should occur every one year, every two years, or every three years.

Our Board and Compensation and Management Development Committee continue to believe that Say on Pay advisory votes should be conducted each year so that stockholders may continue to provide timely, direct input on our executive compensation program. This is also consistent with our efforts to engage in an ongoing dialogue with stockholders on executive compensation and corporate governance matters.

Although the Say on Frequency vote is non-binding, the Board and Compensation and Management Development Committee will review the results of the vote. Consistent with our record of stockholder responsiveness, the Board and Compensation and Management Development Committee will consider stockholders' views and take them into account in determining the frequency of future advisory votes on executive compensation.

We expect the next Say on Frequency vote will occur at our 2030 annual meeting of stockholders.

 **The Board recommends that you vote to hold future advisory votes on executive compensation every ONE YEAR.**

Message from the Compensation and Management Development Committee

Dear Stockholders:

The Compensation and Management Development Committee members are responsible for oversight of the design and implementation of a comprehensive competitive compensation program that aligns the interests of our executive management team with those of our stockholders and other stakeholders. This past year, we appointed Maya Leibman as the new Chair of the Committee following the retirement of Dominic Pileggi, and welcomed to the Committee James H. Hance, Jr., our independent Lead Director who previously served on the Audit Committee.

Our compensation philosophy is to align pay to performance. Our fiscal 2023 executive compensation program, as described in *Compensation and Discussion and Analysis*, is structured to closely align management's performance and its execution against the Company's long-term strategic goals and value creation for our stockholders. The objective is to achieve a comprehensive executive compensation program that balances base salary, short-term incentives, long-term incentives, and retirement benefits.

We are pleased with fiscal 2023 performance, including strong financial performance, effective capital allocation, and progression of our strategies in both ABL and ISG. Under Neil Ashe's strategic leadership, he and his management team executed against their goals to deliver these Company results. Details of the key performance achievements for each NEO can be found under *Key Achievements of our NEOs*.

The Compensation and Management Development Committee is committed to having ongoing outreach to obtain feedback from our stockholders to further explore potential improvements to our compensation strategies and program. We appreciate the stockholder support we received during our fiscal 2023 outreach discussions regarding the changes we made to our executive compensation program. We are pleased to report that our Say on Pay vote at our annual meeting in January 2023 demonstrated strong support from stockholders, with 95% of votes cast in favor, significantly higher than in 2022 and 2021 (69% and 33% of votes cast in favor, respectively). The Compensation and Management Development Committee saw an opportunity to improve, and did improve, our compensation program further through our continued outreach, with those changes detailed under *Stockholder Feedback and Responsiveness*. As a result of the support we received for our proposed changes, we implemented the following for fiscal 2023:

- the addition of an rTSR metric to our PSUs for NEOs; and

- continued emphasis on performance-based compensation, with an increase in weighting of PSUs for NEOs from 50% to 60%, other than the CEO who continues to have 75% weighting of PSUs.

We will continue to be responsive to our stockholders and appreciate the insights that they share during each of our engagements. We take all feedback seriously as we seek to maintain a highly performance-based compensation program that drives long-term value creation.

Our Senior Vice President and Chief Human Resources Officer, Dianne Mills, regularly reviews and evolves our talent management processes to drive business outcomes. These reviews include succession planning for the executive leadership team, direct reports, and other critical roles throughout the business. We believe that the active management of our associates' development and our increased focus on DEI are significant advantages in attracting and retaining the best talent that will enable the Company's continued success.

The Compensation and Management Development Committee remains committed to the ongoing evaluation and improvement of our executive compensation program. We look forward to future dialogue with stockholders and encourage you to reach out with any questions or concerns you may have related to our programs.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.
Mark J. Sachleben

Compensation Discussion and Analysis

This section of the Proxy Statement describes the material elements of the fiscal 2023 executive compensation program for our NEOs as shown in the *Fiscal 2023 Summary Compensation Table*.

For fiscal 2023, our NEOs are:

Neil M. Ashe
Chairman, President and CEO

Karen J. Holcom
Senior Vice President and Chief Financial Officer

Barry R. Goldman
Senior Vice President and General Counsel

Dianne S. Mills
Senior Vice President and Chief Human Resources Officer

Included in our Compensation Discussion and Analysis are:

- details of stockholder feedback and engagement and our response to stockholder concerns;
- a business overview including a summary of fiscal 2023 financial performance;
- a review of our compensation decisions and actions;
- a detailed description of our executive compensation program design and philosophy and each element of compensation provided; and
- a description of the process and key factors the Compensation and Management Development Committee considered in determining fiscal 2023 compensation for the NEOs.

Stockholder Feedback and Responsiveness

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders are important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by the Board with input from the Compensation and Management Development Committee, sought feedback on governance priorities, compensation programs, and environmental and social issues. During this past year, we specifically sought additional feedback on the Company's compensation and benefit programs for our NEOs. We encouraged stockholders to speak with a member of the Board or a representative of the Compensation and Management Development Committee and accommodated requests for such conversations when made. In our most recent pre-proxy season engagement cycle:

We contacted

33 of our top stockholders

We held approximately

12 meetings with stockholders

representing approximately

73% of our outstanding common stock

representing approximately

25% of our outstanding common stock

Consideration of and Response to Say on Pay Voting Result

At our annual meeting held in January 2023, our Say on Pay proposal received 95% support, which was a significant increase from the 69% and 33% support we received in the annual meetings held in 2022 and 2021, respectively.

	Annual Meeting Held in:							
	2016	2017	2018	2019	2020	2021	2022	2023
Historic Say on Pay Support	96%	94%	94%	53%	33%	33%	69%	**95%**

At Acuity Brands, the core of our executive compensation philosophy continues to be "pay aligned to performance." We are pleased that our compensation program design changes received strong support from our stockholders at our annual meeting held in January 2023. Following our ongoing outreach and having received support for our proposed changes, the Compensation and Management Development Committee made the following changes to our fiscal 2023 program:

Fiscal 2023 Design Changes

Addition of an rTSR metric in LTI Program for all NEOs	▪ For the CEO, 75% of the LTI Program award was in the form of PSUs, with 50% based on ROIC in excess of WACC, and 25% based on rTSR.
	▪ For other NEOs, 60% of the LTI Program award was in the form of PSUs, with 40% based on ROIC in excess of WACC, and 20% based on rTSR.
Increased weighting of PSUs in LTI Program for non-CEO NEOs to further align with CEO and stockholders	▪ The CEO continues to have 75% of the LTI Program that is performance-based, which was increased in fiscal 2022.
	▪ Other NEOs now have 60% of the LTIP Program that is performance-based, an increase from 50% in fiscal 2022.

Following our Say on Pay vote results at our annual meeting held in January 2023, we continued to engage with stockholders to better understand any current areas of concern and review incentive design changes for fiscal 2023. After reviewing market trends, determining that our plans are driving the intended performance results and are aligned to our strategy, evaluating our Say on Pay vote results, and receiving supportive feedback from stockholders regarding the compensation design changes we made in fiscal 2022 and fiscal 2023, our Compensation and Management Development Committee determined to maintain the fiscal 2023 compensation design for fiscal 2024.

Response to Other Stockholder Feedback

In addition to the changes made in our compensation program, we also continued to review and make appropriate governance changes in fiscal 2023 that are in line with our values and good governance trends. Our continued outreach reinforces our commitment to our stockholders to seek their feedback or support for our proposed changes. Our fiscal 2023 changes included:

▪ continued to refresh the committees of the Board by rotating Directors onto new committees in fiscal 2023 year, which allowed for new perspectives to be shared and expertise to be provided;

▪ continued focus on executing our DEI strategy and initiatives that included (i) forming two new ERGs, a Veterans ERG and a Mind Matters ERG, (ii) leveraging our Listening Strategies with our ERGs to help inform strategic business decisions around Total Rewards programs, (iii) refining human resources processes with DEI goals and opportunities in mind, and (iv) providing increased DEI programming and resource materials to best support the diverse communities within the Company; and

▪ continued focus on ESG priorities and strategies as highlighted in our most recent EarthLIGHT report available at ***www.acuitybrands.com***.*

---

*   *The information on the webpage, the EarthLIGHT report, or any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement.*

Business Overview

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, ABL and ISG, we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications. We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Fiscal 2023 Performance

2023 Financial Highlights

We achieved the following:

Fiscal Year Ended August 31 ($ millions, except diluted earnings per share)	GAAP	Non-GAAP[1]
Net Sales	2023 $3,952 2022 $4,006 2021 $3,461	
Diluted Earnings Per Share / Adjusted Diluted Earnings Per Share	2023 $10.76 2022 $11.08 2021 $8.38	2023 $14.05 2022 $12.83 2021 $10.17
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2023 $578 2022 $316 2021 $409	2023 $511 2022 $260 2021 $365
Adjusted ROIC		2023 17.7% 2022 18.1% 2021 16.1%

[1] This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See *Appendix A* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $3.95 billion for the year ended August 31, 2023 decreased by $53.9 million, or 1.3%, compared with the prior-year period due to declines in sales within our ABL segment, partially offset by higher sales within our ISG segment. The divestiture from our Sunoptics prismatic skylight business, the acquisition of KE2 Therm, and changes in foreign currency rates did not have a meaningful impact on net sales for the year ended August 31, 2023.

Diluted earnings per share for fiscal 2023 was $10.76 compared with $11.08 for the prior-year period, a decrease of $0.32 per share, or 2.9%. The decline in diluted earnings per share reflects lower net income, partially offset by lower outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2023 was $14.05 compared with $12.83 for the prior-year period, an increase of $1.22 per share or 9.5%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income, as well as lower outstanding diluted shares.

We generated $578.1 million of cash flows from operating activities during fiscal 2023 compared with $316.3 million in the prior-year period, an increase of $261.8 million. This increase was due primarily to increased cash collections from customers and fewer inventory purchases during the current period, partially offset by the timing of payments for purchases on account. Cash generated from operating activities, cash on hand, and additional long-term debt borrowings were used during fiscal 2023 to fund our capital allocation priorities, including: $66.7 million in capital expenditures to support organic growth in our business, $16.8 million in dividends paid to stockholders, and $268.9 million, or 1.6 million, of share repurchases.

In fiscal 2023, we delivered adjusted ROIC of 17.1%, well above our estimated WACC of 10.5%.

Key Fiscal 2023 Achievements and Delivering on Strategic Priorities

- We delivered **strong financial performance in fiscal 2023**, and we continued to **improve our business** and **allocate capital effectively**

- In our ABL segment, our strategy is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and our services, and drive productivity. In 2023, ABL delivered strong margin performance. To achieve this, we:

  - **realigned our product portfolio** through the introduction of the **Design Select™** program to better serve lighting specifiers, distributors, and electrical contractors

  - **strategically managed price** in a dynamic environment as a result of our **ongoing product vitality efforts** and the realignment of our product portfolio and elevated service

  - **improved our processes and management** of costs as a result of **ongoing productivity improvements**

  - exited our Sunoptics daylighting business and our Winona custom architectural lighting solutions business as a result of our **continuous portfolio evaluation**

  - **refreshed our product portfolio** and won **several notable awards** for products throughout the year including the prestigious **Red Dot "Best of the Best"** award

- In our ISG segment, our strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. In 2023, ISG continued to grow. We:

  - **expanded our addressable market** for Distech Controls by entering the **UK market** and adding commercial refrigeration controls to our portfolio through the acquisition of **KE2 Therm Solutions, Inc.** ("KE2 Therm")

  - **launched Atrius® DataLab**, the intersection point between Distech Controls® controllers at the edge and Atrius® applications in the cloud, and Atrius was named as a **Sustainability Leadership Award winner** in the 2023 Sustainability Awards program

- We **effectively allocated capital** — we **invested for growth** in our current businesses; **enhanced our portfolio** through acquisition; **maintained our dividend,** and **created permanent stockholder value** through the repurchase of $1.3 billion in shares since May 2020, or approximately 23% of our then-outstanding shares

- We continued the development of our **Better.Smarter.Faster operating** system

- We introduced two **new Employee Resource Groups** ("ERGs") and maintained our **employee engagement score**

- We took the necessary steps to **drive our transformation forward**

Total Stockholder Returns

At August 31, 2023, the one-, three-, five-, and ten-year total returns on the Company's common stock compared to that of the respective benchmark indices were as follows:



2023 Executive Compensation

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay to performance;
- alignment with the Company's business and operating strategy;
- alignment with stockholder value creation;
- consistency with peer group and market practice;
- motivation and retention of key talent; and
- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✖ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to ensure designs of STI and LTI Programs discourage excessive risk taking	✖ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✖ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✖ We do not allow new SERP participants or enhanced SERP benefits
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✖ We do not allow executive loans
✔ We have stock ownership guidelines for all executive officers and directors	✖ We do not permit hedging or pledging of stock by directors and executive officers
✔ We have a clawback policy that complies with and exceeds NYSE listing standards	✖ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We limit perquisites	✖ We do not allow repricing or backdating of stock options
✔ We have an annual Say on Pay vote	

Pay and Performance Alignment

At Acuity Brands, the core tenet of our executive compensation philosophy continues to be "pay aligned to performance." As such, a significant portion of the direct compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance goals, the value of our stock, or an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2023, our CEO's variable pay represented 87% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 77% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2023 DIRECT COMPENSATION


13%
Base Salary
17%
Short-Term Incentive
70%
Long-Term Incentive
CEO
87%
Performance-based
23%
Base Salary
23%
Short-Term Incentive
54%
Long-Term Incentive
Other NEOs
77%
Performance-based

Vehicle and Measures	Objective
Long-Term Incentive Award	
▪ For the CEO, weighting is: ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on rTSR; and ▪ 25% RSUs ▪ For other NEOs, weighting is: ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and ▪ 40% RSUs	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period; ▪ Reward Company and individual performance; ▪ Encourage and reward long-term appreciation of stockholder value; ▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and ▪ Align interests of executives with those of stockholders.
Short-Term Incentive Award	
For all NEOs: ▪ Company Performance (80%): ▪ Net sales (34%) ▪ Adjusted operating profit (33%) ▪ Free cash flow (33%) ▪ Individual Performance (20%): ▪ Including individual ESG Goal	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives; ▪ Reward focus on operational performance, profitability, and cash flow generation; and ▪ Reward individual performance, including individual performance with respect to ESG goals, to align with Company and stockholder interests.
Base Salary	
	▪ Provide a competitive level of fixed cash compensation for high-performing executives; and ▪ Reward individual performance, level of experience, and responsibility.

Process for Setting Executive Compensation

Role of Compensation Consultant

Under its Charter, the Compensation and Management Development Committee is authorized to engage outside advisors at the Company's expense. In fiscal 2023, the Compensation and Management Development Committee continued to engage Exequity as its independent compensation consultant. Exequity does not provide any additional consulting services to the Company.

The Compensation and Management Development Committee approves the services to be performed by the consultant and the related costs. Under the terms of arrangement with Exequity, Exequity performed the following services for the Compensation and Management Development Committee in fiscal 2023 (in addition to preparation for and attendance at meetings of the Compensation and Management Development Committee):

- peer group assessment, market compensation analysis, and overall compensation program design for the CEO and the other NEOs;
- market compensation analysis for non-employee directors;
- assistance and support on various items, including review of incentive programs (plan and award design), updates related to evolving executive compensation, and governance trends;
- risk review of the executive compensation program; and
- review of the draft Proxy Statement and input on various disclosures therein.

The Chair of the Compensation and Management Development Committee may make additional requests of the compensation consultant during the year on its behalf.

Prior to engaging Exequity, and annually thereafter (most recently in October 2023), the Compensation and Management Development Committee considered Exequity's independence, including the following factors: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation and Management Development Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Compensation and Management Development Committee reviewed these factors and concluded that the consultant is independent and that the work of the consultant did not raise any conflict of interest.

Market Data

The Compensation and Management Development Committee annually compares the various elements of our executive compensation program with respect to the CEO and other NEOs in order to evaluate compensation levels relative to that of the market and our competitors through the use of publicly available proxy peer group data, market surveys, total compensation studies, and long-term incentive compensation analyses.

For purposes of analyzing NEO compensation relative to that of the market, the Compensation and Management Development Committee uses a list of peer companies that are of comparable size and business focus, and that are representative of the companies with whom we compete for executive talent. Although we focus on ensuring industry-representative peers, there is no individual or group of companies of similar size that exactly matches the markets and industry that our Company serves. The compensation consultant and management developed a list of recommended peer companies based upon an assessment of the representative factors described above, as well as the availability of publicly-disclosed compensation information, revenue (approximately 0.5 times and 2.5 times that of the Company), market capitalization, and historical profitability. In determining our executive compensation peer group for fiscal 2023, the Compensation and Management Development Committee reviewed, with the help of the compensation consultant, our fiscal 2022 peer group and decided to remove two companies from the peer group for fiscal 2023 based on revenue size and business fit.

The peer group for fiscal 2023 is comprised of the following list of 21 companies and includes electrical components and equipment, building products, construction, and engineering and industrial machinery companies with size and financial characteristics generally comparable to us:

A.O. Smith Corporation	Generac Holdings, Inc.	Regal Rexnord Corporation
Allegion plc	Hubbell Incorporated	Rockwell Automation, Inc.
AMETEK Inc.	IDEX Corporation	Roper Technologies
Belden Inc.	Keysight Technologies, Inc.	Sensata Technologies Hldg. plc
Carlisle Companies, Inc.	Lennox International	Snap-on Incorporated
Dover Corporation	Lincoln Electric Holdings, Inc.	Vishay Intertechnology, Inc.
EnerSys	Pentair plc	Xylem Inc.

In evaluating NEO compensation, survey data is also reviewed as a secondary reference to ensure a holistic review of the market.

Role of Executive Officers

The CEO reports to the Compensation and Management Development Committee on his evaluations of certain senior executives, including the other NEOs. He makes compensation recommendations for the other NEOs with respect to base salary, merit increases, short-term incentives, and long-term incentives, which are the basis of discussion with the Compensation and Management Development Committee.

Executive Compensation Framework

General Compensation Levels

The total direct compensation opportunities offered to our executive officers have been designed to ensure that they have a strong relationship with the creation of long-term value for stockholders, are competitive with market practices, support our executive recruitment and retention objectives, and are internally equitable among executives based on skill levels and experience. The short-term and long-term incentive portions of total direct compensation are designed to be performance-based and to provide compensation in excess of base salary only when performance goals are met.

In determining total direct compensation opportunities, the Compensation and Management Development Committee considers: compensation information and input, including peer group comparisons and survey market data, provided by its compensation consultant; the evaluation by the Board of the CEO; and the CEO's performance review and recommendation for each of the other executive officers. The peer group and survey market data provide competitive compensation information for positions of comparable responsibilities and experience with comparably-sized companies that are representative of the companies with whom we compete for executive talent.

Elements of Compensation

For fiscal 2023, our executive compensation program consisted of the following compensation elements for the NEOs, including:

- base salary;
- performance-based short-term incentive awards;
- performance-based long-term incentive awards in the form of PSUs with a three-year performance period that vest, if at all, after three years, subject to achievement of performance goals;
- time-based RSU awards with a three-year vesting period;
- post-termination compensation retirement benefits, as well as severance and change in control arrangements; and
- limited perquisites (see *Executive Perquisites* for more details).

In addition, NEOs generally participate in our health and welfare plans on the same basis as other full-time associates. The objective for each element of compensation is described below.

Pay Element	Performance Metric	Rationale	Target Pay
Total Direct Compensation			
Base Salary		Market competitive base pay allows for the attraction and retention of high-performing executives	
Short-Term Performance-Based Incentive Award	Net Sales	Aligns objective financial performance metrics to our annual operating plan	**80%** of Target
	Adjusted Operating Profit	Rewards operational performance and profitability	
	Free Cash Flow	Rewards generating cash to support our capital allocation priorities	
	Individual Performance	Rewards individual contributions that positively impact overall Company performance and results; also includes a focus on ESG	**20%** of Target
Long-Term Incentive Award - Performance Stock Units	3-year ROIC in excess of WACC and rTSR	▪ For CEO: Greater weighting to demonstrate the pay for performance focus while encouraging sound investments that generate returns for stockholders, while also providing alignment with other NEOs	**75%** of Target LTI Value
		▪ For other NEOs: Encourages leaders to make sound investments that generate returns for stockholders	**60%** of Target LTI Value
Long-Term Incentive Award - Restricted Stock Units		▪ For CEO: Directly aligns with value delivered to stockholders while weighting allows for greater emphasis on PSUs	**25%** of Target LTI Value
		▪ For other NEOs: Directly aligns with value delivered to stockholders	**40%** of Target LTI Value
Other Compensation			
Post-Termination Compensation		Encourages long-term retention through pension benefit and provides a measure of security against possible employment loss, through a change in control or severance agreement, in order to encourage the executive to act in the best interests of the Company and stockholders	

2023 Elements and Determination of Executive Compensation

Base Salary

The base salary is designed to attract talented executives and provide a secure base of cash compensation. Salary adjustments may be made annually as merited or upon promotion to a position of increased responsibility. The base salaries of executives generally are set near or below the 50th percentile depending on individual factors such as tenure, responsibilities, and performance. For the NEOs, the Compensation and Management Development Committee considers market data and individual factors in determining pay levels.

For fiscal 2023, the base salaries for our NEOs were set, based on individual performance, peer group benchmarks, and survey market data. Ms. Holcom, Mr. Goldman, and Ms. Mills received salary increases for fiscal 2023 in recognition of their individual performance during fiscal 2022 and the results of a market assessment of comparable positions in our peer group. The base salary of the CEO remained the same in fiscal 2023, as shown below:

Name	2022 Base Salary	2023 Base Salary	% Change
Neil M. Ashe	$1,000,000	$1,000,000	—%
Karen J. Holcom	$ 500,000	$ 550,000	10%
Barry R. Goldman	$ 450,000	$ 500,000	11%
Dianne S. Mills	$ 450,000	$ 500,000	11%

Short-Term Incentive Awards

Performance-based short-term incentive compensation is a key component of our executive compensation strategy. This element is designed to be a significant performance-based component of overall compensation. Short-term incentive awards are made under the 2017 Management Cash Incentive Plan (also known as the STI Program), which was approved by stockholders at the January 2018 annual meeting. The STI Program is designed to motivate executive officers to attain specific annual performance objectives that, in turn, further our long-term objectives. Approximately 2,500 salaried associates participated in the STI Program in fiscal 2023, including the NEOs.

STI Program awards are based on a combination of Company financial performance and individual performance. For fiscal 2023, 80% of the STI Program opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow, and 20% of the STI Program opportunity could be earned based on achievement of individual performance goals, which included an ESG-related goal. The financial performance goals can be earned from 50% (at threshold) to 200% (at maximum) of target based on Company performance against targets that the Compensation and Management Development Committee sets at the beginning of the fiscal year. The individual performance component for the NEOs is determined using our performance management process ("PMP"), which results in the assignment of an individual performance percent using the rating scale described below ("PMP Rating").The maximum amount of dollars available for STI Program award payouts to all eligible associates, including the NEOs, is equal to the sum of (1) the total incentive earned based on Company performance compared to the pre-established Company goals, plus (2) the amount we would pay if all eligible associates received a 100% PMP Rating.

Under the STI Program, the amount of each actual award, including the awards to the NEOs, would be determined as follows:

Base Salary x Short-Term Incentive Target % = Target Opportunity

Target Opportunity x 80% Financial Goal x Company Performance %	+	Target Opportunity x 20% Individual Goal x Individual Performance %	=	Total Short-Term Incentive Payable

Fiscal 2023 Short-Term Incentive Target

At the start of the fiscal year, the Compensation and Management Development Committee sets each NEO's Target Opportunity, which is equal to a percentage of the NEO's base salary. Each NEO's Target Opportunity is shown in the table below. The Compensation and Management Development Committee reviewed comparative market information on Target Opportunities for NEOs and determined that no changes were needed for fiscal 2023.

Name	Salary ($)	STI Program Target (%)	Target Opportunity ($)
Neil M. Ashe	1,000,000	130%	1,300,000
Karen J. Holcom	550,000	100%	550,000
Barry R. Goldman	500,000	100%	500,000
Dianne S. Mills	500,000	100%	500,000

Fiscal 2023 Financial Performance Measures and Weighting

As mentioned above, 80% of the short-term incentive awards is based on our achievement of financial performance measures, which are typically established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures the Compensation and Management Development Committee considers management's recommendations and current business objectives.

Each of the performance measures shown below, may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee.

STI PROGRAM FINANCIAL PERFORMANCE MEASURES

Measure[1]	Weighting	Calculation	Rationale
Net sales	34%	Net sales is calculated in the same manner as net sales in our income statement with no adjustments.	Aligns objective financial performance metrics to our annual operating plan
Adjusted operating profit	33%	Adjusted operating profit is calculated as operating profit and may be adjusted.	Rewards operational performance and profitability
Free cash flow	33%	Free cash flow is calculated as cash provided by operating activities, minus purchases of property, plant, and equipment.	Rewards generating cash to support our capital allocation priorities

[1] Adjusted operating profit and free cash flow are non-GAAP financial measures. See *Appendix B* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Performance Measurement Payout Levels

Our Compensation and Management Development Committee sets performance levels at threshold, target, and maximum based on improvement in annual financial measures that correlate with the long-term financial performance of mid-to-large cap companies. We strongly believe that our current performance measures, consisting of net sales (34%), adjusted operating profit (33%), and free cash flow (33%), are not only the leading indicators of how the Company performs, but also the main drivers to enhance our stockholder value. Payout levels are set based on anticipated performance that is expected to drive long-term stockholder value in the upcoming year and may increase commensurately with higher performance up to a maximum payout of 200% of target.

The following table shows the threshold, target, and maximum goals for each financial performance measure, along with our actual performance and resulting payout percent, and weighted payout percent. The "weighted payout percent" is determined by multiplying the performance measure's weight by the payout % earned for that measure. For fiscal 2023, the only adjustments the Committee made were to exclude the impact of severance expenses resulting from business actions taken in the first and fourth quarters of the year.

STI PROGRAM FINANCIAL PERFORMANCE MEASURES

Measure[2]	Weighting	Performance Objectives[1]			Actual (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,862	$4,294	$4,723	$3,952	60%	20%
Adjusted operating profit	33%	$460	$548	$605	$486	65%	21%
Free cash flow	33%	$383	$451	$496	$511	200%	66%
				Company Payout Percentage			**107%**

[1] Threshold, Target, and Maximum amounts are payable at 50%, 100%, and 200%, respectively.

[2] Adjusted operating profit and free cash flow are non-GAAP financial measures. See *Appendix B* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Individual Performance

Performance of individual participants in the STI Program, including the NEOs, is evaluated after the end of the fiscal year by:

- comparing actual performance to daily job responsibilities and pre-established individual objectives consistent with overall Company objectives, and

- considering, on a qualitative basis, whether the individual's performance reflects our corporate values, business philosophies, and our ESG objectives and goals.

At the end of the fiscal year, each participant, including each NEO, is given a PMP Rating, which corresponds to a range of PMP Payout Percentages, as shown in the table below.

PMP Rating Descriptions	Range of PMP Payout Percentage	
	Minimum	Maximum
Consistently Exceeded Expectations	130%	200%
Met and Often Exceeded Expectations	110%	130%
Met Expectations	85%	110%
Met Some Expectations	25%	85%
Did Not Meet Expectations	0%	0%

At the end of the fiscal year, the Compensation and Management Development Committee (or, with respect to Mr. Ashe, the Board) as applicable, selects the precise payout percentage within the applicable range based on factors such as level of responsibility and impact on our performance, with calibrations made across comparable positions to achieve consistency of the percentages selected.

Key Achievements of our NEOs

The individual objectives for Mr. Ashe were set with the approval of the Compensation and Management Development Committee. The individual objectives for the other NEOs were set after individual discussion with Mr. Ashe. Below is a summary of the achievements of each of our NEOs during fiscal 2023 based on the individual objectives set at the beginning of the year:

Neil M. Ashe

- Drove the generation of $578 million of cash flow from operating activities for the full year of fiscal 2023, an increase of $262 million over the prior fiscal year, driven largely by improvements in working capital
- Effectively allocated capital through the creation of permanent stockholder value by allocating $269 million of capital to share repurchases
- In ABL:
  - progressed our strategy to make the business more predictable, repeatable, and scalable, by focusing on product vitality, improving service levels, the use of technology throughout the business, and driving productivity
  - strategically managed price and improved input costs, delivering adjusted operating profit margin of 15.9%, a 50-basis point improvement over the prior fiscal year
  - exited the Sunoptics® daylighting business and Winona® custom architectural lighting solutions
- In ISG:
  - advanced our strategy of making spaces smarter, safer, and greener, including geographic expansion
  - connected the edge to the cloud by launching Atrius® DataLab, the intersection point between Distech Controls® edge devices and the applications in the cloud, including Atrius Sustainability and Atrius Energy
  - expanded into refrigeration controls with the acquisition of KE2 Therm
- Continued associate Sustainable Engagement score at 85%, which exceeded manufacturing and high technology norms; improved inclusion and ethics survey results
- Gained management velocity by further improving the Company management operating system – Better.Smarter.Faster – a combination of processes, tools and ways of working that spans from strategy, to people, to operating rhythms, to problem solving, which is unique to our organization and allows us to drive strategic alignment, manage change and deliver results, and when combined with our values, allows us to continue to improve our businesses and respond quickly and effectively to changing economic environments

Karen J. Holcom

- Further improved financial processes and technology against end-user satisfaction and time utility goals
- Created a more comprehensive Finance Technology Roadmap
- Effectively managed to free cash flow target through forecasting and controlling working capital, resulting in free cash flow (non-GAAP) of $511 million, an increase of $252 million year-over-year
- Supported ABL's Integrated Business Planning improvement process implementation, which contributed to improved profitability for ABL despite revenue decline
- Continued to improve performance, engagement and talent depth of Finance team; statistically significant improvement of team Sustainable Engagement score from 79% to 85%
- Completed the KE2Therm acquisition and integration
- Led capital allocation priorities that included $269 million of share repurchases
- Provided strategic leadership to a new ERG – Mind Matters (Mental Health Group)

Barry R. Goldman

- Successfully managed resolution of legal disputes and litigation affecting the AYI businesses in fiscal 2023
- Provided strategic leadership on sustainability efforts as an integral part of business strategies to achieve the published results of the Company's EarthLIGHT program
- Improved Sustainable Engagement score of Law and Business Environment team by 5 percent from fiscal 2022
- Provided legal, compliance, governance, and industry relations support to enable the financial and transformation goals and outcomes for AYI businesses
- Completed KE2Therm acquisition and integration
- Improved cybersecurity risk and overall corporate enterprise risk and compliance management
- Led formation and served as executive sponsor of a new ERG – Veterans Network

Dianne S. Mills

- Continued evolution of company culture
- Designed new HR model, processes, business proposition/gearing ratio/return on investment and change plan for introduction in 2024
- Further defined HR's Digitization strategy
- Further integration of inclusion goals with HR processes (i.e. partnering with new ERGs on how our benefits support their communities)
- Driving improvements and outcomes from Associate Listening
- Evolved Talent Management with new capabilities for Talent Acquisition, Manager Effectiveness and Organization Effectiveness
- Provided strategic leadership to business transformation efforts (including ABL Integrated Business Planning)

Fiscal 2023 Short-Term Incentive Award

On October 24, 2023, the Compensation and Management Development Committee certified the achievement of fiscal 2023 financial performance objectives based upon information prepared by the Company's finance department and approved the fiscal 2023 STI Program awards to the NEOs, other than Mr. Ashe. The independent members of the Board then reviewed and approved the Compensation and Management Development Committee's recommendations with respect to Mr. Ashe's fiscal 2023 STI Program award.

The following table reflects the actual STI Program awards for each of our NEOs based on our financial performance and their individual performance for fiscal 2023:

Named Executive Officer	Financial Performance Payout($)[1]		Individual Performance Payout ($)[2]		Actual 2023 Short-Term Incentive Award Payout ($)
Neil M. Ashe	1,112,800	+	286,000	=	1,398,800
Karen J. Holcom	470,800	+	99,000	=	569,800
Barry R. Goldman	428,000	+	90,000	=	518,000
Dianne S. Mills	428,000	+	125,000	=	553,000

[1] Financial performance payout is equal to Target Opportunity multiplied by 80% of the Financial Goal achieved at 107%.

[2] Individual performance payout is equal to Target Opportunity multiplied by 20% of the individual performance percent achieved. Individual performance percent achieved for each of the NEOs was: Mr. Ashe, 110%; Ms. Holcom, 90%; Mr. Goldman, 90%; and Ms. Mills, 125%.

Long-Term Incentive Awards

A substantial portion of the total direct compensation of our NEOs is delivered in the form of LTI Program awards in the form of PSUs and RSUs. LTI Program awards are generally granted on an annual basis. The Compensation and Management Development Committee may also grant LTI Program awards at the time an executive officer is hired or promoted, or to recognize an executive officer's outstanding performance.

LTI Program awards are granted under the stockholder-approved Omnibus Incentive Plan. The purpose of the LTI Program is to enable executive officers and other eligible associates to accumulate capital through future managerial performance, which the Compensation and Management Development Committee believes contributes to the future success of our Company. The Compensation and Management Development Committee believes that awards under the LTI Program promotes a long-term focus on our profitability due to the multi-year vesting period under the plan. The LTI Program is also intended to directly align the value received by the NEOs with the value received by our stockholders since LTI Program awards are paid in shares of our common stock.

Fiscal 2023 Long-Term Incentive Awards

In fiscal 2023, there were approximately 545 eligible participants in the LTI Program. For fiscal 2023, we made a key change to our LTI Program PSU awards for all NEOs by introducing an rTSR metric. In addition, the weighting of the LTI award for the NEOs other than the CEO (as noted below) was changed to reflect a higher weighting on PSUs and a lower weighting on RSUs. The awards were based on the following:

- the grant date value of annual awards should approximate the median target value of awards for similar positions at our peer group (the grant date value of the actual award may be slightly higher or lower based on individual performance);

- for the CEO, 75% of the annual award was in the form of PSUs, of which 50% were based on three-year adjusted ROIC in excess of WACC and 25% were based on an rTSR metric;

- for the other NEOs, 60% of the annual award was in the form of PSUs, of which 40% were based on three-year adjusted ROIC in excess of WACC and 20% were based on an rTSR metric;

- the PSUs granted to NEOs vest only if the three-year performance goals are achieved;

- the actual payout of the PSUs is dependent on the achievement of an established performance goal in excess of related thresholds, which may allow for payout up to two-times the number of units originally awarded; and

- 25% of the CEO annual award and 40% of the other NEO annual awards were in the form of RSUs that vest ratably over a three-year period.

The NEOs' awards are intended to demonstrate our commitment to value creation and alignment with stockholders, with the majority of our CEO's long-term award (75%) being delivered as a PSU, and the majority of our other NEOs' awards being delivered as PSUs (60%).

Fiscal 2023 PSU Performance Goal

The actual number of shares earned under the PSU awards will be determined at the end of a three-year performance period that begins on September 1, 2022 and ends on August 31, 2025 (i.e., fiscal 2023 through fiscal 2025), based on the extent by which our average adjusted ROIC exceeds our average estimated WACC and based on our rTSR ranking against the S&P 400 Capital Goods Index. For rTSR, the S&P 400 Capital Goods Index was determined to be the right comparison group based on industry, overlap with our compensation peer group, stock price correlation, and number of companies included. See *Appendix B* for information relating to the calculation of WACC. The Compensation and Management Development Committee selected these measures for our fiscal 2023 PSUs to encourage the NEOs to make sound investment decisions that generate positive returns for stockholders. The level of achievement is based on the following:

ROIC METRIC

	Threshold	Target[1]	Maximum[1]
Performance Goals	Average adjusted ROIC does not exceed the average estimated WACC by at least 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 6 percentage points
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Target (100%) and Maximum (200%).

rTSR METRIC

	Threshold[1]	Target	Maximum[1]
Performance Goals	<25th Percentile Rank Relative to the S&P 400 Capital Goods Index	50th Percentile Rank Relative to the S&P 400 Capital Goods Index	>75th Percentile Rank Relative to the S&P 400 Capital Goods Index
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Threshold (0%) and Maximum (200%).

Fiscal 2023 Long-Term Incentive Award Values

The following table shows the fiscal 2023 LTI Program award values granted to the NEOs, both in dollars and number of shares (assuming the PSUs are earned at 100%):

		Value by Award Type		Number of Shares by Award Type[1]	
Named Executive Officer	Grant Date Fair Value of Award ($)	Restricted Stock Units ($)	Performance Stock Units ($)	Restricted Stock Units (#)	Performance Stock Units at Target (#)
Neil M. Ashe	5,500,000	1,375,000	4,125,000	7,736	23,207
Karen J. Holcom	1,650,000	660,000	990,000	3,714	5,569
Barry R. Goldman	1,000,000	400,000	600,000	2,251	3,375
Dianne S. Mills	1,000,000	400,000	600,000	2,251	3,375

[1] The Number of Shares by Award Type is calculated by dividing the Value by Award Type by the Company's closing stock price on the grant date, October 24, 2022, and rounded to the nearest whole unit. The Company's closing stock price on the grant date was $177.75.

RSUs vest ratably over a three-year period and PSUs will vest at the end of three years, subject to achievement of the specified performance measures. Dividends accrue on RSUs and PSUs but are not paid until the underlying award vests.

Vesting of Fiscal 2021 Performance Stock Units

On October 26, 2020, the Compensation and Management Development Committee granted PSUs ("2020 PSUs") to three of our NEOs, Ms. Holcom, Mr. Goldman and Ms. Mills. Mr. Ashe did not receive 2020 PSUs as his long-term incentive award in 2020 was exclusively in the form of performance-based stock options for only his new hire award.

The 2020 PSUs were subject to achievement of our average adjusted ROIC in excess of our average estimated WACC measured over a three-year performance period beginning on September 1, 2020 and ending on August 31, 2023 (i.e., fiscal 2021 through fiscal 2023). The Threshold, Target and Maximum performance achievement levels for the 2020 PSUs were the same as those described above in *Fiscal 2023 PSU Performance Goal*. The payout of the awards was certified by the Compensation and Management Development Committee on October 24, 2023, based on financial information presented with the final payout representing maximum performance of 200% as summarized in the table below.

Average Adjusted ROIC for Performance Period[1]	Average Estimated WACC for Performance Period	Amount by which Average Adjusted ROIC Exceeds WACC	Payout Percentage
17.1%	9.8%	7.3 percentage points	200%

[1] Adjusted ROIC is a non-GAAP financial measure. See *Appendix B* for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Based on the 200% performance achievement, Ms. Holcom, Mr. Goldman and Ms. Mills earned the following payouts for their 2020 PSUs.

Participating Named Executive Officers	Target PSUs (#)	Earned Shares (#)
Karen J. Holcom	5,478	10,956
Barry R. Goldman	2,191	4,382
Dianne S. Mills	2,191	4,382

Executive Perquisites

The limited perquisites and other personal benefits that are available to our NEOs consist of: charitable contributions made by the Company on behalf of an executive officer under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, to eligible charitable organizations during each fiscal year; limited events attended by our Board and certain members of management, which are designed to foster development opportunities and encourage strategic discussions with members of our Board; and personal use of the Company's aircraft (there was no aggregate incremental cost to the Company for personal use of the plane in fiscal 2023). We also provide other limited perquisites and other personal benefits that we have determined have no aggregate incremental cost to the Company.

In fiscal 2023, the aggregate amount of perquisites and personal benefits provided to each NEO was less than $10,000.

Retirement Benefits

We sponsor the Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan, as amended (the "2002 SERP"), which was implemented effective January 1, 2003. The 2002 SERP provides participants with a nonqualified pension benefit based on the participant's average earnings and years of service, which benefit is generally payable in an annuity following retirement. Based on stockholder feedback, we amended the 2002 SERP in October 2020 to close the plan to new participants. Benefits to existing participants were not affected and continue to accrue. Each of our NEOs, other than Ms. Mills, participated in the 2002 SERP in fiscal 2023. See *Pension Benefits in Fiscal 2023* for a detailed description of the 2002 SERP.

We maintain several deferred compensation plans described below under *Fiscal 2023 Non-Qualified Deferred Compensation*. The deferred compensation plans are designed to provide eligible participants an opportunity to defer compensation on a tax-efficient basis. Under certain plan provisions, we make contributions to participants' accounts.

We maintain defined contribution plans ("401(k) plans") for all of our eligible U.S. associates. The 401(k) plans provide for associate pre-tax contributions, as well as employer matching contributions for salaried participants and certain hourly participants that do not participate in qualified defined benefit retirement plans.

Change in Control Agreements

We have change in control agreements with our NEOs that provide for separation payments and benefits, consistent with common market practices among our peers, upon qualifying terminations of employment in connection with a change in control of our Company. The change in control agreements are intended to promote meeting the business objectives and needs of our Company and our stockholders by providing the NEOs with some measure of security against the possibility of employment loss that may result following a change in control.

For additional information on the change in control arrangements see *Potential Payments upon Termination—Change in Control Agreements*.

Severance Agreements

To ensure that we are offering a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our NEOs. Accordingly, we have entered into severance agreements with each of our NEOs.

Severance agreements contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition and are subject to the execution of a release. Severance agreements for Mr. Ashe, Ms. Holcom, Mr. Goldman, and Ms. Mills are effective until terminated in accordance with the provisions of the agreement, except during a "Covered Period," which includes the six months prior to a change in control event and continues for two years following a change in control.

For additional information on the severance arrangements see *Potential Payments upon Termination—Severance Agreements.*

Other Practices, Considerations, and Policies

Stock Ownership Guidelines

Our NEOs are subject to stock ownership guidelines. The guidelines are intended to ensure that our executive officers maintain an equity interest in our Company at a level sufficient to assure our stockholders of their commitment to value creation, while addressing their individual needs for portfolio diversification. The stock ownership guidelines provide that, over a five-year period, the NEOs will attain ownership in our common stock valued at a multiple of their annual base salary as shown in the table below.

	Multiple of Salary			Multiple of Salary
Neil M. Ashe	6X ●●●●●●		**Barry R. Goldman**	3X ●●●
Karen J. Holcom	3X ●●●		**Dianne S. Mills**	3X ●●●

The stock ownership levels of all NEOs currently exceed the salary multiple required by the guidelines. For the purpose of calculating compliance with the guidelines, share ownership includes shares owned directly or indirectly, shares and/ or units represented by amounts invested in the Company's 401(k) plans, unvested time-based RSAs, RSUs and phantom stock, in-the-money time-vested stock option awards, and performance stock options and stock unit awards if performance measures have been achieved. See our Stock Ownership Guidelines Policy at **www.acuitybrands.com** under **For Investors** then **Governance–Committee Charters & Governance Documents**.

Hedging, Pledging, and Insider Trading Policy

Our insider trading policy prohibits our associates, officers, and directors from hedging their ownership of our common stock, including the prohibition from engaging in short sales of our common stock and from purchasing or selling any derivative securities, or entering into any derivatives contracts relating to our securities. Our insider trading policy also prohibits our associates, officers, and directors from purchasing or selling Acuity Brands securities while in possession of material non-public information (except in limited circumstances, such as pursuant to a previously established trading plan).

Our insider trading policy prohibits our executive officers and directors from pledging our common stock. None of our NEOs or directors holds any of our stock subject to pledge.

Clawback Policy

We have a recoupment or "clawback" policy in order to further align the interests of key associates with the interests of our stockholders and strengthen the link between total compensation and the Company's performance. During 2023, we amended and restated this policy to comply with recently adopted NYSE listing standards and SEC regulations governing compensation recovery policies. Under our policy as amended and restated, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports. The policy provides for the limited exceptions permitted by the listing standards and regulations, including an exception if the direct expense of recovery would exceed the amount to be recovered.

Under our policy as amended and restated, "incentive-based compensation" is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, and will generally include our STI Program and PSUs. The amount of incentive-based compensation that will be subject to recovery is the excess of the incentive-based compensation received during the preceding three years over the amount of incentive-based compensation that would have been received had the amount been determined based on the restated financial statements.

The amended and restated policy applies to incentive-based compensation received on or after October 2, 2023. Incentive-based compensation received prior to October 2, 2023 remains subject to our prior policy, which was discretionary rather than mandatory. The policy gives the Compensation and Management Development Committee discretion to administer and interpret the policy. To date, no NEO has been subject to any clawbacks.

Equity Award Grant Practices

Equity awards under our LTI Program are approved by the Compensation and Management Development Committee and the independent members of the Board on an annual basis or when necessary. The CEO may make interim equity awards to associates who are not executive officers from a previously approved discretionary stock pool, which are generally made on the first business day of each fiscal quarter based on prescribed criteria established by the Compensation and Management Development Committee. In certain circumstances, the Board may approve equity awards to key associates of newly acquired businesses in order to retain key talent or to incentivize their continued efforts on behalf of the Company. Interim equity awards may be granted upon initial hiring and following promotions or other special circumstances that occur during the year, subject to Compensation and Management Development Committee approval. We do not time the granting of equity awards to the disclosure of material information or to the fluctuation in the market value of the Company's common stock.

Compensation Risk Analysis

Because performance-based incentives play a large role in our overall executive compensation program, we believe that it is important to ensure that these incentives do not result in our executives taking actions that may conflict with our long-term best interests. The Compensation and Management Development Committee considers risk in designing the compensation program with the goal of appropriately balancing short-term incentives and long-term performance. We address this in several ways:

- The various financial performance measures that are set under the STI Program and LTI Program are balanced and are informed by prior year performance levels and multi-year performance targets that are reviewed and approved by the Board. We believe these performance targets are challenging, yet attainable, without the need to take inappropriate risks or make material changes to our business or strategy.

- Awards under the LTI Program are made in the form of equity grants that either vest over time or upon the achievement of three-year performance targets. We believe the three-year vesting of the equity awards plays an important role in mitigating unnecessary or excessive risk taking.

- The STI Program and the LTI Program have maximum payout limitations for each participant.

- Because the value of the equity awards is best realized through long-term appreciation of stockholder value (especially when coupled with our *Stock Ownership Guidelines*), we believe the equity awards encourage a long-term growth mentality among our executives and aligns their interests with those of our stockholders.

The Compensation and Management Development Committee's independent, third-party consultant conducted a risk assessment of the Company's compensation programs. After reviewing this risk assessment and discussion of the results with management, the Compensation and Management Development Committee concluded that our compensation program does not encourage management to take excessive risks and serves the stockholders' best interests in our sustained long-term performance by including an appropriate balance of financial performance measures, extended vesting schedules, and significant stock ownership requirements.

Fiscal 2024 Compensation Changes

For fiscal 2024, after the Compensation and Management Development Committee reviewed market trends and peer group data, and considered feedback on our compensation program design through regular stakeholder meetings, which indicated support of the Company's pay practices, it decided to not make additional compensation program design changes for fiscal 2024. The Company continuously reviews its executive compensation program to ensure (1) alignment with the Company's strategies, (2) delivery of competitive programs with those of companies with whom we compete for talent, and (3) appropriate allocation of compensation components between elements of total direct compensation and other compensation (including post-termination or retirement programs).

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee has reviewed and discussed with management the contents of the Compensation Discussion and Analysis section of this Proxy Statement. Based on its review and discussions with management, the Compensation and Management Development Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for fiscal 2023 for filing with the SEC.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.
Mark J. Sachleben

Executive Compensation Tables

Fiscal 2023 Summary Compensation Table

The following table presents compensation data for the NEOs for fiscal 2023, 2022 and 2021, as may be applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Neil M. Ashe Chairman, President and CEO	2023	1,000,000	—	6,091,382	—	1,398,800	711,755	11,880	9,213,817
	2022	1,000,000	—	5,000,154	—	1,086,800	578,872	13,179	7,679,005
	2021	1,000,000	—	—	11,212,565	1,622,400	1,055,471	17,609	14,908,045
Karen J. Holcom Senior Vice President and Chief Financial Officer	2023	541,667	—	1,791,926	—	569,800	216,233	62,673	3,182,299
	2022	500,000	—	1,500,067	—	393,000	93,668	106,550	2,593,285
	2021	487,501	—	1,000,064	—	634,000	236,996	81,161	2,439,722
Barry R. Goldman Senior Vice President and General Counsel	2023	491,667	—	1,086,017	—	518,000	219,432	36,222	2,351,338
	2022	445,833	—	800,132	—	349,200	84,573	62,387	1,742,125
	2021	420,833	—	399,989	—	404,175	195,368	58,506	1,478,871
Dianne S. Mills Senior Vice President and Chief Human Resources Officer	2023	491,667	—	1,086,017	—	553,000	4,695	34,813	2,170,192
	2022	450,000	—	1,000,114	—	376,200	—	52,122	1,878,436
	2021	441,667	—	399,989	—	441,450	—	32,777	1,315,883

[1] Represents the aggregate grant date fair value of PSU and RSU awards granted during the applicable fiscal year. The fiscal 2023 awards consisted of 75% PSUs and 25% RSUs for Mr. Ashe and 60% PSUs and 40% RSUs for Ms. Holcom, Mr. Goldman, and Ms. Mills. The value of PSUs granted in fiscal 2023, assuming the maximum level of performance will be achieved, is as follows: Mr. Ashe, $9,432,615, Ms. Holcom, $2,263,525, Mr. Goldman, $1,371,803, and Ms. Mills, $1,371,803. The assumptions used to value RSUs and PSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023. For more information regarding stock awards granted in fiscal 2023, see *Fiscal 2023 Long-Term Incentive Awards.*

[2] Represents the aggregate grant date fair value of stock option awards granted during the applicable fiscal year. The fiscal 2021 stock option awards for Mr. Ashe consisted of two separate awards, both of which only become exercisable after the Company's common stock reaches and maintains a stock price target of either $225 or $275 for ten consecutive trading days. The assumptions used to value stock option awards granted in fiscal 2021 can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

[3] Represents amounts earned under the STI Program for the applicable fiscal year. For more information, see *Fiscal 2023 Short-Term Incentive Award*.

[4] For fiscal 2023, represents the increase in the actuarial present value of benefits under the 2002 SERP and above-market earnings on deferred compensation that is not tax-qualified, in each case to the extent applicable. The increases in defined benefit pension values for fiscal 2023 were as follows: Mr. Ashe, $711,755, Ms. Holcom $192,960, and Mr. Goldman, $196,408. The change in the pension value for fiscal 2023 was primarily attributed to an increase in the value due to the passage of time. The change in the pension value for fiscal 2022 was primarily attributed to an increase in the value due to the passage of time. The change in the pension value for fiscal 2021 was primarily attributed to an increase in the value due to the passage of time and a lower discount rate. The change in pension value amounts shown for Mr. Ashe for fiscal 2022 and 2021 have been corrected from previously reported higher amounts that were miscalculated due to an administrative error. The corrected amount for fiscal 2022 is $120,089 lower than previously reported, and the corrected amount for fiscal 2021 is $53,918 lower than previously reported. The above-market earnings on deferred compensation for fiscal 2023 were as follows: Ms. Holcom, $23,273, Mr. Goldman, $23,024, and Ms. Mills, $4,695. The above-market earnings were calculated as the excess of the earnings credited on deferred amounts under our deferred compensation plans that were deemed invested in the prime rate investment alternative under such plans over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the plans. For more information, see *Pension Benefits in Fiscal 2023* and *Fiscal 2023 Non-Qualified Deferred Compensation.*

[5] Amounts shown for All Other Compensation include the following: matching contributions into the Company's 401(k) plan for Mr. Ashe, $11,880; for Ms. Holcom, $12,000; for Mr. Goldman, $11,987; and for Ms. Mills, $13,950. Also included are Company Contributions into the Deferred Compensation Plans as follows: Ms. Holcom, $50,673; Mr. Goldman, $24,235; and Ms. Mills, $20,863. In fiscal 2023, the aggregate incremental cost of perquisites and personal benefits provided to each NEO was less than $10,000.

Fiscal 2023 Grants of Plan-Based Awards

The following table provides information about equity and non-equity incentive awards for fiscal 2023 for each of the NEOs. Non-equity incentive plan awards are made under the STI Program and equity incentive awards are made under the LTI Program.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Neil M. Ashe		650,000	1,300,000	2,600,000							
PSU-ROIC	10/24/22				—	15,472	30,944				2,750,148
PSU-rTSR	10/24/22				—	7,735	15,470				1,966,160
RSU	10/24/22				—	—	—	7,736			1,375,074
Karen J. Holcom		275,000	550,000	1,100,000							
PSU-ROIC	10/24/22				—	3,713	7,426				659,986
PSU-rTSR	10/24/22				—	1,856	3,712				471,777
RSU	10/24/22				—	—	—	3,714			660,164
Barry R. Goldman		250,000	500,000	1,000,000							
PSU-ROIC	10/24/22				—	2,250	4,500				399,938
PSU-rTSR	10/24/22				—	1,125	2,250				285,964
RSU	10/24/22				—	—	—	2,251			400,115
Dianne S. Mills		250,000	500,000	1,000,000							
PSU-ROIC	10/24/22				—	2,250	4,500	—			399,938
PSU-rTSR	10/24/22				—	1,125	2,250	—			285,964
RSU	10/24/22				—	—	—	2,251			400,115

[1] These columns show the possible fiscal 2023 payout for each NEO under the STI Program if the threshold, target, or maximum goals, as such terms are defined by the SEC, were achieved. See *Fiscal 2023 Summary Compensation Table* for final amounts earned. See *Fiscal 2023 Short-Term Incentive Award* for a description of the program.

[2] These columns represent the potential payout of PSUs granted on October 24, 2022 under the LTI Program if the performance measure is achieved over a three-year performance period from September 1, 2022 to August 31, 2025. The threshold payout is 0% of the target shares granted and the maximum payout is 200% of the target shares for all NEOs. During the period of time that the award is unearned, dividends will accumulate at the same rate as dividends may be declared and paid on the Company's common stock ("Accumulated Dividends"). These Accumulated Dividends will be paid in cash when the underlying PSUs are earned and become vested and the underlying shares are issued. Accumulated Dividends will be forfeited if the PSUs are not earned or do not become vested. See *Fiscal 2023 Long-Term Incentive Awards* for a description of the program.

[3] This column shows the number of RSUs granted on October 24, 2022. The RSU grants vest ratably in three equal annual installments beginning one year from the grant date. Accumulated Dividends are only paid when the RSUs vest and the underlying shares are issued, and will be forfeited if the RSUs do not become vested.

[4] This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718. The grant date fair value of RSU and PSU-ROIC awards is calculated using the closing price of our common stock on the NYSE on the grant date. The grant date fair value of PSU-rTSR award is calculated using a Monte Carlo Simulation. The assumptions used to value awards granted can be found in Note 11 to our consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table provides information on outstanding equity awards held by the NEOs at August 31, 2023. The table includes unexercised or unearned option awards, unvested RSAs and RSUs, and unearned PSUs. The vesting schedule for each grant is shown in the "Vesting Schedule Table" that follows this table based on the grant date of each award. The option exercise prices shown below are the closing market price of our common stock on the NYSE on the grant date, except one option award to Mr. Ashe granted on January 31, 2020 had a premium exercise price that was $10 over the fair market value on the date of grant.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units, Or Other Rights That Have Not Vested ($)[5]
Ashe	01/31/20	200,000	—		117.87	01/31/30				
	01/31/20	200,000	—		127.87	01/31/30				
	01/31/20	—	—	100,000	117.87	01/31/30				
	09/01/20	—	—	225,000	108.96	09/01/30				
	09/01/20	—	—	52,200	108.96	09/01/30				
	10/25/21						4,025	649,152	36,230	5,843,174
	10/24/22						7,736	1,247,662	38,679	6,238,149
Holcom	10/27/14	1,002	—		135.63	10/27/24				
	10/26/15	1,590	—		207.80	10/26/25				
	10/24/16	1,794	—		239.76	10/24/26				
	10/25/17	657	—		156.39	10/25/27				
	10/24/18	1,468	—		116.36	10/24/28				
	10/24/19						282	45,481		
	10/26/20						13,695	2,208,730		
	10/25/21						2,415	389,491	7,246	1,168,635
	10/24/22						3,714	598,994	9,282	1,497,001
Goldman	10/26/15	2,145	—		207.80	10/26/25				
	10/24/16	2,325	—		239.76	10/24/26				
	10/25/17	1,751	—		156.39	10/25/27				
	10/24/18	2,936	—		116.36	10/24/28				
	10/24/19						277	44,675		
	10/26/20						5,478	883,492		
	10/25/21						1,288	207,729	3,864	623,186
	10/24/22						2,251	363,041	5,625	907,200
Mills	03/02/20						975	157,248		
	10/26/20						5,478	883,492		
	10/25/21						1,610	259,661	4,830	778,982
	10/24/22						2,251	363,041	5,625	907,200

[1] For Mr. Ashe, the stock options shown in this column will only vest and become exercisable after the attainment of two independent conditions: a four year ratable vest from the grant date; and the closing stock price of the Company's common stock reaching either $275 or $225 per share and remaining at or above the aforementioned stock price target for ten consecutive trading days at any time following the grant date.

[2] For awards granted on October 26, 2020, this column reflects outstanding RSUs and the PSUs that have been earned, but do not vest until October 26, 2023.

[3] The market value is calculated as the product of (a) $161.28 per share, the closing market price of our common stock on the NYSE on August 31, 2023, the last trading day of the fiscal year, multiplied by (b) the number of shares that have not vested.

[4] For awards granted on October 25, 2021, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2023. For awards granted on October 24, 2022: for PSUs based on ROIC in excess of WACC, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2023; and for PSUs based on rTSR, the number of units shown are at the target based on the estimated level of achievement as of August 31, 2023.

[5] The market value is calculated as the product of (a) $161.28 per share, the closing market price on our common stock on the NYSE on August 31, 2023, the last trading day of the fiscal year, multiplied by (b) the number of PSUs that would be earned based on the estimated level of achievement as of August 31, 2023, as described in footnote 4 to this table. For awards granted on October 25, 2021, and October 24, 2022, the threshold, target, and maximum performance percentages for all NEOs are 0%, 100%, and 200%, respectively.

VESTING SCHEDULE TABLE

Grant Date	Vesting Schedule Description
10/27/2014	Options: 1/3 per year beginning one year from grant date (fully vested 10/27/2017).
10/26/2015	Options: 1/3 per year beginning one year from grant date (fully vested 10/26/2018).
10/24/2016	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2019).
10/25/2017	Options: 1/3 per year beginning one year from grant date (fully vested 10/25/2020).
10/24/2018	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2021).
10/24/2019	RSU: 1/4 per year beginning one year from grant date (will be fully vested 10/24/2023).
1/31/2020	Options: One time-vesting option award vests 1/3 per year beginning one year from the grant date (fully vested 1/31/2023); one time-vesting award with a premium exercise price vests 1/3 per year beginning one year from grant date (fully vested 1/31/2023); and one performance-based option will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share for ten consecutive trading days.
3/2/2020	RSU: 1/4 per year beginning one year from grant date (will be fully vested 3/2/2024).
9/1/2020	Options: two performance-based options will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share or $275 per share, respectively, for ten consecutive trading days.
10/26/2020	RSU: 1/4 per year beginning one year from grant date (will be fully vested 10/26/2024); PSU: three-year performance period ends 8/31/2023 (if performance achieved, earned shares will be released on 10/26/2023).
10/25/2021	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/25/2024); PSU: three-year performance period ends 8/31/2024 (if performance achieved, earned shares will be released on 10/25/2024).
10/24/2022	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/24/2025); PSU: three-year performance period ends 8/31/2025 (if performance achieved, earned shares will be released on 10/24/2025).

Option Exercises and Stock Vested in Fiscal 2023

The following table provides information for the NEOs on the number of shares acquired upon the exercise of stock options, the vesting of PSUs, RSAs or RSUs, and the value realized during fiscal 2023, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Neil M. Ashe	—	—	2,013	371,922
Karen J. Holcom	1,385	63,412	6,931	1,231,933
Barry R. Goldman	—	—	4,300	773,989
Dianne S. Mills	—	—	2,329	438,934

[1] The value realized is the closing market price on the day the stock options were exercised or the stock awards vested (less the exercise price, in the case of stock options), multiplied by the total number of shares that were exercised or that vested.

Pension Benefits in Fiscal 2023

The table below shows information for NEOs under the 2002 SERP as described in the following paragraphs.

The 2002 SERP is an unfunded, non-qualified retirement benefit plan that is offered to executive officers of the Company to provide retirement benefits above amounts available under the Company's tax-qualified defined contribution plans.

Benefits payable under the 2002 SERP are generally paid for 180 months (15 years) commencing on the executive's normal retirement date, which is defined as retirement at 60. For Mr. Ashe, benefits are comprised of the following amounts: (a) a monthly amount equal to 2.8% ("standard accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "standard accrued benefit"); and (b) a second monthly amount equal to 1.4% ("incremental accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "incremental accrued benefit"). For Ms. Holcom and Mr. Goldman, benefits are comprised of a monthly amount equal to 2.8% ("modified accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "modified accrued benefit'). Average annual compensation is defined as the average of the executive's salary and short-term incentive payment for the three highest consecutive calendar years during the participant's service with the Company. An executive is credited with one year of service for each plan year while employed by the Company. Total years of credited service cannot exceed ten years, although compensation earned after completing ten years of credited service may be counted for purposes of determining the executive's average annual compensation and accrued benefit under the 2002 SERP. A reduced retirement benefit can commence between ages 55 and 60. We do not have a policy for granting extra years of credited service under the 2002 SERP, except in connection with a change in control as may be provided for in an executive's change in control agreement. Participants vest in their plan benefit after three years of credited service.

While benefits normally commence at age 60 and are paid in monthly installments over 15 years, benefits may be paid earlier or in a different form as follows:

▪ a participant could elect to receive a reduced retirement benefit commencing between ages 55 and 60;

▪ a participant could elect to receive their incremental accrued benefit in a lump sum;

▪ benefits can also be distributed early in the event of a severe financial hardship; and

▪ upon the occurrence of a Section 409A change in control event (as defined in the 2002 SERP), the 2002 SERP will be terminated consistent with the requirements of Treasury Regulation section 1.409A-3(j)(4)(ix)(B), and the Company will, within five days of such an event, pay to each participant a lump sum cash payment equal to the lump sum actuarial equivalent of the participant's accrued benefit as of such date.

When calculating the actuarial equivalent of the foregoing forms of benefit, the plan uses an interest rate equal to the lesser of 2.5% per annum or the yield on 10-Year U.S. Treasury Bonds.

The table below summarizes the benefits of each eligible NEO. Ms. Mills, who would have become an eligible participant for the plan when hired in March 2020, waived her participation right.

Name	Standard Accrued Benefit	Incremental Accrued Benefit	Modified Accrued Benefit	Total Benefit Percent
Neil M. Ashe	2.8%	1.4%	NA	4.2%
Karen J. Holcom	NA	NA	2.8%	2.8%
Barry R. Goldman	NA	NA	2.8%	2.8%

The amounts reported for the NEOs in the table below equal the present value of the accumulated benefit in the 2002 SERP at August 31, 2023. The assumptions used to calculate the present value of the accumulated benefit are described in the footnotes to the table.

Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Neil M. Ashe	3	3,195,791	—
Karen J. Holcom	4	691,113	—
Barry R. Goldman	4	675,892	—

(1) Mr. Ashe became an eligible participant when hired on January 8, 2020. Ms. Holcom and Mr. Goldman became eligible participants on September 1, 2019.

(2) The accumulated benefit in the 2002 SERP is based on service and earnings (base salary and bonus, as described above) considered by the 2002 SERP for the period through August 31, 2023. The present value has been calculated assuming the benefit is payable commencing at a retirement of age 65 for all NEOs except Mr. Ashe, where the present value has been calculated assuming the benefit is payable commencing at a retirement age of 60. The discount rate assumed in the calculation is 5.1% compared with 4.4% in the prior year.

Fiscal 2023 Non-Qualified Deferred Compensation

The Company maintains certain non-qualified deferred compensation plans that our NEOs may participate in. These non-qualified deferred compensation plans are described below.

2005 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2005 SDSP is an unfunded, non-qualified plan under which key associates, including our NEOs, are able to annually defer up to 50% of salary and STI Program awards as cash units. Ms. Holcom, Mr. Goldman, and Ms. Mills are also eligible to receive a Company matching contribution of their deferrals (50% of their deferrals, limited to 5% of their base salary and STI Program awards, which together is "total cash compensation"), and, for Ms. Holcom and Mr. Goldman, a pension make-up contribution received in lieu of benefits that would have been received under a frozen Company pension plan. Prior to January 1, 2022, Ms. Holcom, Mr. Goldman and Ms. Mills also received a supplemental contribution equal to 3% of their total cash compensation based on calendar year contributions, which was contributed each December. Effective October 25, 2021, the 2005 SDSP was amended to remove the supplemental contribution for all eligible participants, including Ms. Holcom, Mr. Goldman, and Ms. Mills. This amendment was effective for the plan year commencing in January 2022. As a result, the final supplemental contribution was made in December 2021. Effective March 30, 2023, the 2005 SDSP was amended and restated to clarify the payment structure for certain in-service payment elections.

Mr. Ashe is not eligible to receive the Company contributions under the 2005 SDSP because of the level of benefits that he receives under the 2002 SERP. As noted above, Ms. Holcom and Mr. Goldman are eligible for the Company contributions to the plan at the same rate that other participants receive contributions due to the reduced rate at which the 2002 SERP benefit accrues for each of them.

Account balances under the 2005 SDSP earn interest income based on the prime rate. Interest is credited monthly and is compounded annually.

Employee contributions may be paid in a lump sum or up to ten annual installments at the executive's election. The executive may direct that deferrals and related earnings be credited to accounts to be distributed in the future and/or to a retirement account. Future-dated payments may be distributed in a lump sum or up to ten annual installments no earlier than two years following the last deferral to the account. The executive may change the form of distribution twice during the period up to one year prior to termination or retirement, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

Company contribution accounts may be distributed in a lump sum or up to ten annual installments upon termination of employment. The executive may change the form of distribution twice during the period up to one year prior to termination of employment, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

2001 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2001 SDSP, which does not currently allow deferrals, covered the same general group of eligible associates and operated in a similar manner to the 2005 SDSP, except that it encompassed contributions by the executive and the Company that were vested as of December 31, 2004. These contributions were, therefore, not subject to the provisions of Section 409A. Executive deferrals may be distributed in a lump sum or up to ten annual installments beginning no sooner than five years following the calendar year of deferral. Company contributions will be distributed at or following termination in a lump sum or installments at the associate's election, which must be in place 24 months prior to termination. There were no deferrals or Company contributions into the 2001 SDSP during fiscal 2023. When the 2001 SDSP was active, Ms. Holcom and Mr. Goldman each received annual Company contributions to the 2001 SDSP at the same rate as other plan participants, including pension make-up contributions in lieu of benefits that would have been received under a frozen Company pension plan.

The table below provides fiscal 2023 information related to our NEOs in our non-qualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
Neil M. Ashe[5]	NA	NA	NA	NA	NA	NA
Karen J. Holcom	2001 SDSP	—	—	736	—	10,405
	2005 SDSP	93,050	50,673	84,593	(86,911)	1,215,496
Barry R. Goldman	2001 SDSP	—	—	888	—	12,576
	2005 SDSP	34,920	24,235	87,418	(36,543)	1,238,277
Dianne S. Mills	2005 SDSP	40,268	20,863	11,729	(16,770)	179,061

[1] The amounts shown include salary deferrals and/or deferrals of amounts paid under the STI Program. The salary portion of the amounts reflected above is included in the amount reported as "Salary" in the Fiscal 2023 Summary Compensation Table as follows: Ms. Holcom, $53,750 and Ms. Mills, $21,458. The deferred STI Program award portion of the amounts shown above is included in the amount reported as "Non-Equity Incentive Plan Compensation" in the Fiscal 2023 Summary Compensation Table as follows: Ms. Holcom, $39,300, Mr. Goldman, $34,920, and Ms. Mills, $18,810.

[2] The amounts shown are not included in the Summary Compensation Table for Fiscal 2023 except to the extent they represent above-market earnings in excess of 120% of the applicable federal rate. The earnings consist of interest credited to each NEOs account balance during fiscal 2023, which balance may include deferred compensation from prior periods.

[3] The amounts shown are not included in the Fiscal 2023 Summary Compensation Table. The amounts shown for Ms. Holcom, Mr. Goldman, and Ms. Mills consist of distributions of prior period deferrals of compensation along with related interest earned. As described above, participants may elect such distributions at the time deferral elections are made.

[4] A portion of amounts shown in this column for the 2005 SDSP were previously reported as compensation in the Summary Compensation Table for this year and for prior years as follows: Ms. Holcom, $614,712, Mr. Goldman, $278,841, and Ms. Mills, $179,383. The amounts shown also include participant deferrals, Company contributions, and interest credited in prior fiscal periods when Ms. Holcom and Mr. Goldman were not NEOs and for Ms. Mills beginning as of her date of employment with the Company.

[5] Mr. Ashe does not participate in the non-qualified deferred compensation plans.

Employment Arrangements

At the time we first hire an associate, we generally provide the associate with a letter outlining the effective date of their employment, the basic compensation arrangements for the associate's at-will employment, any benefits to which the associate is entitled, and whether the associate is entitled to participate in any severance or change in control benefits. We do not have employment contracts with any of our associates, including our NEOs. All NEOs are entitled to participate in benefit plans and perquisites afforded to executives at their level and coverage under the Company's directors' and officers' liability insurance coverage. A summary of current employment arrangements with our NEOs is provided in the table below.

Fiscal 2023 Employment Arrangements

Neil M. Ashe	Salary	$1,000,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary (effective for fiscal 2022)
Karen J. Holcom	Salary[1]	$550,000 (increased from $500,000 effective November 1, 2022)
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Barry R. Goldman	Salary[1]	$500,000 (increased from $450,000 effective November 1, 2022)
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Dianne S. Mills	Salary[1]	$500,000 (increased from $450,000 effective November 1, 2022)
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary

[1] The salary increases for Ms. Holcom, Mr. Goldman, and Ms. Mills reflected individual performance and results of a market assessment of comparable positions in our peer group.

See *Potential Payments upon Termination* for a description of each NEO's severance agreement and change in control agreement.

Potential Payments upon Termination

We have entered into severance agreements and change in control agreements with each of our NEOs. The material terms of these agreements are described below and the potential payments upon termination are shown in the table that follows.

Severance Agreements

The severance agreements for the NEOs provide benefits to our NEOs in the event the executive's employment is involuntarily terminated by us without cause, or for Mr. Ashe only, in the event that he terminates his employment for good reason any time after a change in control. The agreements terminate without payment in the event an executive is terminated for cause, dies, incurs a disability, or voluntarily terminates (other than in the case of Mr. Ashe, a voluntary termination in connection with a qualifying good reason).

The severance agreements are effective until terminated in accordance with the provisions of each agreement and provide the following benefits to our NEOs for the severance period shown for each NEO.

Severance Benefit	Ashe (2 yrs)	Holcom (1 yr)	Goldman (1 yr)	Mills (1 yr)
A severance payment consisting of continuation of the then current monthly base salary for the severance period	✔	✔	✔	✔
A lump sum payment equal to the greater of (i) a predetermined percentage of base salary (as described for each executive therein) and (ii) the annual bonus that would be payable based upon the Company's actual performance, in each case, calculated on a pro rata basis and payable at the same time that bonuses are otherwise payable under the Company's bonus plan	✔ (130%)	✔ (100%)	✔ (100%)	✔ (100%)
A lump sum payment equal to accrued but unused vacation or sick pay as determined under the Company's policy[1]	✔	✔	✔	✔
Continuation of health care and life insurance coverage for the severance period	✔	✔	✔	✔
Accrual of additional credited service under the 2002 SERP during the severance period[2]	✔	✔	✔	
Outplacement services not to exceed 10% of base salary	✔	✔	✔	✔
Vesting of certain equity awards during the severance period	[3]	[4]	[4]	[4]

[1] Based on current Company policy, none of the NEOs would receive a payment for accrued but unused vacation or sick pay.

[2] Mr. Ashe, Ms. Holcom, and Mr. Goldman would receive additional years of credited service if a terminating event occurs prior to their attainment of three years of credited service; however, each of them has attained three years of credited service.

[3] For Mr. Ashe, continued vesting of stock options, RSAs or RSUs, and performance stock or PSUs, during the severance period.

[4] For Ms. Holcom, Mr. Goldman, and Ms. Mills, the vesting and exercisability of all outstanding equity awards will be in accordance with the terms of the respective award agreements.

Under the severance agreement for Mr. Ashe, a termination of employment by Mr. Ashe for "good reason" means the occurrence of any of the following acts, after a Change in Control, which is not corrected within 30 days after written notice is given to us by Mr. Ashe:

▪ a material diminution in authority, duties or responsibilities (including reporting responsibilities), which, in executive's judgment, represents an adverse change in status, title, position, or responsibilities;

▪ a reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due;

▪ requiring the executive to be based more than 50 miles from the primary workplace where executive is currently based, except for reasonably required business travel; or

▪ a material breach by us of the severance agreement.

Under the severance agreement for Mr. Ashe, the Change in Control definition is the same as that used in Mr. Ashe's change in control agreement, described below.

Under the severance agreements, the involuntary termination of an executive by the Company for "cause," which results in the termination of the severance agreement and for which no benefits would be payable, occurs for the following reasons:

- termination is the result of an act or acts by the executive, which have been found in an applicable court of law to constitute a felony (other than traffic-related offenses);

- termination is the result of an act or acts by the executive, which are in the good faith judgment of the Company to be in violation of law or of written policies of the Company and which result in material injury to the Company;

- termination is the result of an act or acts of dishonesty by the executive resulting or intended to result directly or indirectly in gain or personal enrichment to the executive at the expense of the Company; or

- the continued failure by the executive substantially to perform the duties reasonably assigned to him, after a demand in writing for substantial performance of such duties is delivered by the Company.

The severance agreement for Mr. Ashe also provides that the Company will pay his reasonable legal fees and related expenses if he were to bring a legal claim for benefits and was successful to a significant extent in enforcing his rights under the severance agreement.

The severance agreements of all NEOs contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition, and benefits under such severance agreements are subject to the execution of a release. With respect to Ms. Holcom, Mr. Goldman, and Ms. Mills, in the event of certain breaches of the covenants set forth in the severance agreement by the executive, such executive would be required to reimburse the Company 70% of the severance amounts payable thereunder.

Change in Control Agreements

The change in control agreements are intended to provide the NEOs with security against the possibility of employment loss that may result following a change in control so that they may devote their energies to meeting the business objectives and needs of the Company and its stockholders.

The change in control agreements are effective until terminated in accordance with the provisions of the agreements, except during a covered period, which includes the six months prior to a change in control event and continues for two years following a change in control. However, the term of the change in control agreements will not expire during a threatened change in control period (as defined in the change in control agreements) or prior to the expiration of two years following a change in control.

The change in control agreements are double trigger and provide the following benefits to our NEOs in the event employment is terminated for other than cause or by the executive for good reason:

Change in Control Benefits	Ashe (3x)	Holcom (1.5x)	Goldman (1.5x)	Mills (1.5x)
A lump sum cash payment equal to a multiple of the base salary (greater of the base salary in effect on the date of termination or during the 90 day period prior to a change in control)	✔	✔	✔	✔
A lump sum cash payment equal to a multiple of the pro rata bonus which is the greatest of: the most recent bonus paid, the annual bonus payable (at target) during which the termination or change in control occurs, or the average of the annual bonus paid during the last three fiscal years	✔	✔	✔	✔
Continuation of health and welfare benefits, including, as applicable, medical, dental benefits, disability, and life insurance for the specified term	✔	✔	✔	✔
Cash payment representing additional amounts of participation in our defined contribution plan and non-qualified deferred compensation plan for the specified term	✔	✔	✔	✔
Cash payment equal to the lump sum actuarial equivalent of the accrued benefit under the 2002 SERP as of the date of termination of employment, whether or not the accrued benefit has vested	✔			
Accrual of up to a total of three years of credited service under the 2002 SERP, if termination occurs before three years of credited service has been earned		✔	✔	
Better net cutback[1]	✔	✔	✔	✔
Accelerated vesting of stock options, RSA or RSU awards and performance stock or PSU awards (at 100% of target)[2][3]	✔	✔	✔	✔

(1) If the payments to be made under the change in control agreement would be subject to such excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes executive's economic position.

(2) For Mr. Ashe, stock option awards with price targets will only be accelerated if such stock price targets have been achieved as of the termination date and any performance stock awards would be accelerated at the target level.

(3) For Mr. Ashe, the Company may be required to immediately purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon the exercise of options.

The change in control agreements provide benefits to our NEOs in the event employment is terminated by the Company for cause, due to disability, by reason of death, or by executive for other than good reason. Benefits in these events are as follows: all amounts earned or accrued through the termination date, including base salary, reimbursement of reasonable and necessary expenses, vacation pay, and sick leave.

In addition, the Company will pay all legal fees and related expenses incurred by the officer arising out of any disputes related to his termination of employment or claims under the change in control agreement if, in general, the circumstances for which he has retained legal counsel occurred on or after a change in control.

For purposes of the change in control agreements, a change in control is defined as one or more of the following:

▪ the acquisition of 30% or more of the combined voting power of our then outstanding voting securities (other than certain acquisitions by Company fiduciaries or certain internal reorganizations);

▪ a change in more than 50% of the members of our Board, who were either members as of the distribution date or were nominated or elected by a vote of two-thirds of those members or members so approved;

▪ consummation of a merger or consolidation through which our stockholders no longer hold more than 60% of the combined voting power of our outstanding voting securities resulting from the merger or consolidation in substantially the same proportion as prior to the merger or consolidation;

▪ consummation of a complete liquidation or dissolution or the sale or other disposition of all or substantially all of our assets; or

▪ the approval by stockholders of the sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities, or purchase of assets, the result of which would be the occurrence of any of the events described in the prior two bullets.

Under the change in control agreement, a termination for cause for Mr. Ashe is a termination evidenced by a resolution adopted by two-thirds of the Board (for Ms. Holcom, Mr. Goldman, and Ms. Mills, upon the reasonable determination by the Company) that the executive:

▪ intentionally and continually failed to substantially perform their duties, which failure continued for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the executive specifying the manner in which the executive has failed to substantially perform; or

▪ intentionally engaged in conduct that is demonstrably and materially injurious to us, monetarily or otherwise.

The executive will not be terminated for cause until he or she has received a copy of a written notice setting forth the misconduct described above and until he or she has been given an opportunity to be heard by the Board.

Under the change in control agreements, disability has the meaning ascribed to such term in our long-term disability plan or policy covering the executive, or in the absence of such plan or policy, a meaning consistent with Section 22(e)(3) of the Internal Revenue Code.

Under the change in control agreements, good reason means the occurrence of any of the following events or conditions in connection with a change in control:

▪ a material diminution in authority, duties, or responsibilities, which, in the executive's judgment, represents an adverse change in status, title, position, or responsibilities;

▪ with respect to Mr. Ashe, any reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due and with respect to Ms. Holcom, Mr. Goldman, and Ms. Mills a reduction of more than 10% of such executive's base salary in effect immediately prior to a change in control;

▪ requiring the executive to be based more than 50 miles from the primary workplace where the executive is currently based, except for reasonably required business travel; or

▪ a material breach by us of the agreement (or in the case of Mr. Ashe, a material breach by us of the terms of the employment letter dated January 8, 2020).

Other Possible Payments upon Death, Disability, and Retirement

The following describes possible payments upon an NEO's death, disability, or retirement in accordance with the terms of certain of the Company's compensation plans.

Death/Disability

▪ For all participants in the Omnibus Incentive Plan, stock options become fully vested and are exercisable to the earlier of the expiration date or one year after the event, and RSAs, RSUs, and PSUs become fully vested and are immediately payable (at Target for PSUs).

▪ For all participants in the Company's 401(k) Plan, the 2001 SDSP, and the 2005 SDSP, any Company contributions become vested and are payable upon death, or total and permanent disability.

Retirement

▪ For all participants in the Omnibus Incentive Plan with stock options who are age 55 and above, vested stock options are exercisable to the earlier of the expiration date or five years after retirement; unvested options are forfeited.

▪ For all participants in the Omnibus Incentive Plan with RSU and PSU awards granted from October 24, 2019 until October 25, 2020 who have attained age 60 and have at least ten years of service, awards continue to vest following retirement. For all participants, RSU and PSU awards granted prior to October 24, 2019 and after October 25, 2020 do not have this provision and will receive no additional vesting following retirement.

▪ For all participants in the Omnibus Incentive Plan with PSU awards granted on or after October 26, 2020 who have 5 years of service will receive a pro-rata portion of the award that will remain outstanding and available to vest following a participant's termination, except in the event of termination for cause. Such pro-rata portion will be calculated based on the portion of the service period worked between the grant date and termination date in one-year increments. For example, if a participant works more than one year from the grant date but less than two years from the grant date, such participant would be eligible to receive one-third of the PSU, payable at the performance level achieved at the end of the performance period.

Potential Payments Upon Termination Table

The following table shows potential benefits that our NEOs would be entitled to receive upon termination of employment in each termination situation shown. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the NEO's employment had terminated at August 31, 2023. Values for the accelerated vesting of stock option, RSA, RSU, and PSU grants are based on the closing price of our common stock of $161.28 on the NYSE on August 31, 2023.

The table does not include amounts that the executives would be entitled to receive that are already described in the compensation tables, including the value of equity awards that are already vested, amounts payable under defined benefit pension plans, and amounts previously deferred into the deferred compensation plans. In the event the NEO is entitled to benefits under both the severance agreement and the change in control agreement, the NEO is entitled to receive benefits under whichever agreement provides the greater aggregate value. No additional amounts are due in the event of a voluntary resignation by our NEOs.

Name	Change in Control with Termination ($)	Termination without Cause ($)	Termination with Good Reason ($)	Retirement ($)	Death or Disability ($)	Termination with Cause ($)
Neil M. Ashe						
Cash Severance[1]	7,196,400	3,398,800	3,398,800	—	—	—
Retirement Benefits	2,918,490	1,971,287	1,971,287	—	—	—
Health and Welfare Benefits[2]	81,633	54,422	54,422	—	—	—
Outplacement Counseling	—	100,000	100,000	—	—	—
Additional Company Contributions[3]	35,640	23,760	23,760	—	—	—
Long-Term Incentives[4]	8,561,226	—	—	—	8,561,226	—
Total Lump Sum	**18,793,389**	**5,548,269**	**5,548,269**	**—**	**8,561,226**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**18,793,389**	**5,548,269**	**5,548,269**	**—**	**8,561,226**	**—**
Karen J. Holcom						
Cash Severance[1]	1,667,200	1,111,467	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	26,958	17,972	—	—	—	—
Outplacement Counseling	—	54,167	—	—	—	—
Additional Company Contributions[3]	26,660	17,773	—	—	—	—
Long-Term Incentives[4]	2,958,198	—	—	688,934	2,958,198	—
Total Lump Sum	**4,679,015**	**1,201,378**	**—**	**688,934**	**2,958,198**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**4,679,015**	**1,201,378**	**—**	**688,934**	**2,958,198**	**—**
Barry R. Goldman						
Cash Severance[1]	1,514,500	1,009,667	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	40,516	27,011	—	—	—	—
Outplacement Counseling	—	49,167	—	—	—	—
Additional Company Contributions[3]	28,503	19,002	—	—	—	—
Long-Term Incentives[4]	1,648,120	—	—	389,169	1,648,120	—
Total Lump Sum	**3,231,639**	**1,104,847**	**—**	**389,169**	**1,648,120**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**3,231,639**	**1,104,847**	**—**	**389,169**	**1,648,120**	**—**
Dianne S. Mills						
Cash Severance[1]	1,567,000	1,044,667	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	40,836	27,224	—	—	—	—
Outplacement Counseling	—	49,167	—	—	—	—
Additional Company Contributions[3]	17,820	11,880	—	—	—	—
Long-Term Incentives[4]	1,890,524	—	—	—	1,890,524	—
Total Lump Sum	**3,516,180**	**1,132,938**	**—**	**—**	**1,890,524**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**3,516,180**	**1,132,938**	**—**	**—**	**1,890,524**	**—**

[1] For benefits related to a change-in-control, this represents payments under the change in control agreements, which are equal to a multiple of salary and the greatest of current year bonus (at target), prior year bonus, or average of bonus for last three years, subject to proration. For benefits related to a severance agreement (i.e., termination without cause or, for Mr. Ashe, termination for good reason following a change in control), this represents salary for the severance period plus a cash payment equal to the greater of (i) a predetermined percentage of base salary and (ii) the annual bonus that would be payable based upon the Company's actual performance, subject to proration.

[2] Includes payments of continued health and welfare benefits as outlined in change in control agreements and severance agreements.

[3] Includes payments of additional benefits as outlined in change in control agreements and severance agreements including the present value of additional credited service in the 2002 SERP, as well as additional contributions into the deferred compensation plan and annual Company contributions in the 401(k) plan, if applicable, equal to the number of months associated with each NEOs' payout multiple.

(4) The value realized on unvested equity awards represents the fair market value of unvested awards at August 31, 2023, using our closing price of $161.28 on that date, less the exercise price of unvested options. No payment is made for unvested options where the exercise price is greater than our year-end closing price. For Mr. Ashe, stock option awards with price targets will be accelerated upon a terminating event only if such stock price targets have been achieved as of the termination date and performance stock or PSUs awards would be accelerated upon a terminating event at the target level.

(5) The change in control agreements provide that if the payments to be made under the change in control agreement would be subject to excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes the executive's economic position.

CEO Pay Ratio

SEC Rules require us to annually disclose the total annual compensation of our CEO, the median of the total annual compensation of all associates other than our CEO, and the ratio of the total annual compensation of our CEO to that of our median associate (the "CEO Pay Ratio"). The following CEO Pay Ratio disclosure for fiscal 2023 is the Company's reasonable, good faith estimate calculated in accordance with the requirements of Item 402(u) of Regulation S-K and Section 954(6) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and may not be comparable to the pay ratio disclosures of other companies.

Identification of Median Associate

Because there were no significant changes to our associate population or our associate compensation programs that we believe would result in a significant change to our CEO Pay Ratio disclosure, we are permitted under SEC rules to use the same median associate that we identified for fiscal 2021 for fiscal 2023. However, since the original fiscal 2021 median associate terminated employment, in fiscal 2022 we identified an alternate median employee with similar compensation. The same median employee from fiscal 2022 was used in fiscal 2023.

To determine our median associate in fiscal 2021, we used August 31, 2021 as the measurement date. As of such date, the Company had 12,994 associates, of which 3,776 (29.1%) were employed in the United States, 8,441 (65.0%) were employed in Mexico, 506 (3.9%) were employed in Canada, and 271 (2.1%) were employed in other non-U.S. locations, including Europe and the Asia/Pacific region. We then used the following multi-step process to identify the fiscal 2021 median associate:

▪ We reviewed the total headcount as of August 31, 2021, in each of the jurisdictions in which we conduct business and excluded 271 associates in non-U.S. locations other than Canada and Mexico under the de minimis 5% exclusion. The excluded associates are located in each of following jurisdictions: the United Kingdom (101), France (77), the Netherlands (61), China (27), Germany (3), Italy (1), and Sweden (1). We included all full-time and part-time associates and excluded Mr. Ashe, independent contractors, and leased workers. After permissible exclusions, our total headcount as of the measurement date was 12,723 associates of our 12,994 total associate population, or 97.9%.

▪ As permitted under the SEC rules, we then calculated the total cash compensation for the 12-months prior to the measurement date for all individuals who were employed on the measurement date, annualizing total cash compensation for any full-time associate that commenced employment in the current fiscal year. We converted the calculated total cash compensation for non-U.S. associates to U.S. dollars using the average currency exchange rate for the fiscal year period. We believe the use of total cash compensation is an appropriate consistently applied compensation measure for purposes of this analysis. Using this annual cash compensation data, we identified the median associate.

Fiscal 2023 CEO Pay Ratio

For fiscal 2023, the median of the total annual compensation of all of the Company's associates, other than Mr. Ashe, was $11,835, which equals the total compensation of our median associate identified in fiscal 2021 calculated in the same manner as the "Total Compensation" shown for Mr. Ashe and the other NEOs in the Summary Compensation Table.

Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the Fiscal 2023 Summary Compensation Table was $9,213,817. Based on this information, the CEO Pay Ratio is estimated to be 779 to 1.

Alternate Ratio Calculation: Since the majority of the Company's associate population is not based in the U.S., the Company is providing alternative pay ratio calculations using the Company's U.S. median associate identified in fiscal 2021. The U.S. median employee we identified for fiscal 2021 terminated employment during fiscal 2023. Therefore, as allowed by SEC rules, we identified an alternate U.S. median employee whose fiscal 2021 compensation was similar to our fiscal 2021 U.S. median associate. For fiscal 2023, the median of total annual compensation of all of the Company's U.S. associates, other than Mr. Ashe, was $80,911, which equals the total compensation of our U.S. median associate. Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the fiscal 2023 Summary Compensation Table was $9,213,817. Based on this information, the CEO Pay Ratio for the median U.S. associate is estimated to be 114 to 1.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the compensation actually paid to our NEOs and certain measures of Company performance. The material that follows is provided in compliance with these rules.

The following table provides information regarding compensation actually paid to our principal executive officer, or PEO, and other NEOs for each fiscal year from fiscal 2021 to fiscal 2023, compared to our total shareholder return (TSR) and the TSR of a peer group from August 31, 2020 through the end of each such fiscal year, and our net income and ROIC for each such fiscal year.

					Value of Initial Fixed $100 Investment Based On:			
Year (a)	Summary Compensation Table Total for PEO (b)[1][2]	Compensation Actually Paid to PEO (c)[1][3]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d)[4]	Average Compensation Actually Paid to Non-PEO Named Executive Officers (e)[5]	Total Shareholder Return (f)[6]	Dow Jones U.S. Electrical Components & Equipment Index Total Shareholder Return (g)[7]	Net Income ($M)(h)[8]	Adjusted ROIC[9]
2023	$ 9,213,817	$ 8,585,748	$2,567,942	$2,140,698	$149.04	$155.48	$346.00	17.10 %
2022	$ 7,679,005	$ 4,822,663	$2,071,282	$2,261,684	$151.03	$128.32	$384.00	18.10 %
2021	$14,908,045	$52,621,462	$2,161,603	$4,860,075	$169.52	$144.85	$306.30	16.10 %

[1] Our PEO for each fiscal year was Neil Ashe.

[2] Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

[3] Compensation actually paid does not mean that our PEO was actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of summary compensation table total compensation under the methodology prescribed under the relevant rules as shown in the adjustment table below.

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($)(a)	Equity Award Adjustments ($)(b)	Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)(c)	Compensation Actually Paid to PEO ($)
2023	9,213,817	(6,091,382)	5,096,654	(711,755)	1,078,414	8,585,748
2022	7,679,005	(5,000,154)	1,477,973	(578,872)	1,244,711	4,822,663
2021	14,908,045	(11,212,565)	48,631,456	(1,055,471)	1,349,997	52,621,462

(a) The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	3,169,434	(895,482)	—	2,822,702	—	—	5,096,654
2022	6,959,607	(6,392,606)	—	910,972	—	—	1,477,973
2021	27,291,422	20,360,204	—	979,830	—	—	48,631,456

[c] The pension benefit adjustments for each applicable year reflect the service cost for services rendered during the year.

[4] This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

Year	Non-PEO NEOs
2023	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2022	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2021	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills, Richard K. Reece

[5] This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. Compensation actually paid does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year.

Year	Average Reported Summary Compensation Table Total for NEOs ($)	Average Reported Value of Equity Awards ($)[a]	Average Equity Award Adjustments ($)[b]	Average Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)[c]	Average Compensation Actually Paid to NEOs ($)
2023	2,567,942	(1,321,320)	827,418	(129,789)	196,447	2,140,698
2022	2,071,282	(1,100,104)	1,109,446	(59,414)	240,474	2,261,684
2021	2,161,603	(856,252)	3,321,196	(150,803)	384,331	4,860,075

[a] The average reported value of equity awards represents average of the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2023	782,272	(27,500)	—	72,646	—	—	827,418
2022	1,311,812	(244,037)	—	41,671	—	—	1,109,446
2021	2,605,621	728,029	—	(12,455)	—	—	3,321,196

(c)   The pension benefit adjustments for each applicable fiscal year consist of the average of the actuarially determined service cost for services rendered during the applicable year plus, to the extent applicable, the average of the prior service cost, calculated as the entire cost of benefits granted in a plan amendment or initiation during the applicable year attributable to services rendered during prior periods. For 2023 and 2022, the pension benefit adjustments consist only of service cost for services rendered during the applicable year. For 2021, the pension benefit adjustments consist of $170,096 of average service cost for services rendered during 2021 and $214,235 of average prior service cost.

(6)   Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(7)   The peer group used is the Dow Jones U.S. Electrical Components & Equipment Index, as used in the company's performance graph in our annual report. Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(8)   The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

(9)   In the Company's assessment ROIC is the financial performance measure that is the most important financial performance measure used by the company in fiscal 2023 to link compensation actually paid to performance. Adjusted ROIC is a non-GAAP financial measure. See *Appendix B* for a reconciliation of adjusted ROIC to the most directly comparable financial measure calculated in accordance with GAAP.

Tabular List of Performance Measures

The list below includes the financial performance measures that in our assessment represent the most important (by order listed) financial performance measures used to link compensation actually paid to our NEOs, for fiscal 2023, to Company performance.

Tabular List of Performance Measures
ROIC
Net Sales
Adjusted Operating Profit
Free Cash Flow
rTSR

Description of Relationships Between Compensation Actually Paid and Performance

The following graphs provide a visual representation of the relationship between the compensation actually paid ("CAP") of our PEO and the average CAP of our non-PEO NEOs as it relates to each financial measure noted in the pay versus performance table above. The relationship between the Company (AYI) TSR and our peer group TSR is reflected in the first graph titled "AYI & Peer TSR vs. Compensation Actually Paid." Performance measure mix, timing of grants and outstanding vesting, share price volatility, and other factors impact CAP. Notably, PEO CAP for fiscal 2021 reflects the impact of two separate, one-time awards, both of which only become exercisable after the Company's common stock reaches and maintains a stock price target of either $225 or $275 for ten consecutive trading days.

AYI & Peer TSR vs. Compensation Actually Paid



AYI Net Income vs. Compensation Actually Paid



AYI Adjusted ROIC vs. Compensation Actually Paid



Stock Ownership

Equity Compensation Plans

The following table provides information as of August 31, 2023 about equity awards under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by the security holders[1]	1,504,772 [2]	$131.81 [3]	1,940,503 [4]
Equity compensation plans not approved by the security holders	NA	NA	NA
Total	1,504,772		1,940,503

[1] Includes the Omnibus Incentive Plan that was approved by our stockholders on January 5, 2022, the Employee Stock Purchase Plan, amended and restated effective March 1, 2006, that was approved by our sole stockholder in November 2001, the 2006 Nonemployee Directors' Deferred Compensation Plan (the "2006 NEDC") that was approved by our sole stockholder in November 2001, and the 2011 Nonemployee Director's Deferred Compensation Plan (the "2011 NEDC") that was approved by our stockholders in January 2012.

[2] Includes 1,022,728 stock options, 311,190 RSUs, 121,338 PSUs (at target), and 49,516 deferred stock units.

[3] Represents the weighted-average exercise price of outstanding stock options noted in footnote 2.

[4] Represents the number of shares available for future issuance under stockholder approved equity compensation plans, including, 949,624 shares available for grant without further stockholder approval under the Omnibus Incentive Plan and 990,879 shares available for issuance under the Employee Stock Purchase Plan. No further awards may be granted under the 2006 NEDC or the 2011 NEDC. The shares previously available for issuance under the 2011 NEDC were transferred to the Omnibus Incentive Plan upon stockholder approval of that plan on January 5, 2022, as noted above.

Beneficial Ownership of the Company's Securities

The following table shows information as of November 27, 2023 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of the Company's common stock by (i) each director and nominee for director, (ii) each NEO identified in this Proxy Statement, (iii) all current directors and executive officers as a group, and (iv) each person known to the Company to beneficially own more than five percent of the outstanding shares of the Company's common stock based solely on a review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. None of our executive officers or non-employee directors hold any of our stock subject to pledge. Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1][2][3]	Percent of Common Stock Outstanding[4]	Stock Units Held in Company Plans[5]
Neil M. Ashe	404,615	1.3%	85,461
Marcia J. Avedon, Ph.D.	—	*	1,433
W. Patrick Battle	3,238	*	8,310
Michael J. Bender	—	*	1,188
G. Douglas Dillard, Jr.	10,796	*	6,640
Barry R. Goldman	14,511	*	10,464
James H. Hance, Jr.	16,857	*	182
Karen J. Holcom	22,235	*	24,413
Maya Leibman	1,057	*	3,315
Dianne S. Mills	8,261	*	15,780
Laura G. O'Shaughnessy	2,111	*	4,344
Mark J. Sachleben	112	*	3,010
Mary A. Winston	4,027	*	3,959
All directors and executive officers as a group (13 persons)	487,820	1.5%	168,499
FMR LLC[6]	4,170,373	13.5%	NA
The Vanguard Group[7]	3,261,788	10.6%	NA
BlackRock, Inc.[8]	2,973,189	9.6%	NA

* Represents less than 1% of our common stock.

[1] Subject to applicable community property laws, and except as otherwise indicated, shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account. Also, except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to all shares shown.

[2] Includes shares that may be acquired within 60 days of the Table Date upon the exercise of stock options, as follows: Mr. Ashe, 400,000 shares; Ms. Holcom, 6,511 shares; Mr. Goldman, 9,157; and all executive officers as a group, 415,668 shares.

[3] Includes time-vesting RSAs granted under our Omnibus Incentive Plan, portions of which vest in January 2023 and August 2024. The directors have sole voting power over their RSA shares. RSA shares are included for the following individuals: Mr. Hance, 888 shares; Ms. Leibman, 888 shares; and Mr. Sachleben, 37 shares; and all current directors and executive officers as a group, 1,813 shares.

[4] Based on 30,875,113 shares of the Company's common stock issued and outstanding as of the Table Date; does not include the stock units reported in the column titled "Stock Units Held in Company Plans."

[5] Includes stock units held by non-employee directors in the 2006 NEDC and 2011 NEDC, DSUs held in the Omnibus Incentive Plan as shown for each director, and RSUs and PSUs (at target) as shown for the NEOs. The Company's Stock Ownership Guidelines track stock units, DSUs, RSUs, PSUs (for which performance objectives have been satisfied), and vested stock options that are in-the-money for purposes of compliance with such guidelines.

[6] This information is based on a Schedule 13G/A filed with the SEC by (a) FMR LLC and (b) Abigail P. Johnson, director, chairman and CEO of FMR LLC, each with principal business office at 245 Summer Street, Boston, Massachusetts 02210 on February 9, 2023, containing information as of December 30, 2022, in which the reporting persons report sole voting power with respect to 3,942,265 shares and sole dispositive power with respect to 4,170,373 shares.

[7] This information is based on a Schedule 13G/A filed with the SEC by The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355, on February 9, 2023, containing information as of December 30, 2022, in which the reporting person reports shared voting power with respect to 11,602 shares, sole dispositive power with respect to 3,218,131 shares, and shared dispositive power with respect to 43,657 shares.

[8] This information is based on a Schedule 13G/A filed with the SEC by BlackRock, Inc., 55 East 52nd Street, New York, New York 10022, on January 24, 2023, containing information as of December 31, 2022, in which the reporting person reports sole voting power with respect to 2,829,282 shares and sole dispositive power with respect to 2,973,189 shares.

Certain Relationships and Related Party Transactions

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, our executive officers are elected annually and serve at the pleasure of the Board.

We have transactions in the ordinary course of business with unaffiliated corporations and institutions, or their subsidiaries, for which certain of our non-employee directors serve as directors. None of our directors serve as executive officers of those companies. Management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

With respect to those companies having common non-employee directors with us, management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

Under our Code of Ethics and Business Conduct, all transactions involving a conflict of interest, including related party transactions, are generally prohibited. The Code of Ethics and Business Conduct requires directors and associates to disclose in writing any beneficial interest they may have in any firm seeking to do business with us or any relationship with any person who might benefit from such a transaction. In certain limited circumstances, our Governance Committee may grant a written waiver for certain activities, relationships, or situations that would otherwise violate the Code of Ethics and Business Conduct, after the director or associate has disclosed in writing to the Governance Committee all relevant facts and information concerning the matter.

Under our Corporate Governance Guidelines and Governance Committee Charter, the Governance Committee annually reviews the qualifications of directors, including any other public company boards on which each director serves. Directors must advise the Board Chair prior to accepting membership on any other public company board. In addition, our Related Person Transaction Policy requires the advance review and approval by the Audit Committee of any proposed related party transaction and sets forth procedures and outlines factors to be considered in such instance.

Management also follows additional written procedures to identify related party transactions. These procedures are carried out annually at the direction of the Governance Committee in connection with evaluating directors and director nominees.

Additional quarterly procedures are also completed to affirm no changes to annual representations. As part of these quarterly procedures, we request that each director and executive officer verify and update the following information:

- a list of immediate family members;
- a list of entities where the director or executive officer is an associate, director, or executive officer;
- each entity where an immediate family member of a director or executive officer is an executive officer;
- each entity in which the director or executive officer or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and
- each charitable or non-profit organization where the director or executive officer or an immediate family member is an associate, executive officer, director, or trustee.

We compile a list of all such persons and entities. The list is reviewed and updated and then distributed within the Company to identify potential transactions through comparison to ongoing transactions along with payment and receipt information. Transactions are compiled for each person and entity and then reviewed for relevancy. Any relevant information identified is presented to the appropriate governing body for review and/or action.

Questions Relating to this Proxy Statement

Information about our Virtual Annual Meeting

Our Annual Meeting will be held in a virtual format only via the Internet. There will be no physical meeting location for stockholders to attend. We believe a virtual meeting allows broader access by our stockholders and other interested parties and have taken steps to ensure that stockholders will have the same rights and opportunities to participate as they would have had at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically, and submit questions before and during the virtual Annual Meeting. The recording of the virtual Annual Meeting, including the question and answer session, will be available at *www.virtualshareholdermeeting.com/AYI2024* for twelve months after the date of this Annual Meeting.

How do I attend the virtual Annual Meeting?

To participate in the virtual Annual Meeting, visit *www.virtualshareholdermeeting.com/AYI2024* on January 24, 2024 and enter your 16-digit control number included on your proxy card, your Notice of Internet Availability, or the instructions included with your proxy materials. The meeting will begin promptly at 1:00 p.m. ET on January 24, 2024. Online access will begin fifteen (15) minutes prior to the start of the meeting. If you are unable to locate your 16-digit control number, you will be able to login as a guest. However, if you login as a guest, you will not be able to vote your shares or ask questions during the meeting.

The virtual meeting platform is supported across most Internet browsers and devices (desktop computers, laptop computers, tablets, and smart phones) running updated versions of applicable software and plugins. Stockholders should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Stockholders should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Can I ask a question at the virtual Annual Meeting?

Yes, you will be able to submit questions electronically during the Annual Meeting by using the "Ask a Question" field during the webcast if you have logged in using your control number on your proxy card or Notice of Internet Availability. After entering your 16-digit control number, you may also submit a question prior to the meeting on the voting website at *www.proxyvote.com* by selecting the "Question for Management" field.

During the live question and answer session of the meeting, members of our executive leadership team will answer questions as they come in, as time permits. To ensure the meeting is conducted in a manner that is fair to all stockholders, the Chair of the meeting (or such other person designated by our Board), may exercise broad discretion in recognizing stockholders who wish to participate, the order in which questions are asked, and the amount of time devoted to any one question. However, we reserve the right to edit or reject questions we deem profane or otherwise inappropriate. During the meeting, details for submitting written questions will be available at *www.virtualshareholdermeeting.com/AYI2024.*

What do I do if I have technical difficulties during the virtual Annual Meeting?

If you have any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting login page.

Other Questions

What is a proxy?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for this Annual Meeting. These officers are Neil M. Ashe and Karen J. Holcom.

What is a proxy statement?

It is a document that SEC regulations require us to provide to you when we ask you to vote over the Internet, by telephone, or (if you received a proxy card by mail) by signing and returning a proxy card designating Neil M. Ashe and Karen J. Holcom as proxies to vote on your behalf.

Who is soliciting proxies in connection with this Proxy Statement?

The Board is furnishing this information in connection with the solicitation of proxies for the Annual Meeting of stockholders to be held on January 24, 2024.

Who is entitled to vote at the meeting?

Only owners of shares of common stock of the Company at the close of business on November 27, 2023, the record date, are entitled to vote at the meeting, or at any adjournments or postponements of the meeting. Each owner on the record date is entitled to one vote for each share of common stock held. There were 30,875,113 shares of common stock issued and outstanding on the record date.

What is the record date and what does it mean?

November 27, 2023 is the record date for this Annual Meeting. The record date is established by the Board as required by Delaware law. Owners of record of our common stock at the close of business on the record date are entitled to receive notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

Pursuant to rules adopted by the SEC, we are permitted to furnish our proxy materials over the Internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. Unless requested, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you how to access and review the Proxy Statement and Annual Report over the Internet at *www.proxyvote.com*. The Notice of Internet Availability of Proxy Materials also instructs you how you may submit your proxy over the Internet, or how you can request a full set of proxy materials, including a proxy card to return by mail. If you received a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials provided in the Notice of Internet Availability of Proxy Materials.

What is the difference between a stockholder of record and a stockholder who holds stock in street name?

If your shares are registered in your name with our transfer agent, Computershare, you are a stockholder of record. If your shares are held in the name of your broker, bank, trustee, or other nominee, your shares are held in street name. If you hold your shares in street name, you will have the opportunity to instruct your broker, bank, trustee, or other nominee as to how to vote your shares. Street name stockholders may only vote in person if they have a legal proxy as discussed in detail below.

How do I vote as a stockholder of record?

As a stockholder of record, you may vote by one of the four methods described below:

By the Internet. You may give your voting instructions by the Internet as described in the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The Internet voting procedure is designed to verify the voting authority of stockholders. You will be able to vote your shares by the Internet and confirm that your vote has been properly recorded. Please see the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive for specific instructions.

By Telephone. You may give your voting instructions by calling 1-800-690-6903. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The telephone voting procedure is designed to verify the voting authority of stockholders. The procedure allows you to vote your shares and to confirm that your vote has been properly recorded. Please see your proxy card (if you received a proxy card) for specific instructions.

By Mail. You may sign and date your proxy card (if you received a proxy card) and mail it in the prepaid and addressed envelope enclosed therewith.

During the Meeting. You may vote electronically during the Annual Meeting.

How do I vote as a street name stockholder?

If your shares are held through a broker, bank, trustee, or other nominee, you will receive a request for voting instructions with respect to your shares of our common stock from the broker, bank, trustee, or other nominee. You should respond to the request for voting instructions in the manner specified by the broker, bank, trustee, or other nominee. If you have questions about voting your shares, you should contact your broker, bank, trustee, or other nominee.

If you hold your shares through a broker, bank, trustee, or other nominee and you wish to vote electronically during the meeting, you will need to obtain a legal proxy. You must request a legal proxy through your broker, bank, trustee, or other nominee. Please note that if you request a legal proxy, any proxy with respect to your shares of our common stock previously executed by your broker, bank, trustee, or other nominee will be revoked and your vote will not be counted unless you participate in the meeting and vote electronically or legally appoint another proxy to vote on your behalf.

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- voting again by the Internet or by telephone prior to 11:59 p.m. ET on January 23, 2024;
- giving written notice to our Corporate Secretary that you wish to revoke your proxy and change your vote; or
- voting electronically during the Annual Meeting after entering your 16-digit control number.

What is a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person (virtually) or represented by proxy, is necessary to constitute a quorum. The election inspector appointed for the meeting will tabulate votes cast by proxy and in person (virtually) at the meeting and determine the presence of a quorum.

Will my shares be voted if I do not vote by the Internet, vote by telephone, sign and return a proxy card, or vote electronically during the Annual Meeting?

If you are a stockholder of record and you do not vote by the Internet, vote by telephone, sign and return a proxy card, or participate in the Annual Meeting and vote electronically, your shares will not be voted and will not count in deciding the matters presented for stockholder consideration in this Proxy Statement.

If your shares are held in street name through a bank or broker and you do not provide voting instructions before the Annual Meeting, your bank or broker may vote your shares on your behalf under certain circumstances. Brokerage firms have the authority under certain rules to vote shares for which their customers do not provide voting instructions on "routine" matters.

The ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter under these rules. Therefore, brokerage firms are allowed to vote their customers' shares on this matter if the customers do not provide voting instructions. If your brokerage firm votes your shares on this matter because you do not provide voting instructions, your shares will be counted for purposes of establishing a quorum to conduct business at the meeting and in determining the number of shares voted for or against each routine matter.

When a matter is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that matter, the brokerage firm cannot vote the shares on that matter. This is called a "broker non-vote." Only the ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter. The other matters are not considered routine matters.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This action ensures your shares will be voted at the meeting in accordance with your wishes.

What vote is required for each proposal and how are abstentions and broker non-votes counted?

The shares of a stockholder whose proxy on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Meeting for the purpose of establishing the presence of a quorum. As described above, broker non-votes will be counted for purposes of establishing a quorum.

The following table summarizes the voting requirement for each of the proposals under our By-Laws and the effect of abstentions and broker non-votes on each proposal:

Proposal Number	Item	Votes Required for Approval	Abstentions	Broker Non-Votes	Board Voting Recommendation
1	Election of ten directors	Affirmative vote of a majority of votes cast[1]	Not counted	Not counted	FOR each director nominee
2	Approval of the proposed amendment to the Certificate of Incorporation to incorporate new Delaware law provisions regarding officer exculpation	Affirmative vote of a majority of the voting power of all outstanding shares of stock entitled to vote thereon	Against	Against	FOR
3	Ratification of the appointment of our independent registered public accounting firm for fiscal 2024	Majority of votes cast affirmatively or negatively	Not counted	Discretionary vote	FOR
4	Advisory vote to approve named executive officer compensation	Majority of votes cast affirmatively or negatively	Not counted	Not counted	FOR
5	Advisory vote on the frequency of future advisory votes on named executive officer compensation	Majority of votes cast affirmatively or negatively	Not counted	Not counted	FOR 1 year

[1] According to our By-Laws, the "affirmative vote of a majority of votes cast" means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director.

Proxies that are properly executed and delivered, and not revoked, will be voted as specified on the proxy card. If you properly execute and deliver a proxy card or vote your shares via the Internet, but do not provide voting instructions, your shares will be voted as listed in the "Board Voting Recommendation" column in the table above.

How are proxies solicited and what is the cost?

We will bear all expenses incurred in connection with the solicitation of proxies. We have also engaged Innisfree M&A Incorporated to assist us in connection with the solicitation of proxies for this Annual Meeting for a fee of approximately $20,000 plus reasonable expenses. Our directors, officers, and associates may solicit proxies by mail, telephone, and personal contact. They will not receive any additional compensation for these activities. We will reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of common stock.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 24, 2024. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*

Other Matters

We know of no other business to be transacted, but if any other matters do come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, will vote or act with respect to them in accordance with their best judgment.

Next Annual Meeting – Stockholder Proposals and Director Nominations

Proposals to Be Included in Next Year's Proxy Statement

If you wish to have a proposal considered for inclusion in our proxy solicitation materials for our next annual meeting of stockholders (expected to be held in January 2025) pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must comply with the SEC's proxy rules, be stated in writing, and be submitted on or before August 16, 2024 (120 days prior to the first anniversary of the mailing of this Proxy Statement). All such proposals should be sent by certified mail, return receipt requested.

Other Stockholder Proposals and Nominations

Article I, Section 1 of our By-Laws establishes an advance notice procedure for stockholder proposals to be brought before any annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting. Subject to any other applicable requirements, including, without limitation, Rule 14a-8, nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting, and who has complied with our notice procedures and, if applicable, the universal proxy rules of the SEC, including Rule 14a-19 under the Exchange Act.

Assuming that our next annual meeting of stockholders is held within 30 days before or after the anniversary of this Annual Meeting, a stockholder's notice of intention to introduce a nomination or to propose an item of business at our 2025 annual meeting must be delivered to our Corporate Secretary at our principal executive offices not less than 90 or more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders, or between September 26, 2024 and October 26, 2024.

Proxy Access Director Nominations

Article I, Section 9 of our By-Laws establishes procedures for nominations by eligible stockholders of candidates for election as directors at an annual meeting and to have those nominees included in our proxy materials. Assuming that our 2025 annual meeting is held within 30 days before or after the anniversary of this 2024 Annual Meeting, a stockholder's notice of a proxy access nomination must be delivered to our Corporate Secretary at our principal executive offices not less than 120 days or more than 150 days prior to the anniversary of the date on which we first mailed the proxy materials for this 2024 Annual Meeting, or between July 17, 2024 and August 16, 2024. All nominating stockholders and stockholder nominees must comply with the provisions of our By-Laws.

Householding

We have adopted a procedure approved by the SEC called "householding" under which multiple stockholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials, including our Annual Report on Form 10-K, or one Notice of Internet Availability of Proxy Materials unless we receive contrary instructions from one or more of the stockholders. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, (404) 853-1400, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials by notifying us in writing or by telephone at the same address or telephone number.

General Information

All notices for stockholder proposals and nominations made pursuant to our By-Laws must comply with the applicable provisions of our By-Laws. The preceding are summaries of the applicable provisions of our By-Laws and are qualified in its entirety by reference to those By-Laws, which are available on our website at **www.acuitybrands.com** under *For Investors* then *Governance—Committee Charters & Governance Documents*.

Notices must be in writing and sent to us at our principal executive offices at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, Attention: Corporate Secretary.

Forward-Looking Information

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, among other things, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as "expect," "believe," "intend," "anticipate," "estimate," "forecast," "indicate," "project," "predict," "plan," "may," "will," "could," "should," "would," "potential," and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations, and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, many of which are outside of our control. These risks and uncertainties could cause actual events or results to differ materially from our historical experience and management's present expectations or projections. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 10-K (including, but not limited to, Part I, Item 1a. Risk Factors), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, the EarthLIGHT report, or any other information on the Company's website that we may refer to herein, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Appendix A: Reported Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non-U.S. GAAP Financial Measures and Methodology for Calculating Non-U.S. GAAP Financial Measures

(In millions, except per share data)	Year Ended August 31,		
	2023	2022	2021
Net Sales	$3,952.2	$4,006.1	$3,461.0
Operating profit (GAAP)	$ 473.4	$ 509.7	$ 427.6
Percent of net sales	12.0%	12.7%	12.4%
Add-back: Amortization of acquired intangible assets	42.1	41.0	40.7
Add-back: Share-based payment expense	42.0	37.4	32.5
Add-back: Supplier recovery charge	13.0	—	—
Add-back: Acquisition-related items[2]	—	—	2.2
Add-back: Special charges[1]	26.9	—	3.3
Adjusted operating profit (non-GAAP)	$ 597.4	$ 588.1	$ 506.3
Percent of net sales	15.1%	14.7%	14.6%
Net income (GAAP)	$ 346.0	$ 384.0	$ 306.3
Add-back: Amortization of acquired intangible assets	42.1	41.0	40.7
Add-back: Share-based payment expense	42.0	37.4	32.5
Add-back: Supplier recovery charge	13.0	—	—
Add-back: Loss on sale of a business	11.2	—	—
Add-back: Special charges[1]	26.9	—	3.3
Add-back: Acquisition-related items[2]	—	—	2.2
Add-back: Impairments of investments	2.5	—	6.0
Total pre-tax adjustments to net income	137.7	78.4	84.7
Income tax effect	(31.7)	(18.0)	(19.3)
Adjusted net income (non-GAAP)	$ 452.0	$ 444.4	$ 371.7
Diluted earnings per share (GAAP)	$ 10.76	$ 11.08	$ 8.38
Adjusted diluted earnings per share (non-GAAP)[3]	$ 14.05	$ 12.83	$ 10.17

[1] Special charges in 2023 include $14.0 million in trade name impairment charges and $12.9 million in severance costs and other charges associated with the disposal of a business and our ongoing transformation efforts. Special charges in 2021 include severance and relocation costs.

[2] Acquisition-related items include professional fees.

[3] Adjusted diluted earnings per share is equal to adjusted net income divided by Diluted weighted average number of shares outstanding on the Condensed Consolidated Statements of Comprehensive Income.

(In millions)	Year Ended August 31,		
	2023	2022	2021
Net cash provided by operating activities (GAAP)	$ 578.1	$316.3	$408.7
Less: Purchases of property, plant, and equipment	$ 66.7	$ 56.5	$ 43.8
Free cash flow (non-GAAP)	$511.4	$259.8	$364.9

Appendix B: Compensation Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non–U.S. GAAP Financial Measures and Methodology for Calculating Non–U.S. GAAP Financial Measures

We use various non-GAAP financial measures to evaluate the performance of our management team, including the NEOs. For the assessment of the performance of management, the Board believes certain non-GAAP measures better reflect the operational performance of the business. The Board also believes that in order to drive the desired management performance, the calculation of Adjusted operating profit (non-GAAP) as a management performance metric should not include certain adjustments that are included in our reported results, as further described in footnote 2 below.

The following are reconciliations of GAAP measures to non-GAAP measures. Additionally, we have provided definitions and calculations for certain financial measures that do not have an equivalent GAAP financial measure.

Reconciliation of U.S. GAAP Financial Measures to Non–U.S. GAAP Financial Measures

Fiscal years ($ millions)	2023	2022	2021
Net Sales	$3,952.2	$4,006.1	$3,461.0
Operating profit (GAAP)	$ 473.4	$ 509.7	$ 427.6
Add-back: Employee severance and relocation costs[1]	12.9	—	3.3
Adjusted operating profit (non-GAAP)[2]	**$ 486.3**	**$ 509.7**	**$ 430.9**
Operating profit margin (GAAP)	**12.0%**	**12.7%**	**12.4%**
Adjusted operating profit margin (non-GAAP)	**12.3%**	**12.7%**	**12.5%**

[1] Employee severance and relocation costs relate primarily to efforts to streamline the organization.

[2] Adjusted operating profit used for calculation of performance measures differs from the same measures used in our reported results, as our performance measures do not add back amortization of acquired intangible assets, share-based payment expense, impairment charges and acquisition-related items.

Fiscal years ($ millions)	2023	2022	2021
Net cash provided by operating activities (GAAP)	$ 578.1	$ 316.3	$ 408.7
Less: Purchase of property, plant, and equipment	(66.7)	(56.5)	(43.8)
Free cash flow (non-GAAP)	**$ 511.4**	**$ 259.8**	**$ 364.9**

Adjusted Return on Invested Capital (adjusted ROIC) equals Adjusted net operating profit after taxes (NOPAT) divided by Average capital. Average capital equals Total debt plus Total stockholders' equity less excess cash (>$100 million) (average of five quarters).

Weighted Average Cost of Capital (WACC) is calculated utilizing the methodology of the Capital Asset Pricing Model (average of five quarters).

Fiscal Years ($ millions)		2023	2022	2021
Income before income taxes (GAAP)		$ 446.7	$ 493.9	$ 396.2
Add back: Interest, net		18.9	24.9	23.2
Add-back: Acquisition or divestiture-related items[1]		11.2	—	2.2
Add-back: Employee severance and other costs[2]		12.9	—	3.3
Less: Impairments of investments		—	—	6.0
Adjusted net operating profit before taxes		489.7	518.8	430.9
Less: Taxes		(109.7)	(115.5)	(97.9)
Adjusted net operating profit after taxes (non-GAAP)	(a)	$ 380.0	$ 403.3	$ 333.0
Average stockholders' equity[3]		$ 1,949.6	$ 2,010.4	$ 2,016.1
Plus: Debt[3]		498.9	522.7	478.3
Less: Excess cash[4]		(220.7)	(302.5)	(430.2)
Average capital (non-GAAP)	(b)	$ 2,227.8	$ 2,230.6	$ 2,064.2
Adjusted ROIC (non-GAAP)	(a)/(b)	17.1%	18.1%	16.1%
WACC (non-GAAP)	(c)	10.5%	9.6%	9.4%
Performance metric percentage points (non-GAAP)	(a)/(b)-(c)	6.6	8.5	6.7

[1] Acquisition or divestiture-related items include a loss on the disposal of a business in fiscal 2023 and professional fees in fiscal 2021.

[2] Charges in fiscal 2023 relate to employee severance costs and impairments of operating lease right of use assets associated with streamlining activities. Charges in fiscal 2021 relate to employee severance and relocation costs associated with streamlining activities.

[3] For each respective fiscal year end, the amounts represent the rolling five-quarter average of our reported stockholders' equity (GAAP) and our reported Debt (GAAP).

[4] For each respective fiscal year end, the amounts represent cash balances in excess of $100 million for the rolling five-quarter average.

Appendix C

CERTIFICATE OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ACUITY BRANDS, INC.

Acuity Brands, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

1. This Certificate of Amendment (the "Certificate of Amendment") amends the provisions of the Corporation's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 26, 2007, as amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on September 26, 2007, a Certificate of Amendment filed with the Secretary of State of the State of Delaware on January 6, 2017, and a Certificate of Amendment filed with the Secretary of State of the State of Delaware on January 7, 2021 (as so amended, the "Certificate of Incorporation").

2. This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

3. Article X of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

To the fullest extent permitted by the Delaware General Corporation Law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, in the case of directors only, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any action by or in the right of the Corporation, in the case of officers only. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this ___ day of January, 2024.

ACUITY BRANDS, INC.

By: _____

Name: Barry R. Goldman
Title: Senior Vice President and General Counsel



ACUITY BRANDS, INC.
1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309



Form 10-K

Fiscal Year Ended August 31, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2023.

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

ACUITY BRANDS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-16583**	**58-2632672**
(State or other jurisdiction of incorporation or organization)	*(Commission File Number)*	*(I.R.S. Employer Identification Number)*

1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309
(Address of principal executive offices)

(404) 853-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol**	**Name of each exchange on which registered**
Common stock, $0.01 par value per share	AYI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐	Non-accelerated Filer	☐
Smaller Reporting Company	☐	Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

Based on the closing price of the Registrant's common stock of $193.96 as quoted on the New York Stock Exchange on February 28, 2023, the aggregate market value of the voting stock held by non-affiliates of the registrant was $4.1 billion.

The number of shares outstanding of the registrant's common stock, $0.01 par value, was 30,947,789 shares as of October 20, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Location in Form 10-K	**Incorporated Document**
Part II, Item 5; Part III, Items 10, 11, 12, 13, and 14	Proxy Statement for 2023 Annual Meeting of Stockholders

ACUITY BRANDS, INC.

Table of Contents

PART I

Item 1.   *Business.*

Overview

Acuity Brands, Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) is a market-leading industrial technology company. We use technology to solve problems in spaces and light. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications.

ABL Segment

Our ABL strategy is to increase product vitality, improve service levels, use technology to improve and differentiate both our products and our services, and drive productivity. ABL's portfolio of lighting solutions includes commercial, architectural, and specialty lighting in addition to lighting controls and components that can be combined to create integrated lighting controls systems. We offer devices such as luminaires that predominantly utilize light emitting diode ("LED") technology designed to optimize energy efficiency and comfort for various indoor and outdoor applications. ABL's portfolio of products includes but is not limited to the following brands: A-Light™, Aculux™, American Electric Lighting®, Cyclone™, Dark to Light®, eldoLED®, Eureka®, Gotham®, Healthcare Lighting®, Holophane®, Hydrel®, Indy™, IOTA®, Juno®, Lithonia Lighting®, Luminaire LED™, Luminis®, Mark Architectural Lighting™, nLight®, OPTOTRONIC®, Peerless®, RELOC® Wiring Solutions, and Sensor Switch™.

Principal customers of ABL include electrical distributors, retail home improvement centers, electric utilities, national accounts, original equipment manufacturer ("OEM") customers, digital retailers, lighting showrooms, and energy service companies. Our customers are located in North America and select international markets that serve new construction, renovation and retrofit, and maintenance and repair applications. ABL's lighting and lighting controls solutions are sold primarily through a network of independent sales agencies that cover specific geographic areas and market channels, by internal sales representatives, through consumer retail channels, directly to large corporate accounts, and directly to OEM customers. Products are delivered directly from our manufacturing facilities or through a network of distribution centers, regional warehouses, and commercial warehouses using both common carriers and an internally-managed truck fleet.

We market our product portfolio and service capabilities to customers and/or end users in multiple channels through a broad spectrum of marketing and promotional methods, including direct customer contact, trade shows, on-site training, print and digital advertising in industry publications, product brochures, and other literature, as well as through digital marketing and social media. We operate training and education facilities in several locations throughout North America and Europe designed to enhance the lighting knowledge of customers and industry professionals.

ISG Segment

Our ISG strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. ISG offers building management solutions and building management software. Our building management solutions include products for controlling heating, ventilation, air conditioning ("HVAC"); lighting; shades; refrigeration; and building access that deliver end-to-end optimization of those building systems. Our intelligent building software enhances the occupant experience, improves building system management, and automates labor intensive tasks while delivering operational energy efficiency and cost reductions. Through a connected and converged building system architecture, our software delivers different applications, allows clients to upgrade over time with natural refresh cycles, and deploys new capabilities. Customers of ISG primarily include system integrators as well as retail stores, airports, and enterprise campuses throughout North America and select international locations. ISG products and solutions are marketed under multiple brand names, including but not limited to, Atrius®, Distech Controls®, and KE2 Therm Solutions®.

Manufacturing and Distribution

We operate eighteen manufacturing facilities, including six facilities in the United States, seven facilities in Mexico, two facilities in Europe, and three in Canada. We utilize a blend of internal and outsourced manufacturing processes and capabilities to fulfill a variety of customer needs. Our investment in our production facilities is focused primarily on improving capabilities, product quality, and manufacturing efficiency as well as environmental, health, and safety compliance. We also utilize contract manufacturing from U.S., Asian, and European sources for certain products. The following table shows the percentage of finished goods manufactured and purchased in fiscal 2023 by significant geographic region.

	Manufactured	Purchased	Total
United States	15 %	7 %	22 %
Mexico	57 %	— %	57 %
Asia	— %	15 %	15 %
Others	6 %	— %	6 %
Total	78 %	22 %	100 %

We operate seven manufacturing facilities in Mexico, some of which are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to import raw materials into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations, which have become stricter in recent years.

During fiscal 2023, net sales initiated outside of the U.S. represented approximately 14% of total net sales. See the *Supplemental Disaggregated Information* footnote of the *Notes to Consolidated Financial Statements* for additional information regarding the geographic distribution of net sales, operating profit, and long-lived assets.

Research and Development

Research and development ("R&D") is defined as the critical investigation aimed at discovery of new knowledge and the conversion of that knowledge into the design of a new product service or significant improvement to an existing product or service. We invest in product vitality, including enhancement of existing offerings, with a focus on improving the performance-to-cost ratio and energy efficiency. We also develop software applications and capabilities to enhance data analytics offerings for building performance, enterprise operations, and personal experiences. R&D expenses consist of compensation, payroll taxes, employee benefits, materials, supplies, and other administrative costs, but the amounts do not include all new product development costs. For fiscal 2023, 2022, and 2021, R&D expenses totaled $97.1 million, $95.1 million, and $88.3 million, respectively.

Industry Overview

Our addressable market includes non-portable luminaires as defined by the National Electrical Manufacturers Association; poles for outdoor lighting; emergency lighting fixtures and lighting equipment; lighting controls; HVAC controls; refrigeration; and building technology controls, software, and systems.

We operate in highly competitive industries that are affected by a number of general business and economic factors, such as, but not limited to, gross domestic product growth, employment levels, credit availability, interest rates and inflation, building costs, freight, construction-related labor availability, building occupancy rates, imports and trade, energy costs, freight costs, tariffs, commodity costs, and commodity availability. Our market is based on non-residential and residential construction, both new as well as renovation and retrofit activity, which may be impacted by these general economic factors. Precise segmentation of the market by new construction and renovation activity is not available, though internal estimates based on third-party data estimate the size of the markets to be about the same. Non-residential construction spending on commercial, institutional, industrial, and infrastructure projects has a material impact on the demand for our lighting and building solutions. Demand for our residential lighting products is highly dependent on economic drivers, such as consumer spending and discretionary income, along with housing construction and home improvement spending.

Our market is influenced by evolving technologies. This evolution includes: the development of new or improved lighting technologies, including solid-state lighting, electronic drivers, embedded lighting controls, and more effective optical designs and lamps; federal, state, and local requirements for updated energy codes; design strategies and technologies addressing sustainability and facilitating intelligent buildings; and incentives by federal, state, and local municipal authorities, as well as utility companies, for using more energy-efficient lighting and building technology solutions. We are a leading provider of integrated lighting and building technology solutions based on these technologies and utilize internally developed, licensed, or acquired intellectual property.

Competition

We experience competition based on numerous factors, including product vitality, service capabilities, price, brand name recognition, product quality, product and system design, energy efficiency, and customer relationships. The markets for lighting and building management solutions are competitive and continue to evolve through acquisition and consolidation activities. Existing and new entrants continue to develop capabilities and solutions that are both complementary as well as competitive to those of traditional industry participants. Additionally, the market for artificial intelligence and software solutions is active with a wide range of competitors, from existing large companies to startup organizations. Certain global and more diversified manufacturers may provide a broader product offering utilizing electrical, lighting, and building technology products and services as well as pricing benefits from the bundling of various offerings. In addition, there are competitors, including Asian importers, small startup companies, and global electronics, technology, and software companies, offering competing solutions, sometimes deploying different technologies.

Regulations

We are subject to various federal, state, and local laws and regulations that impose increasingly complex, stringent and costly compliance activities. These laws and regulations include but are not limited to, the Clean Air Act and the Toxic Substances Control Act; the Clean Water Act; the Safe Harbor data privacy program between the U.S. and European Union; the United States-Mexico-Canada-Free Trade Agreement ("USMCA"); regulations from the Occupational Safety and Health Administration agency; the European Union's General Data Protection Regulation; California's Consumer Privacy Act and Connected Device Privacy Act; the Civil Rights Act of 1964 and other federal and state labor and employment laws and regulations; the U.S. Foreign Corrupt Practices Act (the "FCPA"); and the U.K. Bribery Act.

On an ongoing basis, we allocate resources, including investments in capital and operating costs, to comply with laws and regulations. We do not currently believe that the costs of complying with government regulations have a material impact on our financial condition, results of operations, or cash flows. However, we may be affected by current or future standards, laws, or regulations, including those imposed in response to energy, substances in or components in or used in the manufacturing of our products, climate change, product functionality, geopolitics, corporate social responsibility, employee health and safety, privacy, or similar concerns. These standards, laws, and regulations may impact our costs of operation, the sourcing of raw materials, and the manufacture and distribution of our products and services. They may also place restrictions and other requirements or impediments on the products and solutions we can sell in certain geographical locations or may impact the willingness of certain investors to own our shares. See *Part I. Item 1a. Risk Factors* for additional information.

Raw Materials

Our production requires raw materials, including certain grades of steel and aluminum, electrical and electronic components, plastics, and other petroleum-based materials and components. We purchase most raw materials and other components on the open market and rely on third parties to provide certain finished goods. While these items are generally available from multiple sources, the cost of products sold may be affected by changes in the market price of materials, freight, tariffs, and duties on certain materials, particularly imports from Asia, as well as disruptions in availability of raw materials, components, and sourced finished goods.

We do not currently engage in significant commodity hedging transactions for raw materials, though we have and will continue to commit to purchase certain materials generally for a period of up to 12 months. We monitor and investigate alternative suppliers and materials based on numerous attributes including, but not limited to, quality, service, and price. We currently source raw materials and components from a number of suppliers, but our ongoing efforts to improve the cost effectiveness, quality, and availability of our products and services may result in a reduction in the number of our suppliers.

Intellectual Property

We own or have licenses to use various domestic and foreign patents, trademarks, and other intellectual property related to our products, processes, and businesses. These intellectual property rights are important factors for our businesses. We rely on copyright, patent, trade secret, and trademark laws as well as agreements, restrictive covenants, and internal processes and controls to protect these proprietary rights. Despite these protections, unauthorized parties may attempt to infringe on our intellectual property. As of August 31, 2023, we had approximately 1,600 total patent assets including issued United States and foreign patents as well as pending United States and foreign patent applications. While patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is individually material to us.

Seasonality and Cyclicality

Our business exhibits some seasonality, with net sales being affected by weather and seasonal demand on construction and installation programs, particularly during the winter months, as well as the annual budget cycles of major customers. Historically, with certain exceptions, we have experienced our highest sales in the last two quarters of each fiscal year due to these factors.

Our lighting and building technology solutions are sold to customers in both the new construction as well as renovation and retrofit markets for residential and non-residential applications. The construction market is cyclical in nature and subject to changes in general economic conditions and fiscal policies. Sales volume has a major impact on our profitability. Economic downturns and the potential decline in key construction markets may have a material adverse effect on our net sales, operating income, financial position, and cash flows.

Human Capital

We employed approximately 12,200 associates at August 31, 2023 of which approximately 3,600 were employed in the United States and approximately 7,700 were employed in Mexico. Our remaining associates were employed in other international locations including Europe, Canada, and the Asia/Pacific region. Union recognition and collective bargaining arrangements in place or in process cover approximately 1,300 and 6,500 associates in the United States and Mexico, respectively. Arrangements related to approximately 400 associates in the United States will expire within the next fiscal year. Arrangements for approximately 6,500 associates in Mexico will expire within the next fiscal year, primarily due to annual negotiations of union contracts. We believe that we have strong relationships with both our unionized and non-unionized associates.

Growth and Development

A key pillar to attract, develop, and retain top talent is our focus on the growth and development of our associates. In fiscal 2023, we remained focused on development through development plans for associates, training opportunities, and other activities. Our performance management and other processes are intended to align associate aspirations, interests, performance, and experiences with the talent needs that enable the business. Managers and associates conduct periodic check-in discussions to encourage continuous performance feedback and improvement. These discussions also act to hold leaders accountable for creating an associate development culture.

Investing in the development of our associates is part of our operating system and correlates to our preparedness to meet current and future strategic priorities of the business. In fiscal 2023, we continued a management effectiveness series focused on coaching to performance, which we offered through in-person events. We also provide a digital platform with learning content and resources to help associates expand their knowledge, skills, and abilities through self-directed learning initiatives. We provide self-learning resources to help associates expand their lighting, controls, and building management technical knowledge through Acuity Academy and other resources.

Compensation and Benefits

We review our compensation and benefit plans annually to ensure that we are providing competitive, contemporary, and inclusive programs so we can attract and retain the best people and support the health and well-being of our associates and their families. Based on this review, we offer a competitive total rewards package to our associates that includes base compensation, bonuses, profit-sharing plans, stock grants, health benefits, and/or retirement benefits commensurate with an employee's position, skill set, and experience.

Diversity, Equity, and Inclusion

We believe that diversity, equity, and inclusion are important factors in our ongoing success. Our goal is to ensure that all associates feel valued, respected, and accepted for their contributions regardless of their race, sex, religion, ethnicity, age, gender identity, disabilities, national origin, sexual orientation, or other unique characteristics. To promote diversity in the workplace, we sponsor a diversity, equity, and inclusion council that is responsible for setting our diversity strategy and initiatives, many resulting from associate feedback. Our diversity, equity, and inclusion council consists of members of management as well as key human resource process leaders and leaders from our various employee resource groups. We currently have five employee resource groups: Mind Matters; Minorities Amplifying Growth, Inclusion, and Community ("MAGIC"); People Respecting Identity, Diversity, and Equity ("PRIDE"); the Women's Network; and the Veterans Network. These groups are designed to embrace, celebrate, and recognize the power of diversity.

Health and Safety

We strive to ensure our associates have a safe and collaborative work environment. Our management practices promote Environmental, Health & Safety ("EHS") excellence. To achieve this standard, we have instituted an EHS Management System based on the goals and guidelines of the International Standards of Operation for Environmental Management, International Standards for Occupational Health & Safety Management, and our own guiding principles. These guidelines include identifying and controlling hazardous exposures for the prevention of injuries, preventing pollution, and complying with all relevant legal and other requirements. We review each facility's qualitative and quantitative results, with an emphasis on leading indicators that help avoid violations, accidents, and injuries. A variety of different metrics are averaged to determine a facility's performance, which is used to find continuous improvement opportunities.

Environmental Sustainability

We save energy and help reduce carbon emissions through our lighting, lighting controls, and building management solutions by replacing older technologies, and we drive innovation and performance across our business to minimize our impact on the environment. We also seek to use raw materials more efficiently and to operate our own facilities in a more intelligent, environmentally-friendly manner. We have extended the capabilities of our energy data management software to help enable users to track and report their full carbon footprint. We regularly communicate progress on our environmental commitments as part of our EarthLIGHT sustainability program.

Information Concerning Acuity Brands

Acuity Brands, Inc. was incorporated in 2001 under the laws of the State of Delaware. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and all amendments to these reports) and proxy statements, together with all reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 by our officers, directors, and beneficial owners of 10% or more of our common stock, available free of charge through the "SEC Filings" link under the "Financials" heading within the "For Investors" section on our website, located at *www.acuitybrands.com*, as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. Information included on our website is not incorporated by reference into this Annual Report on Form 10-K. Our reports are also available on the Securities and Exchange Commission's website at *www.sec.gov*.

Additionally, we have adopted a written Code of Ethics and Business Conduct that applies to all of our directors, officers, and employees, including our principal executive officer and senior financial officers. The Code of Ethics and Business Conduct as well as our Corporate Governance Guidelines are available free of charge through the "Committee Charters and Governance Documents" link under the "Governance" heading within the "For Investors" section on our website. Any amendments to, or waivers of, the Code of Ethics and Business Conduct for our principal executive officer and senior financial officers will be disclosed on our website promptly following the date of such amendment or waiver. Additionally, the charters for our Audit Committee, Compensation and Management Development Committee, and Governance Committee are available free of charge through the "Committee Charters and Governance Documents" link under the "Governance" heading within the "For Investors" section on our website. The Code of Ethics and Business Conduct, the Corporate Governance Guidelines, and the committee charters are available in print to any of our stockholders that request such document by contacting our Investor Relations department.

Item 1a.   *Risk Factors.*

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. A variety of risks and uncertainties could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. See *Cautionary Statement Regarding Forward-Looking Information* included in *Management's Discussion and Analysis of Financial Condition and Results of Operations*. These risks could adversely impact our financial position, results of operations, cash flows, and financial expectations and could cause the market price of our securities to decrease. Such risks include the following, without limitation.

Risks Related to Our Strategy

Our business and results have been and may be adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, or services.

We utilize a variety of raw materials and components in our production process including steel, aluminum, lamps, certain rare earth materials, microchips, light emitting diodes ("LED"), LED drivers, ballasts, wire, electronic components, power supplies, petroleum-based byproducts, natural gas, and copper. We also source certain finished goods externally. During early fiscal 2023, supply chain disruptions for certain components, including, notably, microchips and electronics, have resulted in higher prices for significant commodities, including oil and steel, as well as increased warehousing, freight, and container costs, which have negatively impacted our business. Although these disruptions have subsided from their peaks, future disruptions in the supply chain and shortages could affect our ability to procure components for our products on a timely basis, or at all, or could require us to commit to increased purchases and provide longer lead times to secure critical components by entering into longer term guaranteed supply agreements. Alternatively, supply chain disruptions and shortages could require us to rely on relatively high-cost spot market purchases for certain materials or products.

Future increases in our costs could negatively impact our profitability as there can be no assurance that future price increases will be successfully passed through to customers. Disruptions in the supply chain could also negatively impact us. We generally source our goods from a number of suppliers. However, there are a limited number of suppliers for certain components and certain purchased finished goods, which on a limited basis, results in sole-source supplier situations.

Our competitors supply certain of those items, and those competitors may, for various strategic reasons, choose to cease selling to us. In addition, our ongoing efforts to improve the effectiveness of our supply chain could result in a reduction in the number of our suppliers, and in turn, increased risk associated with reliance on a single or a limited number of suppliers. Furthermore, volatility in certain commodities, such as oil, impacts all suppliers and, therefore, may result in additional price increases from time to time regardless of the number and availability of suppliers. Profitability and volume could be negatively impacted by limitations inherent within the supply chain of certain of these component parts, including competitive, governmental, and legal limitations, natural disasters, and other events that could impact both supply and price. Additionally, we are dependent on certain service providers for key operational functions. While there are a number of suppliers of these services, the cost to change service providers and set up new processes could be significant.

In addition, the labor market for skilled manufacturing remains tight, and our labor costs have increased as a result, particularly in the U.S. and Mexico.

Our results may be adversely affected by market and competitive pricing.

Aggressive pricing actions by competitors may affect our ability to manage the price/cost relationship to achieve desired revenue growth and profitability levels. Potential decreased demand for our products resulting from factors including uncertainty in the global economy, the current inflationary environment, rising interest rates, and a potential global recession may influence competitor pricing. Additionally, dynamic pricing models may not cover our rising costs. Even if we were able to increase prices to cover our costs, competitive pricing pressures may not allow us to pass on any more than the cost increases. Alternatively, if costs were to decline, the marketplace may not allow us to hold prices at their current levels.

Innovations of new products and services may not yield desired returns.

Continual introductions of new products and solutions, services, and technologies, enhancement of existing products and services, and effective servicing of customers are key to our competitive strategy. The success of new product and solution introductions depends on a number of factors, including, but not limited to, timely and successful product development, product quality, market acceptance, our ability to manage the risks associated with product life cycles, such as additional inventory obsolescence risk as product life cycles begin to shorten, new products and production capabilities, effective management of purchase commitments and inventory levels to support anticipated product manufacturing and demand, availability of products in appropriate quantities and costs to meet anticipated demand, and risk that new products may have quality or other defects in the early stages of introduction. Accordingly, we cannot fully predict the ultimate effect of new product introductions on our business. Additionally, new products and solutions may not achieve the same profit margins as expected or as compared to our historic products and solutions. Furthermore, other market participants, such as well-established competitors, could develop alternative platforms for monetizing products, solutions, and services that result in a paradigm shift in our industry, particularly with respect to new and developing technologies.

We may not be able to identify, finance, and complete suitable acquisitions, alliances, or investments, and we may pursue future growth through acquisitions, alliances, or investments, which may not yield anticipated benefits.

We have strengthened our business through acquisitions, alliances, and investments and may continue to do so as opportunities arise in the future. Such investments have been and may be in startup or development-stage entities. We will benefit from such activity only to the extent that we can effectively identify suitable acquisition and alliance candidates and leverage and integrate the assets or capabilities of the acquired businesses and alliances, including, but not limited to, personnel, technology, and operating processes. It may be difficult for us to integrate acquired businesses efficiently into our business operations. Any acquisitions, alliances, or investments may not be successful or realize the intended benefits. Moreover, unanticipated events, negative revisions to valuation assumptions and estimates, diversion of resources and management's attention from other business concerns, and difficulties in attaining synergies, among other factors, could adversely affect our ability to recover initial and subsequent investments, particularly those related to acquired goodwill and intangible assets or non-controlling interests. In addition, such investment transactions may limit our ability to invest in other activities, which could be more profitable or advantageous.

We may experience difficulties in streamlining activities, which could impact shipments to customers, product quality, and the realization of expected savings from streamlining actions.

We expect to benefit from potential programs to streamline operations, including the consolidation of certain facilities and the reduction of overhead costs. Such benefits will only be realized to the extent that we can effectively leverage assets, personnel, and operating processes in the transition of production between manufacturing facilities. Uncertainty is inherent within the facility consolidation process, and unforeseen circumstances could offset the anticipated benefits, disrupt service to customers, and impact product quality.

General business, political, and economic conditions, including the strength of the construction and renovation market, political events, or other factors may affect demand for our products and services.

We compete based on numerous factors, including product vitality and service levels, as well as features and benefits, brand name recognition, product quality, product and system design, energy efficiency, customer relationships, service capabilities, and price. In addition, we operate in a highly competitive environment that is influenced by a number of general business and economic factors, such as economic vitality, employment levels, credit availability, interest rates, trends in vacancy rates and rent values, energy costs, and commodity costs. Sales of lighting, lighting controls, and building technology solutions depend significantly on the level of activity in new construction and renovation/retrofits. Declines in general economic activity, appropriations, and regulations, including tax and trade policy and other political uncertainties, may negatively impact new construction and renovation projects, which in turn may impact demand for our product and service offerings.

Decreased construction and renovation spending and consumer demand for our products and services, along with rising commodity costs may materially affect our future access to our sources of liquidity, particularly our cash flows from operations, financial condition, capitalization, and capital investments. Additionally, current uncertain economic conditions, including economic slowdowns, supply chain disruptions, and a potential global recession, could adversely affect our ability to access the capital and other financial markets, and may require us to consider alternative sources of funding for some of our operations and for working capital, which may increase our cost of, as well as adversely impact our access to, capital. These uncertain economic conditions may also result in the inability of our customers and other counter-parties to make payments to us, on a timely basis or at all.

Risks Related to Our Operations

Technological developments and increased competition could affect our operating profit margins and sales volume.

We compete in an industry and markets where technology and innovation play major roles in the competitive landscape. We are highly engaged in the investigation, development, and implementation of new technologies and services. Securing employee talent, key partnerships, and alliances, including having access to technologies, services, and solutions developed by others, as well as obtaining appropriate patents and the right to utilize patents of other parties all play a significant role in protecting our freedom to operate. Additionally, the continual development of new technologies by existing and new source suppliers — including non-traditional competitors with significant resources — looking for either direct market access or partnerships with competing large manufacturers, coupled with significant associated exclusivity and/or patent activity, could adversely affect our ability to sustain operating profit margins and desirable levels of sales volume.

In addition, there are new competitors, including small startup companies and global electronics, technology, and software companies, offering competing solutions, sometimes deploying different technologies. These competitors may vertically integrate and begin offering total solution packages that directly compete with our offerings. Certain global and more diversified electrical manufacturers as well as certain global technology and building solution providers may be able to obtain a competitive advantage, either through internal development or acquisitions, over us by offering broader and more integrated solutions utilizing electrical, lighting, controls, building automation solutions, and data analytics, and small startup companies may offer more localized product sales and support services within individual regions.

We may be unable to sustain significant customer and/or channel partner relationships.

Relationships with customers are directly impacted by our ability to deliver quality products and services. Although no individual customer exceeded 10% of net sales during fiscal 2023, the loss of or a substantial decrease in the volume of purchases by certain larger customers could harm our business in a meaningful manner. We have relationships with channel partners such as electrical distributors, home improvement retailers, independent sales agencies, system integrators, and value-added resellers. While we maintain positive, and in many cases long-term, relationships with these channel partners, the sudden or unplanned loss of a number of these channel partners or a substantial decrease in the volume of purchases from a major channel partner or a group of channel partners could adversely affect our business.

We could be adversely affected by external disruptions to our operations.

The breakdown of equipment or other events, including, but not limited to, labor disputes, strikes, workplace violence, public health crises, pandemics and epidemics (such as the recent COVID-19, or similar or related, pandemics or endemics), climate change, brown outs and other power outages, earthquakes, fires, explosions, terrorism, adverse weather conditions, water scarcity, cyber-attacks, civil disruptions, or catastrophic events such as war or natural disasters, leading to production interruptions in our or one or more of our suppliers' facilities could adversely affect us. Approximately 57% of our finished products are manufactured in Mexico, a country that periodically experiences heightened civil unrest or may experience trade disputes with the U.S., both of which could cause a disruption of the supply of products to or from these facilities. Further, because many of our customers are to varying degrees dependent on planned deliveries from our facilities, those customers that have to reschedule their own production or delay opening a facility due to our missed deliveries as a result of these disruptions could pursue financial claims against us. We may incur costs to correct any of these problems in addition to facing claims from customers. Further, our reputation among actual and potential customers may be harmed and result in a loss of business. Further, these types of events may negatively impact residential, commercial, and industrial spending, including construction and renovation spending as well as consumer spending on our products, in impacted regions or, depending on the severity, globally. As a result, any of such events could adversely impact us. While we have developed business continuity plans, including alternative capacity, to support responses to such events or disruptions and maintain insurance policies covering, among other things, physical damage and business interruptions, these policies may not cover all losses. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers, and substantial losses in operational capacity.

Current global conflicts, such as the those between Russia and Ukraine as well as within the Middle East, have created substantial uncertainty in the global economy, including sanctions and penalties imposed on certain countries from several governments. While we do not have operations in these locations and do not have significant direct exposure to customers and vendors in those countries, we are unable to predict the impact that these actions will have on the global economy or on our financial condition, results of operations, and cash flows as of the date of these financial statements.

Company operating systems, information systems, or devices have experienced, and may experience in the future, a failure, a compromise of security, or a violation of data privacy laws or regulations, which could adversely impact our operations as well as the effectiveness of internal controls over operations and financial reporting.

We are highly dependent on various software and automated systems to record and process operational and financial transactions. We have experienced, and could experience in the future, a failure of one or more of these software and automated systems or could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system.

We have also experienced compromises of our security, and could experience in the future, a compromise of our security due to many reasons, including technical system flaws, clerical, data input or record-keeping errors, or tampering or manipulation of our systems by employees or unauthorized third parties, including viruses, malware, or phishing. Information security risks also exist with respect to the use of portable electronic devices, such as laptops and smartphones, which are particularly vulnerable to loss and theft. We may also be subject to disruptions of any of these systems arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, cyber-attacks, including but not limited to hacking, malware, ransomware attacks, denial-of-service attacks, social engineering, exploitation of internet-connected devises, and other attacks, epidemics, computer viruses, and electrical/telecommunications outages). While prior compromises of our security have not had, in the aggregate, a material impact on the Company's operations and financial condition, the Company expects events of this nature to continue as cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. The Company monitors its data, information technology and personnel usage of Company systems to reduce these risks and continues to do so on an ongoing basis for any current or potential threats.

If any of our hardware, software, or automated systems are compromised, fail, or have other significant shortcomings, it could disrupt our business, require us to incur substantial additional expenses, or result in potential liability or reputational damage. There can be no assurance that our efforts to protect our data and information technology will prevent such compromises of security.

We also provide and maintain technology to enable lighting controls and building technology systems. In addition to the risks noted above, there are other risks associated with these customer offerings. For example, a customer may depend on integral information from, or functionality of, our technology to support that customer's other systems, such that a failure of our technology could impact those systems, including by loss or destruction of data. Likewise, a customer's failure to properly configure, update, segregate, or upgrade its own network and integrations with our technology are outside of our control and could result in a failure in functionality or security of our technology.

We and certain of our third-party vendors may receive and store personal information in connection with human resources operations, customer offerings, and other aspects of the business. A material network breach in the security of these systems could include the theft of intellectual property, trade secrets, the unauthorized release, gathering, monitoring, misuse, loss, change, or destruction of our or our customers', suppliers', or other third-party's confidential, proprietary and other information (including personal identifying information of individuals), or otherwise disrupt our or our clients' or other third parties' business operations. To the extent that any disruption or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential or customer or employee information, it could cause significant damage to our reputation, affect relationships with our customers, employees, and other counterparties, lead to claims against us, which may result in the payment of fines, penalties, and costs, and ultimately harm our business. In addition, we may be required to incur significant costs, or regulatory fines, penalties, or intervention, to protect against damage caused by these disruptions or security breaches in the future.

We are also subject to an increasing number of data privacy and security laws and regulations that impose requirements on us and our technology prior to certain use or transfer, storing, use, processing, disclosure, and protection of data and prior to sale or use of certain technologies. Failure to comply with such laws and regulations could result in the imposition of fines, penalties and other costs. The legal and regulatory data privacy framework is evolving and uncertain.

System failures, ineffective system implementation or disruptions, failure to comply with data privacy and security laws or regulations, or the compromise of security with respect to internal or external systems or portable electronic devices could damage our systems or infrastructure, subject us to liability claims, or regulatory fines, penalties, or intervention, harm our reputation, interrupt our operations, disrupt customer operations, and adversely affect our internal control over financial reporting, business, financial condition, results of operations, or cash flows.

Changes in our relationship with employees, changes in U.S. or international employment regulations, an inability to attract and retain talented employees, or a loss of key employees could adversely impact the effectiveness of our operations.

We employed approximately 12,200 people as of August 31, 2023, approximately 8,600 of whom are employed in international locations. As such, we have significant exposure to changes in domestic and foreign laws governing relationships with employees, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements, and payroll taxes, which likely would have a direct impact on our operating costs. Union recognition and collective bargaining agreements are in place or in process covering approximately 65% of our workforce. Collective bargaining agreements representing approximately 57% of our workforce will expire within one year, primarily due to annual negotiations with unions in Mexico. While we believe that we have good relationships with both our unionized and non-unionized employees, we may become vulnerable to a strike, work stoppage, or other labor action by these employees.

Our success is also dependent upon our ability to attract, retain, and motivate a qualified and diverse workforce, and there can be no assurance that we will be able to do so, particularly during times of increased labor costs or labor shortages. We rely upon the knowledge and experience of employees involved in functions throughout the organization that require technical expertise and knowledge of the industry. We have experienced intense competition for qualified and capable personnel in key markets and with key skills, and we cannot provide assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating, and retaining personnel in the future. In addition, our growth may be constrained by resource limitations as competitors and customers compete for increasingly scarce human capital resources. The demand for skilled workers is currently high. We face an increasingly competitive labor market due to sustained labor shortages in part and are subject to inflationary pressures on employee wages and salaries, which may increase labor costs. Our competitors may be able to offer a work environment with higher compensation or more opportunities than we can. An inability to attract and retain a sufficient number of employees could adversely impact our ability to execute key operational functions.

There are inherent risks in our solutions and services businesses.

Risks inherent in the sale of solutions and services include assuming greater responsibility for successfully delivering projects that meet a particular customer specification, including: defining and controlling contract scope and timing, efficiently executing projects, and managing the performance and quality of subcontractors and suppliers and our own systems. As we expand our service and solutions offerings, reliance on the technical infrastructure to provide services to customers will increase. If we fail to appropriately manage and secure the technical infrastructure required, customers could experience service outages or delays in implementation of services. If we are unable to manage and mitigate these risks, we could incur liabilities and other losses.

We may be subject to risk in connection with third-party relationships necessary to operate our business.

We utilize strategic partners and third-party relationships in order to operate and grow our business. For instance, we utilize third parties to contract manufacturing of certain products, subcontract installation and commissioning, as well as perform certain selling, distribution, and administrative functions. We cannot control the actions or performance, including product quality, of these third parties and therefore, cannot be certain that we or our end-users will be satisfied. Any future actions of or any failure to act by any third party on which our business relies could cause us to incur losses or interruptions in our operations. In addition, we act as a general contractor in certain relationships with third-parties, and as such are subject to risks applicable to general contractors.

We are subject to risks related to operations and suppliers outside the United States.

We have substantial activities outside of the United States, including sourcing of products, materials, components, and contract manufactured finished goods, as well as manufacturing and distribution activities. Our operations, as well as those of key vendors, are therefore subject to regulatory, economic, political, military, and other events in countries where these operations are located. In addition to the risks that are common to both our domestic and international operations, we face risks specifically related to our foreign operations and sourcing activities, including but not limited to: foreign currency fluctuations; unstable political, social, regulatory, economic, financial, and market conditions; laws that prohibit shipments to certain countries or restricted parties and that prohibit improper payments to government officials such as the Foreign Corrupt Practices Act and the U.K. Bribery Act; potential for privatization and other confiscatory actions; trade restrictions and disruption; shipping delays or disruptions; criminal activities; increases in tariffs and taxes; corruption; terrorist action; nationalization and expropriation; limitations on repatriation of earnings or other capital requirements; and other changes in regulation in international jurisdictions that could result in substantial additional legal or compliance obligations for us.

We source certain components and approximately 15% of our finished goods from Asia, a significant portion of which are subject to import tariffs. These tariffs could increase in future periods resulting in higher costs and/or lower demand. We could be adversely affected to the extent we are unable to mitigate the impacts of the tariffs.

We operate seven manufacturing facilities in Mexico, some of which are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to import raw materials into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations, which have become stricter in recent years. In addition, if our Mexican facilities cease to qualify for Maquiladora status or if the Mexican government adopts additional adverse changes to the program, including nationalization, our manufacturing costs in Mexico would increase.

We are also subject to certain other laws and regulations affecting our international operations, including laws and regulations such as the United States, Mexico, Canada Free Trade Agreement ("USMCA") which, among other things, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. A majority of our sales are subject to USMCA. In addition, the US government has initiated or is considering imposing tariffs on certain foreign goods, including steel and aluminum. Related to this action, certain foreign governments, including China, have instituted or are considering imposing tariffs on certain U.S. goods. It remains unclear what the U.S. Administration or foreign governments will or will not do with respect to tariffs, the USMCA, or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact demand for our products, costs, customers, suppliers, and/or the US economy or certain sectors thereof and, thus, to adversely impact our business.

The evolution of our products, complexity of our supply chain, and reliance on third-party vendors such as customs brokers and freight vendors, which may not have effective processes and controls to enable us to fully and accurately comply with such requirements, could subject us to liabilities for past, present, or future periods. Such liabilities could adversely impact our business.

We continue to monitor conditions affecting our international locations, including potential changes in income from a strengthening or weakening in foreign exchange rates in relation to the U.S. dollar. Some of these risks, including but not limited to foreign exchange rates, violations of laws, and higher costs associated with changes in regulation, could adversely impact our business.

Our business could be negatively impacted by social impact and sustainability matters.

There has been, and may continue to be, an increasing focus from U.S. and foreign government agencies, certain investors, customers, consumers, employees, and other stakeholders concerning environmental, social and governance ("ESG") matters. Some investors may use ESG criteria to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibilities do not align with their ESG criteria. In addition, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters will be perceived negatively by at least some stakeholders and could adversely affect our reputation, business, financial performance, and growth.

We may, from time to time, communicate certain initiatives, targets, and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG matters. These initiatives, targets, and goals could be difficult and expensive to implement, and we could be criticized for the accuracy, adequacy, or completeness of the disclosure thereof. Further, statements about our ESG initiatives, targets, and goals, and progress against those targets and goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, as well as assumptions, estimates and climate scenarios that are subject to change in the future. In addition, we could be criticized or subject to litigation for the scope or nature of such initiatives, targets, or goals, or for any revisions to such targets or goals. If our ESG-related data, processes, and reporting are incomplete or inaccurate, or if we fail, or are perceived to fail, to achieve progress with respect to our ESG targets or goals on a timely basis, or at all, our reputation, business, financial performance, and growth could be adversely affected.

We have begun to incorporate artificial intelligence capabilities in our product offerings, and challenges with properly managing the use of artificial intelligence and machine learning could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations, financial condition, and/or cash flows.

We have begun incorporating artificial intelligence ("AI") capabilities into certain product offerings. These features may become important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, we could be subject to competitive risks, potential legal liability, and reputational harm, and our business, financial condition, and results of operations may be adversely affected. The use of AI capabilities may also result in cybersecurity incidents. Any such cybersecurity incidents related to our use of AI capabilities could adversely affect our business.

Risks Related to Legal and Regulatory Matters

Failure to comply with the broad range of standards, laws, and regulations in the jurisdictions in which we operate may result in exposure to substantial disruptions, costs, and liabilities.

We are subject to various foreign and domestic federal, state, and local laws and regulations that include but are not limited to, the Clean Air Act and the Toxic Substances Control Act; the Clean Water Act; the Safe Harbor data privacy program between the U.S. and European Union; the United States-Mexico-Canada-Free Trade Agreement ("USMCA"); regulations from the Occupational Safety and Health Administration agency; the European Union's General Data Protection Regulation; California's Consumer Privacy Act and Connected Device Privacy Act; the Civil Rights Act of 1964 and other federal and state labor and employment laws and regulations; the U.S. Foreign Corrupt Practices Act (the "FCPA"); and the U.K. Bribery Act. The laws and regulations impacting us impose increasingly complex, stringent, and costly compliance activities.

Concerns regarding climate change may also lead to significant legislative and regulatory responses, including efforts to limit greenhouse gas ("GHG") emissions. The United States Environmental Protection Agency ("EPA") has implemented regulations that require reporting of GHG emissions or that limit emissions of GHGs from certain mobile or stationary sources. In addition, the U.S. Congress and federal and state regulatory agencies have considered other legislation and regulatory proposals to reduce emissions of GHGs, and many states and other jurisdictions have already taken legal measures to reduce emissions of GHGs, primarily through the development of GHG inventories, GHG permitting, and/or regional GHG cap-and-trade programs. It is uncertain whether, when, and in what form a federal mandatory carbon dioxide emissions reduction program, or other state programs, may be adopted. Similarly, certain countries have adopted the Kyoto Protocol, and in February 2021, the U.S. rejoined the Paris Agreement.

In addition, permits and environmental controls are required for certain of our operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions worldwide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third-party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. Environmental laws and regulations have generally become stricter in recent years, and certain federal, state, and local governments domestically and internationally, have enacted, or are considering enacting, new laws and regulations, including those governing raw material composition, carbon dioxide and other air emissions, end-of-life product dispositions, energy efficiency, and certain additional disclosure obligations related to the above.

We may be affected by those or other future standards, laws, or regulations, including those imposed in response to energy, climate change, our carbon footprint, product functionality, geopolitical, corporate social responsibility, or similar concerns. As customers become increasingly concerned about the environmental impact of their purchases, if we fail to keep up with changing regulations or innovate or operate in ways that minimize the energy use of or other impacts of our products or operations, customers may choose more energy efficient or sustainable alternatives. These standards, laws, or regulations may also impact our costs of operation, the sourcing of raw materials, and the manufacture and distribution of our products and may place restrictions and other requirements or impediments on the products and solutions we can sell in certain geographical locations or on the willingness of certain investors to own our shares. In addition, we may be subject to consumer lawsuits or enforcement actions by governmental authorities if our ESG claims relating to product marketing are inaccurate. At the same time, certain actions that we may take in our efforts to address ESG concerns may be challenged as being inconsistent or prohibited by various federal, state or local laws and regulations. It is uncertain what laws, rules or regulations may be enacted, or how courts may interpret them in the future, and therefore we cannot predict the potential impact such laws or regulations may have on our future financial condition, results of operations, and cash flows. The laws and regulations regarding ESG disclosures and requirements are also rapidly evolving and could have an adverse effect on our operations and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

It is uncertain what laws will be enacted, and therefore we cannot predict the potential impact of such laws on our future financial condition, results of operations, and cash flows. The laws and regulations regarding ESG disclosures and requirements are also rapidly evolving and could have an adverse effect on our operations and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

We may develop unexpected legal contingencies or matters that exceed insurance coverage.

We are subject to and in the future may be subject to various claims, including legal claims arising in the normal course of business. Such claims may include without limitation employment claims, product recall, personal injury, network security, data privacy, or property damage claims resulting from the use of our products, services, or solutions, as well as exposure to hazardous materials, contract disputes, or intellectual property disputes. We are insured up to specified limits for certain types of losses with a self-insurance retention per occurrence, including product or professional liability, and cyber liability, including network security and data privacy claims, and are fully self-insured for certain other types of losses, including environmental, product recall, warranties, commercial disputes, and patent infringement. We establish accruals for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the level of insurance coverage we hold and/or the amounts accrued for such claims. In the event of unexpected future developments, it is possible that the ultimate resolutions of such matters could be unfavorable. Our insurance coverage is negotiated on an annual basis, and insurance policies in the future may have coverage exclusions that could cause claim-related costs to rise.

If our products are improperly designed, manufactured, packaged, or labeled, or are otherwise alleged to cause harm or injury, we may need to recall those items, may have increased warranty costs, and could be the target of product liability claims.

We may need to recall products if they are improperly designed, manufactured, packaged, or labeled, and we do not maintain insurance for such recall events. Many of our products and solutions have become more complex in recent years and include more sophisticated and sensitive electronic components. A problem or issue relating to any individual component could have the effect of creating a compounded problem for an integrated solution, which could result in significant costs and losses. We have increasingly manufactured certain of those components and products in our own facilities. We have previously initiated product recalls as a result of potentially faulty components, assembly, installation, design, and packaging of our products. Widespread product recalls could result in significant losses due to the costs of a recall, the destruction of product inventory, penalties, and lost sales due to the unavailability of a product for a period of time. In addition, products we developed that incorporate technologies, such as LED, generally provide for more extensive warranty protection, which may result in higher costs if warranty claims on these products are higher than historical amounts. We may also be liable if the use or failure of any of our products cause harm, whether from fire, shock, harmful materials or components, alleged adverse health impacts from exposure to light emitted by our products, or any other personal injury or property damage, and we could suffer losses from a significant product liability judgment against us in excess of our insurance limits. We may not be able to obtain indemnity or reimbursement from our suppliers or other third parties for the warranty costs or liabilities associated with our products, even if such costs or liabilities are covered under supplier warranty obligations. A significant product recall, warranty claim, or product liability case could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products.

We may not be able to adequately protect our intellectual property and could be the target of intellectual property claims.

We own certain patents, trademarks, copyrights, trade secrets, and other intellectual property. In addition, we continue to file patent applications, when appropriate. We cannot be certain that others have not and will not infringe on our intellectual property rights; however, we seek to establish and protect those rights, which could result in significant legal expenses and adversely affect our financial condition and results of operations.

Over the last several years, we and others in the industry have received an increased number of allegations of patent infringement from competitors and from non-practicing entity patent holders, often coupled with offers to license such patents for our use. Such offers typically relate to various technologies including electronics, power systems, controls, and software, as well as the use of visible light to communicate data, the use of certain wireless networking methods, and the design of specific products. We believe that we do not need or will be able to invalidate or access such patents through licensing, cross-licensing, or other mutually beneficial arrangements, although to the extent we are required but unable to enter into such arrangements on acceptable economic terms, it could adversely impact us.

We are exposed to certain regulatory, financial and other risks related to climate change and other sustainability matters.

The scientific consensus indicates that emissions of greenhouse gases ("GHG") continue to alter the composition of Earth's atmosphere in ways that are affecting, and are expected to continue to affect, the global climate. The potential impacts of climate change on our customers, product offerings, operations, facilities, and suppliers are accelerating and uncertain, as they will be particular to local and customer-specific circumstances.

Concerns regarding climate change may lead to significant legislative and regulatory responses, including efforts to limit GHG emissions. The EPA has implemented regulations that require reporting of GHG emissions or that limit emissions of GHGs from certain mobile or stationary sources. In addition, the U.S. Congress and federal and state regulatory agencies have considered other legislation and regulatory proposals to reduce emissions of GHGs, and many states have already taken legal measures to reduce emissions of GHGs, primarily through the development of GHG inventories, GHG permitting, and/or regional GHG cap-and-trade programs. It is uncertain whether, when, and in what form a federal mandatory carbon dioxide emissions reduction program, or other state programs, may be adopted. Similarly, certain countries have adopted the Kyoto Protocol, and in February 2021, the U.S. rejoined the Paris Accord. These and other existing or potential international initiatives and regulations could affect our international operations. As customers become increasingly concerned about the environmental impact of their purchases, if we fail to keep up with changing regulations or innovate or operate in ways that minimize the energy use of our products or operations, customers may choose more energy efficient or sustainable alternatives. These actions could also increase costs associated with our operations, including costs for raw materials and transportation. We may also be subject to consumer lawsuits or enforcement actions by governmental authorities if our ESG claims relating to product marketing are inaccurate. It is uncertain what laws will be enacted, and therefore we cannot predict the potential impact of such laws on our future financial condition, results of operations, and cash flows.

In addition, investors and stakeholders are increasingly focused on ESG matters, and as stakeholder ESG expectations and standards evolve, our failure to sufficiently respond to these evolving standards and expectations may cause us to suffer from reputational damage, and our business or financial condition could be adversely affected. The laws and regulations regarding ESG disclosures and requirements are also rapidly evolving and could have an adverse effect on our operations and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

Tax liabilities due in the jurisdictions in which we operate may exceed anticipated amounts.

Our operations are subject to income tax, sales tax, value-added tax ("VAT"), excise tax, property tax, and other taxes and assessments at federal, state, local, and international levels. Our consolidated tax obligation is driven largely by our corporate structure as well as domestic and international intercompany arrangements. We operate in several jurisdictions, including but not limited to, the United States, Mexico, Canada, and Europe. Certain jurisdictions may aggressively interpret their laws, regulations, and policies in an effort to raise additional tax revenue, and international tax authorities may seek to assert extraterritorial taxing rights on our transactions or operations.

We have previously been subject to domestic and international tax audits by taxing authorities of the jurisdictions which we operate, and we may be subject to additional such audits in the future. While our previous audits resulted in no significant findings, and we believe we continue to be in compliance with relevant tax laws, tax authorities may challenge or disagree with certain positions or methodologies in calculating our tax positions An unfavorable interpretation or outcome could increase our worldwide effective tax rate, result in additional tax obligations owed, impact the amount of recoverable VAT, and/or increase excise taxes owed, which could have an adverse impact on our financial position, results of operations, and/or cash flows.

Further, tax laws and regulations in domestic and international jurisdictions are often extremely complex and subject to varying interpretations and may require us to make judgments and estimates about our provisions, including with respect to certain transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded, which could have a material impact on our financial position, results of operations, and/or cash flows.

Additionally, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws, regulations, policies, or decisions in the United States or in the other jurisdictions in which we operate.

Risks Related to Financial Matters

The market price and trading volume of our shares may be volatile.

The market price of our common shares could fluctuate significantly for many reasons, including reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by customers, competitors, or suppliers regarding their own performance, as well as general global economic, industry, and political conditions. Our performance could be different than analyst expectations or issued guidance, causing a decline in our stock price. To the extent that other large companies within our industry experience declines in share price, our share price may decline as well. In addition, we may discontinue or reduce dividend payments and may discontinue or suspend our share repurchase program based on several factors, including our cash balances and potential future capital requirements for strategic transactions, including acquisitions, results of operations, financial condition and other factors that our Board of Directors may deem relevant. Any modification or suspension of dividends and any suspension or termination of our share repurchase program could cause our stock price to decline.

When the market price of a company's shares drops significantly, shareholders could institute securities class action lawsuits against us or otherwise engage in activism, which could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Risks related to our defined benefit retirement plans may adversely impact results of operations and cash flows.

Significant changes in actual investment returns on defined benefit plan assets, discount rates, and other factors could adversely affect our comprehensive income and the amount of contributions we are required to make to the defined benefit plans in future periods. As our defined benefit plan assets and liabilities are marked-to-market on an annual basis, large non-cash gains or losses could be recorded in the fourth quarter of each fiscal year. In accordance with United States generally accepted accounting principles, the income or expense for the plans is calculated using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. Funding requirements for the defined benefit plans are dependent upon, among other things, interest rates, underlying asset returns, and the impact of legislative or regulatory changes related to defined benefit funding obligations. Unfavorable changes in these factors could adversely affect our results.

Our business and operations are subject to interest rate risks, and changes in interest rates can reduce demand for our products and increase borrowing costs.

Rising interest rates could have a negative effect on overall economic activity, and could impair the ability of real estate developers, property owners, and contractors to obtain reasonable costs of capital on borrowed funds, resulting in depressed levels of construction and renovation projects and a resulting decrease in demand for our products and services. Rising interest rates could also impair our customers' ability to repay obligations to us. Additionally, rising interest rates may increase our cost of capital, which could have material adverse effects on our financial condition and cash flows.

The instability of certain financial institutions may have adverse impacts on certain of our vendors and customers and/or on our ability to access our cash deposits, which could negatively impact our cash flows, results of operations, and financial condition.

During fiscal 2023, there have been public reports of instability at certain financial institutions. Although we do not hold material deposits or investments at these financial institutions, and despite the steps taken to date by U.S. and foreign agencies and institutions to protect depositors, the follow-on effects of the events surrounding recent bank failures and pressure on other financial institutions are unknown, could include failures of other financial institutions to which we face direct or indirect exposure, and may lead to significant disruptions to the cash flows, operations and financial condition of our vendors, customers, and/or us. Additionally, tight credit conditions could impair the ability of real estate developers, property owners, and contractors to effectively access capital markets or obtain reasonable costs of capital on borrowed funds, resulting in depressed levels of construction and renovation projects. The inability of these constituents to borrow money to fund construction and renovation projects may reduce the demand for the Company's products and services.

Item 1b.   *Unresolved Staff Comments.*

None.

Item 1c.   *Cybersecurity.*

Not applicable.

Item 2.   *Properties.*

Our general corporate offices are located in Atlanta, Georgia. Because of the diverse nature of operations and the large number of individual locations, it is neither practical nor meaningful to describe each of our operating facilities owned or leased. The following listing summarizes the significant facility categories by which reportable segment, Acuity Brands Lighting and Lighting Controls ("ABL") or the Intelligent Spaces Group ("ISG"), the facility primarily benefits as of August 31, 2023:

	ABL		ISG		Corporate	Total	
Nature of Facilities	**Owned**	**Leased**	**Owned**	**Leased**	**Leased**	**Owned**	**Leased**
Manufacturing facilities	10	5	2	1	—	12	6
Warehouses	—	1	—	—	—	—	1
Distribution centers	2	6	—	—	—	2	6
Offices	5	10	—	3	1	5	14
Total	17	22	2	4	1	19	27

The following table provides additional geographic information related to our manufacturing facilities as of August 31, 2023:

	United States	Mexico	Europe	Canada	Total
ABL:					
Owned	4	5	1	—	10
Leased	1	2	—	2	5
Total	5	7	1	2	15
ISG:					
Owned	—	—	1	1	2
Leased	1	—	—	—	1
Total	1	—	1	1	3

We believe that our properties are well maintained and in good operating condition and that our properties are suitable and adequate for our present needs. Initiatives related to enhancing global operations may result in the future consolidation of certain facilities.

Item 3.   *Legal Proceedings.*

See the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* included in this Annual Report on Form 10-K for information regarding our legal proceedings.

Item 4.   *Mine Safety Disclosures.*

Not applicable.

Item 5.   ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.***

Our common stock is listed on the New York Stock Exchange under the symbol "AYI." At October 20, 2023, there were 1,785 stockholders of record.

The timing, declaration, and payment of future dividends to holders of our common stock will depend upon many factors, including our cash balances and potential future capital requirements for strategic transactions, including acquisitions, results of operations, financial condition, and other factors that our Board of Directors may deem relevant.

The information required by this item with respect to equity compensation plans is included under the caption *Equity Compensation Plans* in our proxy statement for the annual meeting of stockholders to be held January 24, 2024, which we will file with the Securities and Exchange Commission pursuant to Regulation 14A. The proxy statement is incorporated herein by reference.

Issuer Purchases of Equity Securities

On March 31, 2022, the Board of Directors (the "Board") authorized the repurchase of up to five million shares of our common stock. Under the current share repurchase authorization, we may repurchase shares of our common stock from time to time at prevailing market prices, depending on market conditions, through open market or privately negotiated transactions. No date has been established for the completion of the share repurchase program, and we are not obligated to repurchase any shares. Subject to applicable corporate securities laws, repurchases may be made at such times and in such amounts as management deems appropriate. Repurchases under the program can be discontinued at any time management feels additional repurchases are not warranted. As of August 31, 2023, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 1.2 million shares. The following table summarizes share repurchase activity by month for the quarter ended August 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
6/1/2023 through 6/30/2023	129,774	$ 163.44	129,774	1,406,752
7/1/2023 through 7/31/2023	75,027	$ 167.12	75,027	1,331,725
8/1/2023 through 8/31/2023	101,935	$ 164.33	101,935	1,229,790
Total	306,736	$ 164.64	306,736	1,229,790

Company Stock Performance

The following information in this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and it will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

The following graph compares the cumulative total return to shareholders on our outstanding stock during the five years ended August 31, 2023, with the cumulative total returns of the Standard & Poor's ("S&P") Midcap 400 Index, the Dow Jones U.S. Electrical Components & Equipment Index, and the Dow Jones U.S. Building Materials & Fixtures Index. We are a component of both the S&P Midcap 400 Index and the Dow Jones U.S. Building Materials & Fixtures Index. The Dow Jones U.S. Electrical Components & Equipment Index is included in the following graph as the parent companies of several major lighting companies are included in the index.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
Among Acuity Brands, Inc., the S&P Midcap 400 Index,
the Dow Jones U.S. Electrical Components & Equipment Index,
and the Dow Jones U.S. Building Materials & Fixtures Index



*Assumes $100 invested on August 31, 2018 in stock or index, including reinvestment of dividends.

	Aug-18	Aug-19	Aug-20	Aug-21	Aug-22	Aug-23
Acuity Brands, Inc.	$ 100	$ 82	$ 72	$ 122	$ 109	$ 108
S&P Midcap 400 Index	100	94	98	141	127	140
Dow Jones U.S. Electrical Components & Equipment Index	100	90	104	150	133	161
Dow Jones U.S. Building Materials & Fixtures Index	100	111	130	206	162	205

Item 6.   *[Reserved]*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The purpose of this discussion and analysis is to enhance the understanding and evaluation of the results of operations, financial position, cash flows, indebtedness, and other key financial information of Acuity Brands, Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) and its subsidiaries for the fiscal years ended August 31, 2023 and 2022. The following discussion should be read in conjunction with the *Consolidated Financial Statements* and *Notes to Consolidated Financial Statements* included within this report.

A discussion of the year ended August 31, 2022 compared to the year ended August 31, 2021 can be found within *Part II, Item 7. Management's Discussion and Analysis* within our fiscal 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 26, 2022.

Overview

Company

We are a market-leading industrial technology company. We use technology to solve problems in spaces and light. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications.

Financial Condition, Capital Resources, and Liquidity

We have numerous sources of capital, including cash on hand and cash flows generated from operations, as well as various sources of financing. Our ability to generate sufficient cash flows from operations or to access certain capital markets, including banks, is necessary to meet our capital allocation priorities, which are to invest in our current business for growth, to invest in mergers and acquisitions, to maintain our dividend, and to make share repurchases. Sufficient cash flow generation is also critical to fund our operations in the short and long terms and to maintain compliance with covenants contained in our financing agreements.

Our significant contractual cash requirements as of August 31, 2023 primarily include principal and interest on our unsecured notes, accounts payable, accrued employee compensation, and operating lease liabilities. We had no borrowings outstanding under our credit agreement as of August 31, 2023. Further details on our borrowings and operating lease liabilities are outlined in the *Debt and Lines of Credit* and *Leases* footnotes of the *Notes to Consolidated Financial Statements*, respectively, within this Annual Report on Form 10-K.

Additionally, we incur purchase obligations in the ordinary course of business that are enforceable and legally binding. Contractual purchase obligations subsequent to August 31, 2023 include $302.6 million in fiscal 2024. Contractual purchase obligations beyond fiscal 2024 are not significant.

We believe that we will be able to meet our liquidity needs over the next 12 months based on our cash on hand, current projections of cash flows from operations, and borrowing availability under financing arrangements. Additionally, we believe that our cash flows from operations and sources of funding, including, but not limited to, future borrowings and borrowing capacity, will sufficiently support our long-term liquidity needs. In the event of a sustained market deterioration, we may need additional capital, which would require us to evaluate available alternatives and take appropriate actions.

Cash

Our cash position at August 31, 2023 was $397.9 million, an increase of $174.7 million from August 31, 2022. Cash generated from operating activities and cash on hand were used during the current year to fund our capital allocation priorities as discussed below.

We generated $578.1 million of cash flows from operating activities during fiscal 2023 compared with $316.3 million in the prior-year period, an increase of $261.8 million. This increase was due primarily to increased cash collections from customers and fewer inventory purchases during the current period, partially offset by the timing of payments for purchases on account.

Financing Arrangements

See the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* within this Annual Report on Form 10-K for discussion of the terms of our various financing arrangements, including the $500.0 million aggregate principal amount of 2.150% senior unsecured notes due December 15, 2030 (the "Unsecured Notes") as well as the terms of our $600.0 million five-year unsecured revolving credit facility (the "Revolving Credit Facility").

At August 31, 2023, our outstanding debt balance was $495.6 million, which consisted solely of our Unsecured Notes, compared to our cash position of $397.9 million. We were in compliance with all covenants under our financing arrangements as of August 31, 2023.

At August 31, 2023, we had additional borrowing capacity under the Revolving Credit Facility of $596.2 million under the most restrictive covenant in effect at the time, which represents the full amount of the facility less the outstanding letters of credit of $3.8 million issued under the facility. As of August 31, 2023, our cash on hand combined with the additional borrowing capacity under the revolving credit facility totaled approximately $994.1 million.

The Unsecured Notes were issued by Acuity Brands Lighting, Inc., a wholly-owned subsidiary of Acuity Brands, Inc. The Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by Acuity Brands, Inc. and ABL IP Holding LLC, a wholly-owned subsidiary of Acuity Brands, Inc. The following tables present summarized financial information for Acuity Brands, Inc., Acuity Brands Lighting, Inc., and ABL IP Holding LLC on a combined basis after the elimination of all intercompany balances and transactions between the combined group as well as any investments in non-guarantors as of the dates and during the period presented (in millions):

Summarized Balance Sheet Information	August 31, 2023	August 31, 2022
Current assets	$ 995.7	$ 1,056.6
Current assets due from non-guarantor affiliates	326.4	280.2
Non-current assets	1,377.9	1,414.3
Current liabilities	464.2	620.4
Non-current liabilities	785.4	821.0

Summarized Income Statement Information	Year Ended August 31, 2023
Net sales	$ 3,310.4
Gross profit	1,417.2
Net income	329.7

Capital Allocation Priorities

Our capital allocation priorities are to invest in our current business for growth, to invest in mergers and acquisitions, to maintain our dividend, and to make share repurchases.

Investments in Current Business for Growth

We invested $66.7 million and $56.5 million in property, plant, and equipment in fiscal 2023 and 2022, respectively. We invested more in fiscal 2023 primarily on new and enhanced equipment, facility improvements, and information technology.

Strategic Acquisitions, Investments, and Divestitures

We seek opportunities to strategically expand and enhance our portfolio of solutions. On May 15, 2023, using cash on hand, we acquired all of the equity interests of KE2 Therm Solutions, Inc. ("KE2 Therm"). KE2 Therm develops and provides intelligent refrigeration control solutions that deliver the precision of digital controls to promote safety, efficiency, and reliability, while delivering cost savings to the customer. This acquisition is intended to expand ISG's technology and controls product portfolio and reach new customers.

We sold our Sunoptics prismatic skylights business in November 2022. We recognized a pre-tax loss of $11.2 million on the sale of this business.

There were no acquisitions or divestitures during fiscal 2022. The $12.9 million of cash outflows in fiscal 2022 reflected in the *Consolidated Statements of Cash Flows* primarily relate to working capital settlements for fiscal 2021 acquisitions.

Please refer to the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements* for more information.

Dividends

We paid dividends on our common stock of $16.8 million ($0.52 per share) in fiscal 2023 and $18.1 million ($0.52 per share) in fiscal 2022, indicating a quarterly dividend rate of $0.13 per share. All decisions regarding the declaration and payment of dividends are at the discretion of the Board of Directors (the "Board") and are evaluated regularly in light of our financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors the Board deems relevant.

Share Repurchases

During fiscal 2023, we repurchased 1.6 million shares of our outstanding common stock for $269.3 million. Total cash outflows for share repurchases during fiscal 2023 were $266.6 million. We expect to repurchase shares on an opportunistic basis subject to various factors including stock price, Company performance, market conditions, and other possible uses of cash. As of August 31, 2023, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 1.2 million shares.

Results of Operations

The following is a discussion of our results of operations in fiscal 2023 compared to fiscal 2022. A discussion of our fiscal 2022 results of operations compared to fiscal 2021 can be found within *Part II, Item 7. Management's Discussion and Analysis* within our fiscal 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 26, 2022.

The following table sets forth information comparing the components of net income for the year ended August 31, 2023 with the year ended August 31, 2022 (in millions except per share data):

	Year Ended August 31,		Increase	Percent
	2023	2022	(Decrease)	Change
Net sales	$ 3,952.2	$ 4,006.1	$ (53.9)	(1.3)%
Cost of products sold	2,239.0	2,333.4	(94.4)	(4.0)%
Gross profit	1,713.2	1,672.7	40.5	2.4 %
Percent of net sales	*43.3%*	*41.8 %*	150 bps	
Selling, distribution, and administrative expenses	1,212.9	1,163.0	49.9	4.3 %
Special charges	26.9	—	26.9	NM
Operating profit	473.4	509.7	(36.3)	(7.1)%
Percent of net sales	*12.0 %*	*12.7 %*	(70) bps	
Other expense:				
Interest expense, net	18.9	24.9	(6.0)	(24.1)%
Miscellaneous expense (income), net	7.8	(9.1)	16.9	NM
Total other expense	26.7	15.8	10.9	NM
Income before income taxes	446.7	493.9	(47.2)	(9.6)%
Percent of net sales	*11.3 %*	*12.3 %*	(100) bps	
Income tax expense	100.7	109.9	(9.2)	(8.4)%
Effective tax rate	*22.5 %*	*22.3 %*		
Net income	$ 346.0	$ 384.0	$ (38.0)	(9.9)%
Diluted earnings per share	$ 10.76	$ 11.08	$ (0.32)	(2.9)%
NM - not meaningful				

Net Sales

Net sales of $3.95 billion for the year ended August 31, 2023 decreased by $53.9 million, or 1.3%, compared with the prior-year period due to declines in sales within our ABL segment, partially offset by higher sales within our ISG segment. The divestiture from our Sunoptics prismatic skylight business, the acquisition of KE2 Therm, and changes in foreign currency rates did not have a meaningful impact on net sales for the year ended August 31, 2023.

Gross Profit

Gross profit for the year ended August 31, 2023 increased $40.5 million, or 2.4%, to $1.71 billion compared with $1.67 billion for the prior year, and gross profit margin increased 150 basis points to 43.3% for fiscal 2023 compared with 41.8% in the prior-year period. Our gross profit increased compared with the prior year on lower sales as we strategically managed price. This increase was partially offset by higher labor costs as well as the recognition of a $13.0 million charge resulting from the collectability of a supplier warranty obligation owed to us for components we used in products manufactured and sold between 2017 and 2019.

Operating Profit

Selling, distribution, and administrative expenses of $1.21 billion for the year ended August 31, 2023 increased $49.9 million, or 4.3%, compared with the prior year. This increase was due primarily to higher employee-related costs and higher commissions.

We also recognized special charges of $26.9 million during fiscal year 2023. Please refer to the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* within this Annual Report on Form 10-K for further details.

Operating profit for fiscal 2023 was $473.4 million compared with $509.7 million reported for the prior-year period, a decrease of $36.3 million, or 7.1%. The decrease in operating profit for fiscal 2023 compared with fiscal 2022 was due to the recognition of special charges in fiscal 2023 as well as increased operating expenses, partially offset by an increase in gross profit.

Interest Expense, net

Interest expense, net, was $18.9 million and $24.9 million for the years ended August 31, 2023 and 2022, respectively. The decrease in net interest expense was due to increased investing rates on our interest-bearing cash cash equivalents. compared to the prior year, partially offset by changes in average short-term borrowings outstanding.

Miscellaneous Expense (Income), net

Miscellaneous expense (income), net consists of non-service related components of net periodic pension cost, gains and losses associated with foreign currency-related transactions, and non-operating gains and losses.

We reported net miscellaneous expense of $7.8 million in fiscal 2023 compared with net miscellaneous income of $9.1 million in fiscal 2022. This year-over-year change was due primarily to the recognition of an $11.2 million loss on the sale of our Sunoptics prismatic skylights business in fiscal 2023 and an impairment charge of $2.5 million for one unconsolidated equity investment, as well as higher pension cost. These amounts were partially offset by higher gains on foreign currency-related items compared to the prior year.

The details of the Sunoptics sale are described in the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements*. The details of the equity investment impairment charge are included in the *Fair Value Measurements* footnote of the *Notes to Consolidated Financial Statements*.

Income Taxes and Net Income

Our effective income tax rate was 22.5% and 22.3% for the years ended August 31, 2023 and 2022, respectively. Further details regarding income taxes are included in the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements*.

Net income for fiscal 2023 decreased $38.0 million, or 9.9%, to $346.0 million from $384.0 million reported for the prior year. The decrease in net income resulted primarily from a decrease in operating profit compared to the prior-year period.

Diluted earnings per share for fiscal 2023 was $10.76 compared with $11.08 for the prior-year period, a decrease of $0.32, or 2.9%. This decrease reflects lower net income, partially offset by lower outstanding diluted shares.

Segment Results

The following tables set forth information comparing the operating results of our segments, ABL and ISG, for the year ended August 31, 2023 with the year ended August 31, 2022 (in millions):

		Year Ended August 31,			Increase (Decrease)		Percent Change
		2023		2022			
ABL:							
Net sales	$	3,722.8	$	3,810.1	$	(87.3)	(2.3)%
Operating profit		509.5		545.6		(36.1)	(6.6)%
Operating profit margin		13.7 %		14.3 %		(60)	*bps*
ISG:							
Net sales	$	252.7	$	216.1	$	36.6	16.9 %
Operating profit		32.1		22.7	$	9.4	41.4 %
Operating profit margin		12.7 %		10.5 %		220	*bps*

ABL net sales for the year ended August 31, 2023 decreased 2.3% compared with the prior-year period due primarily to lower net sales within original equipment manufacturer ("OEM") and other, independent sales network, and corporate accounts channels, partially offset by higher net sales in direct sales network and retail sales channels.

Operating profit for ABL was $509.5 million (13.7% of ABL net sales) for the year ended August 31, 2023 compared to $545.6 million (14.3% of ABL net sales) in the prior-year period, a decrease of $36.1 million. The decrease in operating profit was due primarily to special charges of $25.0 million, the recognition of a $13.0 million charge related to the collectability of a supplier receivable, and lower net sales. These declines were partially offset by our strategic management of price.

ISG net sales for the year ended August 31, 2023 increased 16.9% compared with the prior-year period driven primarily by strong demand for building and heating, ventilation, and air conditioning controls as well as price increases. ISG operating profit was $32.1 million (12.7% of ISG net sales) for the year ended August 31, 2023 compared with $22.7 million (10.5% of ISG net sales) in the prior-year period, an increase of $9.4 million. This increase was due primarily to contributions from higher sales, partially offset by increased employee costs.

Accounting Standards Adopted in Fiscal 2023 and Accounting Standards Yet to Be Adopted

See the *New Accounting Pronouncements* footnote of the *Notes to Consolidated Financial Statements* for information on recently adopted and upcoming standards.

Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition and results of operations as reflected in our *Consolidated Financial Statements*, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). As discussed in the *Description of Business and Basis of Presentation* footnote of the *Notes to Consolidated Financial Statements*, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on our substantial historical experience and/or other relevant factors, such as projections of future performance, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We discuss the development of accounting estimates with our Audit Committee of the Board of Directors on a recurring basis. See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for a summary of our accounting policies.

We believe the following accounting topics represent our critical accounting estimates.

Revenue Recognition

We recognize revenue when we transfer control of goods and services to our customers. Revenue is measured as the amount of consideration we expect to receive in exchange for goods and services. In the period of revenue recognition, we estimate and record provisions for certain rebates, sales incentives, product returns, and discounts to customers, in most instances, as reductions of revenue. We also maintain one-time or on-going marketing and trade-promotion programs with certain customers that require us to estimate and accrue the expected costs of such programs. Generally, these items are estimated based on customer agreements, historical trends, and expected demand. For sales with multiple deliverables, significant judgment may be required to determine which performance obligations are distinct and should be accounted for separately. We allocate the expected consideration to be collected to each distinct performance obligation based on its standalone selling price. Standalone selling price is generally estimated using a cost plus margin valuation when no observable input is available.

Actual results could differ from estimates, which would require adjustments to recorded amounts. Please refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information regarding estimates related to revenue recognition.

Inventories

Inventories include materials, direct labor, inbound freight, customs, duties, tariffs, and related manufacturing overhead. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value. We review inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on estimated future demand and current market conditions. A significant change in customer demand, market conditions, or technology could render certain inventory obsolete and thus could have a material adverse impact on our operating results in the period the change occurs.

Goodwill and Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist of trade names acquired through multiple acquisitions that are expected to generate cash flows indefinitely. Significant estimates and assumptions were used to both identify and determine the initial fair value of these acquired intangible assets, often with the assistance of third-party valuation specialists. These assumptions include, but are not limited to, estimated future net sales and profitability, customer attrition rates, royalty rates, and discount rates. Goodwill is calculated as the residual value of an acquisition's purchase price less the value of the identifiable net assets and is thus dependent on the appropriate identification and valuation of the net assets obtained in an acquisition.

We review goodwill and indefinite-lived intangible assets for impairment on an annual basis in the fiscal fourth quarter and on an interim basis if an event occurs or circumstances change that would more likely than not indicate that the fair value of the goodwill or an indefinite-lived asset is below its carrying value. An impairment loss for goodwill or an indefinite-lived intangible asset would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or another appropriate fair value method. The evaluation of goodwill and indefinite-lived intangibles for impairment requires management to use significant judgments and estimates in accordance with U.S. GAAP including, but not limited to, economic, industry, and Company-specific qualitative factors, projected future net sales, operating results, and cash flows.

We currently believe that the estimates used in the evaluation of goodwill and indefinite-lived intangibles are reasonable, including our calculations of fiscal 2023 trade name impairment charges described below. However, future differences between actual and expected net sales, operating results, and cash flows and/or changes in the discount rates or theoretical royalty rates used could require us to record additional non-cash impairment charges to earnings for the write-down in the value of such assets. Such charges could have a material adverse effect on our results of operations and financial position but not our cash flows from operations.

Goodwill

We performed our annual goodwill impairment analyses on the first day of our fiscal fourth quarter (June 1) for each period presented. Goodwill was tested for impairment at the reporting unit level using a combination of discounted future cash flows and relevant market multiples. Our discounted cash flow analyses required significant assumptions about discount rates, short and long-term growth rates, and future profitability. For the tests performed as of June 1, 2023, we utilized estimated discount rates ranging from 11% to 13%. These rates were based on the

Capital Asset Pricing Model, which considers a risk-free interest rate, beta, market risk premium, and size premium to determine an appropriate discount rate for a reporting unit. Short-term growth rates were based on management's forecasted financial results, which consider key business drivers such as specific revenue growth initiatives, market share changes, growth in our addressable market, and general economic factors such as macroeconomic conditions, credit availability, and interest rates. We calculated the discounted cash flows attributable to our reporting units for a 10-year discrete period with a terminal value and compared this calculation to the discounted cash flows generated over a 40-year period to corroborate the reasonableness of assumptions used. The long-term growth rate used in determining terminal value was estimated at 2.5% and was primarily based on our understanding of projections for expected long-term growth in our addressable market and historical long-term performance.

We corroborate the values determined from our discounted cash flow models using a relevant market multiple, generally published earnings and/or revenue multiples. We also reconcile the sum of the fair values for each reporting unit to our market capitalization at the testing date, including consideration of a control premium.

Any reasonably likely change in the assumptions used in these analyses, including revenue growth rates, discount rates, long-term growth rates, or relevant multiples would not cause the carrying value of any reporting unit to exceed its estimated fair value as determined under the goodwill impairment analysis. See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for further details.

Indefinite-Lived Intangible Assets

We performed our annual indefinite-lived intangible asset impairment analyses on the first day of our fiscal fourth quarter (June 1) for each period presented. As of June 1, 2023, the current fiscal year testing date, we held 13 indefinite-lived intangible assets with an aggregate carrying value of $173.4 million. We utilized significant assumptions to estimate the fair value of these indefinite-lived trade names using a fair value model based on discounted future cash flows ("fair value model") in accordance with Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* ("ASC 820"). Future cash flows associated with each of our indefinite-lived trade names are calculated by multiplying a theoretical royalty rate a willing third party would pay for use of the particular trade name by estimated future net sales attributable to the relevant trade name. The present value of the resulting after-tax cash flows is our current estimate of the fair value of each trade name. This fair value model requires us to make several significant assumptions, including specific estimated future net sales (including short and long-term growth rates), a royalty rate, and a discount rate for each trade name.

Our fiscal 2023 analyses resulted in impairment charges and the determination that certain assets no longer had indefinite lives. As of August 31, 2023, we held eight indefinite-lived intangible assets with an aggregate carrying value of $135.6 million. See the *Significant Accounting Policies* and *Fair Value Measurement* footnotes of the *Notes to Consolidated Financial Statements* for further details regarding the assumptions used and results of our annual impairment tests for the periods presented.

Share-based Payment Expense

We recognize compensation cost for share-based payment transactions in the financial statements under the provisions of ASC Topic 718, *Compensation—Stock Compensation* ("ASC 718"). Restricted stock awards, performance stock awards, stock options, and director stock units representing certain deferrals into the Nonemployee Director Deferred Compensation Plan (the "Director Plan") are valued based on their estimated grant date fair values. Depending on the nature of the grant, an award's fair value is based on the fair value of our common stock on the grant date, a Black-Scholes model, or a Monte Carlo simulation.

We generally recognize compensation cost for share-based payment transactions on a straight-line basis over an award's requisite service period, derived service period, or expected performance period. In certain circumstances, such as when a performance award is subject to graded vesting, we apply the accelerated attribution method to recognize compensation cost related to our share-based payment awards. When the actual number of awards earned is based on future performance, we recognize expense when it becomes probable that the performance metric will be satisfied.

Additionally, we estimate forfeitures of all share-based awards at the time of grant. We adjust forfeiture estimates for awards through their vesting dates to recognize compensation cost only for awards that actually vest. Forfeitures are estimated based on historical experience. If factors change causing different assumptions to be made in future periods, estimated compensation expense may differ significantly from that recorded in the current period.

See the *Share-based Payments* footnote of the *Notes to Consolidated Financial Statements* for further information on these awards, including assumptions used in estimating the fair value of our awards.

Product Warranty and Recall Costs

Our products generally have a standard warranty term of five years. We accrue for the estimated amount of future warranty costs when the related revenue is recognized. Estimated future warranty costs are primarily based on historical experience of identified warranty claims. Estimated costs related to product warranty and recall costs outside of our historical experience, which could include significant product recalls or formal campaigns soliciting repair or return of a product, are accrued when they are deemed to be probable and can be reasonably estimated. Any estimated or actual loss recoveries that offset our costs and payments are reflected as assets based on the timing of receipt of recovery net of any amounts deemed uncollectible.

We are fully self-insured for product warranty costs. Although we expect that historical activity will continue to be the best indicator of future warranty costs, there can be no assurance that future warranty costs will not exceed historical amounts. If actual future warranty or recall costs exceed recorded amounts, additional accruals may be required, which could have a material adverse impact on our results of operations and cash flow.

We also sell certain service-type warranties that extend coverages for products beyond their base warranties. We account for service-type warranties as distinct performance obligations, allocate an appropriate amount of transaction price to these transactions, and recognize revenue for these contracts ratably over the life of the additional warranty period. We allocate transaction price to our service-type warranties largely based on expectations of cost plus margin based on our estimate of future claims. These estimates are subject to a higher level of estimation uncertainty than other estimates, as we have less experience in costs in the extended warranty period. Claims related to service-type warranties are expensed as incurred.

Cautionary Statement Regarding Forward-Looking Statements and Information

This filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, among other things, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as "expect," "believe," "intend," "anticipate," "estimate," "forecast," "indicate," "project," "predict," "plan," "may," "will," "could," "should," "would," "potential," and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations, and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, many of which are outside of our control. These risks and uncertainties could cause actual events or results to differ materially from our historical experience and management's present expectations or projections. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including this annual report on Form 10-K (including, but not limited to, *Part I, Item 1a. Risk Factors*), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this quarterly report or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.

Item 7a.   *Quantitative and Qualitative Disclosures about Market Risk.*

General

We are exposed to worldwide market risks that may impact our *Consolidated Balance Sheets*, *Consolidated Statements of Comprehensive Income*, *Consolidated Statements of Cash Flows,* and *Consolidated Statements of Stockholders' Equity* due primarily to changing interest and foreign exchange rates. We do not currently engage in significant commodity hedging transactions for raw materials. The following discussion provides additional information regarding our market risks.

Interest Rates

Interest rate fluctuations expose variable-rate debt of the organization to changes in interest expense and cash flows. As of August 31, 2023, our long-term debt consisted primarily of fixed-rate senior unsecured notes. A fluctuation in interest rates would not affect interest expense or cash flows related to the Company's fixed-rate debt.

However, a 10% increase in market interest rates at August 31, 2023 would have decreased the estimated fair value of our senior unsecured notes by approximately $14.2 million. As of August 31, 2023, we had no borrowings outstanding on our credit facility. Interest incurred on these borrowings is not significant to our overall results of operations or cash flows. See the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* contained in this Form 10-K for additional information.

Foreign Exchange Rates

The majority of our net sales, expense, and capital purchases are transacted in U.S. dollars. However, exposure with respect to foreign exchange rate fluctuation exists due to our operations in Mexico and Canada, where a significant portion of products sold are produced or sourced from the United States, and, to a lesser extent, in Europe. Based on fiscal 2023 performance, a hypothetical depreciation of 10% in the value of the Canadian dollar in relation to the U.S. dollar would negatively impact operating profit by approximately $11.9 million, while a hypothetical 10% appreciation in the value of the Canadian dollar in relation to the U.S. dollar would favorably impact operating profit by approximately $14.5 million. In addition to products and services sold in Mexico, a significant portion of the goods sold in the United States are manufactured in Mexico. A hypothetical 10% decrease in the value of the Mexican peso in relation to the U.S. dollar would favorably impact operating profit by approximately $19.4 million, while a hypothetical 10% increase in the value of the Mexican peso in relation to the U.S. dollar would negatively impact operating profit by approximately $23.7 million. The individual impacts to the operating profit of hypothetical currency fluctuations in the Canadian dollar and Mexican peso have been calculated in isolation from any potential responses to address such exchange rate changes in our foreign markets.

Our exposure to foreign currency risk related to our operations in Europe is immaterial and has been excluded from this analysis.

Item 8.   *Financial Statements and Supplementary Data.*

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ACUITY BRANDS, INC.

The management of Acuity Brands, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2023. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013 Framework)*. Based on this assessment, management believes that, as of August 31, 2023, the Company's internal control over financial reporting is effective.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired business of KE2 Therm Solutions, Inc., ("KE2 Therm"), which is included in the Company's consolidated financial statements as of August 31, 2023 and for the period from the acquisition date of May 15, 2023 through August 31, 2023. As of August 31, 2023, KE2 Therm constituted less than 2% of both the Company's consolidated assets and stockholders' equity. For the year ended August 31, 2023, KE2 Therm constituted less than 1% of both the Company's net sales and pre-tax income.

Ernst & Young LLP (PCAOB ID: 42), the Company's independent registered public accounting firm, has issued an audit report on its audit of the Company's internal control over financial reporting. This report dated October 26, 2023 is included within this Form 10-K.

/s/ NEIL M. ASHE	/s/ KAREN J. HOLCOM
Neil M. Ashe **Chairman, President and** **Chief Executive Officer**	**Karen J. Holcom** **Senior Vice President and** **Chief Financial Officer**

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Acuity Brands, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Acuity Brands, Inc. (the Company) as of August 31, 2023 and 2022, the related consolidated statements of comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended August 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 26, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Valuation of Indefinite-Lived Trade Names

Description of the Matter

As explained in Notes 2 and 5 to the consolidated financial statements, the Company tests indefinite-lived trade names for impairment on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not indicate that the fair value of the indefinite-lived trade name is below its carrying amount. The Company's indefinite-lived intangible assets consisted of thirteen trade names with an aggregate carrying value of approximately $173.4 million as of June 1, 2023, the Company's annual indefinite-lived trade name testing date. If the carrying amount exceeds the estimated fair value, an impairment loss would be recorded in the amount equal to the excess. As described in Notes 2 and 5, the Company recognized an impairment charge of approximately $14.0 million for six of these trade names.

Auditing the Company's impairment tests for indefinite-lived trade names was especially complex due to the judgmental nature of the significant assumptions used in the determination of estimated fair values for trade names. The Company estimates the fair values of trade names using a fair value model based on discounted future cash flows. Significant assumptions used to estimate the value of the trade names included estimated future net sales (including short- and long-term growth rates), discount rates and royalty rates, all of which are forward-looking and could be materially affected by economic, industry and company-specific qualitative factors.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's annual impairment process. This included testing controls over management's review of the discounted cash flow model, including the significant assumptions described above.

To test the fair values of the Company's indefinite-lived trade names, our audit procedures included, among others, evaluating the Company's use of the discounted cash flow model, the completeness and accuracy of the underlying data and the significant assumptions described above. We compared the significant assumptions to current industry, market and economic trends, and the Company's historical results. For the six trade names that were impaired, we involved our valuation specialists to assist in evaluating the Company's discounted cash flow model and certain assumptions including the discount rates and royalty rates. In addition, we considered the accuracy of the Company's historical projections of net sales compared to actual net sales. We also performed a sensitivity analysis to evaluate the potential change in the fair values of the trade names resulting from changes in the significant assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Atlanta, Georgia
October 26, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Acuity Brands, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Acuity Brands, Inc.'s internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Acuity Brands, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired business of KE2 Therm Solutions, Inc. (KE2 Therm), which is included in the 2023 consolidated financial statements of the Company and constituted less than 2% of both the Company's consolidated assets and stockholders' equity, as of August 31, 2023 and less than 1% of both net sales and pre-tax income, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of KE2 Therm.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 31, 2023 and 2022, the related consolidated statements of comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended August 31, 2023, and the related notes and our report dated October 26, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
October 26, 2023

ACUITY BRANDS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

		August 31,		
		2023		2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	397.9	$	223.2
Accounts receivable, less reserve for doubtful accounts of $1.3 and $1.2, respectively		555.3		665.9
Inventories		368.5		485.7
Prepayments and other current assets		73.5		91.2
Total current assets		1,395.2		1,466.0
Property, plant, and equipment, net		297.6		276.5
Operating lease right-of-use assets		84.1		74.9
Goodwill		1,097.9		1,084.3
Intangible assets, net		481.2		529.2
Deferred income taxes		3.0		1.3
Other long-term assets		49.5		48.0
Total assets	$	3,408.5	$	3,480.2
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	285.7	$	397.8
Current maturities of debt		—		18.0
Current operating lease liabilities		19.7		15.7
Accrued compensation		103.3		88.0
Other accrued liabilities		186.7		214.1
Total current liabilities		595.4		733.6
Long-term debt		495.6		495.0
Long-term operating lease liabilities		75.5		67.4
Accrued pension liabilities		38.4		41.4
Deferred income taxes		59.0		102.1
Other long-term liabilities		129.2		128.9
Total liabilities		1,393.1		1,568.4
Commitments and contingencies (see *Commitments and Contingencies* footnote)				
Stockholders' equity:				
Preferred stock, $0.01 par value; 50,000,000 shares authorized; none issued		—		—
Common stock, $0.01 par value; 500,000,000 shares authorized; 54,411,186 and 54,241,069 issued, respectively		0.5		0.5
Paid-in capital		1,066.8		1,036.3
Retained earnings		3,505.4		3,176.2
Accumulated other comprehensive loss		(112.6)		(125.8)
Treasury stock, at cost — 23,362,196 and 21,753,820 shares, respectively		(2,444.7)		(2,175.4)
Total stockholders' equity		2,015.4		1,911.8
Total liabilities and stockholders' equity	$	3,408.5	$	3,480.2

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY BRANDS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions, except per-share data)

		Year Ended August 31,				
		2023		**2022**		**2021**
Net sales	$	3,952.2	$	4,006.1	$	3,461.0
Cost of products sold		2,239.0		2,333.4		1,986.0
Gross profit		1,713.2		1,672.7		1,475.0
Selling, distribution, and administrative expenses		1,212.9		1,163.0		1,044.1
Special charges		26.9		—		3.3
Operating profit		473.4		509.7		427.6
Other expense:						
Interest expense, net		18.9		24.9		23.2
Miscellaneous expense (income), net		7.8		(9.1)		8.2
Total other expense		26.7		15.8		31.4
Income before income taxes		446.7		493.9		396.2
Income tax expense		100.7		109.9		89.9
Net income	$	346.0	$	384.0	$	306.3
Earnings per share[1]:						
Basic earnings per share	$	10.88	$	11.23	$	8.44
Basic weighted average number of shares outstanding		31.806		34.182		36.284
Diluted earnings per share	$	10.76	$	11.08	$	8.38
Diluted weighted average number of shares outstanding		32.164		34.645		36.554
Dividends declared per share	$	0.52	$	0.52	$	0.52
Comprehensive income:						
Net income	$	346.0	$	384.0	$	306.3
Other comprehensive income (loss) items, net of tax:						
Foreign currency translation adjustments		8.5		(33.3)		13.3
Defined benefit plans		4.7		5.7		21.2
Other comprehensive income (loss) items, net of tax		13.2		(27.6)		34.5
Comprehensive income	$	359.2	$	356.4	$	340.8

---

[1] Earnings per share is calculated using unrounded numbers. Amounts in the table may not recalculate exactly due to rounding.

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended August 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 346.0	$ 384.0	$ 306.3
Adjustments to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	93.2	94.8	100.1
Share-based payment expense	42.0	37.4	32.5
Gain on the sale or disposal of property, plant, and equipment	—	(2.3)	(0.1)
Asset impairments	20.8	1.7	6.0
Loss on sale of a business	11.2	—	—
Deferred income taxes	(47.8)	0.6	(2.7)
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	114.6	(99.7)	(68.7)
Inventories	115.2	(83.3)	(35.5)
Prepayments and other current assets	21.4	(17.6)	(18.2)
Accounts payable	(110.5)	2.6	65.5
Other	(28.0)	(1.9)	23.5
Net cash provided by operating activities	578.1	316.3	408.7
Cash flows from investing activities:			
Purchases of property, plant, and equipment	(66.7)	(56.5)	(43.8)
Proceeds from sale of property, plant, and equipment	—	8.9	4.7
Acquisitions of businesses, net of cash acquired	(35.5)	(12.9)	(75.3)
Other investing activities	11.5	(1.7)	(3.5)
Net cash used for investing activities	(90.7)	(62.2)	(117.9)
Cash flows from financing activities:			
Borrowings on credit facility, net of repayments	(18.0)	18.0	—
Issuances of long-term debt	—	—	493.8
Repayments of long-term debt	—	—	(401.1)
Repurchases of common stock	(266.6)	(514.8)	(434.9)
Proceeds from stock option exercises and other	2.7	12.5	3.2
Payments of taxes withheld on net settlement of equity awards	(14.2)	(8.6)	(4.5)
Dividends paid	(16.8)	(18.1)	(19.1)
Other financing activities	—	(1.4)	—
Net cash used for financing activities	(312.9)	(512.4)	(362.6)
Effect of exchange rate changes on cash and cash equivalents	0.2	(9.8)	2.4
Net change in cash and cash equivalents	174.7	(268.1)	(69.4)
Cash and cash equivalents at beginning of year	223.2	491.3	560.7
Cash and cash equivalents at end of year	$ 397.9	$ 223.2	$ 491.3
Supplemental cash flow information:			
Income taxes paid	$ 147.2	$ 109.4	$ 86.4
Interest paid	$ 27.9	$ 26.1	$ 22.2

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY BRANDS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

| | Common Stock Outstanding | | | | Accumulated Other | Treasury | |
	Shares[1]	Amount	Paid-in Capital	Retained Earnings	Comprehensive Loss Items	Stock, at cost	Total
Balance, August 31, 2020	38.9	$ 0.5	$ 963.6	$ 2,523.3	$ (132.7)	$(1,227.2)	$2,127.5
Net income	—	—	—	306.3	—	—	306.3
Other comprehensive income, net of tax	—	—	—	—	34.5	—	34.5
Share-based payment amortization, issuances, and cancellations	0.1	—	28.8	—	—	—	28.8
Employee stock purchase plan issuances	—	—	1.0	—	—	—	1.0
Cash dividends of $0.52 per share paid on common stock	—	—	—	(19.1)	—	—	(19.1)
Stock options exercised	—	—	2.2	—	—	—	2.2
Cumulative effect of adoption of ASC 326	—	—	—	(0.2)	—	—	(0.2)
Repurchases of common stock	(3.8)	—	—	—	—	(436.5)	(436.5)
Balance, August 31, 2021	35.2	0.5	995.6	2,810.3	(98.2)	(1,663.7)	2,044.5
Net income	—	—	—	384.0	—	—	384.0
Other comprehensive loss, net of tax	—	—	—	—	(27.6)	—	(27.6)
Share-based payment amortization, issuances, and cancellations	0.1	—	28.2	—	—	—	28.2
Employee stock purchase plan issuances	—	—	1.8	—	—	—	1.8
Cash dividends of $0.52 per share paid on common stock	—	—	—	(18.1)	—	—	(18.1)
Stock options exercised	0.1	—	10.7	—	—	—	10.7
Repurchases of common stock	(2.9)	—	—	—	—	(511.7)	(511.7)
Balance, August 31, 2022	32.5	0.5	1,036.3	3,176.2	(125.8)	(2,175.4)	1,911.8
Net income	—	—	—	346.0	—	—	346.0
Other comprehensive income, net of tax	—	—	—	—	13.2	—	13.2
Share-based payment amortization, issuances, and cancellations	0.2	—	27.8	—	—	—	27.8
Employee stock purchase plan issuances	—	—	1.5	—	—	—	1.5
Cash dividends of $0.52 per share paid on common stock	—	—	—	(16.8)	—	—	(16.8)
Stock options exercised	—	—	1.2	—	—	—	1.2
Repurchases of common stock	(1.6)	—	—	—	—	(269.3)	(269.3)
Balance, August 31, 2023	31.1	$ 0.5	$1,066.8	$ 3,505.4	$ (112.6)	$(2,444.7)	$2,015.4

_____

[1] Share activity and balances above calculated using rounded numbers.

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

Note 1 — Description of Business and Basis of Presentation

Acuity Brands, Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) is a market-leading industrial technology company. We use technology to solve problems in spaces and light. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management systems, and location-aware applications.

ABL Segment

Our ABL strategy is to increase product vitality, improve service levels, use technology to improve and differentiate both our products and our services, and drive productivity. ABL's portfolio of lighting solutions includes commercial, architectural, and specialty lighting in addition to lighting controls and components that can be combined to create integrated lighting controls systems. We offer devices such as luminaires that predominantly utilize light emitting diode ("LED") technology designed to optimize energy efficiency and comfort for various indoor and outdoor applications. ABL's portfolio of products includes but is not limited to the following brands: A-Light™, Aculux™, American Electric Lighting®, Cyclone™, Dark to Light®, eldoLED®, Eureka®, Gotham®, Healthcare Lighting®, Holophane®, Hydrel®, Indy™, IOTA®, Juno®, Lithonia Lighting®, Luminaire LED™, Luminis®, Mark Architectural Lighting™, nLight®, OPTOTRONIC®, Peerless®, RELOC® Wiring Solutions, and Sensor Switch™.

Principal customers of ABL include electrical distributors, retail home improvement centers, electric utilities, national accounts, original equipment manufacturer ("OEM") customers, digital retailers, lighting showrooms, and energy service companies. Our customers are located in North America and select international markets that serve new construction, renovation and retrofit, and maintenance and repair applications. ABL's lighting and lighting controls solutions are sold primarily through a network of independent sales agencies that cover specific geographic areas and market channels, by internal sales representatives, through consumer retail channels, directly to large corporate accounts, and directly to OEM customers. Products are delivered directly from our manufacturing facilities or through a network of distribution centers, regional warehouses, and commercial warehouses using both common carriers and an internally-managed truck fleet.

ISG Segment

Our ISG strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. ISG offers building management solutions and building management software. Our building management solutions include products for controlling heating, ventilation, air conditioning ("HVAC"); lighting; shades; refrigeration; and building access that deliver end-to-end optimization of those building systems. Our intelligent building software enhances the occupant experience, improves building system management, and automates labor intensive tasks while delivering operational energy efficiency and cost reductions. Through a connected and converged building system architecture, our software delivers different applications, allows clients to upgrade over time with natural refresh cycles, and deploys new capabilities. Customers of ISG primarily include system integrators as well as retail stores, airports, and enterprise campuses throughout North America and select international locations. ISG products and solutions are marketed under multiple brand names, including but not limited, to Atrius®, Distech Controls®, and KE2 Therm Solutions®.

Basis of Presentation

We have prepared the *Consolidated Financial Statements* in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") to present the financial position, results of operations, and cash flows of Acuity Brands, Inc. and its wholly-owned subsidiaries.

Note 2 — Significant Accounting Policies

Principles of Consolidation

The *Consolidated Financial Statements* include the accounts of Acuity Brands, Inc. and its wholly-owned subsidiaries after elimination of intercompany transactions and accounts.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for information related to our revenue recognition accounting policies.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in time deposits and marketable securities and is included in the accompanying balance sheets at fair value. We consider time deposits and marketable securities with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

We record accounts receivable at net realizable value. This value includes a reserve for doubtful accounts to reflect our estimate of expected credit losses over the contractual term of our receivables. Our estimation of current expected credit losses reflects our considerations of historical write-offs, an analysis of past due accounts based on the contractual terms of the receivables, and the economic status of customers, if known. We additionally consider the impact of general economic conditions, including construction spending, unemployment rates, and macroeconomic growth, on our customers' future ability to meet their obligations. We believe that the reserve is sufficient to cover uncollectible amounts; however, there can be no assurance that unanticipated future business conditions of customers will not have a negative impact on our results of operations, financial condition, or cash flows.

Concentrations of Credit Risk

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide variety of customers and markets using our lighting, lighting controls, building management systems, and location-aware applications as well as their dispersion across many different geographic areas. One customer accounted for approximately 10% of receivables at August 31, 2023 and at August 31, 2022. No single customer accounted for more than 10% of net sales in fiscal 2023, 2022, or 2021.

Reclassifications

We may reclassify certain prior period amounts to conform to the current year presentation. No material reclassifications occurred during the current period.

Inventories

Inventories include materials, direct labor, inbound freight, customs, duties, tariffs, and related manufacturing overhead. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value and consist of the following as of the dates presented (in millions):

	August 31,	
	2023	**2022**
Raw materials, supplies, and work in process[1]	$ 214.0	$ 252.6
Finished goods	180.3	264.0
Inventories excluding reserves	394.3	516.6
Less: Reserves	(25.8)	(30.9)
Total inventories	$ 368.5	$ 485.7

_____

[1] Due to the immaterial amount of estimated work in process and the short lead times for the conversion of raw materials to finished goods, we do not believe the segregation of raw materials and work in process is meaningful information.

We review inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on estimated future demand and current market conditions. A significant change in customer demand or market conditions could render certain inventory obsolete and could have a material adverse impact on our operating results in the period the change occurs. The following table summarizes the changes in our inventory reserves for the periods presented (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Beginning balance	$ 30.9	$ 38.0	$ 49.3
Additions to reserve	16.2	15.7	21.4
Disposals of reserved inventory	(20.6)	(22.5)	(32.7)
Foreign currency translation adjustments	(0.7)	(0.3)	—
Ending balance	$ 25.8	$ 30.9	$ 38.0

Assets Held for Sale

We classify assets as held for sale when a plan for disposal is developed and approved, the asset is available for immediate sale, an active program to locate a buyer at a price reasonable in relation to current fair value is initiated, and transfer of the asset is expected to be completed within one year. We cease the depreciation and amortization of the assets when all of these criteria have been met and generally reflect balances within *Prepayments and other current assets* on our *Consolidated Balance Sheets*. We did not have any assets classified as held for sale at August 31, 2023 or August 31, 2022.

During the year ended August 31, 2022, we sold one building classified as held for sale at August 31, 2021 with a total carrying value of $6.6 million for a gain of approximately $2.3 million. This gain is reflected in *Selling, distribution, and administrative expenses* within our *Consolidated Statements of Comprehensive Income*.

Goodwill and Other Intangibles

The changes in the carrying amount of goodwill during the periods presented by segment are summarized as follows (in millions):

	ABL	ISG	Total
Balance as of August 31, 2021	$ 1,022.2	$ 72.5	$ 1,094.7
Adjustments to provisional amounts from acquired businesses	2.3	—	2.3
Foreign currency translation adjustments	(10.3)	(2.4)	(12.7)
Balance as of August 31, 2022	1,014.2	70.1	1,084.3
Additions from acquired businesses	—	15.2	15.2
Adjustments to provisional amounts from acquired businesses	—	(0.2)	(0.2)
Derecognitions for divestitures	(0.7)	—	(0.7)
Foreign currency translation adjustments	0.9	(1.6)	(0.7)
Balance as of August 31, 2023	$ 1,014.4	$ 83.5	$ 1,097.9

Through multiple acquisitions, we acquired definite-lived intangible assets that are amortized over their estimated useful lives. Indefinite-lived intangible assets consist of trade names that are expected to generate cash flows indefinitely. Significant estimates and assumptions were used to determine the initial fair value of these acquired intangible assets, including estimated future short-term and long-term net sales and profitability, customer attrition rates, royalty rates, and discount rates. Certain of our intangible assets are attributable to foreign operations and are impacted by currency translation due to movements in foreign currency rates year over year. Summarized information for our intangible assets is as follows as of the dates presented (in millions except amortization periods):

	August 31,			
	2023		2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:				
Patents and patented technology	$ 158.8	$ (122.3)	$ 160.8	$ (116.0)
Trademarks and trade names	45.5	(18.4)	27.2	(18.3)
Distribution network	61.8	(49.4)	61.8	(47.3)
Customer relationships	425.0	(155.4)	427.7	(140.4)
Total definite-lived intangible assets	$ 691.1	$ (345.5)	$ 677.5	$ (322.0)
Indefinite-lived trade names	$ 135.6		$ 173.7	

We recorded amortization expense of $42.1 million, $41.0 million, and $40.7 million related to acquired intangible assets during fiscal 2023, 2022, and 2021, respectively. Amortization expense is generally recorded on a straight-line basis and is expected to be approximately $39.6 million in fiscal 2024, $32.2 million in fiscal 2025, $29.5 million in fiscal 2026, $28.0 million in fiscal 2027, and $23.9 million in fiscal 2028.

We test goodwill and indefinite-lived intangible assets for impairment on an annual basis as of the first date of our fourth fiscal quarter (June 1) or more frequently if facts and circumstances indicate an asset is more likely than not impaired, as required by Accounting Standards Codification ("ASC") Topic 350, *Intangibles—Goodwill and Other* ("ASC 350"). ASC 350 allows for an optional qualitative analysis for goodwill to determine the likelihood of impairment. If the qualitative review results in a more likely than not probability of impairment, a quantitative analysis is required. The qualitative step may be bypassed entirely in favor of a quantitative test.

The quantitative analysis for goodwill tests for impairments by comparing the fair value of a reporting unit to its carrying value, including goodwill. Reporting unit fair values can be determined based on a combination of valuation techniques including the expected present value of future cash flows, a market multiple approach, and a comparable transaction approach. If the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired. Conversely, if the carrying value of a reporting unit exceeds its fair value, an impairment charge for the difference would be recorded.

In fiscal 2023, 2022, and 2021, we used a quantitative analysis to calculate the fair value of our reporting units using a combination of discounted future cash flows and relevant market multiples. The analysis for goodwill did not result in an impairment charge during fiscal 2023, 2022, or 2021.

We performed our annual indefinite-lived intangible asset impairment analyses on the first day of our fiscal fourth quarter (June 1) for each period presented. As of June 1, 2023, the current fiscal year testing date, we held 13 indefinite-lived intangible assets with an aggregate carrying value of $173.4 million. The impairment test for indefinite-lived trade names compares the fair value of a trade name with its carrying value. If the carrying amount exceeds the estimated fair value, an impairment loss would be recorded for the amount of the excess. We estimate the fair value of indefinite-lived trade names using a fair value model based on discounted future cash flows. Significant assumptions, including estimated future short-term and long-term net sales, royalty rates, and discount rates, are used in the determination of estimated fair value for indefinite-lived trade names. Refer to the *Fair Value Measurement* footnote of the *Notes to Consolidated Financial Statements* for further information regarding significant assumptions used in our fiscal 2023 impairment test.

Based on the results of the indefinite-lived intangible asset analyses for fiscal 2023, we recorded an impairment charge of $14.0 million for six trade names within *Special Charges* in the *Consolidated Statements of Comprehensive Income* related to our ABL segment. We also determined five of these trade names no longer have indefinite lives. These trade names were classified as definite-lived as of June 1, 2023 and will be amortized over 15 years. The impairment analyses for fiscal 2023 of the other seven indefinite-lived intangible assets indicated that their fair values exceeded their carrying values.

The impairment analyses of our indefinite-lived intangible assets indicated that their fair values exceeded their carrying values for fiscal 2022 and fiscal 2021.

Other Long-Term Assets

Other long-term assets consist of the following items whose economic benefits are expected to be realized greater than one year from the dates presented (in millions):

	August 31,			
	2023		**2022**	
Deferred costs and other assets[1] [2]	$	29.9	$	28.1
Investments in debt and equity securities		7.2		11.9
Pensions plans in which plan assets exceed benefit obligation		12.4		8.0
Total other long-term assets	$	49.5	$	48.0

_____

[1]   Estimated recoveries of warranty and recall costs, net of estimated credit losses, expected to be recovered greater than one year from the respective balance sheet dates are included in this category.

[2]   Included within this category are company-owned life insurance investments. We maintain life insurance policies on 56 former employees primarily to satisfy obligations under certain deferred compensation plans. These company-owned life insurance policies are presented net of loans that are secured by these policies. This program is frozen, and no new policies were issued in the three-year period ended August 31, 2023.

Other Current Liabilities

Other current liabilities consist of the following as of the dates presented (in millions):

	August 31,	
	2023	2022
Customer incentive programs[1]	$ 31.6	$ 40.7
Refunds to customers[1]	25.6	28.0
Current deferred revenues[1]	14.1	11.4
Sales commissions	35.7	41.9
Freight costs	15.0	22.8
Warranty and recall costs[2]	22.8	22.4
Tax-related items[3]	9.2	13.9
Interest on long-term debt[4]	2.3	2.3
Other	30.4	30.7
Total other current liabilities	$ 186.7	$ 214.1

[1] Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[2] Refer to the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[3] Includes accruals for income, property, sales and use, and value added taxes.
[4] Refer to the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Other Long-Term Liabilities

Other long-term liabilities consist of the following as of the dates presented (in millions):

	August 31,	
	2023	2022
Deferred compensation and postretirement benefits other than pensions[1]	$ 45.6	$ 44.4
Deferred revenues[2]	47.6	53.1
Unrecognized tax position liabilities, including interest[3]	23.4	22.0
Self-insurance liabilities[4]	3.8	3.7
Product warranty and recall costs[4]	8.8	4.9
Other	—	0.8
Total other long-term liabilities	$ 129.2	$ 128.9

[1] We maintain several non-qualified retirement plans for the benefit of eligible employees, primarily deferred compensation plans. The deferred compensation plans provide for elective deferrals of an eligible employee's compensation and, in some cases, matching contributions by the organization. We maintain life insurance policies on certain former officers and other key employees as a means of satisfying a portion of these obligations.
[2] Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[3] Refer to the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[4] Refer to the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Shipping and Handling Fees and Costs

We include shipping and handling fees billed to customers in *Net sales* in the *Consolidated Statements of Comprehensive Income*.

When a product is sold, the associated shipping and handling costs are recorded in the *Consolidated Statements of Comprehensive Income* based on their function. Costs associated with inbound freight and freight between manufacturing facilities and distribution centers are generally recorded in *Cost of products sold,* which may be capitalized into inventory. Other shipping and handling costs, which primarily include amounts incurred to transfer finished goods to a customer's desired location, are included in *Selling, distribution, and administrative expenses* and totaled $141.7 million, $151.2 million, and $132.0 million in fiscal 2023, 2022, and 2021, respectively.

Share-based Payments

We account for stock options, restricted stock, performance stock units, and stock units representing certain deferrals into the Nonemployee Director Deferred Compensation Plan (the "Director Plan") or the Supplemental Deferred Savings Plan ("SDSP") (both of which are discussed further in the *Share-based Payments* footnote) based on their grant-date fair values estimated under the provisions of ASC Topic 718, *Compensation—Stock Compensation* ("ASC 718").

We generally recognize compensation cost for share-based payment transactions on a straight-line basis over an award's requisite service period as defined by ASC 718. We apply the accelerated attribution method in certain circumstances, such as when a performance stock unit is subject to graded vesting. For awards subject to a market condition, we consider both actual and derived service periods, as well as the expected performance period, to determine the appropriate compensation recognition method. We have recorded share-based payment expense, net of estimated forfeitures, in *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income*. Share-based payment expense includes expense related to restricted stock, performance stock units, options issued, and stock units deferred into the Director Plan. We recorded $42.0 million, $37.4 million, and $32.5 million of share-based payment expense for the years ended August 31, 2023, 2022, and 2021, respectively. The total income tax benefit recognized for share-based payment expense was $7.2 million, $9.6 million, and $6.5 million for the years ended August 31, 2023, 2022, and 2021, respectively.

Excess tax benefits and/or expense related to share-based payment awards are reported within *Income tax expense* on the *Consolidated Statements of Comprehensive Income*. We recognized net excess tax benefit related to share-based payment cost of $1.5 million and $4.8 million for the years ended August 31, 2023 and 2022, respectively. We recognized net excess tax expense related to share-based payment cost of $0.5 million for the year ended August 31, 2021.

See the *Share-based Payments* footnote of the *Notes to Consolidated Financial Statements* for more information.

Property, Plant, and Equipment

Property, plant, and equipment is initially recorded at cost and depreciated principally on a straight-line basis using estimated useful lives of plant and equipment (3 to 40 years for buildings and related improvements and 2 to 15 years for machinery and equipment) for financial reporting purposes. Accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the improvement. Land is not depreciated. Depreciation expense amounted to $51.1 million, $53.8 million, and $59.4 million during fiscal 2023, 2022, and 2021, respectively. The balance of property, plant, and equipment consists of the following as of the dates presented (in millions):

| | August 31, | | | |
	2023		**2022**	
Land	$	23.0	$	22.0
Buildings and leasehold improvements		210.9		202.3
Machinery and equipment		727.9		667.6
Total property, plant, and equipment, at cost		961.8		891.9
Less: Accumulated depreciation and amortization		(664.2)		(615.4)
Property, plant, and equipment, net	$	297.6	$	276.5

Research and Development

Research and development ("R&D") expense consists of compensation, payroll taxes, employee benefits, materials, supplies, and other administrative costs, but it does not include all new or enhanced product development costs. R&D expense is expensed as incurred and is included in *Selling, distribution, and administrative expenses* in our *Consolidated Statements of Comprehensive Income*. R&D expense amounted to $97.1 million, $95.1 million, and $88.3 million during fiscal 2023, 2022, and 2021, respectively.

Advertising

Advertising costs are expensed as incurred and are included within *Selling, distribution, and administrative expenses* in our *Consolidated Statements of Comprehensive Income*. These costs totaled $21.9 million, $19.3 million, and $15.9 million during fiscal 2023, 2022, and 2021, respectively.

Interest Expense, Net

Interest expense, net, is comprised primarily of interest expense on long-term debt, line of credit borrowings, and loans that are secured by and presented net of company-owned life insurance policies on our *Consolidated Balance Sheets.* Interest expense is partially offset by interest income earned on cash and cash equivalents.

The following table summarizes the components of *Interest expense, net* during the periods presented (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Interest expense	$ 27.9	$ 27.0	$ 24.2
Interest income	(9.0)	(2.1)	(1.0)
Interest expense, net	$ 18.9	$ 24.9	$ 23.2

Miscellaneous Expense (Income), Net

Miscellaneous expense (income), net, is comprised primarily of non-service related components of net periodic pension cost, gains and losses associated with foreign currency-related transactions, and non-operating gains and losses. During fiscal 2023 we reported an $11.2 million loss of the sale of our Sunoptics prismatic skylights business. The details of the Sunoptics sale are described in the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements*.

Amounts relating to foreign currency transactions consisted of net gains of $8.4 million in fiscal 2023, net gains of $5.3 million in fiscal 2022, and net losses of $1.3 million in fiscal 2021.

Income Taxes

We are taxed at statutory corporate rates after adjusting income reported for financial statement purposes for certain items that are treated differently for income tax purposes. Deferred income tax expenses or benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. Refer to the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Foreign Currency Translation

The functional currency for foreign operations is generally the local currency where the foreign operations are domiciled. The translation of foreign currencies into U.S. dollars is performed for asset and liability accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using a weighted average exchange rate each month during the year. The gains or losses resulting from the balance sheet translation are included in *Foreign currency translation adjustments* in the *Consolidated Statements of Comprehensive Income* and are excluded from net income.

Comprehensive Income

Comprehensive income represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. *Other comprehensive income (loss) items* includes foreign currency translation and pension adjustments.

The following table presents the changes in each component of accumulated other comprehensive loss net of tax during the periods presented (in millions):

	Foreign Currency Items	Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss Items
Balance as of August 31, 2021	$ (40.2)	$ (58.0)	$ (98.2)
Other comprehensive (loss) income before reclassifications	(33.3)	0.7	(32.6)
Amounts reclassified from accumulated other comprehensive loss [1]	—	5.0	5.0
Net current period other comprehensive (loss) income	(33.3)	5.7	(27.6)
Balance as of August 31, 2022	(73.5)	(52.3)	(125.8)
Other comprehensive income before reclassifications	8.5	0.4	8.9
Amounts reclassified from accumulated other comprehensive loss [1]	—	4.3	4.3
Net current period other comprehensive income	8.5	4.7	13.2
Balance as of August 31, 2023	$ (65.0)	$ (47.6)	$ (112.6)

_____

[1] The before tax amounts of the defined benefit pension plan items are included in net periodic pension cost. See the *Pension and Defined Contribution Plans* footnote for additional details.

The following table presents the tax expense or benefit allocated to each component of other comprehensive income (loss) during the periods presented (in millions):

	Year Ended August 31,								
	2023			2022			2021		
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Foreign currency translation adjustments	$ 8.5	$ —	$ 8.5	$ (33.3)	$ —	$ (33.3)	$ 13.3	$ —	$ 13.3
Defined benefit pension plans:									
Tax adjustments	—	—	—	—	—	—	—	(3.2)	(3.2)
Actuarial gains	0.4	—	0.4	0.7	—	0.7	17.5	(3.6)	13.9
Amortization of defined benefit pension items:									
Prior service cost	2.6	(0.6)	2.0	2.9	(0.7)	2.2	2.9	(0.6)	2.3
Actuarial losses	3.0	(0.7)	2.3	3.3	(0.8)	2.5	5.5	(1.2)	4.3
Settlement losses	—	—	—	0.4	(0.1)	0.3	3.9	—	3.9
Total defined benefit plans, net	6.0	(1.3)	4.7	7.3	(1.6)	5.7	29.8	(8.6)	21.2
Other comprehensive income (loss)	$ 14.5	$ (1.3)	$ 13.2	$ (26.0)	$ (1.6)	$ (27.6)	$ 43.1	$ (8.6)	$ 34.5

Note 3 — New Accounting Pronouncements

Accounting Standards Adopted in Fiscal 2023

Accounting Standards Update ("ASU") 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08")

In October 2021, the Financial Accounting Standards Board (the "FASB") issued ASU 2021-08, which requires companies to recognize and measure contract assets and contract liabilities acquired in a business combination as if the acquiring company originated the related revenue contracts. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, or our fiscal 2024, with early adoption permitted, including in an interim period. We early adopted ASU 2021-08 as of May 15, 2023, on a prospective basis, as permitted by the standard, and applied its provisions to our current period acquisition. This standard did not have a material effect on our fiscal 2023 acquisition or our financial condition, results of operations, or cash flows.

Accounting Standards Yet to Be Adopted

ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method ("ASU 2023-02")

In March 2023, the FASB issued ASU 2023-02, which expands the permitted use of the proportional amortization method of accounting for certain tax-related investments if certain conditions are met. ASU 2023-02 is effective for fiscal years beginning after December 15, 2023, or our fiscal 2025, with early adoption permitted, including in an interim period. As of August 31, 2023, we do not hold any qualifying investments. Therefore, we do not expect ASU 2023-02 to have a material impact on our financial condition, results of operations, or cash flows.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Note 4 — Acquisitions and Divestitures

Acquisitions

The following discussion relates to fiscal 2023 and 2021 acquisitions. There were no acquisitions during fiscal 2022. The $12.9 million of cash outflows reflected in the fiscal 2022 *Consolidated Statements of Cash Flows* relate to fiscal 2021 acquisitions primarily for working capital settlements.

Fiscal 2023 Acquisitions

On May 15, 2023, using cash on hand, we acquired all of the equity interests of KE2 Therm Solutions, Inc. ("KE2 Therm"). KE2 Therm develops and provides intelligent refrigeration control solutions that deliver the precision of digital controls to promote safety, efficiency, and reliability, while delivering cost savings to the customer. This acquisition is intended to expand ISG's technology and controls product portfolio and reach new customers.

We accounted for the acquisition of KE2 Therm in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations* ("ASC 805"). Acquired assets and liabilities were recorded at their estimated acquisition-date fair values. Acquisition-related costs were expensed as incurred and were not material to our financial statements. The aggregate purchase price of these acquisitions reflects preliminary goodwill within the ISG segment of $15.0 million at August 31, 2023, which is not expected to be deductible for tax purposes. The goodwill is primarily comprised of expected benefits related to expanding ISG's technology and controls product portfolio as well as the trained workforce acquired with these businesses and expected synergies from combining the operations of KE2 Therm with our operations.

We additionally recorded preliminary gross intangible assets of $18.0 million as of August 31, 2023, which reflect estimates for definite-lived intangibles with a preliminary estimated weighted average useful life of approximately 15 years.

Amounts recorded for acquired assets and liabilities are deemed to be provisional until disclosed otherwise as we continue to gather information related to the identification and valuation of acquired assets and liabilities including, but not limited to, intangible assets and tax-related items. The operating results of KE2 Therm have been included in our financial statements since the date of acquisition and are not material to our financial condition, results of operations, or cash flows.

Fiscal 2021 Acquisitions

ams OSRAM's North American Digital Systems Business

On July 1, 2021, using cash on hand, we acquired certain assets and liabilities of ams OSRAM's North American Digital Systems business ("OSRAM DS"). This acquisition is intended to enhance our LED driver and controls technology portfolio and accelerate our innovation, expand our access to market through a more fulsome OEM product offering, and give us more control over our supply chain.

Rockpile Ventures, Inc.

On May 18, 2021, using cash on hand, we acquired all of the equity interests of Rockpile Ventures, Inc., ("Rockpile Ventures") an accelerator of edge artificial intelligence ("AI") startups. Rockpile Ventures helps early-stage artificial intelligence companies drive co-engineering and co-selling partnerships with major cloud ecosystems, enabling faster adoption from proof-of-concept trials to market scale.

Accounting for Fiscal 2021 Acquisitions

We accounted for the acquisitions of Rockpile Ventures and OSRAM DS (collectively the "2021 Acquisitions") in accordance with ASC 805. We finalized the acquisition accounting for the 2021 Acquisitions during fiscal 2022. There were no material changes to our financial statements as a result of the finalization of the acquisition accounting for these acquisitions.

The aggregate purchase price of the 2021 Acquisitions reflects goodwill of $12.3 million and definite-lived customer-based intangible assets of $6.7 million, which have a useful life of approximately 11 years. Goodwill recognized from the 2021 Acquisitions is comprised primarily of expected synergies from obtaining more control over our supply chain and technology, combining the operations of the acquired business with our operations, and acquiring the associated trained workforce. Goodwill from the 2021 Acquisitions totaling $9.2 million is tax deductible.

Divestitures

We sold our Sunoptics prismatic skylights business in November 2022. We transferred assets with a total carrying value of $15.1 million, which primarily consisted of intangibles with definite lives, inventories, and allocated goodwill from the ABL segment. We recognized a pre-tax loss on the sale of $11.2 million within *Miscellaneous expense (income), net* on the *Consolidated Statements of Comprehensive Income*. Additionally, we recorded impairment charges for certain retained assets as well as associate severance and other costs related to the sale. These items are included within *Special charges* on the *Consolidated Statements of Comprehensive Income*. See the *Special Charges* and *Fair Value Measurements* footnotes of the *Notes to Consolidated Financial Statements* for further details. There were no divestitures during fiscal 2022 or 2021.

Note 5 — Fair Value Measurements

We determine fair value measurements based on the assumptions a market participant would use in pricing an asset or liability. ASC Topic 820, *Fair Value Measurement* ("ASC 820"), establishes a three-level hierarchy that distinguishes between market participant assumptions based on (i) unadjusted quoted prices for identical assets or liabilities in an active market (Level 1), (ii) quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (Level 2), and (iii) prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (Level 3).

We utilize valuation methodologies to determine the fair values of our financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC 820. All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during the current period. No transfers between the levels of the fair value hierarchy occurred during the current fiscal period. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized on the date of occurrence. We may from time to time be required to remeasure the carrying value of certain assets and liabilities to fair value on a nonrecurring basis. Such adjustments typically arise if we determine that certain of our assets are impaired.

Financial Instruments Recorded at Fair Value

The following table summarizes balances and the fair value hierarchy level of our financial instruments recorded at fair value on a recurring basis as of the dates presented (in millions):

| | August 31, | | | | | | | |
| | 2023 | | | | 2022 | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 397.9	$ —	$ —	$ 397.9	$ 223.2	$ —	$ —	$ 223.2
Other financial instruments	—	0.4	—	0.4	—	—	—	—
Assets in fair value hierarchy	397.9	0.4	—	398.3	223.2	—	—	223.2
Other investments[(1)]				7.2				11.9
Total assets at fair value	$ 397.9	$ 0.4	$ —	$ 405.5	$ 223.2	$ —	$ —	$ 235.1

_____

[(1)] Includes strategic investments in privately-held entities over which we do not exercise significant influence or control without readily determinable fair values. Amounts are recorded at cost less any impairment adjusted for observable price changes, if any.

During the second quarter of fiscal 2023, we received cash for the cancellation of a strategic investment, whose underlying company was acquired by a third party. We also received preferred equity in the third party with a cost basis of $2.5 million that is accounted for under ASC 320, *Investments—Debt Securities* using discounted cash flows based on rates of similar instruments (Level 2). During the year ended August 31, 2023, we recorded an allowance for credit loss for this investment for its full cost basis. This credit loss reflected a decline in the underlying company's financial condition and long-term prospects, which included a suspension of dividend payments owed to us as well as a significant market decline in its publicly traded securities, including similar preferred equities. This impairment charge is reflected in *Miscellaneous expense (income), net* for the year ended August 31, 2023 within our *Consolidated Statements of Comprehensive Income.* Accrued interest related to this investment was not material to our financial statements. We had no credit losses on our investments at August 31, 2022.

Nonrecurring Fair Value Measurements

The following table summarizes information related to our nonrecurring fair value measurements during the current fiscal year (in millions):

	Measurement Date	Fair Value Hierarchy Level	Fair Value
Indefinite-lived trade names	June 1, 2023	Level 3	$ 46.5
Right of use operating lease asset group	November 30, 2022	Level 3	3.4
Total assets at nonrecurring fair value			$ 49.9

Indefinite-Lived Trade Names

We performed an evaluation of the fair values of our indefinite-lived trade names as of June 1, 2023. Our analyses indicated that the carrying values of six of our trade names exceeded their fair values due primarily to expectations of the associated brands' future performance compared to original expectations at acquisition date as well as increases in overall discount rates. The total fair value of these trade names at June 1, 2023 totaled $46.5 million, which resulted in an impairment charge of $14.0 million. This charge is reflected within *Special Charges* on the *Consolidated Statements of Comprehensive Income* and relates to our ABL segment. We also determined the remaining value for five of these indefinite-lived trade names no longer have indefinite lives. These trade names were classified as definite-lived as of June 1, 2023 and will be amortized over 15 years. The impairment analyses of the other seven indefinite-lived intangible assets indicated that their fair values exceeded their carrying values.

We utilized significant assumptions to estimate the fair values of our indefinite-lived trade names using a fair value model based on discounted future cash flows ("fair value model") in accordance with ASC 820. Future cash flows associated with our indefinite-lived trade names were calculated by multiplying a theoretical royalty rate a willing third party would pay for use of the particular trade name by estimated future net sales attributable to the relevant trade name. The present value of the resulting after-tax cash flows reflected our estimate of the fair value of each trade name. This fair value model required us to make several significant assumptions, including specific estimated future net sales (including short and long-term growth rates), a royalty rate, and a discount rate for each trade name.

Future net sales and short-term growth rates are estimated for trade names based on management's financial forecasts, which consider key business drivers, such as specific revenue growth initiatives, market share changes, expected growth in our addressable market, and general economic factors, such as macroeconomic conditions, credit availability, and interest rates. Our expected revenues as of June 1, 2023 were based on our fiscal 2023 and 2024 projections as well as recent third-party lighting, controls, and building technology solutions market growth estimates through 2028. We also included revenue growth estimates based on current initiatives expected to help improve performance, as appropriate. The long-term growth rate used in determining terminal value was estimated at 2.5% and was based primarily on our understanding of projections for expected long-term growth for our addressable market and historical long-term performance.

The theoretical royalty rate was estimated primarily using management's assumptions regarding the amount a willing third party would pay to use the particular trade name and was compared with market information for similar intellectual property within and outside of the industry. During fiscal 2023, estimated theoretical royalty rates ranged between 1% and 3%. We based discount rates on the Capital Asset Pricing Model, which considers a current risk-free interest rate, beta, market risk premium, and size premium appropriate for each intangible. We utilized a range of estimated discount rates between 11% and 13% as of June 1, 2023.

Any reasonably likely change in the assumptions used in the analyses for our trade names, including revenue growth rates, royalty rates, and discount rates, would not be material to our financial condition or results of operations.

Right of Use Operating Lease Asset Group

In connection with our sale of our Sunoptics prismatic skylights business in November 2022, we retained certain assets, primarily right of use lease assets, that we did not plan to continue using in our manufacturing operations. Accordingly, we assessed the recoverability of these assets using an undiscounted cash flow model and concluded that the carrying values of the assets were not fully recoverable, which triggered an impairment test for these assets. Our impairment test indicated that the fair value of the assets totaled $3.4 million, which resulted in an impairment charge of $4.3 million. This amount is included within *Special charges* on the *Consolidated Statements of Comprehensive Income*.

The recoverability and impairment test required significant assumptions including estimated future cash flows, the identification of assets within the asset group, and the determination of appropriate discount rates. Future cash flows were largely based both on third-party market date for sublease rental rates as well as our historic experience in subleasing properties. The discount rate was calculated using a methodology consistent with our incremental borrowing rate for leases initiated at that time and approximated the high end of our weighted average discount rate for operating leases described in the *Leases* footnote of the *Notes to Consolidated Financial Statements.*

Disclosures of Fair Value of Financial Instruments

Disclosures of fair value information about financial instruments, for which it is practicable to estimate that value, are required each reporting period in addition to any financial instruments carried at fair value on a recurring basis as prescribed by ASC Topic 825, *Financial Instruments* ("ASC 825"). In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Fair value for our outstanding debt obligations is estimated based on discounted future cash flows using rates currently available for debt of similar terms and maturity (Level 2). Our senior unsecured public notes are carried at the outstanding balance, net of unamortized bond discount and deferred costs, as of the end of the reporting period. The estimated fair value of our senior unsecured public notes was $401.4 million and $399.2 million as of August 31, 2023 and 2022, respectively.

We had no short-term borrowings and $18.0 million of short-term borrowings outstanding under our revolving credit facility as of August 31, 2023 and 2022, respectively. These borrowings are variable-rate instruments that reset on a frequent short-term basis; therefore, we estimate that any outstanding carrying values of these instruments, which are equal to their face amounts, approximate their fair values. See *Debt and Lines of Credit* footnote for further details on our outstanding borrowings.

ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value to us. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating our management of liquidity and other risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Note 6 — Leases

We lease property and equipment under operating lease arrangements, most of which relate to distribution centers and manufacturing facilities in the U.S., Mexico, and Canada. We include both the contractual term as well as any renewal option that we are reasonably certain to exercise in the determination of our lease terms. For leases with a term of greater than 12 months, we value lease liabilities as the present value of the lease payments over the related term. Related assets are equal to the calculated lease liabilities adjusted for incentives and other items as prescribed by ASC Topic 842, *Leases* ("ASC 842"). Lease payments generally consist of fixed amounts, and variable amounts based on a market rate or an index are not material to our consolidated lease cost. We have elected to use the practical expedient present in ASC 842 to not separate lease and non-lease components for all significant underlying asset classes and instead account for them together as a single lease component in the measurement of our lease liabilities.

We apply the short-term lease exception to leases with a term of 12 months or less and exclude such leases from our *Consolidated Balance Sheets*. Payments related to these short-term leases are expensed on a straight-line basis over the lease term and are reflected as a component of lease cost within our *Consolidated Statements of Comprehensive Income*.

Generally, the rates implicit in our leases are not readily determinable. Therefore, we discount future lease payments using our estimated incremental borrowing rate at lease commencement. We determine this rate based on a credit-adjusted risk-free rate, which approximates a secured rate over the lease term. The weighted average discount rate for operating leases was 3.5% and 2.5% as of August 31, 2023 and 2022, respectively.

The following table presents the future undiscounted payments due on our operating lease liabilities as well as a reconciliation of those payments to our operating lease liabilities recorded as of the date presented (in millions):

Fiscal year	August 31, 2023
2024	$ 22.5
2025	20.9
2026	16.5
2027	12.5
2028	8.9
Thereafter	24.0
Total undiscounted lease payments	105.3
Less: Discount due to interest	(10.1)
Present value of lease liabilities	$ 95.2

The weighted average remaining lease term for our operating leases was six years as of August 31, 2023.

Lease cost is recorded within *Cost of products sold,* and may be capitalized into inventory as manufacturing overhead, or *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* based on the primary use of the related right of use ("ROU") asset. The components of total lease cost were as follows during the periods presented (in millions):

		Year Ended August 31,				
		2023		**2022**		**2021**
Operating lease cost	$	22.3	$	18.8	$	18.3
Variable lease cost		4.2		2.7		2.0
Short-term lease cost		3.6		4.3		2.2
Total lease cost	$	30.1	$	25.8	$	22.5

Cash paid for operating lease liabilities during the year ended August 31, 2023, 2022, and 2021 was $20.1 million, $18.5 million, and $26.2 million, respectively. ROU assets obtained in exchange for lease liabilities during the year ended August 31, 2023 and 2022 were $29.9 million and $37.3 million, respectively.

We have no significant leases that have not yet commenced as of August 31, 2023 that create significant rights and obligations.

We have subleased certain properties. Lease income from these subleases is recognized in the *Consolidated Statements of Comprehensive Income* as it is earned and is not material to our consolidated results of operations. We do not have any other significant transactions in which we are the lessor.

During fiscal 2023 and 2022, we committed to plans to vacate certain leased properties, which indicated that it was more likely than not that the fair value of the related ROU assets were below their carrying values. We assessed the recoverability of these assets using an undiscounted cash flow model and concluded that the carrying values of the assets were not fully recoverable. We recorded impairment charges of $4.3 million related to these assets using a discounted cash flow model to estimate their fair values in fiscal 2023. The fiscal 2023 impairment was related to the ABL segment. The impairments were recorded within *Special charges* in the *Consolidated Statements of Comprehensive Income*. See the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* for further details on the fiscal 2023 impairment. The recoverability and impairment tests required significant assumptions including estimated future cash flows, the identification of assets within each asset group, and the determination of appropriate discount rates.

No impairments were recorded for leases in fiscal 2021.

Note 7 — Debt and Lines of Credit

Our debt is carried at the outstanding balance net of any related unamortized discounts and deferred costs and consists of the following as of the dates presented (in millions):

		August 31,		
		2023		**2022**
Senior unsecured public notes due December 2030, principal	$	500.0	$	500.0
Senior unsecured public notes due December 2030, unamortized discount and deferred costs		(4.4)		(5.0)
Short-term borrowings under credit facility		—		18.0
Total debt	$	495.6	$	513.0

Our next scheduled future principal payment of long-term debt is $500.0 million due upon the maturity of the senior unsecured notes in December 2030.

Long-term Debt

On November 10, 2020, Acuity Brands Lighting, Inc. issued $500.0 million aggregate principal amount of 2.150% senior unsecured notes due December 15, 2030 (the "Unsecured Notes") at a price equal to 99.737% of their face value. Interest on the Unsecured Notes is paid semi-annually in arrears on June 15 and December 15 of each year. We recorded $4.8 million of deferred issuance costs related to the Unsecured Notes as a direct deduction from the face amount of the Unsecured Notes. These issuance costs are amortized over the 10-year term of the Unsecured Notes.

The Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by Acuity Brands, Inc. and ABL IP Holding LLC, a wholly-owned subsidiary of Acuity Brands, Inc.

Lines of Credit

On June 30, 2022, we entered into a credit agreement (the "Credit Agreement") with a syndicate of banks that provides us with a $600.0 million five-year unsecured revolving credit facility (the "Revolving Credit Facility") with the ability to request an additional $400.0 million of borrowing capacity. The Revolving Credit Facility replaced our previous credit agreement set to expire on June 30, 2022, the details of which can be found in the fiscal 2021 *Debt and Lines of Credit* footnote *of the Notes to Consolidated Footnotes* within our 2021 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 27, 2021.

The Revolving Credit Facility uses the Secured Overnight Financing Rate ("SOFR") as the applicable benchmark for U.S. Dollar borrowings and an applicable benchmark rate for non-U.S. Dollar borrowings as defined in the Credit Agreement. The applicable margin pricing grid mechanics are based on the better of our public credit ratings or our net leverage ratio and range from 0.80% to 1.20% for base rate borrowings and from 0.00% to 0.20% for floating rate advances. We are also required to pay certain fees in connection with the Credit Agreement, including administrative service fees and annual facility fees, which range from 0.075% to 0.175% of the aggregate $600.0 million remaining commitment of the lenders under the Credit Agreement.

The Credit Agreement contains a leverage ratio covenant ("Maximum Leverage Ratio") of total indebtedness to earnings before interest, tax, depreciation, and amortization ("EBITDA"), as such terms are defined in the Credit Agreement. These ratios are computed at the end of each fiscal quarter for the most recent 12-month period. The Credit Agreement generally allows for a Maximum Leverage Ratio of 3.75 (subject to temporary increase to 4.25 in the event of a significant acquisition) and allows netting of all unrestricted cash and cash equivalents against debt.

We had no short-term borrowings at August 31, 2023 and $18.0 million in short-term borrowings at August 31, 2022 outstanding under the Revolving Credit Facility.

We were in compliance with all financial covenants under the Credit Agreement as of August 31, 2023. At August 31, 2023, we had additional borrowing capacity under the Credit Agreement of $596.2 million under the most restrictive covenant in effect at the time, which represents the full amount of the Revolving Credit Facility less outstanding letters of credit of $3.8 million issued under the Revolving Credit Facility, primarily for securing collateral requirements under our casualty insurance premiums.

None of our existing debt instruments include provisions that would require an acceleration of repayments based solely on changes in our credit ratings. Borrowings and repayments on our Revolving Credit Facility with terms of three months or less are reported on a net basis on our *Consolidated Statements of Cash Flows*.

Note 8 — Commitments and Contingencies

Self-Insurance

Our policy is to self-insure up to certain limits traditional risks, including workers' compensation, comprehensive general liability, and auto liability. Our self-insured retention for each claim involving workers' compensation, comprehensive general liability (including product liability claims), and auto liability is limited per occurrence of such claims. A provision for claims under this self-insured program, based on our estimate of the aggregate liability for claims incurred, is revised and recorded annually. The estimate is derived from both internal and external sources including, but not limited to, our independent actuary. We are also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property and business interruptions resulting from such loss lasting two days or more in duration. Insurance coverage is maintained for catastrophic property and casualty exposures, as well as those risks required to be insured by law or contract. We are fully self-insured for certain other types of liabilities, including environmental, product recall, warranty, and patent infringement. The actuarial estimates are subject to uncertainty from various sources including, among others, changes in claim reporting patterns, claim settlement patterns, actual claims, judicial decisions, legislation, and economic conditions. Although we believe that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect our self-insurance obligations, future expense, and cash flows.

We are also self-insured for the majority of our medical benefit plans up to certain limits. We estimate our aggregate liability for claims incurred by applying a lag factor to our historical claims and administrative cost experience. The appropriateness of our lag factor is evaluated annually and revised as necessary.

Leases

We lease certain of our buildings and equipment under noncancellable lease agreements. Please refer to the *Leases* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Collective Bargaining Agreements

Approximately 65% of our total work force is covered by collective bargaining agreements. Collective bargaining agreements representing approximately 57% of our work force will expire within one year, primarily due to annual negotiations of union contracts in Mexico.

Data Security Incidents

On December 14, 2022, a former associate filed a putative class action complaint against the Company in the United States District Court for the Northern District of Georgia on behalf of all persons whose personal information was compromised as a result of data security incidents we experienced in October 2020 and/or December 2021. On January 25, 2023, a second putative class action complaint was filed in the same venue by two other former associates.

Both complaints contain similar allegations and claim that the Company failed to exercise reasonable caution in securing and safeguarding associate information. On that basis, the complaints assert claims for negligence, breach of contract, breach of implied contract, unjust enrichment, breach of fiduciary duty, invasion of privacy, and breach of confidence. The plaintiffs seek class certification, monetary damages, certain injunctive relief regarding our data-security measures, additional credit-monitoring services, other equitable relief (including disgorgement), attorneys' fees, costs, and pre- and post-judgment interest.

The plaintiffs in both cases recently filed a notice of voluntary dismissal without prejudice of the suits in the Northern District of Georgia and refiled in state court. We continue to prepare our response strategy.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the early stages of the proceedings where key evidential and legal issues have not been resolved. In addition, we have received inquiries from, and it is also possible that investigations or other actions are taken by, state and/or federal agencies regarding the data security incidents and related data privacy matters. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. We have insurance, subject to certain terms and conditions, for these types of matters.

Litigation

We are subject to various other legal claims arising in the normal course of business, including patent infringement, employment matters, and product liability claims. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on our financial condition, results of operations, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of any such matters, if unfavorable, could have a material adverse effect on our financial condition, results of operations, or cash flows in future periods. We establish estimated liabilities for legal claims when associated costs become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher than the amounts accrued for such claims.

However, we cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower than the accrued amounts.

Environmental Matters

Our operations are subject to numerous comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances, as well as solid and hazardous wastes, and to the remediation of contaminated sites. In addition, permits and environmental controls are required for certain operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. On an ongoing basis, we invest capital and incur operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years. We are not aware of any pending legislation or proposed regulation related to environmental issues that would have a material adverse effect. The cost of responding to future changes may be substantial. We establish accruals for known environmental claims when the associated costs become probable and can be reasonably estimated. The actual cost of environmental issues may be substantially higher than that accrued due to difficulty in estimating such costs.

Guarantees and Indemnities

We are a party to contracts entered into in the normal course of business in which it is common for us to agree to indemnify third parties for certain liabilities that may arise out of or relate to the subject matter of the contract. In most cases, we cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities.

Product Warranty and Recall Costs

Our products generally have a standard warranty term of five years that assure our products comply with agreed upon specifications. We record an accrual for the estimated amount of future warranty costs in accordance with ASC Topic 450, *Contingencies* ("ASC 450") when the related revenue is recognized. Estimated future warranty and recall costs are primarily based on historical experience of identified warranty and recall claims. Estimated costs related to product warranty and recall costs outside of our historical experience, which could include significant product recalls or formal campaigns soliciting repair or return of a product, are accrued when they are deemed to be probable and can be reasonably estimated. Any estimated or actual loss recoveries that offset our costs and payments are reflected as assets and included within *Other current assets* or *Other long-term assets* based on the timing of receipt of recovery. Recoveries are recorded net of allowances for credit losses.

There can be no assurance that future warranty or recall costs will not exceed historical amounts, new technology products may not generate unexpected costs, and/or loss recoveries will not be fully collectible. If actual future warranty or recall costs exceed historical amounts or recoveries are no longer collectible, adjustments to our accruals and/or receivables may be warranted, which could have a material adverse impact on our results of operations and cash flows.

Estimated liabilities for product warranty and recall costs are included in *Other accrued liabilities* or *Other long-term liabilities* on the *Consolidated Balance Sheets* based upon when we expect to settle the incurred warranty. The following table summarizes changes in the estimated liabilities for product warranty and recall costs during the periods presented (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Beginning balance	$ 27.3	$ 20.3	$ 16.1
Warranty and recall costs[1]	47.0	52.4	32.3
Payments and other deductions[1]	(42.7)	(45.4)	(28.4)
Acquired warranty and recall liabilities	—	—	0.3
Ending balance	$ 31.6	$ 27.3	$ 20.3

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[1] Amounts exclude any estimated or actual loss recoveries.

Note 9 — Segment Information

We present our financial results of operations for our two reportable segments, ABL and ISG, consistent with how our chief operating decision maker evaluates operating results, assesses performance, and allocates resources within the Company.

The accounting policies of our reportable segments are the same as those described in the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements*. Corporate expenses that are primarily administrative in function and benefit the Company on an entity-wide basis are not allocated to segments. These include expenses related to governance, policy setting, compliance, and certain other shared services functions. Additionally, net interest expense, net miscellaneous expense (income), and income tax expense are not allocated to segments.

Beginning in fiscal 2023, we allocated special charges to operating segment information presented to the chief operating decision maker on a prospective basis. We allocated $25.0 million of the $26.9 million in special charges incurred during the year ended August 31, 2023 to the ABL segment; the remaining amounts of the fiscal 2023 charge were not allocated to a segment. We recorded no special charges during the year ended August 31, 2022. Special charges during the year ended August 31, 2021 of $3.3 million were not allocated to a segment.

Also beginning in fiscal 2023, we allocated certain working capital assets and capital expenditures to our segments primarily to assess each segment's contribution to our consolidated operating cash flows and capital expenditures. Segment assets include accounts receivable and inventory. Unallocated assets are presented in corporate as a reconciling item to our total consolidated assets. We have restated prior periods to reflect allocated assets and capital expenditures by segment at August 31, 2022 and 2021.

The following table presents financial information by operating segment for the periods presented (in millions):

		Year Ended August 31,				
		2023		**2022**		**2021**
Net sales:						
ABL	$	3,722.8	$	3,810.1	$	3,287.3
ISG		252.7		216.1		190.0
Eliminations[1]		(23.3)		(20.1)		(16.3)
Total	$	3,952.2	$	4,006.1	$	3,461.0
Operating profit (loss):						
ABL[2]	$	509.5	$	545.6	$	476.2
ISG		32.1		22.7		9.9
Unallocated corporate amounts		(68.2)		(58.6)		(58.5)
Total	$	473.4	$	509.7	$	427.6
Depreciation and amortization:						
ABL	$	77.4	$	79.3	$	84.3
ISG		14.4		14.4		14.7
Unallocated corporate amounts		1.4		1.1		1.1
Total	$	93.2	$	94.8	$	100.1
Segment assets:						
ABL	$	870.1	$	1,097.8	$	925.3
ISG		53.7		53.8		45.2
Unallocated corporate amounts		2,484.7		2,328.6		2,604.6
Total	$	3,408.5	$	3,480.2	$	3,575.1
Capital expenditures:						
ABL	$	59.3	$	51.7	$	42.9
ISG		3.5		2.6		0.8
Unallocated corporate amounts		3.9		2.2		0.1
Total	$	66.7	$	56.5	$	43.8

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[1] These amounts represent intersegment sales. Profit on these sales eliminates within gross profit on a consolidated basis.

The following table reconciles operating profit by segment to income before income taxes (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Operating profit - ABL	$ 509.5	$ 545.6	$ 476.2
Operating profit - ISG	32.1	22.7	9.9
Unallocated corporate amounts	(68.2)	(58.6)	(58.5)
Operating profit	473.4	509.7	427.6
Interest expense, net	18.9	24.9	23.2
Miscellaneous expense (income), net	7.8	(9.1)	8.2
Income before income taxes	$ 446.7	$ 493.9	$ 396.2

During the fourth quarter of fiscal 2023, we recognized charges within our ABL segment of $14.0 million for trade name impairments, $4.1 million for employee severance costs, and $13.0 million for the collectability of a supplier warranty obligation owed to us for components we used in products manufactured and sold between 2017 and 2019.

Note 10 — Revenue Recognition

We recognize revenue when we transfer control of goods and services to our customers. Revenue is measured as the amount of consideration we expect to receive in exchange for goods and services and is recognized net of rebates, sales incentives, product returns, and discounts to customers. We allocate the expected consideration to be collected to each distinct performance obligation identified in a sale based on its standalone selling price. Sales and use taxes collected on behalf of governmental authorities are excluded from revenues.

Payment is generally due and received within 60 days from the point of sale. In some instances, such as for software as a service agreements, payment is made prior to the transfer of control of goods and services. Payment terms generally do not extend beyond one year, and we apply the significant financing component practical expedient within ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Accruals for cash discounts to customers are estimated using the expected value method based on historical experience and are recorded as a reduction to sales.

Our standard terms and conditions of sale generally allow for the return of certain products within four months of the date of shipment. We also provide for limited product return rights to certain distributors and other customers, primarily for slow moving or damaged items subject to certain defined criteria. The limited product return rights generally allow customers to return resalable products purchased within a specified time period and subject to certain limitations, including, at times, when accompanied by a replacement order of equal or greater value. At the time revenue is recognized, we record a refund liability for the expected value of future returns primarily based on historical experience, specific notification of pending returns, or contractual terms with the respective customers. Although historical product returns generally have been within expectations, there can be no assurance that future product returns will not exceed historical amounts. A significant increase in product returns could have a material adverse impact on our operating results in future periods.

Refund liabilities recorded under ASC 606 relating to rights of return, cash discounts, and other miscellaneous credits to customers were $25.6 million and $28.0 million as of August 31, 2023 and 2022, respectively, and are reflected within *Other accrued liabilities* on the *Consolidated Balance Sheets*. Additionally, we recorded right of return assets for products expected to be returned to our distribution centers, which are included within *Prepayments and other current assets* on the *Consolidated Balance Sheets*. Such assets totaled $4.9 million and $3.7 million as of August 31, 2023 and 2022, respectively.

We also maintain one-time and ongoing promotions with our customers, which may include rebate, sales incentive, marketing, and trade-promotion programs with certain customers that require us to estimate and accrue the expected costs of such programs. These arrangements may include volume rebate incentives, cooperative marketing programs, merchandising of our products, introductory marketing funds for new products, and other trade-promotion activities conducted by the customer. Costs associated with these programs are generally estimated based on the most likely amount expected to be settled based on the context of the individual contract and are reflected within the *Consolidated Statements of Comprehensive Income* in accordance with ASC 606, which in most instances requires such costs to be recorded as reductions of revenue. Amounts due to our customers associated with these programs totaled $31.6 million and $40.7 million as of August 31, 2023 and 2022, respectively, and are reflected within *Other accrued liabilities* on the *Consolidated Balance Sheets*.

Costs to obtain and fulfill contracts, such as sales commissions, are generally short-term in nature and are generally expensed as incurred.

Nature of Goods and Services

Products

Substantially all of the revenues for the periods presented were generated from short-term contracts with our customers to deliver only tangible goods such as luminaires, lighting controls, and controls for various building systems. We record revenue from these contracts when the customer obtains control of those goods. For sales designated free on board shipping point, control is transferred and revenue is recognized at the time of shipment. For sales designated free on board destination, customers take control and revenue is recognized when a product is delivered to the customer's delivery site.

Professional Services

We collect fees associated with training, installation, and technical support services, primarily related to the set up of our lighting and building technology solutions. We recognize revenue for these one-time services at the time the service is performed. We also sell certain service-type warranties that extend coverages for products beyond their base warranties. We account for service-type warranties as distinct performance obligations and recognize revenue for these contracts ratably over the life of the additional warranty period. We allocate transaction price to our service-type warranties largely based on expectations of cost plus margin based on our estimate of future claims. These estimates are subject to a higher level of estimation uncertainty than other estimates, as we have less experience in costs in the extended warranty period. Claims related to service-type warranties are expensed as incurred.

Software

Software sales include licenses for software, data usage fees, and software as a service arrangements, which generally extend for one year or less. We recognize revenue for software based on the contractual rights provided to a customer, which typically results in the recognition of revenue ratably over the contractual service period.

Shipping and Handling Activities

We account for all shipping and handling activities for customers as activities to fulfill the promise to transfer products to our customers. As such, we do not consider shipping and handling activities to be separate performance obligations, and we expense these costs as incurred.

Contracts with Multiple Performance Obligations

A small portion of our revenue was derived from the combination of any or all of our products, professional services, and software licenses. Significant judgment may be required to determine which performance obligations are distinct and should be accounted for separately. We allocate the expected consideration to be collected to each distinct performance obligation based on its standalone selling price. Standalone selling price is generally determined using a cost plus margin valuation when no observable input is available. The amount of consideration allocated to each performance obligation is recognized as revenue in accordance with the timing for products, professional services, and software as described above.

Contract Balances

Our rights related to collections from customers are unconditional and are reflected within *Accounts receivable* on the *Consolidated Balance Sheets*. We do not have any other significant contract assets. Contract liabilities arise when we receive cash or an unconditional right to collect cash prior to the transfer of control of goods or services.

The amount of transaction price from contracts with customers allocated to our contract liabilities consist of the following as of the dates presented (in millions):

	August 31,	
	2023	**2022**
Current deferred revenues	$ 14.1	$ 11.4
Non-current deferred revenues	47.6	53.1

Current deferred revenues primarily consist of software licenses as well as professional service and service-type warranty fees collected prior to performing the related service and are included within *Other current liabilities* on the *Consolidated Balance Sheets*. These services are expected to be performed within one year. Revenue earned from beginning contract balances during the year ended August 31, 2023 approximated the current deferred revenue balance at August 31, 2022.

Non-current deferred revenues primarily consist of long-term service-type warranties, which are typically recognized ratably as revenue between five years and ten years from the date of sale, and are included within *Other long-term liabilities* on the *Consolidated Balance Sheets.*

Unsatisfied performance obligations that do not represent contract liabilities are expected to be satisfied within one year from August 31, 2023 and consist primarily of orders for physical goods that have not yet been shipped.

Disaggregated Revenues

Our ABL segment's lighting and lighting controls are sold primarily through independent sales agents who cover specific geographic areas and market channels, by internal sales representatives, through consumer retail channels, directly to large corporate accounts, and through other distribution methods, including directly to OEM customers. ISG sells predominantly to system integrators. The following table shows revenue from contracts with customers by sales channel and reconciles to our segment information for the periods presented (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
ABL:			
Independent sales network	$ 2,671.0	$ 2,714.1	$ 2,400.5
Direct sales network	414.4	384.2	358.1
Retail sales	194.9	178.3	181.5
Corporate accounts	200.3	222.7	168.7
OEM and other	242.2	310.8	178.5
Total ABL	3,722.8	3,810.1	3,287.3
ISG	252.7	216.1	190.0
Eliminations	(23.3)	(20.1)	(16.3)
Total	$ 3,952.2	$ 4,006.1	$ 3,461.0

Note 11 — Share-based Payments

Omnibus Stock Compensation Incentive and Directors' Equity Plans

In January 2022, our stockholders approved the Amended and Restated Acuity Brands, Inc. 2012 Omnibus Stock Compensation Incentive Plan (the "Stock Incentive Plan"), which, among other things, increased the total number of shares authorized for issuance pursuant to the Stock Incentive Plan from 2.7 million to 3.6 million, with a corresponding increase to shares available for grant. The Compensation and Management Development Committee of the Board of Directors (the "Compensation Committee") is authorized to issue awards consisting of incentive and non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock awards, performance stock units, stock bonus awards, and cash-based awards to eligible employees, non-employee directors, and outside consultants.

Shares available for grant under the Stock Incentive Plan were approximately 1.0 million, 1.1 million, and 0.3 million at August 31, 2023, 2022, and 2021, respectively. Any shares subject to an award under the Stock Incentive Plan that are forfeited, canceled, expired, or settled for cash will be available for future grant under the Stock Incentive Plan.

Our share-based payment awards are valued based on their grant date fair values as described further below. We recognize compensation cost for share-based payment transactions in accordance with ASC 718. For most of our awards, compensation cost is recognized on a straight-line basis over the award's requisite service period. We apply the accelerated attribution method in certain circumstances, such as when a performance stock unit is subject to graded vesting. For awards subject to a market condition, we consider both actual and derived service periods, as well as the expected performance period, to determine the appropriate compensation recognition method.

Compensation expense recognized related to the awards under the current and prior equity incentive plans during the periods presented is summarized as follows (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Restricted stock awards and units	$ 19.6	$ 17.2	$ 15.1
Performance stock units	15.2	9.9	6.8
Stock options	5.7	8.8	9.2
Director stock units	1.5	1.5	1.4
Total share-based payment expense	$ 42.0	$ 37.4	$ 32.5

Restricted Stock

As of August 31, 2023, we had approximately 0.3 million shares outstanding of restricted stock to officers, directors, and other key employees under the Stock Incentive Plan. Grants awarded prior to fiscal 2022 vest primarily over a four-year period, and grants awarded beginning in fiscal 2022 vest primarily over a three-year period. Our restricted stock grants are valued at the closing stock price on the date of the grant.

Activity related to restricted stock awards during the periods presented was as follows (in millions, except per share data):

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at August 31, 2020	0.4	$ 134.68
Granted	0.2	$ 108.79
Vested	(0.1)	$ 150.44
Forfeited	(0.1)	$ 116.33
Outstanding at August 31, 2021	0.4	$ 116.77
Granted	0.1	$ 204.36
Vested	(0.1)	$ 122.27
Forfeited	(0.1)	$ 131.08
Outstanding at August 31, 2022	0.3	$ 144.51
Granted	0.2	$ 175.23
Vested	(0.1)	$ 140.85
Forfeited	(0.1)	$ 163.37
Outstanding at August 31, 2023	0.3	$ 159.33

_____

* Represents shares of less than 0.1 million.

As of August 31, 2023, there was $31.8 million of total unrecognized compensation cost related to unvested restricted stock, which is expected to be recognized over a weighted-average period of 1.3 years. The total fair value of stock vested during the years ended August 31, 2023, 2022, and 2021 was approximately $19.9 million, $16.4 million, and $19.5 million, respectively.

Performance Stock Units

As of August 31, 2023, we had approximately 0.2 million performance stock units outstanding to officers, directors, and other key employees under the Stock Incentive Plan. Our performance stock units vest primarily over a three-year period.

For most of these grants, the actual number of performance stock units earned for these awards will be determined at the end of the related performance period based on the level of achievement of established performance thresholds. Such grants are valued at the closing stock price of the grant. We recognize compensation expense for these grants proportionately over the requisite service period for each employee when it becomes probable that the performance metric will be satisfied.

A small subset of our performance stock units granted in fiscal 2023 have a payout based on a total shareholder return relative to a peer group index over a three-year period. These awards are valued using a Monte-Carlo simulation and are expensed over the longer of the requisite service period and the derived service period. Stock compensation may be accelerated if a market condition is met prior to the derived service period lapsing. All inputs into the Monte Carlo simulation are estimates made at the time of grant, which are summarized in the table below. Actual realized value of each award could materially differ from these estimates, without impact to future reported net income. Dividends were assumed to be reinvested on the ex-dividend date for us and peer companies. Expected volatility was based on historical volatility of our stock as well as our peer group. The risk-free interest rate was based on the U.S. Treasury yield consistent with the derived performance period.

	2023
Dividend yield	—%
Expected volatility	46.7%
Risk-free interest rate	4.5%
Fair value of awards	$254.19

Activity related to performance stock units during the periods presented was as follows (in millions, except per share data):

	Number of Shares		Weighted Average Grant Date Fair Value Per Share
Outstanding at August 31, 2020	0.1	$	124.29
Granted	0.1	$	91.34
Forfeited	— *	$	104.34
Outstanding at August 31, 2021	0.2	$	109.99
Granted	— *	$	207.02
Forfeited	— *	$	113.51
Outstanding at August 31, 2022	0.2	$	145.46
Granted	0.1	$	186.78
Vested	(0.1)	$	124.29
Forfeited	— *	$	195.67
Outstanding at August 31, 2023	0.2	$	171.01

_____

* Represents shares of less than 0.1 million.

As of August 31, 2023 there was $11.7 million of total unrecognized compensation cost related to unvested performance stock units. This cost is expected to be recognized over a weighted-average period of approximately 1.4 years.

The total fair value of performance units vested during the year ended August 31, 2023 was approximately $11.5 million. No awards vested during the years ended August 31, 2022 or 2021, respectively.

Stock Options

As of August 31, 2023, we had approximately 1.0 million options outstanding to officers as well as other key current and former employees under the Stock Incentive Plan, all of which were granted in previous fiscal years. Of these options 0.3 million were granted in fiscal 2021 and become exercisable over a four-year period. These options are also subject to a market condition (the "Market Options"). Options issued under the Stock Incentive Plan are generally granted with an exercise price equal to the fair market value of our stock on the date of grant, but never less than the fair market value on the grant date, and expire 10 years from the date of grant.

The fair value of each Market Option was estimated on the date of grant using the Monte Carlo simulation model. The dividend yield was calculated based on annual dividends paid and the trailing 12-month average closing stock price at the time of grant. Expected volatility was based on historical volatility of our stock, calculated using the most recent time period equal to the expected life of the options. The risk-free interest rate was based on the U.S. Treasury yield for a term equal to the contractual term for the Market Options. The expected life of the Market Options is based on projected exercise dates resulting from the Monte Carlo simulation for each award tranche. All inputs noted above are estimates made at the time of grant. All inputs into the Monte Carlo simulation are estimates made at the time of grant. Actual realized value of each option grant could materially differ from these estimates, without impact to future reported net income.

The following weighted average assumptions were used to estimate the fair value of the stock options granted in the fiscal year presented:

	Market Options
	2021
Dividend yield	0.5%
Expected volatility	36.5%
Risk-free interest rate	0.7%
Expected life of options	8 years
Weighted-average fair value of options	$40.45

Stock option activity during the periods presented was as follows:

	Outstanding		Exercisable	
	Number of Options (in millions)	Weighted Average Exercise Price	Number of Options (in millions)	Weighted Average Exercise Price
Outstanding at August 31, 2020	0.9	$ 133.19	0.4	$ 151.07
Granted	0.3	$ 108.96		
Exercised	— *	$ 108.58		
Outstanding at August 31, 2021	1.2	$ 127.98	0.5	$ 142.36
Exercised	(0.1)	$ 88.94		
Outstanding at August 31, 2022	1.1	$ 132.50	0.6	$ 143.15
Exercised	— *	$ 126.92		
Forfeitures	(0.1)	$ 227.15		
Outstanding at August 31, 2023	1.0	$ 131.81	0.9	$ 135.91
Range of option exercise prices:				
$100.00 - $160.00 (average life - 6.2 years)	0.8	$ 119.24	0.7	$ 121.22
$160.01 - $210.00 (average life - 2.2 years)	0.1	$ 207.80	0.1	$ 207.80
$210.01 - $239.76 (average life - 3.1 years)	0.1	$ 239.76	0.1	$ 239.76

_____

* Represents amounts of less than 0.1 million.

The total intrinsic value of options exercised during the years ended August 31, 2023, 2022, and 2021 was approximately $0.5 million, $14.0 million, and $1.2 million, respectively. As of August 31, 2023, the total intrinsic value of options outstanding was $37.9 million, the total intrinsic value of options expected to vest was $8.3 million, and the total intrinsic value of options exercisable was $29.6 million. As of August 31, 2023, there was $3.2 million of total unrecognized compensation cost related to unvested options. This cost is expected to be recognized over a weighted-average period of approximately 1.2 years.

Employee Deferred Stock Units

We previously allowed employees to defer a portion of restricted stock awards granted in fiscal 2003 and fiscal 2004 into the SDSP as stock units. The stock units are payable in shares of stock at the time of distribution from the SDSP. As of August 31, 2023, approximately 4,000 fully vested stock units remain deferred, but undistributed, under the Stock Incentive Plan. There was no compensation expense related to these stock units during fiscal years 2023, 2022, and 2021.

Director Deferred Stock Units

In January 2022, the total remaining shares available for issuance under the Director Plan were transferred into the Stock Incentive Plan. As of August 31, 2023, approximately 45,000 stock units were deferred but undistributed under the Director Plan.

Employee Stock Purchase Plan

Employees are able to purchase, through payroll deduction, common stock at a 5% discount on a monthly basis. There were 1.5 million shares of our common stock reserved for purchase under the plan, of which approximately 1.0 million shares remain available as of August 31, 2023. Employees may participate at their discretion.

Note 12 — Pension and Defined Contribution Plans

Company-sponsored Pension Plans

We have several pension plans, both qualified and non-qualified, covering certain hourly and salaried employees. Benefits paid under these plans are based generally on employees' years of service and/or compensation during the final years of employment. We historically have made at least the minimum annual contributions to the plans to the extent indicated by actuarial valuations and statutory requirements. Plan assets are invested primarily in fixed income and equity securities. Current period net actuarial gains in our projected benefit obligation primarily reflect an increase in the discount rate from our prior year valuation.

The following tables reflect the status of our domestic (U.S.-based) and international pension plans as of the dates presented (in millions):

| | Domestic Plans | | International Plans | |
| | August 31, | | August 31, | |
	2023	2022	2023	2022
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 176.0	$ 224.7	$ 31.5	$ 52.6
Service cost	3.8	4.4	0.8	0.4
Interest cost	7.4	5.3	1.6	0.9
Actuarial gains	(16.2)	(43.1)	(1.2)	(17.1)
Benefits paid	(11.2)	(15.3)	(1.9)	(2.1)
Other	—	—	3.8	(3.2)
Benefit obligation at end of year	159.8	176.0	34.6	31.5
Change in plan assets:				
Fair value of plan assets at beginning of year	141.5	182.6	28.5	42.2
Actual return on plan assets	(1.3)	(33.6)	(5.2)	(11.6)
Employer contributions	3.7	7.8	7.9	3.0
Benefits paid	(11.2)	(15.3)	(1.9)	(2.1)
Other	—	—	2.8	(3.0)
Fair value of plan assets at end of year	132.7	141.5	32.1	28.5
Funded status at the end of year	$ (27.1)	$ (34.5)	$ (2.5)	$ (3.0)
Amounts recognized in the consolidated balance sheets consist of:				
Non-current assets	$ 10.1	$ 7.6	$ 2.3	$ 0.4
Current liabilities	(3.4)	(3.9)	(0.2)	(0.2)
Non-current liabilities	(33.8)	(38.2)	(4.6)	(3.2)
Net amount recognized in consolidated balance sheets	$ (27.1)	$ (34.5)	$ (2.5)	$ (3.0)
Accumulated benefit obligation	$ 158.9	$ 175.3	$ 31.9	$ 31.3
Pre-tax amounts in accumulated other comprehensive loss:				
Prior service cost	$ (0.1)	$ (2.7)	$ (0.1)	$ (0.1)
Net actuarial loss	(44.3)	(54.2)	(13.4)	(6.5)
Amounts in accumulated other comprehensive loss	$ (44.4)	$ (56.9)	$ (13.5)	$ (6.6)
Pensions plans in which benefit obligation exceeds plan assets:				
Projected benefit obligation	$ 37.2	$ 42.1	$ 5.6	$ 3.4
Accumulated benefit obligation	36.3	41.4	3.5	2.3
Plan assets	—	—	0.8	—
Pensions plans in which plan assets exceed benefit obligation:				
Projected benefit obligation	$ 122.6	$ 133.9	$ 29.0	$ 28.1
Accumulated benefit obligation	122.6	133.9	28.4	29.0
Plan assets	132.7	141.5	31.3	28.5

Service cost of net periodic pension cost is allocated between *Cost of products sold,* and may be capitalized into inventory as labor costs, and *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* based on the function of the employee's services. All other components of net periodic pension cost are included within *Miscellaneous (income) expense, net* in the *Consolidated Statements of Comprehensive Income*. We utilize a corridor approach to amortize cumulative unrecognized actuarial gains or losses over either the average expected future service of active participants or average life expectancy of plan participants based on each plan's composition. The corridor is determined as the greater of the excess of 10% of plan assets or the projected benefit obligation at each valuation date. Amounts related to prior service cost are amortized over the average remaining expected future service period for active participants in each plan.

Net periodic pension cost during the periods presented included the following components before tax (in millions):

	Domestic Plans			International Plans		
	2023	2022	2021	2023	2022	2021
Service cost	$ 3.8	$ 4.4	$ 4.6	$ 0.8	$ 0.4	$ 0.3
Interest cost	7.4	5.3	5.3	1.6	0.9	0.9
Expected return on plan assets	(7.5)	(11.2)	(11.0)	(2.1)	(2.6)	(2.3)
Amortization of prior service cost	2.6	2.9	2.9	—	—	—
Settlement	—	0.4	3.9	—	—	—
Recognized actuarial loss	2.4	2.4	4.1	0.6	0.9	1.4
Net periodic pension cost	$ 8.7	$ 4.2	$ 9.8	$ 0.9	$ (0.4)	$ 0.3

Weighted average assumptions used in computing the benefit obligation are as follows:

	Domestic Plans		International Plans	
	2023	2022	2023	2022
Discount rate	5.1 %	4.4 %	5.9 %	4.9 %
Rate of compensation increase	5.0 %	5.0 %	3.5 %	3.5 %

Weighted average assumptions used in computing net periodic pension cost are as follows:

	Domestic Plans			International Plans		
	2023	2022	2021	2023	2022	2021
Discount rate	4.4 %	2.4 %	2.2 %	4.9 %	1.9 %	1.9 %
Expected return on plan assets	5.5 %	6.3 %	6.8 %	6.4 %	6.4 %	6.5 %
Rate of compensation increase	5.0 %	5.0 %	5.0 %	3.5 %	3.4 %	3.4 %

It is our policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations based on our estimated benefit payments available as of the measurement date. We use published yield curves to assist in the development of our discount rates. We estimate that a 100 basis point increase in the discount rate would reduce net periodic pension cost approximately $0.5 million for the domestic plans and $0.6 million for the international plans. The expected return on plan assets is derived primarily from a periodic study of long-term historical rates of return on the various asset classes included in our targeted pension plan asset allocation as well as future expectations. We estimate that each 100 basis point reduction in the expected return on plan assets would result in additional net periodic pension cost of $1.4 million and $0.3 million for domestic plans and international plans, respectively. We also evaluate the rate of compensation increase annually and adjust if necessary.

Our investment objective for domestic plan assets is to earn a rate of return sufficient to exceed the long-term growth of the plans' liabilities without subjecting plan assets to undue risk. The plan assets are invested primarily in high quality debt and equity securities. We conduct a periodic strategic asset allocation study to form a basis for the allocation of pension assets between various asset categories. Specific allocation percentages are assigned to each asset category with minimum and maximum ranges established for each. The assets are then managed within these ranges. At August 31, 2023, the U.S. targeted asset allocation was 20% equity securities, 75% fixed income securities, and 5% real estate securities. Our investment objective for the international plan assets is also to add value by exceeding the long-term growth of the plans' liabilities. At August 31, 2023, the international asset target allocation approximated 20% equity securities, 30% fixed income securities, and 50% multi-strategy investments.

Our pension plan asset allocation by asset category as of the dates presented is as follows:

	% of Plan Assets			
	Domestic Plans		International Plans	
	2023	2022	2023	2022
Equity securities	18.3 %	31.6 %	17.6 %	16.8 %
Fixed income securities	75.0 %	61.2 %	53.3 %	22.8 %
Multi-strategy investments	— %	— %	29.1 %	60.4 %
Real estate	6.7 %	7.2 %	— %	— %
Total	100.0 %	100.0 %	100.0 %	100.0 %

Our pension plan assets are stated at fair value based on quoted market prices in an active market, quoted redemption values, or estimates based on reasonable assumptions as of the most recent measurement period. See the *Fair Value Measurements* footnote for a description of the fair value guidance. No transfers between the levels of the fair value hierarchy occurred during the current fiscal period. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized on the date of occurrence. Certain pension assets valued at net asset value ("NAV") per share as a practical expedient are excluded from the fair value hierarchy. Investments in pension plan assets as of August 31, 2023 are described in further detail below.

Short-term Fixed Income Investments

Short-term investments consist of money market funds, which are valued at the daily closing price as reported by the relevant fund (Level 1).

Mutual Funds

Mutual funds held by the domestic plans are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC") and seek to either replicate or outperform a related index. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the domestic plans are deemed to be actively traded (Level 1).

Collective Trust

The collective trust seeks to outperform the overall small-cap stock market and is comprised primarily of small-cap equity securities with quoted prices in active markets for identical investments. The value of this fund is calculated on each business day based on its daily net asset value; however, the collective trust is not deemed to be actively traded (Level 2).

Fixed Income Investments

The fixed income investment seeks to maximize total return by investing primarily in a diversified portfolio of investment-grade fixed income securities, primarily publicly traded corporate bonds as well as U.S. government and municipal bonds. The investment is valued on each business day based on the values of the underlying holdings and is not actively traded (Level 2).

U.S. Treasury Investments

The domestic plans hold several fixed-income U.S. Treasury securities that are valued based on discounted future cash flows using rates currently available for debt of similar terms and maturity (Level 2)

Real Estate Fund

The real estate fund invests primarily in commercial real estate and includes mortgage loans that are backed by the associated property's investment objective. The fund seeks real estate returns, risk, and liquidity appropriate to a core fund. The fund also seeks to provide current income with the potential for long-term capital appreciation. This investment is valued based on the NAV per share, without further adjustment. The NAV, as provided by the fund's trustee, is used as a practical expedient to estimate fair value and is therefore excluded from the fair value hierarchy. NAV is based on the fair value of the underlying investments. Investors may request to redeem all or any portion of their shares on a quarterly basis. Each investor must provide a written redemption request at least sixty days prior to the end of the quarter for which the request is to be effective. If insufficient funds are available to honor all redemption requests at any point in time, available funds will be allocated pro-rata based on the total number of shares held by each investor. All decisions regarding whether to honor redemption requests are made by the fund's board of directors.

The following tables present the fair value of the domestic pension plan assets by major category as of the dates presented (in millions):

| | | | Fair Value Measurements | | |
	Fair Value as of August 31, 2023		Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets included in the fair value hierarchy:					
Fixed-income investments	$	58.2	$ —	$ 58.2	$ —
US Treasury investments		36.9	—	36.9	—
Mutual funds:					
Domestic large cap equity fund		13.0	13.0	—	—
Foreign equity fund		6.5	6.5	—	—
Collective trust: Domestic small cap equities		4.8	—	4.8	—
Short-term fixed income investments		4.4	4.4	—	—
Total assets in the fair value hierarchy		123.8			
Assets calculated at net asset value:					
Real estate fund		8.9			
Total assets at net asset value		8.9			
Total assets at fair value	$	132.7			

| | | | Fair Value Measurements | | |
	Fair Value as of August 31, 2022		Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets included in the fair value hierarchy:					
Mutual funds:					
Domestic large cap equity fund	$	23.7	$ 23.7	$ —	$ —
Foreign equity fund		12.6	12.6	—	—
Collective trust: Domestic small cap equities		8.4	—	8.4	—
Short-term fixed income investments		2.1	2.1	—	—
Total assets in the fair value hierarchy		46.8			
Assets calculated at net asset value:					
Fixed-income investments		84.5			
Real estate fund		10.2			
Total assets at net asset value		94.7			
Total assets at fair value	$	141.5			

International Plan Investments

The international plans' assets consist primarily of funds invested in equity securities, multi-strategy investments, and fixed income investments. These securities are calculated using the values of the underlying holdings (i.e. significant observable inputs) but do not have quoted prices in active markets (Level 2). The short-term fixed income investments represents cash and cash equivalents held by the funds at fiscal year end (Level 1). The following tables present the fair value of the international pension plan assets by major category as of the dates presented (in millions):

| | Fair Value as of August 31, 2023 | Fair Value Measurements | | |
		Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets included in the fair value hierarchy:				
Equity securities	$ 5.2	$ —	$ 5.2	$ —
Short-term fixed income investments	7.1	7.1	—	—
Multi-strategy investments	11.0	—	11.0	—
Fixed-income investments	8.8	—	8.8	—
Total assets at fair value	$ 32.1			

| | Fair Value as of August 31, 2022 | Fair Value Measurements | | |
		Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets included in the fair value hierarchy:				
Equity securities	$ 4.8	$ —	$ 4.8	$ —
Short-term fixed income investments	0.3	0.3	—	—
Multi-strategy investments	17.2	—	17.2	—
Fixed-income investments	6.2	—	6.2	—
Total assets at fair value	$ 28.5			

We do not expect to contribute to the domestic qualified plans in fiscal 2024 based on the funded status of the plans as well as current legal minimum funding requirements. We expect to contribute approximately $0.3 million during fiscal 2024 to our international defined benefit plans. These amounts are based on the total contributions required during fiscal 2024 to satisfy current legal minimum funding requirements for qualified plans and estimated benefit payments for non-qualified plans.

Benefit payments are made primarily from funded benefit plan trusts. Benefit payments are expected to be paid as follows during the years ending August 31 (in millions):

	Domestic Plans	International Plans
2024	$ 11.7	$ 1.7
2025	12.5	1.8
2026	14.2	1.9
2027	13.2	2.1
2028	12.4	2.3
2029-2033	62.3	15.0

Multi-employer Pension Plans

We have contributed to two multi-employer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of our union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be shared by the remaining participating employers.
- If a participating employer chooses to stop participating in some of its multi-employer plans, the employer may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Our contributions to these plans were $0.5 million for the years ended August 31, 2023 and 2022, and $0.6 million for the year ended August 31, 2021.

Defined Contribution Plans

We have defined contribution plans to which both employees and we make contributions. Employer matching amounts are allocated in accordance with the participants' investment elections for elective deferrals and totaled $11.1 million, $10.5 million, and $8.4 million for the years ended August 31, 2023, 2022, and 2021, respectively. At August 31, 2023, assets of the domestic defined contribution plans included shares of our common stock with a market value of approximately $6.9 million, which represented approximately 1.5% of the total fair market value of the assets in our domestic defined contribution plans.

Note 13 — Special Charges

During the year ended August 31, 2023, we recognized pre-tax special charges of $26.9 million, which primarily included impairment charges of indefinite-lived intangible assets; impairments of certain retained assets associated with our previously owned Sunoptics prismatic skylights business that were not transferred in connection with the sale; and severance and employee-related costs in connection with the Sunoptics divestiture as well as streamlining activities initiated during the fourth quarter of fiscal 2023. We recognized no special charges during the year ended August 31, 2022.

The details of the special charges during the periods presented are summarized as follows (in millions):

	Year Ended August 31,	
	2023	**2021**
Trade name impairment charges	$ 14.0	$ —
Severance and employee-related costs	7.7	1.7
Operating lease asset group impairment charge	4.3	—
Other restructuring costs	0.9	1.6
Total special charges	$ 26.9	$ 3.3

As of August 31, 2023, remaining accruals related to special charges totaled $5.2 million and are included in *Accrued compensation* in the *Consolidated Balance Sheets*. These amounts related to unpaid severance and employee-related costs from our fourth quarter fiscal 2023 actions.

Note 14 — Common Stock and Related Matters

Common Stock

Changes in common stock during the periods presented were as follows (amounts and shares in millions):

	Common Stock	
	Shares	**Amount**
		(At par)
Balance at August 31, 2020	53.9	$ 0.5
Vesting of share-based payment awards	0.1	—
Stock options exercised	— *	—
Balance at August 31, 2021	54.0	0.5
Vesting of share-based payment awards	0.1	—
Stock options exercised	0.1	—
Balance at August 31, 2022	54.2	0.5
Vesting of share-based payment awards	0.2	—
Stock options exercised	— *	—
Balance at August 31, 2023	54.4	$ 0.5

_____

* Represents shares of less than 0.1 million.

As of August 31, 2023 and 2022, we had 23.4 million and 21.8 million of repurchased shares, respectively, recorded as treasury stock at an original repurchase cost of $2.44 billion and $2.18 billion, respectively.

During fiscal 2023, we repurchased approximately 1.6 million shares of our outstanding common stock. As of August 31, 2023, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 1.2 million shares. We may repurchase shares of our common stock from time to time at prevailing market prices, depending on market conditions, through open market or privately negotiated transactions.

Preferred Stock

We have 50 million shares of preferred stock authorized. No shares of preferred stock were issued in fiscal 2023 or 2022, and no shares of preferred stock are outstanding.

Earnings per Share

Basic earnings per share for the periods presented is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for these periods. Diluted earnings per share is computed similarly but reflects the potential dilution that would occur if dilutive options were exercised, unvested share-based payment awards were vested, and other distributions related to deferred stock agreements were incurred. Common stock equivalents are calculated using the treasury stock method. The dilutive effects of share-based payment awards subject to market and/or performance conditions that were not met during the period are excluded from the computation of diluted earnings per share.

The following table calculates basic earnings per common share and diluted earnings per common share during the periods presented (in millions, except per share data):

	Year Ended August 31,		
	2023	**2022**	**2021**
Net income	$ 346.0	$ 384.0	$ 306.3
Basic weighted average shares outstanding	31.806	34.182	36.284
Common stock equivalents	0.358	0.463	0.270
Diluted weighted average shares outstanding	32.164	34.645	36.554
Basic earnings per share[1]	$ 10.88	$ 11.23	$ 8.44
Diluted earnings per share[1]	$ 10.76	$ 11.08	$ 8.38

_____

[1] Earnings per share is calculated using unrounded numbers. Amounts in the table may not recalculate exactly due to rounding.

The following table presents stock options, restricted stock awards, and performance stock units that were excluded from the diluted earnings per share calculation for the periods presented as the effect of inclusion would have been antidilutive (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Stock options	0.1	0.1	0.8
Restricted stock awards	0.1	0.1	— *
Performance stock units	— *	—	—

_____

* Represents shares of less than 0.1 million.

Note 15 — Income Taxes

We account for income taxes using the asset and liability approach as prescribed by ASC Topic 740, *Income Taxes* ("ASC 740"). This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the United States. Among other provisions, the IRA includes a 15% corporate alternative minimum tax rate applicable for our fiscal 2024 taxable year as well as a 1% federal excise tax on corporate stock repurchases made after December 31, 2022, which we account for as an increase to the cost basis of our share repurchases. The IRA has not had, and we do not expect it to have, a material impact on our financial condition, results of operations, or cash flows.

Internal Revenue Code ("IRC") Section 174 was enacted as part of the Tax Cuts and Jobs Act of 2017 ("TCJA"). IRC Section 174, which became effective for us during fiscal 2023, requires us to capitalize research and development expenditures and amortize them on our U.S. tax return over five or fifteen years, depending on where research is conducted. The year over year change in both our provision for current federal taxes and provision for (benefit from) deferred taxes relates principally to the application of IRC Section 174.

The provision for income taxes consists of the following components during the periods presented (in millions):

	Year Ended August 31,					
	2023		**2022**		**2021**	
Provision for current federal taxes	$	105.8	$	67.6	$	65.4
Provision for current state taxes		15.7		16.3		12.8
Provision for current foreign taxes		27.0		25.4		14.4
(Benefit from) provision for deferred taxes		(47.8)		0.6		(2.7)
Total provision for income taxes	$	100.7	$	109.9	$	89.9

The following table reconciles the provision at the federal statutory rate to the total provision for income taxes during the periods presented (in millions):

	Year Ended August 31,					
	2023		**2022**		**2021**	
Federal income tax computed at statutory rate	$	93.8	$	103.7	$	83.2
State income tax, net of federal income tax benefit		11.4		13.5		10.7
Federal permanent differences		2.2		(4.3)		0.6
Foreign permanent differences and rate differential		4.4		4.3		2.4
Research and development tax credits		(8.3)		(7.6)		(7.6)
Unrecognized tax benefits		1.9		2.1		0.7
Other, net		(4.7)		(1.8)		(0.1)
Total provision for income taxes	$	100.7	$	109.9	$	89.9

Components of the net deferred income tax liabilities as of the dates presented include (in millions):

	August 31,	
	2023	**2022**
Deferred income tax liabilities:		
Depreciation	$ (21.5)	$ (18.6)
Goodwill and intangibles	(151.2)	(154.2)
Operating lease right of use assets	(19.8)	(18.3)
Other liabilities	(3.4)	(7.4)
Total deferred income tax liabilities	(195.9)	(198.5)
Deferred income tax assets:		
Self-insurance	1.7	1.6
Pension	5.9	7.1
Deferred compensation	23.1	22.2
Net operating losses	6.2	5.8
Other accruals not yet deductible	43.4	42.9
Operating lease liabilities	22.6	20.3
Capitalized research and development	41.5	—
Other assets	15.4	9.3
Total deferred income tax assets	159.8	109.2
Valuation allowance	(19.9)	(11.5)
Net deferred income tax liabilities	$ (56.0)	$ (100.8)

As of August 31, 2023, the estimated undistributed earnings from foreign subsidiaries was $255.8 million. We have recorded a deferred income tax liability of $0.7 million for certain foreign withholding taxes and U.S. taxes related to foreign earnings for which we do not assert indefinite reinvestment. With respect to unremitted earnings and original investments in foreign subsidiaries where we are continuing to assert indefinite reinvestment, any future remittances could be subject to additional foreign withholding taxes, U.S. state taxes, and certain tax impacts relating to foreign currency exchange effects. It is not practicable to estimate the amount of any unrecognized tax effects on these reinvested earnings and original investments in foreign subsidiaries. We account for the tax on Global Intangible Low-Taxed Income ("GILTI") as a period cost and, therefore, do not record deferred taxes related to GILTI on our foreign subsidiaries.

At August 31, 2023, we had federal tax credit carryforwards of approximately $8.3 million that begin to expire in 2029, and state tax credit carryforwards of approximately $0.9 million that begin to expire in 2027. Approximately $7.6 million of the total $8.3 million in federal tax credit carryforwards are subject to a full valuation allowance as we do not expect to realize any future tax benefit. At August 31, 2023, we had federal net operating loss carryforwards of $14.4 million that begin to expire in 2029, state net operating loss carryforwards of $47.1 million that begin to expire in 2024, and foreign net operating loss carryforwards of $7.8 million that begin to expire in 2028.

The gross amount of unrecognized tax benefits as of August 31, 2023 and 2022 totaled $20.1 million and $19.5 million, respectively, which includes $20.1 million and $18.8 million, respectively, of net unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. We recognize potential interest and penalties related to unrecognized tax benefits as a component of income tax expense; such accrued interest and penalties are not material. With few exceptions, we are no longer subject to United States federal, state, and local income tax examinations for years ended before 2018 or for foreign income tax examinations before 2018. We do not anticipate unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The following table reconciles the change in the unrecognized income tax benefit (reported in *Other long-term liabilities* on the *Consolidated Balance Sheets*) during the periods presented (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Unrecognized tax benefits balance at beginning of year	$ 19.5	$ 17.7	$ 17.2
Additions based on tax positions related to the current year	4.3	3.5	5.2
Additions for tax positions of prior years	1.4	0.1	0.1
Reductions for tax positions of prior years	(1.7)	(0.2)	(0.1)
Reductions due to settlements	(0.5)	—	(4.6)
Reductions due to lapse of statute of limitations	(2.9)	(1.6)	(0.1)
Unrecognized tax benefits balance at end of year	$ 20.1	$ 19.5	$ 17.7

Total accrued interest was $3.3 million, $2.1 million, and $2.0 million as of August 31, 2023, 2022, and 2021, respectively. There were no accruals related to income tax penalties during fiscal 2023. Interest, net of tax benefits, and penalties are included in *Income tax expense* within the *Consolidated Statements of Comprehensive Income*. We are routinely under audit from various tax jurisdictions. We do not currently anticipate material audit assessments.

Note 16 — Supplemental Disaggregated Information

Sales of lighting, lighting controls, and building technology solutions, excluding services, accounted for approximately 99% of total consolidated net sales in fiscal 2023, 2022, and 2021. Our geographic distribution of net sales, operating profit, income before income taxes, and long-lived assets is summarized in the following table during and as of the periods presented (in millions):

	Year Ended August 31,		
	2023	**2022**	**2021**
Net sales[1]:			
Domestic[2]	$ 3,412.9	$ 3,486.4	$ 2,982.4
International	539.3	519.7	478.6
Total	$ 3,952.2	$ 4,006.1	$ 3,461.0
Operating profit:			
Domestic[2]	$ 382.6	$ 428.3	$ 369.9
International	90.8	81.4	57.7
Total	$ 473.4	$ 509.7	$ 427.6
Income before income taxes:			
Domestic[2]	$ 367.5	$ 409.6	$ 343.7
International	79.2	84.3	52.5
Total	$ 446.7	$ 493.9	$ 396.2
Long-lived assets[3]:			
Domestic[2]	$ 323.8	$ 325.9	$ 284.4
International	107.4	73.5	76.6
Total	$ 431.2	$ 399.4	$ 361.0

---

[1] Net sales are attributed to each country based on the selling location.
[2] Domestic amounts include amounts for U.S. based operations.
[3] Long-lived assets include net property, plant, and equipment, operating lease right-of-use assets, and other long-term assets as reflected in the *Consolidated Balance Sheets*.

Item 9.   ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9a.   ***Controls and Procedures.***

Disclosure controls and procedures are controls and other procedures that are designed to reasonably ensure that information required to be disclosed in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission (the "SEC") rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to reasonably ensure that information required to be disclosed by us in the reports filed under the Exchange Act is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2023. The scope of our efforts to comply with the SEC rules included all of our operations except for KE2 Therm Solutions, Inc. ("KE2Therm"), which we acquired during the year ended August 31,2023. KE2 Therm constituted less than 2% of both total assets and equity as of August 31, 2023 and less than 1% of both the Company's net sales and pre-tax income for the year ended August 31, 2023. SEC guidance permits management to omit an assessment of an acquired business' internal control over financial reporting from management's assessment of internal control over financial reporting for a period not to exceed one year from the date of the acquisition. Accordingly, management has not assessed KE2 Therm's internal control over financial reporting as of August 31, 2023. This evaluation was carried out under the supervision and with the participation of management, including the principal executive officer and principal financial officer. Based on this evaluation, which as discussed herein excluded the operations of KE2 Therm, these officers have concluded that the design and operation of our disclosure controls and procedures are effective at a reasonable assurance level as of August 31, 2023.

However, because all disclosure procedures must rely to a significant degree on actions or decisions made by employees throughout the organization, such as reporting of material events, the Company and its reporting officers believe that they cannot provide absolute assurance that all control issues and instances of fraud or errors and omissions, if any, within the Company will be detected. Limitations within any control system, including our control system, include faulty judgments in decision-making or simple errors or mistakes. In addition, controls can be circumvented by an individual, by collusion between two or more people, or by management override of the control. Because of these limitations, misstatements due to error or fraud may occur and may not be detected.

Management's annual report on our internal control over financial reporting and the independent registered public accounting firm's attestation report are included in our 2023 Financial Statements in Item 8 of this Annual Report on Form 10-K, under the headings, *Management's Report on Internal Control over Financial Reporting* and *Report of Independent Registered Public Accounting Firm* as it relates to Internal Control Over Financial Reporting, respectively, and are incorporated herein by reference.

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) that occurred during our most recent quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 9b.   ***Other Information.***

On October 26, 2023, the Company and Neil M. Ashe, the Company's President and Chief Executive Officer, entered into an amendment to Mr. Ashe's Severance Agreement. The amendment modified the calculation of the minimum bonus component of severance that would be payable to Mr. Ashe on a qualifying termination of employment by replacing its reference to a specified percentage of Mr. Ashe's base salary (130%) with a reference to Mr. Ashe's target annual incentive bonus as in effect at the time of his termination. The foregoing description of the amendment to Mr. Ashe's Severance Agreement is a summary only and is qualified in its entirety by the full text of the amendment, which is filed as Exhibit 10(iii)A (26) to this Annual Report on Form 10-K.

Item 9c.   ***Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.***

None.

PART III

Item 10.   *Directors, Executive Officers, and Corporate Governance.*

The information required by this item, with respect to directors and corporate governance, will be included under the caption *Item 1 — Election of Directors* and *Director Information* of our proxy statement for the annual meeting of stockholders to be held January 24, 2024, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The information required by this item, with respect to executive officers, will be included under the caption *Executive Officers* of our proxy statement for the annual meeting of stockholders to be held January 24, 2024, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The information required by this item, with respect to the code of ethics, will be included under the captions *Governance Policies and Procedures* and *Contacting the Board of Directors* of our proxy statement for the annual meeting of stockholders to be held January 24, 2024, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 11.   *Executive Compensation.*

The information required by this item will be included under the captions *Director Information, Board and Committees (*including *Compensation Committee Interlocks and Insider Participation), Compensation of Directors, Compensation Discussion and Analysis, Report of the Compensation and Management Development Committee, Fiscal 2023 Summary Compensation Table, Fiscal 2023 Grants of Plan-Based Awards, Outstanding Equity Awards at Fiscal 2023 Year-End, Option Exercises and Stock Vested in Fiscal 2023, Pension Benefits in Fiscal 2023, Fiscal 2023 Non-Qualified Deferred Compensation, Employment Arrangements, Potential Payments upon Termination, CEO Pay Ratio,* and *Equity Compensation Plans* of our proxy statement for the annual meeting of stockholders to be held January 24, 2024, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item will be included under the captions *Equity Compensation Plans* and *Beneficial Ownership of the Company's Securities* of our proxy statement for the annual meeting of stockholders to be held January 24, 2024, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item will be included under the captions *Certain Relationships and Related Party Transactions, Director Information,* and *Board and Committees* of our proxy statement for the annual meeting of stockholders to be held January 24, 2024, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 14.   *Principal Accountant Fees and Services.*

The information required by this item concerning our principal accountant will be included under the captions *Audit Fees and Other Fees, Preapproval Policies and Procedures,* and *Report of the Audit Committee* of our proxy statement for the annual meeting of stockholders to be held January 24, 2024, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

PART IV

Item 15.   ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as a part of this report:

(1)	Management's Report on Internal Control over Financial Reporting	29
	Reports of Independent Registered Public Accounting Firm	30
	Consolidated Balance Sheets as of August 31, 2023 and 2022	33
	Consolidated Statements of Comprehensive Income for the years ended August 31, 2023, 2022, and 2021	34
	Consolidated Statements of Cash Flows for the years ended August 31, 2023, 2022, and 2021	35
	Consolidated Statements of Stockholders' Equity for the years ended August 31, 2023, 2022, and 2021	36
	Notes to Consolidated Financial Statements	37
(2)	Financial Statement Schedules:	

Any of Schedules I through V not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto

(3) Exhibits filed with this report (begins on next page):

Copies of exhibits will be furnished to stockholders upon request at a nominal fee. Requests should be sent to Acuity Brands, Inc., Investor Relations Department, 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309

INDEX TO EXHIBITS

EXHIBIT 3	(a)	Restated Certificate of Incorporation of Acuity Brands, Inc. (formerly Acuity Brands Holdings, Inc.), dated as of September 26, 2007.	Reference is made to Exhibit 3.1 of registrant's Form 8-K as filed with the Commission on September 26, 2007, which is incorporated herein by reference.
	(b)	Certificate of Amendment of Acuity Brands, Inc. (formerly Acuity Brands Holdings, Inc.), dated as of September 26, 2007.	Reference is made to Exhibit 3.2 of registrant's Form 8-K as filed with the Commission on September 26, 2007, which is incorporated herein by reference.
	(c)	Certificate of Amendment to the Restated Certificate of Incorporation of Acuity Brands, Inc., dated as of January 6, 2017.	Reference is made to Exhibit 3(c) of registrant's Form 10-Q as filed with the Commission on January 9, 2017, which is incorporated herein by reference.
	(d)	Certificate of Amendment to the Restated Certificate of Incorporation of Acuity Brands, Inc., dated as of January 7, 2021.	Reference is made to Exhibit 3(d) of registrant's Form 10-Q as filed with the Commission on January 7, 2021, which is incorporated herein by reference.
	(e)	Amended and Restated Bylaws of Acuity Brands, Inc., dated as of January 7, 2021.	Reference is made to Exhibit 3(e) of registrant's Form 10-Q as filed with the Commission on January 7, 2021, which is incorporated herein by reference.
EXHIBIT 4	(a)	Form of Certificate representing Acuity Brands, Inc. Common Stock.	Reference is made to Exhibit 4.1 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
	(b)	Description of Securities.	Filed with the Commission as part of this Form 10-K.
	(c)	Indenture, dated as of November 10, 2020, between Acuity Brands Lighting, Inc. and U.S. Bank National Association, as trustee.	Reference is made to Exhibit 4.1 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(d)	First Supplemental Indenture, dated as of November 10, 2020, among Acuity Brands Lighting, Inc., Acuity Brands, Inc. and ABL IP Holding, LLC, and U.S. Bank National Association, as trustee.	Reference is made to Exhibit 4.2 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(e)	Officer's Certificate, dated as of November 10, 2020, pursuant to Sections 3.01 and 3.03 of the Indenture, dated November 10, 2020, setting forth the terms of the 2.150% Senior Notes due 2030. the 2.150% Senior Notes due 2030.	Reference is made to Exhibit 4.3 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(f)	Form of 2.150% Senior Notes due 2030 (included in Exhibit 4.3).	Reference is made to Exhibit 4.3 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
EXHIBIT 10(i)	(1)	Five-Year Credit Agreement dated June 30, 2022.	Reference is made to Exhibit 10.1 of registrant's Form 10-Q as filed with the Commission on June 30, 2022, which is incorporated herein by reference.
EXHIBIT 10(iii)A		Management Contracts and Compensatory Arrangements:	
	(1)	Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10.14 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
	(2)	Amendment No. 1 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A(2) of registrant's Form 10-Q as filed with the Commission on January 14, 2003, which is incorporated by reference.

(3)	Amendment No. 2 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A(8) of the registrant's Form 10-Q as filed with the Commission on July 14, 2003, which is incorporated by reference.
(4)	Amendment No. 3 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A(36) of the registrant's Form 10-K as filed with the Commission on October 29, 2004, which is incorporated by reference.
(5)	Amendment No. 4 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 99.2 of registrant's Form 8-K filed with the Commission on July 6, 2006, which is incorporated herein by reference.
(6)	Amendment No. 5 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A(6) of registrant's Form 10-Q as filed with the Commission on July 10, 2007, which is incorporated herein by reference.
(7)	Amended and Restated Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan, effective as of July 1, 2019.	Reference is made to Exhibit 10(b) of the registrant's Form 10-Q as filed with the Commission on July 2, 2019, which is incorporated herein by reference.
(8)	First Amendment to the Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan, effective as of October 25, 2021	Reference is made to Exhibit 10(iii)A(14) of the registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(9)	Acuity Brands, Inc. Nonemployee Director Deferred Compensation Plan as Amended and Restated Effective June 29, 2006.	Reference is made to Exhibit 99.1 of registrant's Form 8-K filed with the Commission on July 6, 2006, which is incorporated herein by reference.
(10)	Amendment No. 2 to Acuity Brands, Inc. Nonemployee Director Deferred Compensation Plan dated October 24, 2008.	Reference is made to Exhibit 10(iii)A(86) of the registrant's Form 10-K as filed with the Commission on October 27, 2008, which is incorporated herein by reference.
(11)	Amended and Restated Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan, Effective as of January 5, 2022.	Reference is made to Exhibit 10(iii)c of the registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(12)	Acuity Brands, Inc. Compensation for Non-Employee Directors.	Reference is made to Exhibit 10(iii)A(12) of the registrant's Form 10-K as filed with the Commission on October 26, 2022, which is incorporated herein by reference.
(13)	Acuity Brands, Inc. Senior Management Benefit Plan.	Reference is made to Exhibit 10.16 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(14)	Amendment No. 1 to Acuity Brands, Inc. Senior Management Benefit Plan.	Reference is made to Exhibit 10(iii)A(5) of registrant's Form 10-Q as filed with the Commission on July 10, 2007, which is incorporated herein by reference.
(15)	Acuity Brands, Inc. Executive Benefits Trust.	Reference is made to Exhibit 10.18 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(16)	Acuity Brands, Inc. Supplemental Retirement Plan for Executives.	Reference is made to Exhibit 10.19 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(17)	Amendment No. 1 to Acuity Brands, Inc. Supplemental Retirement Plan for Executives.	Reference is made to Exhibit 10(iii)A(2) of the registrant's Form 10-Q as filed with the Commission on April 14, 2003, which is incorporated by reference.

(18)	Acuity Brands, Inc. Benefits Protection Trust.	Reference is made to Exhibit 10.21 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(19)	Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan, As Amended and Restated Effective As of July 1, 2019.	Reference is made to Exhibit 10(c) of the registrant's Form 10-Q as filed with the Commission on July 2, 2019, which is incorporated herein by reference.
(20)	Amendment No. 1 to Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(21)	Form of Amended and Restated Change in Control Agreement entered into as of April 21, 2006.	Reference is made to Exhibit 99.1 of registrant's Form 8-K filed with the Commission on April 27, 2006, which is incorporated herein by reference.
(22)	Employment Letter between Acuity Brands, Inc. and Neil M. Ashe, dated January 9, 2020	Reference is made to Exhibit 10.1 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(23)	Form of Nonqualified Stock Option Award Agreement (options subject only to time-based conditions)	Reference is made to Exhibit 10.2 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(24)	Form of Nonqualified Stock Option Award Agreement (options subject to time-based and share price performance conditions)	Reference is made to Exhibit 10.3 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(25)	Form of Severance Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10.4 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(26)	Amendment No. 1 to Severance Agreement between Acuity Brands, Inc. and Neil M. Ashe	Filed with the Commission as part of this Form 10-K.
(27)	Form of Change in Control Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10.5 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(28)	Acuity Brands, Inc. Matching Gift Program.	Filed with the Commission as part of this Form 10-K.
(29)	Employment Letter dated November 16, 2005 between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10.1 of registrant's Form 8-K filed with the Commission on November 18, 2005, which is incorporated herein by reference.
(30)	Amendment No. 1 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(81) of the registrant's Form 10-K as filed with the Commission on October 30, 2009, which is incorporated herein by reference.
(31)	Amendment No. 2 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10 (f) of registrant's Form 10-Q as filed with the Commission on March 31, 2010, which is incorporated herein by reference.
(32)	Amendment No. 3 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(4) of the registrant's Form 10-Q as filed with the Commission on April 2, 2014, which is incorporated herein by reference.

(33)	Amendment No. 4 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(46) of the registrant's Form 10-K as filed with the Commission on October 29, 2014, which is incorporated herein by reference.
(34)	Amendment No. 5 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(43) of the registrant's Form 10-K as filed with the Commission on October 27, 2015, which is incorporated herein by reference.
(35)	Amendment No. 6 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(44) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(36)	Amendment No. 7 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(45) of the registrant's Form 10-K as filed with the Commission on October 26, 2017, which is incorporated herein by reference.
(37)	Amendment No. 8 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(a) of the registrant's Form 10-Q as filed with the Commission on January 9, 2019, which is incorporated herein by reference.
(38)	Amendment No. 9 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(b) of the registrant's Form 10-Q as filed with the Commission on April 3, 2019, which is incorporated herein by reference.
(39)	Acuity Brands Lighting, Inc. Severance Agreement, entered into as of March 28, 2018, by and between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(51) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(40)	Amendment No. 1 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(52) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(41)	Amendment No. 2 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(53) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(42)	Amendment No. 3 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(43)	Change in Control Agreement, entered into as of March 28, 2018, by and between Acuity Brands, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(54) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(44)	Amendment No.1 to Acuity Brands, Inc. Change in Control Agreement between Acuity Brands, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(55) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(45)	Change in Control Agreement dated March 28, 2018, by and between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(81) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(46)	Amendment No. 1 to Acuity Brands, Inc. Change in Control Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(82) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(47)	Severance Agreement dated March 28, 2020, by and between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(83) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.

(48)	Amendment No. 1 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(84) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(49)	Amendment No. 2 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(85) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(50)	Amendment No. 3 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(86) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(51)	Amendment No. 4 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(80) of the registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(52)	Change in Control Agreement dated March 2, 2020, by and between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(87) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(53)	Severance Agreement dated March 2, 2020, by and between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(88) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(54)	Amendment No. 1 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(83) of the registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(55)	Form of Indemnification Agreement.	Reference is made to Exhibit 10.1 of registrant's Form 8-K as filed with the Commission on February 9, 2010, which is incorporated herein by reference.
(56)	Form of Stock Notification and Award Agreement for stock options, effective October 24, 2013.	Reference is made to Exhibit 10(iii)A(1) of the registrant's Form 10-Q as filed with the Commission on April 2, 2014, which is incorporated herein by reference.
(57)	Form of Stock Notification and Award Agreement for stock options, effective October 27, 2014.	Reference is made to Exhibit 10(iii)A(66) of the registrant's Form 10-K as filed with the Commission on October 29, 2014, which is incorporated herein by reference.
(58)	Form of Stock Notification and Award Agreement for stock options, effective April 1, 2016.	Reference is made to Exhibit 10(iii)A(1) of the registrant's Form 10-Q as filed with the Commission on April 6, 2016, which is incorporated herein by reference.
(59)	Form of Restricted Stock Award Agreement for U.S. Grantees.	Reference is made to Exhibit 10(iii)A(70) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(60)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees.	Reference is made to Exhibit 10(iii)A(72) of the registrant's Form 10-K as filed with the Commission on October 26, 2017, which is incorporated herein by reference.
(61)	Form of Nonqualified Stock Option Award Agreement.	Reference is made to Exhibit 10(iii)A(72) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(62)	Form of Nonqualified Stock Option Award Agreement for Named Executive Officers.	Reference is made to Exhibit 10(iii)A(73) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.

(63)	Amended and Restated Acuity Brands, Inc. 2012 Omnibus Stock Incentive Compensation Plan.	Reference is made to Appendix B of the registrant's Proxy Statement as filed with the Commission on November 22, 2021, which is incorporated herein by reference.
(64)	Acuity Brands, Inc. 2017 Management Cash Incentive Plan.	Reference is made to Annex B of the registrant's Proxy Statement as filed with the Commission on November 21, 2017, which is incorporated herein by reference.
(65)	Form of Restricted Stock Award Agreement for U.S. Employees.	Reference is made to Exhibit 10(iii)A(1) of the registrant's Form 10-Q as filed with the Commission on April 4, 2018, which is incorporated herein by reference.
(66)	Form of Restricted Stock Award Agreement for Directors.	Reference is made to Exhibit 10(iii)A(3) of the registrant's Form 10-Q as filed with the Commission on April 4, 2018, which is incorporated herein by reference.
(67)	Restricted Stock Award Agreement for Non-Employee Director.	Reference is made to Exhibit 10(iii)a of the registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(68)	Deferred Stock Unit Award Agreement Non-Employee Directors.	Reference is made to Exhibit 10(iii)b of the registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(69)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement.	Reference is made to Exhibit 10(iii)A(93) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(70)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement.	Reference is made to Exhibit 10(c) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(71)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement.	Reference is made to Exhibit 10(iii)A(94) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(72)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement.	Reference is made to Exhibit 10(d) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(73)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (TSR October 2022).	Reference is made to Exhibit 10(d) of registrant's Form 10-Q as filed with the Commission on January 9, 2023, which is incorporated herein by reference.
(74)	Acuity Brands, Inc. Non-Employee Director Compensation Schedule.	Reference is made to Exhibit 10 (1) of registrant's Form 10-Q as filed with the Commission on April 4, 2023, which is incorporated herein by reference.
(75)	Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan (As Amended and Restated effective March 30, 2023).	Reference is made to Exhibit 10 (2) of registrant's Form 10-Q as filed with the Commission on April 4, 2023, which is incorporated herein by reference.
(76)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (ROIC Performance Award).	Filed with the Commission as part of this Form 10-K.

	(77)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (rTSR Performance Award).	Filed with the Commission as part of this Form 10-K.
	(78)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement	Filed with the Commission as part of this Form 10-K.
	(79)	Acuity Brands, Inc. Incentive-Based Compensation Recoupment Policy As Amended and Restated Effective as of October 2, 2023.	Filed with the Commission as part of this Form 10-K.
	(80)	Acuity Brands, Inc. Short-Term Incentive Plan As Amended and Restated Effective as of September 28, 2023.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 21		List of Subsidiaries.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 22		List of Guarantors and Subsidiary Issuers of Guaranteed Securities.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 23		Consent of Independent Registered Public Accounting Firm.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 24		Powers of Attorney.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 31	(a)	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
	(b)	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 32	(a)	Certification of the Chief Executive Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
	(b)	Certification of the Chief Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 101	.INS	XBRL Instance Document	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
	.SCH	XBRL Taxonomy Extension Schema Document.	Filed with the Commission as part of this Form 10-K.
	.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.LAB	XBRL Taxonomy Extension Label Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 104		Cover Page Interactive Data File.	Formatted as Inline XBRL and contained in Exhibit 101 of this Form 10-K.

Item 16.   *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITY BRANDS, INC.

Date: October 26, 2023   By: /S/ NEIL M. ASHE
                                                    Neil M. Ashe
                        Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ NEIL M. ASHE **Neil M. Ashe**	Chairman, Director, President and Chief Executive Officer (Principal Executive Officer)	October 26, 2023
/s/ KAREN J. HOLCOM **Karen J. Holcom**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 26, 2023
* **Marcia J. Avedon, Ph.D.**	Director	October 26, 2023
* **W. Patrick Battle**	Director	October 26, 2023
* **Michael J. Bender**	Director	October 26, 2023
* **G. Douglas Dillard, Jr.**	Director	October 26, 2023
* **James H. Hance, Jr.**	Director	October 26, 2023
* **Maya Leibman**	Director	October 26, 2023
* **Laura G. O'Shaughnessy**	Director	October 26, 2023
* **Mark J. Sachleben**	Director	October 26, 2023
* **Mary A. Winston**	Director	October 26, 2023
*BY: /s/ KAREN J. HOLCOM **Karen J. Holcom**	Attorney-in-Fact	October 26, 2023



ACUITY BRANDS, INC.
1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309